Strengthening our foundation

2026 Annual General Meeting Proxy Statement

2025 Annual Report

LYB LyondellBasell



Peter Vanacker
Chief Executive Officer



Dear shareholders,

2025 challenged the entire chemical industry as we navigated what remains one of the longest downturns on record. Against this backdrop, LYB made deliberate business and financial decisions to preserve and grow value through the cycle and position the company for long-term success.

Rapid trade shifts, falling oil prices, global inflation and lingering oversupply compressed margins across our businesses. We responded by realigning the pace of our investments with market realities, preserving financial flexibility and future growth options, while continuing to invest where we can deliver durable value.

We maintained safe and reliable operations, optimized our portfolio and bolstered liquidity. As we enter 2026, we are confident these actions will position LYB to emerge stronger in the next upcycle.

A safe, reliable operator across cycles

Our top safety performance reflects our culture of safe and reliable operations grounded in continuous improvement. In 2025, our efforts established a new record in the company's history, with a total recordable incident rate of 0.12, among the best in our industry.

In addition to achieving leading safety performance, our focus on operational excellence also delivered strong results, including the successful execution of major turnarounds at some of our largest sites. With fewer turnarounds planned for 2026, we have enhanced our ability to meet customer needs.

Operational excellence was further highlighted by the achievement of a historic production milestone at our propylene oxide/tertiary-butyl alcohol (PO/TBA) facility in Channelview, which exceeded nameplate capacity, and the completion of the acetyls debottleneck at our La Porte Complex.

When it comes to pursuing continuous improvement across operations and functions, the way of working established through our Value Enhancement Program (VEP) also continues to deliver. VEP workstreams in 2025 further empowered us to turn bottom-up ideas into measurable value and exceeded company targets.

Deliberate business and financial decisions

Alongside our focus on safety, operational excellence and value generation, we continued to optimize our portfolio in line with our long-term strategy.

Our portfolio transformation is increasing our focus on core value chains while furthering access to low-cost feedstocks, as well as circular and renewable raw materials in select markets. Our work in 2025 is helping us pursue the lowest delivered cost to serve our customers in growing global markets and generate competitive shareholder value.

Notable portfolio moves in 2025:

• Following our joint feedstock allocation award from the Ministry of Energy of the Kingdom of Saudi Arabia, we began conducting a feasibility study with Sipchem for a world-scale, mixed-feed cracker. This exemplifies our approach to leveraging advantaged feedstocks and LYB technology to grow and upgrade our core and create value.

• During the second quarter, we announced the signing of our agreement with AEQUITA to sell four of our European Olefins & Polyolefins (O&P) assets. We expect to close the transaction in the second quarter of 2026. During 2025, we also permanently shut down our propylene oxide joint venture in the Netherlands. These divestments and

closures shift our portfolio toward assets with higher margins and durable cost advantages.

• Our exit from the refining business at the end of the first quarter has helped decrease earnings volatility, avoid costly maintenance investments and reduce our emissions footprint.

• Our investment in circularity continued with the scale-up of our proprietary, catalytic chemical recycling technology, *MoReTec*. Construction of our first commercial-scale plant in Wesseling, Germany, is underway and expected to begin operations during 2027 with a 50 KTA capacity.

These portfolio actions were complemented by decisive cash management that preserved liquidity through the ongoing downturn.

We launched a Cash Improvement Plan, which achieved $800 million last year; well above the $600 million target relative to our 2025 internal plan. With this momentum, we are increasing the cumulative target from $1.1 billion to $1.3 billion by the end of 2026 and expect to generate an additional $500 million of cash relative to 2025 actuals[1]. Our team accomplished these initiatives by focusing on working capital management, fixed-cost reductions and deferring select U.S. projects[2]. Those include pausing further development of our Flex-2 propylene expansion project at Channelview and delaying the final investment

decision of our *MoReTec*-2 chemical recycling unit.

In addition, we took deliberate steps to manage upcoming maturities by executing a $1.5 billion bond offering. In 2026, we will continue to conserve cash with additional, targeted measures, including a reduction in capital expenditures to $1.2 billion[3].

Strengthening our foundation

Throughout 2025, a clear theme guided our work and shaped our company's direction. Our employees worked tirelessly to manage current market realities while building stronger and more resilient foundations for our company.

Along with the board of directors and executive committee, I want to thank our employees for all they have accomplished.

What we achieved strengthens our strategic trajectory and reinforces our ability to execute with purpose. In 2026, we will continue upgrading the portfolio, preserving liquidity, and delivering best in class safety, reliability and customer service performance to drive lasting shareholder value.



Peter Vanacker

---

1. Cumulative Cash Improvement Plan target reflects value delivered in 2025 and 2026. 2025 is evaluated relative to the 2025 internal plan and 2026 will be measured relative to 2025 actuals.
2. Fixed cost reductions may be achieved through contract changes, reductions in employees and employee-related expenses or other means and excludes one-time annual implementation costs of <$50 million.
3. For 2026, we expect our CAPEX will be approximately $1.2 billion on an accrued basis. Our 2026 capital plan includes approximately $400 million for profit-generating growth projects and approximately $800 million of sustaining investment to keep our assets running safely and reliably. The capital plan continues to prioritize safe and reliable operations and ongoing construction of *MoReTec*-1.

2025 results

$(0.7) B

Net loss

$0.6 B
Net income excluding identified items

$(2.34)
Diluted loss per share


$1.70
Diluted EPS excluding identified items

$1.1 B
EBITDA


$2.5 B
EBITDA excluding identified items

$2.3 B
Cash from operating activities


95%
Cash conversion

Note: Identified items include adjustments for lower of cost or market ("LCM"), gain or loss on sale of business, asset write-downs in excess of $10 million in aggregate for the period, Cash Improvement Plan costs, site closures costs, European transaction costs and discontinued operations. See Appendix A of the 2026 Proxy Statement for information about our non-GAAP financial measures and the company's use of these measures including cash conversion, EBITDA, diluted earnings per share and net income excluding identified items.

Safety performance

Record-breaking 2025 results demonstrating our commitment to safe and reliable operations



Injuries per 200,000 hours worked

LyondellBasell · ACC Top Quartile

Sources: American Chemistry Council (ACC) and LyondellBasell. Notes: Medium and large companies only. Includes employees and contractors.

Generating cash despite difficult market conditions

Consistent cash conversion through the bottom of the cycle



Cash conversion

- - - - - Through-cycle target

Note: Cash conversion equals net cash provided by operating activities divided by EBITDA excluding LCM, gain or loss on sale of business and asset write-downs in excess of $10 million in aggregate for the period.



Navigating the cycle with our strategic priorities intact

Timelines extended as we adapt execution to current market realities

	Focused execution	Accelerating	Realigning to market realities

Grow & upgrade the core	• Safe and reliable operations
	• Portfolio transformation:
	  – Divestment of four European assets on track for completion in 2Q26
	  – Ceased refining operations and closed assets (e.g., Dutch PO JV)
	  – Expanded Middle East presence
		• Channelview PO/TBA exceeding benchmark rates
		• Investing in reliability at the La Porte acetyls assets
			• Attractive organic growth (e.g., Flex-2, propylene expansion project at Channelview)

Build a profitable circular & low carbon solutions business	• *MoReTec*-1 construction expected 2027 startup	• Advocacy for supportive policy frameworks • Implementing low / no cost energy efficiency projects	• Building scale in regional hubs • Investments in carbon reduction • *MoReTec*-2
Step up performance & culture	• Focus on value and cash generation • Value Enhancement Program exceeded targets	• Cash Improvement Plan targeting $500 million in 2026 for a cumulative $1.3 billion by the end of 2026[1] • Transforming APS	

2025 goals achieved and target increased for 2026

Cash Improvement Plan increased to $1.3 billion by the end of 2026[1]

	2025 results	2026 outlook
Trade working capital	Reduced trade working capital by $400 million[2]	Disciplined trade working capital management while furthering fixed cost efficiencies within the organization
Fixed cost reduction[3]	Reduction of global workforce by 7%, ~1,350 employees, to lowest level since 2018	
CAPEX reduction[4]	Cash savings impacted by timing of payments	Prioritizing safety and reliability

Delivered ~$800 million[5] exceeding $600 million target	Targeting $500 million in 2026 cumulative $1.3 billion

Creating a sustainable European footprint

Aligned with LYB long-term strategy to strengthen profitability and resiliency



LYB 2024 global O&P footprint[6]
61% / 30% / 9%

LYB post-divestiture global O&P footprint[6]
68% / 21% / 11%

● Cost-advantaged regions[7]
● Europe
● Rest of the world

Note: Trade working capital equals the sum of accounts receivable and inventory minus accounts payable. Data includes Refining.
1. Cumulative Cash Improvement Plan target reflects value delivered in 2025 and 2026. 2025 is evaluated relative to the 2025 internal plan and 2026 will be measured relative to 2025 actuals.
2. Relative to internal plan. Includes trade working capital related to the pending European asset transaction.
3. Annual fixed cost reductions may be achieved through contract changes, reductions in employees and employee-related expenses or other means and excludes one-time annual implementation costs of <$50 million.
4. Cash CAPEX timing is affected by payment schedules and project phasing, resulting in a lag in realized cash impact relative to accruals.
5. Relative to LYB internal plan for 2025.
6. Capacities include LYB proportional share of JVs. Products including ethylene, propylene, PE, PP and *Catalloy*.
7. Cost-advantaged regions include United States and Middle East.

Board of directors



Jacques Aigrain
Chair of Board, Audit Committee, Finance Committee, Nominating and Governance Committee



Lincoln Benet
Finance Committee, Nominating and Governance Committee



Robin W. T. Buchanan
Health, Safety, Environmental & Sustainability Committee, Nominating and Governance Committee



Anthony R. Chase
Audit Committee, Compensation and Talent Development Committee



Robert W. Dudley
Health, Safety, Environmental & Sustainability Committee, Finance Committee



Claire S. Farley
Audit Committee, Nominating and Governance Committee



Rita Griffin
Compensation and Talent Development Committee, Health, Safety, Environmental & Sustainability Committee



Michael S. Hanley
Audit Committee, Finance Committee



Virginia A. Kamsky
Compensation and Talent Development Committee, Health, Safety, Environmental & Sustainability Committee



Bridget Karlin
Audit Committee, Finance Committee, Nominating and Governance Committee



Albert J. Manifold
Compensation and Talent Development Committee, Health, Safety, Environmental & Sustainability Committee



Peter Vanacker
Chief Executive Officer

Executive committee



Peter Vanacker
Chief Executive Officer



Tracey Campbell
Executive Vice President, Sustainability and Corporate Affairs



Trisha Conley
Executive Vice President, People and Culture



Kimberly Foley
Executive Vice President, Global Olefins & Polyolefins (O&P)



Dale Friedrichs
Executive Vice President, Operational Excellence and HSE



Agustin Izquierdo
Executive Vice President and Chief Financial Officer



Jeffrey Kaplan
Executive Vice President, General Counsel and Procurement



Aaron Ledet
Executive Vice President, Intermediates and Derivatives (I&D) and Supply Chain



Torkel Rhenman
Executive Vice President, Advanced Polymer Solutions (APS)



James Seward
Executive Vice President and Chief Innocation Officer

Yvonne van der Laan
Executive Vice President, Circular and Low Carbon Solutions (CLCS)

Note: Committee assignments in magenta denote chairperson.



2026

Annual General Meeting of
Shareholders Proxy Statement

About LyondellBasell

We are LyondellBasell – a leader in the global chemical industry creating solutions for everyday sustainable living. Through advanced technology and focused investments, we are enabling a circular and low carbon economy.

Across all we do, we aim to unlock value for our customers, investors and society. As one of the world's largest producers of polymers and a leader in polyolefin technologies, we develop, manufacture and market high-quality and innovative products for applications ranging from sustainable transportation and food safety to clean water and quality healthcare.

Chair Letter

April 10, 2026
Dear fellow shareholders,
On behalf of the Board of Directors of LyondellBasell Industries N.V. ("LYB" or the "Company"), I am pleased to present our 2026 proxy statement.

The past year demanded resilience, clarity of purpose, and discipline from companies across the chemical industry. For LYB, 2025 was a year that tested our organization while also demonstrating the strength of the foundation we have built. I'm proud of how our employees and leadership team worked together to navigate a prolonged global downturn while advancing the strategic priorities essential to long-term value creation.

LEADING WITH SAFETY AND OPERATIONAL EXCELLENCE
Safety and operational excellence remain top priorities for the Board and the Company. In 2025, LYB delivered record safety performance that set a new benchmark for the Company. This achievement reflects a culture where rigorous operational discipline guides every decision – from day-to-day reliability efforts to successfully executing major turnarounds on time and on budget.

ADVANCING PORTFOLIO TRANSFORMATION
While managing through the cycle, LYB continued to reposition our portfolio to strengthen competitiveness and future growth potential. The Company made meaningful progress toward shifting a larger share of production toward regions with structural cost advantages, exited the refining business, advanced key divestitures in Europe, and continued work on strategic joint ventures in feedstock-advantaged regions. At the same time, the Company progressed projects central to our circularity and low-carbon ambitions with the continued development of proprietary catalytic chemical recycling technology, *MoReTec*.

NAVIGATING THE CYCLE
Through the prolonged downcycle, the Company prioritized actions within our control – protecting liquidity, improving cost efficiency, and moderating capital spending to align with more favorable market timing. We launched a Cash Improvement Plan in April 2025, and our Value Enhancement Program continues to deliver positive results. These efforts helped preserve financial flexibility while allowing the Company to continue investing in assets and technologies that support our long-term strategic direction.

BOARD AND LEADERSHIP
Our Board, which I am proud to chair, continues to serve LYB and our shareholders through strong oversight, strategic guidance, and commitment to our values. The Board remained deeply engaged throughout 2025, and we continued our own refreshment efforts to ensure we maintain the right mix of skills and global experience to support the Company through an evolving industry landscape.

SHAREHOLDER VOTING
Your vote is important, and we encourage you to read the attached proxy statement and cast your vote as soon as possible to ensure your shares are represented at the meeting. Thank you for your investment in LYB.

JACQUES AIGRAIN

Chair of the Board

Notice of and Agenda for 2026 Annual General Meeting of Shareholders

MEETING INFORMATION

FRIDAY, MAY 22, 2026
8:00 a.m. Local Time

HILTON HOTEL
Schiphol Airport, Schiphol Blvd. 701
1118 BN Schiphol, the Netherlands

ITEMS OF BUSINESS

1. Elect our Board of Directors;
2. Discharge our directors from liability in connection with the exercise of their duties during 2025;
3. Adopt our 2025 Dutch statutory annual accounts;
4. Appoint the external auditor for our 2026 Dutch statutory annual accounts;
5. Ratify the appointment of our independent registered public accounting firm;
6. Provide an advisory vote on our executive compensation (say-on-pay);
7. Authorize the repurchase of up to 10% of our issued share capital;
8. Approve the cancellation of all or a portion of the shares held in our treasury account; and
9. Approve amendments to our Long Term Incentive Plan.

We will also discuss our corporate governance, dividend policy, and executive compensation program.

By order of the Board,

Charity R. Kohl

CHARITY R. KOHL
Corporate Secretary
April 10, 2026

HOW TO VOTE

Your vote is important. You are eligible to vote if you are a shareholder of record at the close of business on April 24, 2026.











ONLINE	**BY MOBILE DEVICE**	**BY PHONE**	**BY MAIL**	**IN PERSON**
Visit the website on your proxy card	Scan this QR code to vote with your mobile device	Call the telephone number on your proxy card	Sign, date and return your proxy card in the enclosed envelope	Attend the annual meeting in person. See page 91

If you are a registered shareholder, you may vote online at www.proxyvote.com, by telephone, or by mailing a proxy card. If you hold your shares through a bank, broker, or other institution, you may vote your shares through the method specified on the voting instruction form provided to you. You may also attend the annual general meeting in person. If you intend to attend the meeting, notice must be given to the Company on or before May 15, 2026. See page 91 for more information.

Important Notice Regarding Availability of Proxy Materials for the 2026 Annual General Meeting

This proxy statement and our 2025 annual report to shareholders are available on our website at *Investors.LyondellBasell.com* by clicking "Financials," then "Annual Reports." This proxy statement is first being mailed and delivered electronically to shareholders on or about April 10, 2026. If you wish to receive future proxy statements and annual reports electronically rather than receiving paper copies in the mail, please see page 93 for instructions. This approach can provide information to you more conveniently, while reducing the environmental impact of our annual general meeting and helping to reduce our distribution costs.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

The statements in this proxy statement relating to matters that are not historical facts are forward-looking statements. These forward-looking statements are based upon assumptions of management of LYB which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. When used in this proxy statement, the words "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "target" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Actual results could differ materially based on factors including, but not limited to, market conditions, including the prolonged industry downturn, the business cyclicality of the chemical and polymers industries; industry production capacities, operating rates, and the pace of global capacity rationalizations; the availability, cost and price volatility of raw materials and utilities, particularly the cost of oil, natural gas, and associated natural gas liquids; competitive product and pricing pressures; the supply/demand balances for our and our joint ventures' products; the impacts of tariffs and trade disruptions; our ability to maintain our investment-grade credit balance sheet and execute our capital allocation strategy, including our ability to pay dividends; our ability to comply with debt covenants and repay our debt; labor conditions; our ability to attract and retain key personnel; operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, supplier disruptions, labor shortages, strikes, work stoppages or other labor difficulties, transportation interruptions, spills and releases and other environmental risks); our ability to manage costs; future financial and operating results; our ability to complete capital projects on time and on budget and successfully operate the asset; our ability to align our assets and grow and upgrade our core, including completing the sale of certain European assets; our ability to successfully implement initiatives identified pursuant to our Value Enhancement Program and generate anticipated earnings; our ability to reduce our fixed costs, working capital and capital expenditures and increase cash flow; legal and environmental proceedings; tax rulings and related consequences or proceedings; technological developments, and our ability to develop new products and process technologies; our ability to meet our sustainability goals, including the ability to operate safely, increase production of recycled and renewable-based polymers, and reduce our emissions and achieve net zero emissions by the time set in our goals; our ability to procure energy from renewable sources; our ability to build a profitable Circular & Low Carbon Solutions business; our ability to improve the business performance of our Advanced Polymers Solutions segment and its ability to secure new customers; potential governmental regulatory actions; political unrest and terrorist acts; and risks and uncertainties posed by international operations, including foreign currency fluctuations. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the "Risk Factors" sections of our Form 10-K for the year ended December 31, 2025, which can be found at Investors.LyondellBasell.com by clicking "Financials," then "Annual Reports," and on the Securities and Exchange Commission's website at www.sec.gov. There is no assurance that any of the actions, events or results of the forward-looking statements will occur, or if any of them do, what impact they will have on our results of operations or financial condition. Forward-looking statements speak only as of the date they were made and are based on the estimates and opinions of management of LYB at the time the statements are made. LYB does not assume any obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law. References to our website in this proxy statement are provided as a convenience, and the information on our website is not, and shall not be deemed to be a part of this proxy statement or incorporated into any other filings we make with the Securities and Exchange Commission.

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. The summary does not include all of the information you should consider before voting your shares, and we encourage you to read the full proxy statement carefully.

Annual General Meeting

Date and Time
Friday, May 22, 2026
8:00 a.m. Local Time

Place
Hilton Hotel, Schiphol Airport
Schiphol Blvd. 701
1118 BN Schiphol, the Netherlands

Record Date
Friday, April 24, 2026

Agenda and Voting Recommendations

Item		Board Recommendation	Page
1	Election of 12 directors	✅ **FOR** all nominees	8
2	Discharge of directors from liability	✅ **FOR**	35
3	Adoption of Dutch statutory annual accounts	✅ **FOR**	35
4	Appointment of auditor of Dutch statutory annual accounts	✅ **FOR**	36
5	Ratification of independent registered public accounting firm	✅ **FOR**	36
6	Advisory vote on executive compensation (say-on-pay)	✅ **FOR**	39
7	Authorization to conduct share repurchases	✅ **FOR**	77
8	Cancellation of shares	✅ **FOR**	78
9	Amendments to our Long Term Incentive Plan	✅ **FOR**	79

Corporate Governance Highlights

✅ **Annual election of directors**

✅ **Independent Board** (11 of 12 director nominees)

✅ **Independent Board Chair and Committees** (100% of directors on each Board Committee are independent)

✅ **Executive sessions** at each regularly scheduled Board and Committee meeting

✅ **Annual self-assessments** for the Board and each Committee, including individual assessments for the Chair and directors

✅ **Board refreshment** supported by mandatory retirement age and annual Board self-assessments

✅ **Board diversity** (4 female director nominees and 2 ethnically/racially diverse director nominees)

✅ **Shareholder rights and engagement** (one class of voting stock, no poison pill, ongoing shareholder engagement)

✅ **Code of Conduct,** most recently revised in February 2025, supported by whistleblower helpline and robust compliance program

✅ **Board oversight** of strategy, risk management, capital allocation, cybersecurity, human capital management and sustainability

✅ **Regular succession planning** for directors and executive management with focus on talent development

✅ **High director attendance** and engagement, with average meeting attendance of 98% in 2025

✅ **Policies prohibiting insider trading** for directors, executives, employees and LYB

✅ **Stock ownership guidelines** for directors and executives and policy against hedging and pledging LYB shares



2026 Director Nominees

All Committee memberships shown in the table below have been effective since March 1, 2025.

Nominee	Age	Years of Service	Independent	Committee Memberships					Other Public Boards
				Audit	C&TD	NomGov	HSE&S	Finance	
Jacques Aigrain	71	15	YES	●		●		●	2
Lincoln Benet	62	11	YES			●		👤	1
Robin Buchanan	74	15	YES			●	●		0
Anthony Chase	71	5	YES	●	●				3
Robert Dudley	70	5	YES				●	●	2
Claire Farley	67	12	YES	●		👤			2
Rita Griffin	63	3	YES		●		👤		0
Michael Hanley	60	8	YES	👤				●	2
Virginia Kamsky	72	4	YES		●		●		0
Bridget Karlin	69	2	YES	●		●		●	2
Albert Manifold	63	7	YES		👤		●		2
Peter Vanacker	60	4	CEO						1

👤 Chair ● Member



Tenure

7.6 years
Average tenure

- 0 to 4: 4
- 5 to 8: 4
- More than 8: 4

Age

66.8 years
Average age

- 50's: 0
- 60's: 7
- 70's: 5

Independence

11/12
Independent Directors

Attendance

98%
Meeting Attendance



Demographic Summary

50% Gender or Ethnically/Racially Diverse Nominees

4/12
Women **33%**

2/12
Ethnically/Racially Diverse **17%**

7/12
Non-U.S. or Dual Citizen **58%**



2 women
SERVING AS COMMITTEE CHAIRS

2025 Performance Overview

In 2025, LyondellBasell demonstrated resilience and disciplined execution in the face of a prolonged industry downturn. Even amid challenging global market conditions, our teams continued to deliver record safety performance and operational excellence, optimize our portfolio, and advance initiatives that support sustainable growth. Our disciplined capital allocation approach, paired with ongoing cost-efficiency measures, positioned the Company to preserve liquidity and maintain our commitment to delivering returns for shareholders.

$(738) M	$563 M	$2.5 B	$2.0 B
Net Loss	Net Income ex. Identified Items*	EBITDA ex. Identified Items*	Returned To Shareholders

* See Appendix A for information about our non-GAAP financial measures and for reconciliations or calculations of these financial measures. Identified items include adjustments for lower of cost or market ("LCM"), gain or loss on sale of business, asset write-downs in excess of $10 million in aggregate for the period, Cash Improvement Plan costs, site closure costs, European transaction costs and discontinued operations.



STRATEGY	Advanced key elements of our long-term strategy to grow and upgrade the core and progress our circular and low-carbon ambitions	**PORTFOLIO OPTIMIZATION**	Reinforced cost-advantaged positions through strategic expansions, partnerships, divestitures, and closures
SAFETY	Achieved lowest injury rate, fewest personal injuries, and best environmental performance in company history	**OPERATIONAL EXCELLENCE**	Successfully executed major turnarounds on time and on budget, enhanced reliability, and improved efficiency across our global network.
FINANCIAL DISCIPLINE	Proactively preserved liquidity and financial flexibility while pacing capital investments to preserve optionality through the cycle	**SHAREHOLDER RETURNS**	Delivered disciplined shareholder returns, marking the 15th consecutive year of regular dividend growth









2025 Executive Compensation Highlights

We are committed to a pay for performance philosophy, and our compensation programs align executive and shareholder interests by tying a significant amount of compensation to our financial, business, and strategic goals. Our Compensation and Talent Development ("C&TD") Committee continually monitors compensation best practices, the effectiveness of our compensation programs, and their alignment with our compensation philosophy. In 2025, prolonged challenging market conditions negatively impacted EBITDA, offset by our strong performance on the safety, sustainability, and value creation metrics, resulting in annual bonuses paying slightly below target. Our performance share units ("PSUs") granted in 2023 under our long-term incentive program, with a three-year performance period ended December 31, 2025, earned 25% of target, reflecting the fact that our total shareholder return ("TSR") was negative and fell in the lower half of selected peers and our free cash flow ("FCF") per share fell well below the target set by our C&TD Committee due to the continuing challenging market environment in 2025. For more information on our annual bonus performance metrics, see "2025 Executive Compensation Decisions in Detail" on page 48.



2025 Annual Bonus Payout

Business Results		Safety Performance		Sustainability		Value Creation		
60%	+	20%	+	10%	+	10%	=	**Overall Payout**
EBITDA Performance against adjusted EBITDA budget		**TRIR (50%)** Injury rate **PSIR (50%)** Process safety incident rate		**Milestones** - Energy efficiency - Produce and market recycled/renewable-based polymers		**Milestones** Achievement of incremental EBITDA targets		
Result: 0% Payout		**Result:** 173% Payout		**Result:** 126% Payout		**Result:** 200% Payout		**67%**

Item 1
Election of Directors

 **The Board recommends that you vote FOR the election of each of the nominees to our Board of Directors.**

The Board of Directors of LYB recommends that each of the twelve director nominees introduced below be elected to our Board, in each case for a term ending at our 2027 annual general meeting of shareholders. All of the nominees are current directors elected by shareholders at the 2025 annual general meeting.

Our Board

Our goal is to have a Board that provides effective oversight of the Company through the appropriate balance of experience, expertise, skills, competencies, specialized knowledge, and other qualifications and attributes. Director candidates also must be willing and able to devote the time and attention necessary to engage in relevant, informed discussion and decision-making. Our Nominating and Governance Committee focuses on Board succession planning and refreshment and is responsible for recruiting and recommending nominees to the full Board for election. The Committee considers the qualifications, contributions, and outside commitments of each current director, as well as the results of annual Board self-assessments and management assessments, in determining whether he or she should be nominated for reelection. Many of our directors serve on the boards and board committees of other companies, and the Committee believes this service provides additional experience and knowledge that improve the functioning of our own Board. Our Board Profile, which is available on our website, provides general principles for the composition, expertise, background, diversity and independence of the Board and guides our Nominating and Governance Committee on the nomination and appointment of directors.

Director Nominees' Independence, Tenure, and Experience

This section provides information on our director nominees for the 2026 annual general meeting. Each of the eleven non-executive directors nominated to our Board is independent.

Our director nominees provide the Board with a broad range of perspectives across various attributes, including the qualifications, skills, individual characteristics and tenure profiles identified below. The Board believes that its current composition provides the breadth of experience, industry insight, and strategic capabilities necessary to effectively oversee the Company's business. Our directors bring complementary backgrounds across governance, risk management, operations, finance, M&A, technology, sustainability, and international markets. Collectively, their skills align with the Company's strategic priorities, enabling thoughtful oversight of long-cycle strategic investments and evolving market challenges. Through regular evaluation and ongoing director development, the Board and the Nominating and Governance Committee remain committed to ensuring that the collective expertise, judgment, and diversity of perspectives represented in the boardroom position the Company for long-term value creation.

In accordance with goals we set as required under Dutch law, we continue to have at least 33% of the seats on our Board held by men and at least 33% by women.

Independence



11/12 Independent Directors

Demographic Summary



50% Gender or Ethnically/Racially Diverse Nominees

4/12
Women **33%**

2/12
Ethnically/Racially Diverse **17%**

7/12
Non-U.S. or Dual Citizen **58%**

Age
66.8 years average age



50's	60's	70's
0	7	5

Tenure
7.6 years average tenure



0 to 4	5 to 8	More than 8
4	4	4



DIRECTOR EXPERIENCE AND EXPERTISE

	DIRECTOR EXPERIENCE AND EXPERTISE	Aigrain	Benet	Buchanan	Chase	Dudley	Farley	Griffin	Hanley	Kamsky	Karlin	Manifold	Vanacker
CORE COMPETENCIES	**CEO / EXECUTIVE MANAGEMENT EXPERIENCE** Experience serving as CEO or holding executive roles in large or global organizations and/or executive management experience	●	●	●	●	●	●	●	●	●	●	●	●
CORE COMPETENCIES	**RISK MANAGEMENT** Experience identifying and assessing enterprise risks, including board/executive experience overseeing or implementing enterprise risk management programs	●	●	●	●	●	●	●	●	●	●	●	●
CORE COMPETENCIES	**CORPORATE FINANCE** CFO experience or experience with financial oversight, capital allocation, budgeting, accounting, financial reporting, financial audits, and internal controls	●	●	●	●		●	●	●	●	●	●	●
CORE COMPETENCIES	**CORPORATE STRATEGY** Corporate strategic planning experience, including experience leading business transformation, long-term growth initiatives, and/or enterprise-wide operations	●	●	●	●	●	●	●	●	●	●	●	●
CORE COMPETENCIES	**CORPORATE GOVERNANCE** Deep understanding of NYSE governance standards, Dutch governance standards, board and committee responsibilities, and fiduciary duties	●	●	●	●	●	●	●	●	●	●	●	●
CORE COMPETENCIES	**PUBLIC COMPANY DIRECTOR** Service on boards of other publicly traded companies; experience with board dynamics, shareholder engagement, and regulatory compliance	●	●	●	●	●	●	●	●	●	●	●	●
STRATEGIC SKILLS	**INDUSTRY EXPERIENCE** Board/senior leadership roles in the international chemical industry; deep understanding of market dynamics, supply chains, and competitive positioning	●		●				●		●			●
STRATEGIC SKILLS	**MERGERS & ACQUISITIONS** Led or advised on M&A deals, divestitures, joint ventures, strategic partnerships, and other strategic transactions	●	●	●	●	●	●	●	●	●	●	●	●
STRATEGIC SKILLS	**HEALTH, SAFETY, AND ENVIRONMENTAL EXPERIENCE** Oversight of HSES programs and initiatives; experience with workplace safety, environmental compliance, and social responsibility issues					●		●	●	●	●	●	●
STRATEGIC SKILLS	**HUMAN CAPITAL MANAGEMENT** Led workforce, talent development or organizational culture initiatives; experience with succession planning, human resources, diversity, and culture	●	●	●	●	●	●	●	●	●	●	●	●
STRATEGIC SKILLS	**INFORMATION SYSTEMS AND SECURITY** Experience with designing or overseeing systems, processes, and/or infrastructure that protect the storage of information and manage digital risks									●	●		●
STRATEGIC SKILLS	**TECHNOLOGY AND INNOVATION** Experience with technology-related business, digital transformation, AI, or emerging technology		●		●	●			●	●	●		●
STRATEGIC SKILLS	**PUBLIC POLICY AND COMPLIANCE** Government relations, legal, regulatory compliance and/or public policy experience	●	●		●	●				●	●		●
	ATTRIBUTES												
	Demographics												
	African American or Black				●								
	Caucasian or White	●		●		●	●	●	●	●	●	●	●
	Hispanic or Latino		●										
	Gender/Identity												
	Male	●	●	●	●	●			●			●	●
	Female						●	●		●	●		
	LGBTQ+		●										


Director Nominations

The Board is responsible for nominating candidates for Board membership, and our Nominating and Governance Committee is responsible for recommending director candidates to the Board. Potential candidates may also be recommended to the Nominating and Governance Committee for consideration by other directors, management, and our shareholders. From time to time, the Committee works with outside search firms to assist with identifying and evaluating director candidates.

A shareholder who wishes to recommend a director candidate should submit a written recommendation to our Corporate Secretary by email or regular mail. The recommendation must include the name of the nominated individual, relevant biographical information, and the individual's consent to be nominated and to serve if elected. The Corporate Secretary may request additional information to assist the Nominating and Governance Committee in its evaluation. Our Nominating and Governance Committee uses the same process to evaluate shareholder nominees as it does in evaluating nominees identified by other sources. For our 2027 annual general meeting of shareholders, recommendations must be received by December 11, 2026 to be considered.



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send an email to
CorporateSecretary@LyondellBasell.com



BY MAIL
LyondellBasell Industries N.V.
c/o Corporate Secretary
4th Floor, One Vine Street
London W1J 0AH, United Kingdom

2026 Nominees to the Board

On the recommendation of the Nominating and Governance Committee, the Board has nominated each of the twelve directors elected by shareholders at our 2025 annual general meeting. In evaluating these nominees, the Nominating and Governance Committee considered the results of the 2025 Board evaluation as well as each nominee's background and skill set. These twelve individuals have a diverse array of expertise, experience, and leadership skills that support the Company's strategy. Each nominee has consented to serve as a director if elected. We introduce our twelve nominees below.



Jacques Aigrain, 71

French-Swiss

Non-Executive Director since 2011;
Chair since 2018

INDEPENDENT

Committees
- Audit Committee
- Nominating and Governance Committee
- Finance Committee

Biography

Mr. Aigrain is our Chair of the Board and a retired Senior Advisor and Partner of Warburg Pincus, a global private equity firm. Prior to joining Warburg Pincus in 2013, Mr. Aigrain spent nine years at SwissRe AG, a publicly traded insurance company, including as Chief Executive Officer, and 20 years in global leadership roles at J.P. Morgan in New York, London and Paris. He also has many years of experience as a director of public and multinational organizations, including The London Stock Exchange Group plc, WPP plc, a multinational advertising and public relations company, and currently, Clearwater Analytics Holdings Inc., a maker of financial software products. He also currently serves as chair of the board of TradeWeb Markets Inc., an international financial services company. He holds a doctorate in economics from Université Paris-Sorbonne and a master's in economics from Université Paris Dauphine – PSL. Mr. Aigrain's more than 30 years of financial services and management background, including extensive executive and board experience, provide him with expertise in strategy development and implementation, mergers and acquisitions, finance, and capital markets. Additionally, he brings substantial knowledge of board and governance matters to the Board.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Industry Experience
- Mergers & Acquisitions
- Human Capital Management
- Public Policy and Compliance

Other Current Public Directorships

- Clearwater Analytics Holdings Inc. (since 2021)
- TradeWeb Markets Inc. (since 2022)

Former Public Directorships

- The London Stock Exchange Group plc (2013-2022)
- WPP plc (2013-2022)

Lincoln Benet, 62

American-British

Non-Executive Director since 2015

INDEPENDENT

Committees
- Nominating and Governance Committee
- Finance Committee (Chair)

Biography

Mr. Benet has served as Chief Executive Officer of Access Industries, a privately-held investment company with world-wide holdings, since 2006. Prior to joining Access, he spent 17 years at Morgan Stanley, including as Managing Director. Mr. Benet also has experience serving on the boards of several privately held and publicly traded companies, including those in the investment, music and publishing, oil and gas pipes and tubing, cement, sports media, and petrochemicals industries. As a result of this background, he brings to our Board a working knowledge of global markets, mergers and acquisitions, executive management, strategic planning, and corporate strategy, as well as extensive experience with international finance and corporate finance matters, including treasury, insurance, and tax. Mr. Benet received his M.B.A. from Harvard Business School and his B.A. in Economics from Yale University. Mr. Benet possesses significant experience advising and managing publicly traded and privately held enterprises and brings substantial knowledge of corporate finance and strategic business planning activities to the Board.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Mergers & Acquisitions
- Human Capital Management
- Technology and Innovation
- Public Policy and Compliance

Other Current Public Directorships

- Warner Music Group Corp. (since 2011; public since 2020)



Robin Buchanan, 74

British

Non-Executive Director since 2011

INDEPENDENT

Committees
- HSE&S Committee
- Nominating and Governance Committee

Biography

Mr. Buchanan has previously served as Dean and President of London Business School, the Chairman of PageGroup plc, a global specialist recruitment company, a director of Schroders plc, a global asset management firm, a director of Cicap Ltd, a global private equity firm, and a director of Bain & Company Inc., a global business consulting firm. Prior to that, he served as the Managing Partner of Bain in the UK, Senior Partner for the UK and South Africa, as well as Senior Advisor. Mr. Buchanan retired from Bain as Senior Advisor in June 2024. Until August 2023, Mr. Buchanan also served as an advisor to Access Industries and Non-Executive Chairman of its Advisory Board. Mr. Buchanan's experience as a board member of publicly traded, private, and charitable companies, Dean of a leading Business School, and long tenure with Bain provide him with deep experience in strategy, leadership, board effectiveness, business development, and acquisitions across most industry sectors, including considerable involvement with chemicals and energy in Europe. He also brings a wealth of experience in board and governance matters, particularly as related to multi-national companies. Mr. Buchanan is a Chartered Accountant and a published author on strategy, acquisitions, leadership, board effectiveness, corporate governance, and compensation. Mr. Buchanan received his FCA from the Institute of Chartered Accountants in England & Wales and his M.B.A. with High Distinction from Harvard Business School.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Industry Experience
- Mergers & Acquisitions
- Human Capital Management

Former Public Directorships

- Schroders plc (2010-2019)



Anthony Chase, 71

American

Non-Executive Director since 2021

INDEPENDENT

Committees
- Audit Committee
- C&TD Committee

Biography

Mr. Chase is the former Chairman and Chief Executive Officer of ChaseSource, L.P., a staffing, facilities management, and real estate development firm founded by him in 2006 and recognized as one of the nation's largest minority-owned businesses by Black Enterprise Magazine. Prior to ChaseSource, Mr. Chase founded and sold three successful ventures: Chase Radio Partners, Cricket Wireless and ChaseCom. He is also a principal owner of the Marriott Hotel at George Bush Intercontinental Airport in Houston and the Principle Auto Toyota dealership in greater Memphis. He currently serves as a director of Cullen/Frost Bankers, Inc., a financial holding company, Nabors Industries, an operator of drilling rig fleets and provider of offshore platform rigs, and National Energy Services Reunited Corp, an oilfield service provider. Mr. Chase is a Professor of Law Emeritus at the University of Houston Law Center, a member of the Council on Foreign Relations, and serves on the board of numerous Houston-based non-profits including the Greater Houston Partnership, the Greater Houston Community Foundation, the M.D. Anderson Board of Visitors, and the Texas Medical Center. He previously served as Deputy Chairman of the Federal Reserve Bank of Dallas. Mr. Chase is an honors graduate of Harvard College, Harvard Law School and Harvard Business School. He has received many awards, including the American Jewish Committee's 2016 Human Relations Award, Houston Technology Center's 2015 Entrepreneur of the Year, NAACP 2013 Mickey Leland Humanitarian Award, GHP 2013 Bob Onstead Leadership Award, the 2012 Whitney M. Young Jr. Service Award, Ernst & Young's Entrepreneur of the Year Award, Bank of America's Pinnacle Award and UH Law Center's Baker Faculty Award.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Mergers & Acquisitions
- Human Capital Management
- Technology and Innovation
- Public Policy and Compliance

Other Current Public Directorships

- Nabors Industries Ltd. (since 2019)
- Cullen/Frost Bankers, Inc. (since 2020)
- National Energy Services Reunited Corp (since 2024)

Former Public Directorships

- Par Pacific Holdings, Inc. (2021-2024)
- Heritage-Crystal Clean, Inc. (2020-2022)
- Anadarko Petroleum Corporation (2014-2019)



Robert Dudley, 70

American-British

Non-Executive Director since 2021

INDEPENDENT

Committees
- Finance Committee
- HSE&S Committee

Biography

Mr. Dudley is Chairman of the international industry-led Oil and Gas Climate Initiative, which aims to accelerate the oil and gas industry's response to climate change, and Chair of the Accenture Global Energy Board. He served as the Group Chief Executive of BP plc, a global energy provider, from 2010 to 2020. He was appointed to the board of BP in 2009, and previous executive roles with BP include Alternative and Renewable Energy activities and responsibility for BP's upstream business in Russia, the Caspian region, and Africa. Mr. Dudley is a Fellow of the Royal Academy of Engineering, and received an M.B.A. from Southern Methodist University and a B.S. in Chemical Engineering from the University of Illinois. As the former CEO of a multinational oil and gas company, he has acquired extensive executive management experience and knowledge of the energy industry, including a leadership role in advancing decarbonization plans and other key sustainability initiatives. He also serves as chairman of the board of Axio, a leading SaaS provider of cyber risk management and quantification solutions, and director of 8 Rivers Capital LLC, a private firm leading the invention and commercialization of technologies for the global energy transition. Mr. Dudley has over 40 years of experience in strategic planning, risk management (including risks related to climate change), international operations, and health, safety, environmental and operational matters.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Strategy

- Corporate Governance
- Public Company Director
- Mergers & Acquisitions
- HSE Experience

- Human Capital Management
- Technology and Innovation
- Public Policy and Compliance

Other Current Public Directorships

- Freeport-McMoRan Inc. (since 2021)
- Saudi Aramco (since 2024)

Former Public Directorships

- Rosneft Oil Company (2013-2022)
- BP plc (2009-2020)

Claire Farley, 67

American

Non-Executive Director since 2014

INDEPENDENT

Committees
- Audit Committee
- Nominating and Governance Committee (Chair)

Biography

Ms. Farley served as a partner at KKR Management, LLC, a global investment firm, from 2013 until her retirement in 2016, and subsequently served as Vice Chair of the Energy business from 2016 to 2017 and Senior Advisor from 2017 to 2022. Prior to joining KKR, Ms. Farley co-founded RPM Energy, a privately-owned oil and natural gas exploration and development company. Before that, she served as Chief Executive Officer of Randall & Dewey, an oil and gas asset transaction advisory firm, from 2002 to 2005, when Randall & Dewey became the oil and gas investment banking group of Jefferies & Company, where she served as Co-President and Senior Advisor from 2005 to 2008. Previously, she served as chief executive officer of Intelligent Diagnostics Corp. from 1999 to 2001, and of Trade-Ranger Inc. from 2001 to 2002. Her oil and gas exploration experience includes positions at Texaco from 1981 to 1999, including as president of worldwide exploration and new ventures, as president of North American production, and as chief executive officer of Hydro-Texaco Inc. Ms. Farley earned a bachelor's degree from Emory University. She brings to the Board experience in business development, finance, mergers, acquisitions, and divestitures, as well as knowledge of the chemical industry's feedstocks and their markets. She also has experience in all matters of executive management and a deep understanding of public company and governance matters due to her current and prior service on the boards of companies including Anadarko Petroleum Corporation, Crescent Energy Company, and TechnipFMC.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance

- Corporate Strategy
- Corporate Governance
- Public Company Director

- Mergers & Acquisitions
- Human Capital Management

Other Current Public Directorships

- TechnipFMC plc (since 2009, public since 2017)
- Crescent Energy Company (since 2021)

Former Public Directorships

- Anadarko Petroleum Corporation (2017-2019)



Rita Griffin, 63

American

Non-Executive Director since 2023

INDEPENDENT

Committees
- C&TD Committee
- HSE&S Committee (Chair)

Biography

Ms. Griffin served as the Chief Operating Officer of Global Petrochemicals at BP plc, one of three main divisions of BP's downstream business, from 2015 to 2020. Previously, she served in a number of leadership positions within BP plc's manufacturing, logistics, retail and functional organizations. Ms. Griffin began her career at Amoco and Standard Oil (Indiana), which was acquired by BP plc in 1998. She is a Certified Public Accountant and Certified Managerial Accountant, and received her master of management from Northwestern University and bachelor of business administration in accounting from Northern Illinois University. With over 30 years of experience in global oil and gas and chemicals businesses, Ms. Griffin has considerable experience in developing and implementing strategies and leading substantial transformation programs. She has previously served on the board of directors of Royal Mail Group PLC, an international postal service and courier company, where she provided oversight for environment strategy and implementation, health, safety and security, ethics and compliance, culture and employee engagement, governance and community stakeholder engagement, and customer satisfaction.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Industry Experience
- Mergers & Acquisitions
- HSE Experience
- Human Capital Management

Former Public Directorships

- Royal Mail Group PLC (2016-2022)

Michael Hanley, 60

Canadian

Non-Executive Director since 2018

INDEPENDENT

Committees
- Audit Committee (Chair)
- Finance Committee

Biography

Mr. Hanley has more than 30 years of experience in senior management and finance roles, including as Chief Financial Officer of Alcan, a Canadian mining company and aluminum manufacturer, President and CEO of Alcan's Global Bauxite and Alumina business group, and Senior Vice President, Operations & Strategy of the National Bank of Canada. He brings strong financial and operational experience, deep knowledge of capital-intensive and process industries, experience with U.S. and international accounting standards, and a broad understanding of international markets. Mr. Hanley also has significant experience on public company boards, including in the roles of lead director, chair of the board, and audit committee chair, and has an appreciation for corporate governance matters and the board's role in financial oversight. He currently serves as a director of Cogeco Inc., a major North American telecommunications and media company, and its publicly-traded subsidiary, Cogeco Communications, Inc. He previously served as chair of the board of EQB Inc., which provides personal and commercial banking services, and as lead director and audit committee chair of Nuvei Corporation and BRP Inc. He is also a member of the Quebec Order of Chartered Professional Accountants. Mr. Hanley received his bachelor of business administration from HEC Montreal.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Mergers & Acquisitions
- HSE Experience
- Human Capital Management
- Technology and Innovation

Other Current Public Directorships

- Cogeco Inc. (since 2026)
- Cogeco Communications, Inc. (since 2026)

Former Public Directorships

- EQB Inc. (2022-2024)
- Nuvei Corporation (2020-2023)
- BRP, Inc. (2012-2022)
- Shawcor Ltd. (2015-2021)



Virginia Kamsky, 72

American

Non-Executive Director since 2022

INDEPENDENT

Committees
- C&TD Committee
- HSE&S Committee

Biography

Ms. Kamsky is the Chair and Chief Executive Officer of Kamsky Associates, Inc., a firm she founded in 1980 and the first U.S. advisory firm approved to provide strategic advisory services in China. Ms. Kamsky began her career at Chase Manhattan Bank (now JPMorgan Chase Bank) and served in various capacities of increasing seniority, including as Second Vice President of Chase and head of Chase's Corporate China Division. She has also served as a member of the US Secretary of the Navy Advisory Panel from 2009 to 2017 and as Chairman and CEO of China Institute in America from 2003 to 2013. She has been awarded the Navy Distinguished Civilian Service Award, the highest honorary award the Secretary of the Navy can confer on a civilian employee, selected as one of America's 25 Top Asia Hands by Newsweek Magazine, and recognized as an Outstanding Public Company Director by the Financial Times. Ms. Kamsky received a B.A. cum laude from Princeton University, a Masters from the Princeton School of International Affairs and an honorary PhD in Humanities from Middlebury, which was conferred in August 2025 for her studies there in the Japanese Immersion Program. Ms. Kamsky also served on the Board of Trustees of Princeton University. She brings to the Board a strong background in strategy and deep knowledge of the Asia-Pacific market. She also has extensive public company board experience, including at W.R. Grace & Co., Sealed Air Corporation, Olin Corporation, Tecumseh Products Company, Foamex International, Tate & Lyle PLC, Shorewood Packaging, Spectrum Brands, Kadem Sustainable Impact Corp. and Dana Incorporated.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Industry Experience
- Mergers & Acquisitions
- HSE Experience
- Human Capital Management
- Information Systems and Security
- Technology and Innovation
- Public Policy and Compliance

Former Public Directorships

- Dana Incorporated (2011-2024)
- Kadem Sustainable Impact Corp. (2021-2023)

Bridget Karlin, 69

American

Non-Executive Director since 2024

INDEPENDENT

Committees
- Audit Committee
- Nominating and Governance Committee
- Finance Committee

Biography

Ms. Karlin served as the senior vice president of information technology for Kaiser Permanente, the nation's largest not-for-profit integrated health care system, from 2021 to 2024. Previously, she served as the global chief technology officer of IBM's multi-billion-dollar Global Technology Services business from 2017 to 2021. Before joining IBM, she held senior leadership roles at Intel Corporation, as general manager of its Internet of Things division, and prior to that, as general manager of Intel's Hybrid Cloud business. Additionally, she has served in executive positions as vice president at U.S. Bank, as managing director at Redleaf Venture Capital, and as president and co-founder of Thinque Systems, a pioneer in mobile software deployed in 43 countries. Ms. Karlin is recognized as a leader in advanced information technology and digital transformation, known for driving large-scale initiatives that leverage Artificial Intelligence to accelerate profitable growth. She has extensive experience leading the strategy, development, and deployment of modern capabilities across hybrid, multi-cloud enterprise IT environments, integrating agentic AI, automation, security, cloud, and open-source technologies to strengthen resiliency, ensure compliance, and to modernize offerings and capabilities across applications and infrastructure environments. With a career in the technology industry that spans over 30 years, including several executive positions at large international companies, she has considerable experience in driving value creation with enterprise-wide global transformation. She is a member of the Council on Foreign Relations, where she advises and influences policymakers on emerging technology and keeping pace with innovation. Ms. Karlin is a graduate of the University of California and the Harvard Business School Executive Leadership Program, and is a recipient of the 2023 Digital Innovator Award, 2021 Technology Hall of Fame, the 2019 National Technology Humanitarian Award, the 2019 Women in Consumer Technology Legacy Award, the Industrial IoT 5G Innovators Award, the Malcolm Baldrige National Quality Award, and the Bell Labs Technology Innovator Award.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Mergers & Acquisitions
- HSE Experience
- Human Capital Management
- Information Systems and Security
- Technology and Innovation
- Public Policy and Compliance

Other Current Public Directorships

- Dana Incorporated (since 2019)
- Lumexa Imaging (since 2025)



Albert Manifold, 63

Irish

Non-Executive Director since 2019

INDEPENDENT

Committees
- C&TD Committee (Chair)
- HSE&S Committee

Biography

Mr. Manifold currently serves as the chair of the board of BP p.l.c., a multinational oil and gas company, as a director of Clariant AG, a multinational specialty chemical company, and as an adviser to CD&R, a private investment firm. He previously served as the Group Chief Executive and a director of CRH plc, an international group of diversified building materials businesses supplying the construction industry, from 2014 to 2024. Mr. Manifold joined CRH in 1998 and advanced to increasingly senior roles, including Finance Director of the Europe Materials Division, Group Development Director, Managing Director of Europe Materials, and Chief Operating Officer (2009 to 2014). Prior to joining CRH, Mr. Manifold was Chief Operating Officer of Allen McGuire & Partners, a private equity group. As a former chief executive officer with a background in other senior management roles, Mr. Manifold has acquired extensive leadership experience in competitive industries. With over 25 years in the building materials industry and 10 years of chief executive experience, Mr. Manifold brings significant knowledge of corporate finance, capital markets, strategic planning, acquisitions and divestitures, and international operations. Mr. Manifold is a Fellow of the Institute of Certified Public Accountants in Ireland and received his M.B.A. and M.B.S. from Dublin City University.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Mergers & Acquisitions
- HSE Experience
- Human Capital Management

Other Current Public Directorships

- BP p.l.c (since 2025)
- Clariant AG (since 2026)

Former Public Directorships

- CRH plc (2009-2024)



Peter Vanacker, 60

Belgian-German

Executive Director since 2022

Biography

Mr. Vanacker has served as our Chief Executive Officer since May 2022. Mr. Vanacker previously served as the President, Chief Executive Officer and Chair of the Executive Committee of Neste Corporation, a renewable products company, from 2018 to 2022. Prior to his role at Neste, he served as Chief Executive Officer and Managing Director of CABB Group GmbH, a fine chemicals producer, from 2015 to 2018 and as Chief Executive Officer and Managing Director of Treofan Group, a manufacturer of polypropylene films, from 2012 to 2015. He previously served as Executive Vice President and Member of the Executive Board of Covestro AG (formerly known as Bayer Material Science), a polymers and plastics producer, with responsibility for the global polyurethanes business and as Chief Marketing and Innovation Officer. He received his MSc in chemical engineering from Ghent University. Mr. Vanacker's extensive experience in the oil and gas and chemicals industries, including chief executive officer and senior leadership experience, provide him with a deep understanding of the Company's industry, operations, and feedstocks. In addition, he brings a strong understanding of circularity and sustainability issues, and extensive experience leading strategic transformations at large multinational companies. Mr. Vanacker also serves as a member of the Supervisory Board of Symrise AG, a chemicals company that is a major producer of flavors and fragrances, as the chair of the board of the American Chemistry Council, and as a director of the International Council of Chemical Associations.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Industry Experience
- Mergers & Acquisitions
- HSE Experience
- Human Capital Management
- Information Systems and Security
- Technology and Innovation
- Public Policy and Compliance

Other Current Public Directorships

- Symrise AG (since 2020)

Corporate Governance

LYB recognizes the importance of good corporate governance as a driver of long-term stakeholder value. Our Board has adopted, and regularly reviews and strives to improve upon, our robust corporate governance policies, practices, and procedures with consideration given to regulatory developments and evolving U.S. and Dutch governance best practices.

Our governance guidelines and policies, including those listed below, can be found (i) on our investor website at *investors.lyondellbasell.com* by clicking "Governance" then "Corporate governance documents," "Board committees and charters," or "Policies"; (ii) on our website at *www.LyondellBasell.com* by clicking "Governance," then "Policies"; or (iii) attached as an exhibit to our Form 10-K on the Securities and Exchange Commission's website at *www.sec.gov*.

✅ Corporate Governance Guidelines	✅ Rules for the Board of Directors
✅ Articles of Association	✅ Committee Charters
✅ Code of Conduct	✅ Board Profile
✅ Financial Code of Ethics	✅ Tax Strategy Disclosure
✅ Conflict Minerals Policy	✅ Human Rights Policy
✅ Human Trafficking and Anti-Slavery Statement	✅ Supplier Code of Conduct
✅ Health, Safety, Environmental Security Policy	✅ Stakeholder Engagement Policy
✅ Anti-Corruption Policy	✅ Prohibiting Insider Trading Policy

Director Independence

Our Board annually reviews the independence of its members. In February 2026, the Board affirmatively determined that all of our non-executive directors are independent under the rules of the New York Stock Exchange (the "NYSE").

The Board has adopted categorical standards of independence that meet, and in some instances exceed, the requirements of the NYSE. In order to qualify as independent under our categorical standards, a director must be determined to have no material relationship with LYB other than as a director. The categorical standards include strict guidelines for non-executive directors and their immediate families regarding employment or affiliation with LYB and its independent registered public accounting firm. Our categorical independence standards are included in our Corporate Governance Guidelines.

The Board has determined that there are no relationships or transactions that prohibit any of our non-executive directors or nominees from being deemed independent under the categorical standards and that each of our non-executive directors and nominees is independent. In addition to the relationships and transactions that would bar an independence finding under the categorical standards, the Board considered all other known relationships and transactions in making its determination, including those referenced under "Related Party Transactions" on page 88. In determining that no known transactions or relationships affect the independence of any of the non-executive directors, the Board considered that all of the identified transactions are ordinary course transactions at arms-length.



Board Leadership Structure

Jacques Aigrain has led our Board as its independent Chair since 2018. The Chair's responsibilities include:

- Leading Board meetings and executive sessions
- Reviewing and approving Board meeting agendas and schedules, and ensuring there is sufficient time for discussion of topics
- Convening additional Board meetings, as needed
- Facilitating information flow and communication among directors
- Serving as a liaison between the independent directors and the CEO and other members of management
- Together with the Compensation & Talent Development Committee, setting annual and long-term performance goals for the CEO and evaluating his performance
- Presiding at general meetings of shareholders
- Meeting or engaging with shareholders, as appropriate
- Supporting the Company's strategic growth initiatives

The Board regularly reviews our leadership structure and the responsibilities of its Chair, and may from time to time delegate additional duties to the role.

Under Dutch law, only a non-executive director may serve as Chair of our Board. Our Board believes that the separation of the positions of Chair and CEO that results from this governance structure promotes strong Board governance, independence, and oversight. The separation of the two roles additionally allows Mr. Aigrain to focus on managing Board matters while our CEO, Mr. Vanacker, focuses on managing our business.

Executive Sessions

Executive sessions of our independent directors, with no members of management present, take place at every regularly scheduled Board and committee meeting. During executive sessions, independent directors have an opportunity to meet with the Board's outside consultants and independent accountants and review and discuss any matters they deem appropriate, such as the performance of the CEO and other members of management and the criteria against which performance is evaluated, including the impact of performance on compensation matters. Mr. Aigrain leads these executive sessions of the Board.

Board Evaluations

Our Board and its committees evaluate their own effectiveness by participating in a robust annual self-assessment process overseen by the Nominating and Governance Committee. During the self-assessment process, directors respond to survey questions soliciting information used to improve the effectiveness of the Board and its committees and individual directors, including an individual evaluation process for the Chair, facilitated through survey questions specific to his role. Periodically, the Nominating and Governance Committee engages independent outside consultants to refresh and bring an outside perspective to the self-evaluation process, most recently completed in 2024. In 2025, the Nominating and Governance Committee returned to its annual self-assessment process conducted through surveys of the directors and management, with enhancements reflecting feedback and learnings from the independent outside consultant.

For 2025, the Board conducted its evaluation process as described below.

1

Development and Approval of Evaluation Process and Topics

In November 2024, following the board evaluation cycle facilitated by an independent outside consultant, the Nominating and Governance Committee endorsed, and the Board adopted, new Board objectives to improve Board efficiency, transparency, and oversight.

In September 2025, the Board discussed and approved the overall process and timeline for the 2025 evaluation cycle. The Nominating and Governance Committee approved the topics and questions for distribution to the individual Board members, including new questions to review board performance against the Board objectives established in 2024. As in prior cycles, the Committee approved an individual evaluation process for the Chair, to be facilitated through survey questions specific to his role, and evaluation of board performance by key members of management.

2

Distribution and Completion of Surveys

Board members provided responses to the surveys, including separate assessments for each Board committee and for the Chair. In parallel, senior executives provided their views of Board effectiveness and interactions with management through confidential survey responses provided to the Corporate Secretary.

Key areas covered in the Board and committee surveys include membership; responsibilities; functionality; meetings; strategy; senior management (including succession planning); focus on performance; ensuring financial robustness; monitoring risk; compliance; building corporate reputation; and individual performance. Committee members are also asked to consider whether each committee is functioning in compliance with its charter and keeping the Board adequately informed, and to review the committee's member skill sets and leadership. Survey questions for the individual Chair assessment focused on effective management of meetings and facilitation of constructive relationships and communication among Board members and with management.

3

Board Review and Implementation of Results

The Corporate Secretary compiled feedback from the self-evaluation process, including feedback from senior executives, which was discussed during the February 2026 committee and Board meetings in executive sessions.

Policies and practices were evaluated based on the self-assessment results, and the Board considered potential enhancements to Board processes. The Nominating and Governance Committee also considered director feedback in recommending the nomination of continuing directors for reelection.

Feedback from the process will also be used to refresh the Board objectives and evaluation process and adjust areas of focus for surveys beyond 2025.

Director Onboarding and Training

Our Board is committed to understanding its governance responsibilities, evolving best practices, and all aspects of our Company and business. The Company provides an extensive orientation program that enables each new director joining the Board to become familiar with LYB and to meet with key members of the Company's management and functional leaders. All of our non-executive directors complete our onboarding program and meet with the Company's CEO, CFO, General Counsel, Chief Compliance Officer, and the other members of our Executive Committee to discuss our corporate structure, business strategy, operations, and segments, as well as compliance, investor relations, human resources, tax, accounting, and health, safety, environment, and sustainability matters, among other topics.

All of our directors are encouraged to seek out training opportunities that will provide them with continuing education on key topics. The Company will reimburse directors for the costs of such continuing education. During Board meetings, our directors hear from management on a wide range of subjects, including regulatory and legal developments, shareholder updates, and environmental, social, and corporate governance issues and trends.

Stakeholder Engagement

We recognize the value of regular and consistent communication with our stakeholders, and engage with our investors and other stakeholders on strategy, risk management, sustainability, corporate governance, executive compensation, and other matters. Our Board has adopted a Stakeholder Engagement Policy, which is available on our website, to outline our values and approach to stakeholder engagement. We regularly review general governance trends and emerging best practices and welcome feedback from our shareholders and other stakeholders, which is brought to our Board and helps inform its decision-making process.

We recognize the vital role that stakeholders play in our business operations and the importance of fostering positive, collaborative relationships with them. We engage daily with stakeholders globally covering a wide variety of topics and issues, including through investor events, telephone and in-person conversations, employee discussions and surveys, customer discussions and surveys, community and local engagements, and social media interactions. We know that our stakeholders have a broad range of interests, and we strive to seek their input, listen to their perspectives and expertise, and prioritize and integrate their feedback in a strategic and sustainable manner. We recognize that different stakeholder groups have unique needs and expectations, and we tailor our engagement practices to ensure effective communication and collaboration with each group.

Engagement with shareholders occurs in one-on-one meetings with analysts, shareholders, and their representatives, at our annual general meeting of shareholders and through our regular participation in industry conferences and investor road shows. During 2025, we held hundreds of meetings with investors. We reached out to our top 20 largest shareholders representing approximately 80% of our shareholder base and engaged with approximately 90% of these investors. Shareholders provided feedback on a range of topics, including our overall strategy, industry trends, capital allocation goals and sustainability strategy. Management updates the Board regularly on conversations with shareholders and feedback received, and our directors, including in their respective roles as committee chairs, join these discussions when requested. We are committed to remaining proactive in our engagement efforts and shareholder outreach.

Communication with the Board

Shareholders and other interested parties may communicate with the Board or any individual director. Communications should be addressed to our Corporate Secretary by email or regular mail.

Communications are distributed to the Board or to one or more individual directors, as appropriate, depending on the facts and circumstances outlined in the communication. Communications such as business solicitations or advertisements; junk mail and mass mailings; new product suggestions; product complaints; product inquiries; and resumes and other forms of job inquiries will not be relayed to the Board. In addition, material that is unduly hostile, threatening, illegal, or similarly unsuitable will be excluded. Any communication that is filtered out is made available to any director upon request.



BY EMAIL
send an email to
CorporateSecretary@LyondellBasell.com



BY MAIL
LyondellBasell Industries N.V.
c/o Corporate Secretary
4th Floor, One Vine Street
London W1J 0AH, United Kingdom

CEO and Management Succession Planning

One of the primary responsibilities of the Board is to ensure that we have a high-performing management team in place. On at least an annual basis, and as needed throughout the year, the Board conducts a detailed review of development and succession planning activities to maximize the pool of internal candidates who can assume executive officer positions without undue interruption. The Board reviews CEO and executive succession planning and ensures that executive officer reviews and evaluations are conducted at least annually by the C&TD Committee and the Board as a whole. The Board also reviews in-depth assessments of the Company's bench strength, retention, progression, and succession readiness for all other senior level managers, including succession plans for the CEO, his direct reports, and other employees critical to our continued operations and success.

Monitoring the Company's leadership development, talent management, and succession planning is also a key responsibility of our C&TD Committee, which devotes significant time to discussion and oversight of the Company's People & Culture strategy. Our strategy includes efforts to hire, retain, and fairly compensate our workforce.


Human Capital Management

Our success as a company is tied to the passion, knowledge, and talent of our global team. To achieve our purpose of creating solutions for everyday sustainable living, we must attract top performers and equip them with the tools needed to continuously grow and leverage their potential.



✅ What We Do

- ✓ We believe in integrity and fairness
- ✓ We focus on creating a work environment that is safe, respectful, and inspires employees to strive for excellence
- ✓ We believe in championing our employees and the power of impactful collaboration
- ✓ We reward performance based on individual, team, and company results
- ✓ We engage in open and ongoing dialogue with employees and their representatives to ensure a proper balance between the best interests of the Company and employees
- ✓ We have a Human Rights Policy available on our website at *www.LyondellBasell.com* by clicking "Governance," then "Policies"



Employees*
- Latin America **5%**
- Asia Pacific **9%**
- U.S. and Canada **39%**
- Europe, Middle East, and Africa **47%**

*as of December 31, 2025

Key 2025 Focus Areas

Stepping Up Performance and Culture: Our Progress

Our culture reflects the role we seek to play in the world, what we uniquely deliver, and how we behave day to day. In 2023, LYB introduced our long-term strategy and began transforming our company culture. Along with our strategy, we identified three core values: We Champion People, We Strive for Excellence, and We Shape the Future. Our LYB competencies, which provide a framework for how we behave, reflect these values and guide our daily behaviors to help us achieve strategic goals. Initiated in 2023, our cultural ambassador program helps drive our work in advancing the transformation. In 2025, we focused on amplifying the voices of more than 100 cultural ambassadors, who help strengthen employee engagement and directly support our strategic objectives by fostering a more connected, informed and high-performing workforce.

By promoting transparency and dialogue, the program enhances collaboration and alignment across global teams, leading to increased efficiency and productivity. The insights gathered from approximately 200 listening sessions have unlocked opportunities to improve our culture and the way we work, ultimately driving business success.

A key tenant of our culture is what we call GoalZERO. GoalZERO is our commitment to operating safely with zero injuries and zero process safety, product safety and environmental incidents. We cultivate a GoalZERO mindset with clear standards, regular communication, training, targeted campaigns and events, including our annual Global Safety Day. In 2025, we extended our industry-leading safety record with a total recordable incident rate of 0.120, the lowest injury rate in company history, and a process safety incident rate of 0.018. 70 of our 94 manufacturing sites and technology centers were injury-free. As we accelerate our cultural transformation, we remain committed to our pursuit of GoalZERO safety performance.

Our Workforce

LYB continues to be an employer of choice for individuals working in 135 locations across 33 countries, which represent 33 distinctive cultures and 99 primary nationalities, speaking 51 languages, along with a wide variety of local customs, social frameworks, achievements, belief systems, dress, values, and norms.

We are committed to ensuring that our systems and processes are fair to all employees. Our goal in this area is for all employees to believe they are being treated fairly. In 2025, we completed a pay equity review and performance analysis that involved approximately 12,800 employees, comparing pay for like jobs and focusing on base pay for gender (globally) and ethnicity (U.S. only). Consistent with prior findings, the review reflected that pay is generally administered fairly. We also are encouraged by our 2025 employee survey results, which show that employees feel fairly paid, scoring 11% above global benchmarks.

As a Dutch company, we are required to set ambitious goals for gender representation (both men and women) in senior management positions. In accordance with Dutch law, our aspirational goal is to have at least 33% of male senior leaders and at least 33% of female senior leaders, globally, by 2032. In keeping with global laws and Company policy, we do not utilize preferences in pursuing this goal but instead focus on ensuring there are not discriminatory barriers to hiring and advancement based on gender and other protected statuses. As of December 31, 2025, women served in 25% of global senior leadership roles.

Global Talent Development

We develop our employees through a balance of experience on the job, learning from others, and formal learning. All employees can explore learning available to them through our LYBUniversity, an online one-stop shop for learning and development offerings and resources.

Within LYBUniversity we have a leadership development framework that offers programs with structured learning paths tailored to equip leaders at different stages in their careers with the necessary skills to excel in their current roles and prepare for future challenges. We continued to see high demand for our new program centered on leaders for the future. Over 500 employees attended our global leadership programs this year, building their networks and capability through hands-on learning, and equipping themselves with skills to grow and succeed. In 2025, we designed and implemented a new leadership offering to build capabilities to lead effectively in our ever-changing environment. The program is focused on change leadership through an industry down cycle, giving our leaders the tools they need right now for leading highly productive teams in a challenging environment.

Our e-learning platform empowers all employees to drive their own development through on-demand learning. More than 80% of our workforce is enrolled in the platform, and participants have completed more than 25,000 training hours building skills in operations management, office productivity, leadership, and analytics. Our learning is offered globally, providing employees with opportunities to build relationships in person or virtually, in addition to learning and growing in a safe and interactive environment.

On-the-job development is key to building the knowledge and skills to deliver our strategy. Through internal job postings, we provide transparency and opportunity for our employees to take ownership of their development and career growth. Additionally, we hold quarterly talent reviews across businesses and regions to not only identify our potential future leaders but also identify development opportunities. As a result of this focused approach, about 74% of our openings in senior leader roles were filled internally, underscoring our commitment to growing talent from within the company.

Our performance management process includes goal-setting, ongoing measurement, timely feedback and a formal year-end performance assessment that helps provide employees with a comprehensive view of their performance and helps employees engage in a meaningful discussion with their manager about their contributions and future development.


Approach to Sustainability

At LYB, our sustainability approach is designed to unlock value while contributing to solving important environmental and social challenges. Our approach is built on three interconnected elements that protect and create value: building on strong foundations, unlocking change, and pioneering transformative solutions.

Building on Strong Foundations

The first element of our approach focuses on operational excellence and strong governance, which together help reduce risk and ensure resilience across our global operations. This includes maintaining high standards for environmental stewardship, safety, and ethics. These foundations support reliable performance, protect the safety of our employees and communities, and position LYB for long-term value creation. We remain committed to GoalZERO, our company-wide safety culture that aims to achieve zero injuries, zero incidents, and zero accidents across all operations. In 2025, 70 of our 94 manufacturing sites and technology centers were injury-free, and 56 sites achieved GoalZERO. We also achieved our best safety performance in company history, with a total recordable incident rate of 0.120, and reduced our process safety incident rate to 0.018.

Unlocking Change

We are unlocking change and innovation through our investments, our people, and our partnerships across the value chain. Through targeted investment and responsible capital allocation, we pursue opportunities that deliver value and build confidence in our long-term pathway. In 2024, we secured power purchase agreements with an aggregate generation capacity that will enable us to procure at least 50 percent of our electricity from renewable sources by 2030, based on 2020 procured levels. These agreements are expected to generate an estimated 4.8 million megawatt hours of renewable electricity annually, potentially reducing Scope 2 greenhouse gas ("GHG") emissions by approximately 1.8 million metric tons. These PPAs continued to enable progress through 2025.

Pioneering Transformative Solutions

We are pioneering and scaling transformative solutions that reduce waste and emissions while driving long-term market growth. Our innovative circular and low-carbon offerings, combined with our technical and commercial expertise, differentiate LYB and help customers navigate regulatory and sustainability expectations. In 2025, we advanced the construction of our *MoReTec*-1 plant, our first industrial-scale catalytic chemical recycling plant at our site in Wesseling, Germany, which will use our proprietary *MoReTec* technology to convert post-consumer plastic waste into feedstock for producing new plastic materials. This plant is designed with the flexibility to operate entirely on renewable power, and is an important piece of our long-term circular and low-carbon ambitions. Startup for this facility is targeted for 2027.

Looking Forward

We continue to advance our ambitions through a balanced, disciplined approach that emphasizes operational integrity, scalable innovation, and market-aligned investment. As part of this effort, we updated our circularity and climate ambitions in 2026. We now aim to produce and market 800 thousand metric tons of recycled and renewable-based polymers annually by 2030.[1] Our climate ambition is now to reduce absolute Scope 1 and 2 GHG emissions by 32% by 2030, relative to a 2020 baseline. We reaffirmed our ambition to reduce absolute Scope 3 GHG emissions by 30% by 2030, relative to a 2020 baseline. Our long-term ambition remains to reach net-zero Scope 1 and 2 GHG emissions by 2050.

We also ceased crude oil refining operations at our Houston refinery in the first quarter of 2025, which is expected to reduce our Scope 1 and 2 GHG emissions by approximately 3 million metric tons and our Scope 3 GHG emissions by approximately 40 million metric tons by the end of 2026, compared with 2020 baseline levels.

We continue to take substantive action to achieve our sustainability and climate goals. For more information about how certain sustainability actions and milestones impact executive compensation, see the section titled "2025 Executive Compensation Decisions in Detail—2025 Annual Bonus Payments—Sustainability" on page 51.

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[1] Production and marketing includes (i) joint venture production we market plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

Board Oversight of Risk

BOARD OF DIRECTORS

As part of its overall responsibility for governance and oversight of the Company, the Board has empowered its committees with oversight responsibility for the risks described below, which are tailored to each committee's area of focus and set forth in its charter. Although each committee is responsible for evaluating and overseeing the management of certain risks, the entire Board is regularly informed of such risks through committee reports, presented at every regularly scheduled Board meeting, and through regular communication with management. The Board is responsible for ensuring that the risk management processes designed and implemented by management are functioning and for fostering a culture of risk-adjusted decision-making throughout the organization.



Audit Committee	C&TD Committee	Nom-Gov Committee	HSE&S Committee	Finance Committee
• Responsible for ensuring that an effective risk assessment process is in place, and reports are made by management to the Audit Committee in accordance with NYSE requirements • Oversees enterprise-wide financial risks and reviews cybersecurity performance and risk • Oversees financial statements, independent accountants, internal audit function, related party transactions, internal controls • Oversees effectiveness of processes and controls over corporate responsibility, emissions, climate and other required reporting • Oversees compliance programs and EthicsPoint reporting helpline	• Responsible for the Company's executive compensation programs • Establishes performance goals, and evaluates performance and risks in connection with such programs • Oversees talent management and related risks • Monitors talent development and responsible for management retention, recruitment, and succession planning	• Oversees the Company's overall ESG profile, policies, and strategy • Reviews corporate governance practices and develops, reviews, and recommends corporate governance guidelines and policies • Responsible for director refreshment and succession planning	• Reviews and monitors health and safety risks, programs, statistics and incidents (including major health, safety, environment, and security events) • Reviews and monitors environmental and sustainability risks, goals, trends and impacts, including climate initiatives and risk • Oversees disclosure related to corporate responsibility, emissions, climate and other required HSE&S reporting	• Oversees strategic transactions, including those that may impact our capital position • Reviews our tax strategy and planning • Reviews our capital structure, capital allocation, dividend policy, share repurchase programs, debt profile, and hedging strategies



MANAGEMENT

Senior leadership is responsible for overseeing the Company's enterprise-wide risk management processes, including the assessment, mitigation, and monitoring of risks and the implementation of risk management plans and control systems. The Executive Committee, comprised of our CEO and senior executives who lead our businesses and functions, manages the Company's risk profile, ensuring alignment with strategic objectives. The Executive Committee meets regularly to evaluate material risks and ensure their effective management, and its members include the CEO and heads of each business unit, as well as:

- CFO: oversees financial, treasury, tax, internal audit, M&A, and strategic planning risks
- General Counsel: oversees the Enterprise Risk Management organization and procurement, compliance, and legal risks
- Chief Innovation Officer: Manages information technology, cybersecurity, and data privacy risks
- EVP, Sustainability & Corporate Affairs: Oversees sustainability strategy, reporting, and related risks (including climate change risk)
- EVP of People & Culture: Oversees talent, organizational development, labor law compliance, employee relations, and retention risks
- EVP of Operational Excellence & HSE: Oversees health, safety, environmental, and operational risks (including climate change risk)

Senior leadership is supported by a dedicated Enterprise Risk Management organization, which deploys an enterprise-wide framework to identify, monitor, mitigate, and report risks, and a standing Risk Management Committee, comprised of the CEO, CFO, and General Counsel, which reviews financial and strategic transactions to ensure compliance with established risk management policies and procedures. Risk management outcomes, including updates on material risks, are reported regularly to the Board and its committees, ensuring alignment with corporate strategy and governance principles.


Selected Areas of Board Oversight

OVERSIGHT OF STRATEGY

Our Board is responsible for providing governance and oversight over the strategy, operations, and management of our Company. The primary means by which our Board oversees the Company's short-, intermediate-, and long-term risks is through regular communication with management. At each Board meeting, members of management report to the Board and, when appropriate, specific committees. These presentations provide members of the Board with direct communication with management and the information necessary for a full understanding of the Company's risk profile, including information regarding the Company's strategy, specific risk environment, exposures potentially affecting our operations, and the Company's plans to address such risks. In addition to providing general updates on the Company's operational and financial condition, members of management report to the Board about the Company's outlook, forecasts, and any impediments to meeting them or to successfully pursuing the Company's strategy more generally. In 2025, management and the Board reviewed progress on the Company's strategic dashboard at each of its regularly-scheduled meetings and discussed progress and challenges at its annual strategy meeting in July, including a deep dive review of each of our segments, business portfolio, and strategic transactions.

OVERSIGHT OF CYBERSECURITY

We recognize the risk posed by global cybersecurity threats, and our Board is regularly updated on emerging risks and maintains oversight of the Company's cybersecurity program implemented to address them. In 2025, management provided a detailed cybersecurity update to the Board and led discussions on specific cybersecurity and process control topics at its May and November meetings. The Audit Committee reviewed updates to the Company's cybersecurity dashboard, which summarizes key security metrics and activities, at each of its regularly-scheduled meetings and participated in a detailed discussion at its April and October meetings. The Company is not aware of any breaches relating to the Company's or third-party information security systems affecting the safety of our employees, our operations, or our ability to serve customers in the past three years. The Company had no fines from data protection authorities in the past three years and maintains a cybersecurity insurance policy.

OVERSIGHT OF ENVIRONMENTAL, SOCIAL, AND GOVERNANCE MATTERS

Our Board is committed to sustainability, social responsibility, and good corporate governance.

Our **Health, Safety, Environmental, and Sustainability (HSE&S) Committee** oversees performance, risks and opportunities related to safety, operational excellence, net zero transition, sustainability and climate change. Management reports on key HSE&S metrics and initiatives at each regularly scheduled HSE&S Committee meeting, and the Board participates in a deep dive on sustainability strategy and actions at least annually. The HSE&S Committee also regularly reviews the Company's HSE&S metrics and ESG ratings dashboard, which summarizes ratings by organizations that assess and rate ESG performance. At its May 2025 meeting, the HSE&S Committee participated in a deep dive on climate change and physical risks to assets, and at its November 2025 meeting, the HSE&S Committee participated in an HSE risk matrix refresh.

Our **Compensation and Talent Development (C&TD) Committee** oversees our talent management practices, including compensation policies and practices, succession planning, and our initiatives and progress. The C&TD Committee monitors the Company's compensation policies and practices to determine whether its risk management objectives are being met with respect to incentivizing its employees. The Company believes that its compensation arrangements do not encourage excessive risk taking and that its compensation programs and policies are not reasonably likely to have a material adverse effect on the Company. In 2025, the Board reviewed succession planning, talent development and progress toward internal goals at its July meeting.

Our **Nominating and Governance (Nom-Gov) Committee** oversees the Company's corporate governance practices and related risks. The Nom-Gov Committee reviews our corporate governance policies and Board committee charters annually and approves amendments as needed to align with evolving U.S. and Dutch governance best practices and regulatory developments. Our Nom-Gov Committee is also responsible for Board succession planning, Board refreshment, and recruiting and recommending nominees to the full Board for election. In 2025, our Nom-Gov Committee established new Board objectives to improve transparency and efficiency of Board evaluations and continued to plan for director succession and assess Board committee membership assignments.

Our **Audit Committee** oversees the effectiveness, quality and integrity of the internal control framework and centralized processes related to the Company's environmental, social, and governance reporting, in conjunction with other committees of the Board. The Audit Committee is responsible for overseeing the Company's risk management approach and processes, and for coordinating reviews by the other committees in their respective risk areas.

Enterprise Risk Management

At LYB, Enterprise Risk Management (ERM) is a driver of resilience and strategic decision-making. Overseen by our General Counsel, our ERM organization is tasked with defining the Company's risk profile and driving a proactive, forward-looking risk culture. By equipping leadership, management and employees with actionable insights, structured frameworks, and tailored tools and trainings, our ERM team enables LYB to effectively navigate significant risks and capitalize on emerging opportunities. The ERM organization conducts an annual review of its policies and procedures and shares the results with the internal audit function to support alignment on risk identification and controls.

Our ERM approach is anchored by four strategic pillars: (1) enterprise-level risks, (2) departmental risks, (3) climate change risk management, and (4) building risk management capabilities.

Enterprise Level Risks

Enterprise-level risks encompass the threats and strategic opportunities that could impact our objectives, operations, and reputation across short, medium, and long-term horizons. These risks are continuously monitored and managed throughout the year via periodic risk workshops, led by our ERM team in collaboration with the CEO, Executive Committee, and senior leadership. During these workshops, participants validate and refresh our enterprise risk profile, identifying emerging risks, confirming ownership to ensure accountability, and establishing alignment across all levels of the organization. The updated enterprise risk profile is reviewed and approved annually by the Board at its September meeting. The Board allocates oversight of enterprise-level risks to its committees in alignment with the responsibilities set forth in their charters, and to the Board as whole. This direct engagement between the Board, members of the LYB senior management, and ERM fosters a culture of collaboration and enables effective oversight of both day-to-day and long-term risks.

Departmental Risks

Departmental risks are those specific to individual business units, projects, or operational areas. These risks are identified and evaluated through structured surveys, workshops, and interviews conducted by the ERM team. By periodically validating existing risks and surfacing new challenges and opportunities, we ensure alignment between departmental priorities and enterprise objectives. This approach integrates risk considerations into decision-making processes across all organizational levels.

Climate Change Risk Management

Climate change presents both physical risks, such as those affecting our assets and operations, and transition risks arising from the global move toward a low-carbon economy. Climate-related risk exposures throughout LYB and our extended supply chain are overseen by our Executive Vice President, Operational Excellence and HSE, with support from ERM, Sustainability, and cross-functional committees, including the Carbon Value Creation and Capture Steering Committee. Guided by the principles of the Task Force on Climate-Related Financial Disclosures (TCFD) and International Financial Reporting Standards (IFRS S1 and S2), we have developed climate change risk management processes and embedded them in our ERM approach to support further analysis of risks from climate change and the development of climate scenarios to provide additional insight into future business decisions and inform our climate change strategy. We are committed to transparent reporting and proactive management of climate-related risks and opportunities.

Building Risk Management Capabilities

To sustain a resilient and forward-thinking organization, our ERM function champions initiatives that strengthen risk awareness, capabilities, and culture across LYB. Central to this effort is our Global Risk Champions Network (RCN), a group of employees from multiple functions and businesses who act as risk ambassadors and facilitate cross-functional communication. By embedding risk management practices into daily business operations, the RCN ensures alignment with our enterprise-wide framework. Additionally, LYB provides tailored, comprehensive risk management training to employees at all levels. This training equips employees with the skills to identify, assess, and address risks effectively in their roles. Members of the RCN undergo annual advanced training to stay aligned with evolving best practices, reinforcing their critical role in our risk ecosystem.



Board and Committee Information

The Board currently has five standing committees, each consisting entirely of independent directors:

- Audit Committee
- Compensation and Talent Development ("C&TD") Committee
- Nominating and Governance Committee
- Health, Safety, Environmental, and Sustainability ("HSE&S") Committee
- Finance Committee

Our Audit Committee meets at least five times each year in alignment with our financial reporting and audit cycle, and our C&TD Committee, Nominating and Governance Committee, and HSE&S Committee each meet at least four times each year in connection with regularly scheduled Board meetings (other than the Board's strategy session held in July), and hold additional meetings as needed. Our Finance Committee meets as needed to oversee the matters it is responsible for. Committees regularly receive reports from LYB management, report on committee actions to the Board, and may retain outside advisors.

In 2025, the Board held seven meetings. Our directors' average attendance rate at Board and committee meetings was 98%, and each of our current directors attended more than 94% of the total meetings of the Board and committees of which he or she was a member. Our Chair is a member of the Audit Committee, Nominating and Governance Committee and Finance Committee, and regularly attends meetings of the C&TD Committee and HSE&S Committee. Although the Company does not maintain a policy regarding directors' attendance at its general meetings of shareholders, both our Chair and CEO attend the Company's annual general meeting each year and will attend the 2026 annual general meeting (the "Annual Meeting").

Each of our committees has a written charter, approved by the Board. The charters can be found on our website at *Investors.LyondellBasell.com* by clicking on "Governance," then "Board Committees and Charters." Each committee annually reviews and recommends any changes to its charter and conducts an evaluation of committee performance with respect to delegated duties and responsibilities.

Membership and meeting information for each of the Board's standing committees in 2025 is provided below.

Audit Committee

Chair: Michael Hanley*
Members: Jacques Aigrain*, Anthony Chase*, Claire Farley, Bridget Karlin*
Independence: All Members

5 Meetings
88% Attendance

* Audit Committee Financial Experts

The Audit Committee is responsible for overseeing all matters relating to our financial statements and reporting, our internal audit function and independent auditors, and our compliance function. Listed below are the general responsibilities of the Audit Committee.

- Independent Auditor — Engage external auditor, review performance, and approve compensation; review independence and establish policies relating to the hiring of auditor employees; and pre-approve audit and non-audit services;
- Internal Audit — Review plans, staffing, and activities of the internal audit function and its effectiveness;
- Financial Statements and Reporting — Review financial statements and earnings releases; discuss and review accounting policies and practices and external auditor reviews; discuss and review the effectiveness of internal controls; and oversee the effectiveness, quality and integrity of the processes and controls over corporate responsibility, emissions, climate and other required reporting by the Company, in coordination with other committees of the Board;
- Risk Management — Monitor the Company's major financial and other risk exposures, including oversight of the Company's policies and guidelines with respect to risk assessment and management, information technology and cybersecurity risks; and
- Compliance — Review plans, staffing, and activities of the compliance function and its effectiveness; establish and review procedures for complaints, including anonymous complaints regarding accounting, controls, and auditing; and review the Company's Code of Conduct and system for monitoring compliance therewith.

Our Board has determined that all Audit Committee members are independent under the NYSE listing standards, our categorical independence standards, and the heightened independence requirements applicable to audit committee members under Securities and Exchange Commission ("SEC") rules. Our Board has also determined that all Audit Committee members are financially literate in accordance with the NYSE listing standards and that Messrs. Hanley, Aigrain, and Chase and Ms. Karlin qualify as audit committee financial experts under SEC rules.



Compensation and Talent Development ("C&TD") Committee

Chair: Albert Manifold
Members: Anthony Chase, Rita Griffin, Virginia Kamsky
Independence: All Members

4 Meetings
100% Attendance

The C&TD Committee is responsible for overseeing our executive compensation and talent management programs and developing the Company's compensation philosophy.

In fulfilling its responsibility for the oversight of compensation matters, the C&TD Committee may delegate authority for day-to-day administration and interpretation of the Company's compensation plans to Company employees, including responsibility for the selection of participants, determination of award levels within plan parameters, and approval of award documents. The C&TD Committee may not, however, delegate authority for matters affecting the compensation and benefits of the Company's executive officers. The C&TD Committee's responsibilities include the following:

- Executive Compensation — Establish performance goals under executive compensation plans, including safety and sustainability-related metrics in coordination with the HSE&S Committee; approve the compensation and benefits of executive officers; review executive compensation practices to ensure consistency with corporate objectives; review and approve CEO goals and objectives and evaluate CEO performance; and make recommendations to the Board regarding CEO and other executive officer compensation;
- Company Compensation and Benefits — Review the Company's compensation philosophy, programs, and practices; review and approve pension and benefit arrangements as well as funding of pension and benefit plans; review pay equity for the Company; and make recommendations to the Board on these subjects; and
- Talent Management — Review the Company's organizational leadership structure and oversee leadership development, talent management, and succession and continuity planning for the CEO and other executive officers.

Our Board has determined that all C&TD Committee members are independent under the NYSE listing standards, our categorical independence standards, and other independence requirements applicable to compensation committee members under NYSE rules.

Compensation *Committee Interlocks and Insider Participation* — No member of the C&TD Committee serves or has served as an officer or employee of the Company or any of our subsidiaries and, during 2025, no executive officer served on the compensation committee or board of any entity that employed any member of our C&TD Committee or Board.

For additional information on the C&TD Committee, including information regarding compensation consultants engaged during 2025, see the "Compensation Discussion and Analysis" beginning on page 41.

Nominating and Governance Committee

Chair: Claire Farley
Members: Jacques Aigrain, Lincoln Benet, Robin Buchanan, Bridget Karlin
Independence: All Members

4 Meetings
100% Attendance

The Nominating and Governance Committee is primarily responsible for identifying nominees for election to the Board and overseeing matters regarding corporate governance.

To fulfill those duties, the Nominating and Governance Committee has the responsibilities summarized below:

- Directors and Director Nominees — Identify and recommend candidates for membership on the Board and recommend committee memberships; director recruitment and succession planning;
- Director Compensation — Evaluate and recommend director compensation;
- Environmental, Social, and Corporate Governance Matters — Review the Company's environmental, social, and governance profile, policies, and disclosures and make necessary recommendations in coordination with the HSE&S Committee; review and propose modifications to the Company's corporate governance documents and policies; review strategy and ratings; and review and comment on shareholder proposals; and
- Administrative — Coordinate evaluations by committees and the full Board.



Health, Safety, Environmental and Sustainability ("HSE&S") Committee

Chair: Rita Griffin
Members: Robin Buchanan, Robert Dudley, Virginia Kamsky, Albert Manifold
Independence: All Members

5 Meetings
100% Attendance

The HSE&S Committee assists the Board in its oversight responsibilities by assessing the effectiveness of health, safety, environmental, and sustainability programs, reporting, and initiatives that support Company policies.

The specific responsibilities of the HSE&S Committee are summarized below:

- HSE — Review and monitor the Company's health, safety, environmental and climate policies and performance results, including processes to ensure compliance with applicable laws and regulations; review with management environment, health, safety, and product stewardship risks that can have a material impact on the Company; and review the status of related policies, programs, and practices;
- Sustainability — Provide oversight of the Company's sustainability programs, initiatives, and activities; review with management relevant sustainability risks and trends; and monitor the Company's progress on sustainability targets, ambitions, and reporting, including the Company's annual Sustainability Report; and
- Audit — Review and approve the scope of the Company's health, safety, and environmental audit program; regularly monitor audit program results; and review and approve the annual budget for the health, safety, and environmental audit program.

Finance Committee

Chair: Lincoln Benet
Members: Jacques Aigrain, Robert Dudley, Michael Hanley, Bridget Karlin
Independence: All Members

2 Meetings
100% Attendance

The Finance Committee is responsible for monitoring and assessing such matters as the Company's capital structure and allocation, strategic transactions, debt portfolio, and tax and derivative strategies.

In fulfilling its duties, the Finance Committee has the responsibilities summarized below:

- Strategy — Review analyses and provide guidance and advice regarding acquisitions and divestments and discuss and review the Company's tax strategies, planning, and related structures;
- Capital — Review the Company's capital structure and capital allocation, including organic and inorganic investments; review and discuss the Company's dividend policy; and review and discuss share repurchase activities and plans; and
- Securities and Financing — Review and discuss the Company's debt portfolio, credit facilities, compliance with financial covenants, commodity, interest rate, and currency derivative strategies, and proposed securities offerings.

Other Governance Matters

Retirement Policy, Term Limits, and Director Commitments

Our Corporate Governance Guidelines and Rules for the Board of Directors provide that directors will not be re-nominated for election to the Board after they reach the age of 75. While the Board does not believe there is a specific age after which directors should no longer serve on boards, it does believe mandatory retirement ages are useful for promoting board refreshment; no waivers or exceptions to the rules have been granted and, since 2019, the Board has nominated five new directors to fill vacancies created by director retirements after reaching our mandatory retirement age.

The Board has not adopted term limits for its members. The Nominating and Governance Committee and the full Board regularly discuss board succession and refreshment and strive to maintain a balance of directors with varying lengths of service and ages. While the Board recognizes that term limits could assist in this regard, they may have the unintended consequence of causing the Board and the Company to lose the contribution of directors who over time have developed enhanced knowledge and valuable insight into the Company and its operations. The Board believes that the mandatory retirement age and an annual evaluation process for deciding whether to re-nominate individuals for election are currently more effective means of ensuring board refreshment and renewal, while also allowing for continuity of service.

As provided in our Corporate Governance Guidelines, the Board has established a Director Commitments Policy to help confirm our directors' service on other public company boards does not impair their ability to effectively serve on our Board. To that end, the Board believes that directors who are executive officers of publicly traded companies should not serve on more than two public company boards (inclusive of our Board) and that all other Board members should not serve on more than four public company boards (inclusive of our Board). In addition, if a member of the Company's Audit Committee serves on more than three public company audit committees, the Board determines whether such simultaneous service impairs the director's ability to serve effectively on our Audit Committee and discloses such determination in the annual proxy statement.

Code of Conduct

Our Code of Conduct, most recently refreshed in February 2025, covers a wide range of important topics including fair and accurate business dealings, conflicts of interest, corruption, health and safety, discrimination, environmental protection, and learning aids. In addition to the Code of Conduct for all employees and directors, the Company has a Financial Code of Ethics specifically for our CEO, CFO, Chief Accounting Officer and persons performing similar functions. Copies of these codes can be found on our website at *Investors.LyondellBasell.com* by clicking on "Governance," then "Corporate Governance Documents." Any waivers of the codes must be approved, in advance, by our Board, and any amendments to or waivers from the codes that apply to our executive officers and directors will be posted on the "Governance" section of our website. No waivers or exceptions to the codes were granted in 2025.

We expect all employees to report possible violations or concerns regarding our Code of Conduct. We offer an independent whistleblower helpline and website, EthicsPoint, that enables employees and other stakeholders to report complaints anonymously. Our Chief Compliance Officer, who has a direct reporting line to the Audit Committee, provides regular reports to the Audit Committee on compliance with the Company's Code of Conduct, related training programs, and complaints received and investigated by the compliance function.

Public Policy & Political Engagement

We believe active participation in the political process is essential to our long-term success. LYB advances our public policy agenda through direct lobbying, involvement in various trade associations, and the LyondellBasell Political Action Committee (LYB PAC). Transparency and accountability are embedded into our public policy, political spending and lobbying actions. The Company maintains policies and procedures consistent with our Code of Conduct that support continued compliance with applicable political laws and regulations. Our engagement, including public policy advocacy directly and through trade associations, is subject to oversight by our senior management and CEO. In addition, the LYB PAC Board is responsible for the management of all LYB PAC activities, including the approval of all LYB PAC distributions.

LYB does not make direct political contributions to political parties or candidates using company resources (including monetary and in-kind services) in the U.S. or elsewhere, even where permitted by law. All political contributions to U.S. political parties or candidates are made through the LYB PAC, which is funded and managed voluntarily by employees. All of the LYB PAC's financial contributions strictly adhere to U.S. federal and state laws regarding contribution limits on amount and source, criteria and reporting requirements.

Our advocacy activities are directed toward advancing our business interests, to foster the protection and advancement of our operations and industries and not the personal political preferences of our executives or employees. Contributions are based upon advancing our business goals in a broad range of public policies, including, but not limited to: promoting a stable and predictable regulatory framework for our operations; advancing circularity initiatives, including recycling programs, extended producer responsibility regimes, and chemical recycling; fair and equitable tax policies that promote economic investment, job creation and global competitiveness; improving energy efficiency and sustainability programs, policies and activities; advancing innovation and technology in manufacturing; and improving work development programs to meet the needs of industry. Our advocacy is consistent with the Company's public policies on sustainability, advancing a circular economy and addressing climate change. Moreover, LYB policy prohibits directors and employees from using company resources for personal political causes or candidates, and specifies that LYB will not directly or indirectly reimburse any personal political contributions or expenses.

LYB has an established practice to determine which public policy issues are important to the Company. This process includes soliciting input from relevant business and functional departments. Key issues are discussed and prioritized by members of senior management.


In all of the Company's advocacy activities, we are committed to corporate responsibility, compliance and transparency. Our 2025 Climate Advocacy Report, which describes our approach to climate advocacy including detailing our climate policy positions, setting out our approach to participating in trade associations, and evaluating trade association alignment with our climate policy positions, is available on our website at *www.LyondellBasell.com* by clicking "Sustainability," then "Reporting," then "Additional reporting." In addition, the Company discloses its U.S. federal, state and local lobbying activity and expenditures as required by law. More information, including political activity reports, is available on our website at *www.LyondellBasell.com* by clicking "Governance," then "Policies & advocacy," then "Engagement."

Dutch Corporate Governance Code

As a Dutch incorporated entity, we are subject to the Dutch Corporate Governance Code. The Code, most recently amended in 2022 and a copy of which can be found at *www.mccg.nl/english,* is a statement of principles and best practices for Dutch companies with an emphasis on integrity, transparency, and accountability as the primary means of achieving good governance. The Code's compliance principle is "comply-or-explain," which permits a Dutch company to comply with the best practices outlined in the Code or explain why the company has chosen to apply different practices.

The principles and practices prescribed by the Code are largely consistent with NYSE and SEC requirements and best practices for U.S. companies. Our Dutch Annual Report, which accompanies our 2025 Dutch Annual Accounts and can be found on our website at *Investors.LyondellBasell.com* by clicking "Financials", then "Annual Reports," discloses those instances where we have chosen to apply practices that differ from the Code. In general, these instances arise from our decision to apply practices that are more common or appropriate for NYSE traded companies than those called for by the Code. For example, although the Board's categorical standards for director independence incorporate the standards of both the Code and the NYSE, our Board has chosen to apply the standards of the NYSE where the two conflict, including with respect to the independence classification of directors nominated by Access Industries, a greater than 10% shareholder. Our Board believes that application of the NYSE independence standards is more appropriate for LYB, which is listed only on the NYSE and not on any exchange in the Netherlands. Our Board further believes that the service of Access nominees on the Company's key independent committees provides those committees with shareholder perspective and the significant skills, experience, and qualifications of these directors, to the benefit of the Board, the Company, and our stakeholders more generally.

Indemnification

We indemnify members of our Board to the fullest extent permitted by law so they will be free from undue concern about personal liability in connection with their service to the Company. Our Articles of Association establish this indemnification right, and we have also entered into agreements with each of our directors contractually obligating us to indemnify them.

Insider Trading Prohibitions

Our Board has adopted a policy prohibiting insider trading by directors, executives, and employees, establishing permissible trading windows, and providing preclearance requirements for certain transactions and trading arrangements by insiders. A copy of the Prohibiting Insider Trading Policy is included as an exhibit to our 2025 Annual Report on Form 10-K. LYB has also adopted cash management procedures that prohibit insider trading by LYB.

Director Compensation

Our Nominating and Governance Committee reviews director compensation on an annual basis and recommends any changes in compensation determined advisable. The Board seeks to award compensation that fairly compensates directors for the work required by membership on our Board and aligns director interests with those of our shareholders. The Nominating and Governance Committee gives consideration to the qualifications and caliber of the Company's directors and significant commitment required for service on our Board, including the additional time and effort required by overseas travel for our Board meetings.

Following its annual review in November 2025, the Nominating and Governance Committee endorsed, and the Board approved, the current director compensation policy with no changes. No increases to board retainers have been approved since 2014, apart from an increase in the annual retainer for the Board Chair in 2018 and an increase in the annual retainer for the Chair of the HSE&S Committee in 2023 to bring it in line with the Audit and C&TD Chair retainer.

> **Excluding Chair retainers,**
>
> ## 12 years
>
> **with no director pay increase**

Our non-executive directors receive cash compensation and equity compensation, in the form of restricted stock units ("RSUs"), for their service on the Board and its committees. Members of the Board have the option to elect to receive all or a portion of the cash component of their compensation in Company shares. Our CEO does not receive any additional compensation for his service as a director.

Board Retainer	Cash	RSUs
Chair of the Board	$ 325,000	$ 325,000
Members	$ 115,000	$ 170,000

Committee Retainers	Chairs	Members
Audit	$ 27,500	$ 15,000
Compensation & Talent Development	$ 27,500	$ 10,000
Nominating & Governance	$ 20,000	$ 10,000
Health, Safety, Environmental & Sustainability	$ 27,500	$ 10,000
Finance	$ 20,000	$ 10,000

In addition to the retainers shown above, we provide members of the Board with a cash payment of $5,000 for each intercontinental trip taken in performing board service. Our Articles of Association limit the aggregate of all fees paid per annum to any individual non-executive Board member to $2 million.

Share Ownership Guidelines

Members of our Board are subject to Share Ownership Guidelines. Under the Share Ownership Guidelines, non-executive directors are prohibited from selling any shares of the Company until they own shares that are valued at no less than six times their annual cash retainer for Board service, or $690,000 for all directors other than our Chair, whose ownership requirement is $1,950,000. Under the guidelines, only shares beneficially owned and RSUs (net of the anticipated tax obligation on vesting, estimated for these purposes at 50%) count toward meeting the ownership thresholds. Once a director has reached his or her required ownership level, he or she may not sell shares that would bring ownership below the threshold level.

Prohibition on Hedging and Pledging Shares

Pursuant to our Policy Prohibiting Insider Trading, directors are prohibited from purchasing, selling, or writing options on the Company's shares, engaging in short sales, participating in other derivative or short-term purchase or sale transactions, or otherwise engaging in transactions that would enable them to hedge against any decrease in our share price. Directors are also prohibited from pledging Company shares as collateral for personal loans or other obligations, including holding shares in a brokerage margin account. These restrictions extend to directors' immediate family members and certain related entities and are intended to keep the interests of our directors aligned with the long-term interests of the Company and our shareholders.

Director Compensation in 2025

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Jacques Aigrain	360,000	314,152	5,000	679,152
Lincoln Benet	145,000	164,315	5,000	314,315
Robin Buchanan	135,000	164,315	—	299,315
Tony Chase	140,000	164,315	24,345	328,660
Bob Dudley	135,000	164,315	20,000	319,315
Claire Farley	150,000	164,315	25,095	339,410
Rita Griffin	152,500	164,315	20,000	336,815
Michael Hanley	152,500	164,315	29,393	346,208
Virginia Kamsky	135,000	164,315	24,845	324,160
Bridget Karlin[4]	148,384	164,315	24,345	337,044
Albert Manifold	152,500	164,315	5,000	321,815

[1] Includes retainers for services earned or paid through December 31, 2025.

[2] Represents annual grants of RSUs for all directors.
The annual grants of RSUs are made in conjunction with the Board's regularly scheduled meeting in May of each year. The terms of the RSUs provide for vesting one year from the date of grant and for cash dividend equivalent payments when dividends are paid on the Company's shares. In 2025, the annual grant for each director, other than Mr. Aigrain, was 2,917 units. Mr. Aigrain received 5,577 units. These awards are the only stock awards outstanding at 2025 fiscal year-end for the non-executive directors. In accordance with FASB Topic ASC 718, Compensation — Stock Compensation ("ASC 718"), the grant date fair value of the awards is the number of units granted times the fair market value of our shares on that date. See Note 17 to the Consolidated Financial Statements included in our Form 10-K for the year ended December 31, 2025 for a description of accounting for equity-based compensation.

[3] Includes $5,000 for each intercontinental trip taken for work performed for the Company. From time to time, we may permit a director's spouse or other invited guest to accompany the director on Company aircraft to and from Board meetings or other company business when a seat is available. In those cases, there is de minimis incremental cost to the Company and, as a result, no amount is reflected in the 2025 Director Compensation table. Also includes benefits in kind related to tax preparation and advice related to the directors' UK and Dutch tax returns and payments. The Company provides these services through a third party to members of our Board because of our unique incorporation and tax domicile situation.

[4] Ms. Karlin was appointed to the Finance Committee on March 1, 2025 and her committee retainer was prorated.

Item 2
Discharge of Directors from Liability

 **The Board recommends that you vote FOR the discharge of our directors from liability for the performance of their duties in 2025.**

Under Dutch law, shareholders may discharge the Company's Board of Directors from liability in connection with the exercise of duties during the most recently completed fiscal year. The discharge does not affect any potential liability under the laws of The Netherlands relating to liability upon bankruptcy and does not extend to matters that have not been disclosed to shareholders. It is proposed that shareholders resolve to discharge the Company's executive and non-executive directors in office in 2025 from liability in connection with the exercise of their respective duties during the year.

Item 3
Adoption of Dutch Statutory Annual Accounts

 **The Board recommends that you vote FOR the adoption of our 2025 Dutch statutory annual accounts.**

At the Annual Meeting, you will be asked to adopt our Dutch statutory annual accounts for the year ended December 31, 2025, as required under Dutch law and our Articles of Association. Our Dutch statutory annual accounts are prepared in accordance with international financial reporting standards ("IFRS") and Dutch law. A copy of the 2025 Dutch statutory annual accounts can be accessed through our website at *Investors.LyondellBasell.com* by clicking "Financials," then "Annual Reports," and may be obtained free of charge by request to our Corporate Secretary at *CorporateSecretary@LyondellBasell.com*.

The Company paid an aggregate of $4.80 per share in dividends from its 2025 Dutch statutory annual accounts, for a total of approximately $1.6 billion. This includes interim dividends of $1.37 per share paid in each of the second, third and fourth quarters of 2025 and $0.69 per share paid in the first quarter of 2026.

Discussion of Dividend Policy

Pursuant to the Dutch Corporate Governance Code, we provide shareholders with an opportunity to discuss our dividend policy and any major changes in that policy each year at our annual general meeting.

Our dividend policy continues to be to pay a consistent quarterly dividend, after giving consideration to our cash balances and expected results from operations. Our focus on funding our dividends is balanced with our commitment to maintain an investment grade balance sheet as part of our capital allocation strategy. There can be no assurance that any dividends or distributions will be declared or paid in the future.

Through March 31, 2026, we have paid an aggregate of approximately $26.5 billion in dividends since we began our dividend program in 2011, increasing the dividend payments from $0.10 per share in the second quarter of 2011 to a high of $1.37 per share in 2025. 2025 marked the Company's fifteenth consecutive year of annual dividend growth.

Pursuant to our Articles of Association, the Board has determined the amount, if any, out of our annual profits to be allocated to reserves prior to the payment of dividends. The portion of our annual profits that remains after the reservation is available for dividend payments as approved by shareholders. The determination to pay any dividends will be made after a review of the Company's expected earnings, the economic environment, financial position, and prospects of the Company, and any other considerations deemed relevant by the Board.

Item 4

Appointment of PricewaterhouseCoopers Accountants N.V. as the Auditor of our Dutch Statutory Annual Accounts

☑ **The Board recommends that you vote FOR the appointment of PricewaterhouseCoopers Accountants N.V. ("PwC N.V.") as the auditor of our 2026 Dutch statutory annual accounts.**

The Board has selected PwC N.V. to serve as the auditor of our Dutch statutory annual accounts to be prepared in accordance with IFRS for the year ending December 31, 2026, and, in accordance with our Articles of Association, we are requesting that shareholders appoint PwC N.V. as auditor of such annual accounts. PwC N.V. has acted as the auditor of our Dutch statutory annual accounts since 2010. The Audit Committee also follows SEC rules and PwC policy regarding lead audit partner rotation. Following the Company's 2025 annual general meeting, a new Dutch lead audit partner was selected for the Company. Representatives of PwC N.V. will be present at the Annual Meeting and may be questioned by shareholders in relation to PwC N.V.'s report on the fairness of the financial statements.

Item 5

Ratification of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm

☑ **The Board recommends that you vote FOR the ratification of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for 2026.**

The Board has selected PwC to serve as our independent registered public accounting firm for the year ending December 31, 2026. PwC has acted as our independent registered public accounting firm since 2010.

The Audit Committee, which annually recommends selection of the Company's independent accountants, reviews PwC's performance and independence on an ongoing basis and considers a number of factors in determining whether to re-engage PwC for the following year. The factors considered include, among others:

- the quality of the audit conducted and service provided;
- the qualifications and performance of the lead audit partner;
- the length of time PwC has served in the roles; and
- the reasonableness of fees charged.

The Audit Committee also follows SEC rules and PwC policy regarding lead audit partner rotation. A new lead audit partner was selected for the Company for a 2026 rotation. The partner was selected following meetings between the candidate and the Chair of the Audit Committee and Company management.

The Audit Committee believes the continued retention of PwC as the Company's independent registered public accounting firm for 2026 is in the best interest of the Company and its stakeholders.



Although shareholder ratification of the selection of PwC is not required, our Board is submitting the selection to shareholders for ratification because we value our shareholders' views on the Company's auditors. If our shareholders fail to ratify the selection of PwC, it will be considered as notice to the Board and Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may recommend that the Board select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and its stakeholders.

Representatives of PwC are not expected to attend the Annual Meeting; however, representatives of PwC N.V., the auditor of the Company's Dutch statutory annual accounts, will be present at the Annual Meeting and will have the opportunity to respond to appropriate shareholder questions and make a statement if they desire to do so.

Professional Services Fee Information

Fees for professional services provided by PwC in each of the last two fiscal years, in each of the following categories, were as follows:

(in millions)		2025		2024
Audit Fees	$	15.0	$	13.6
Audit-Related Fees		1.5		1.3
Tax Fees		0.7		0.7
All Other Fees		0.3		1.8
TOTAL	$	17.5	$	17.4

Audit fees consist of the aggregate fees and expenses billed or expected to be billed for professional services rendered by PwC for the audit of our consolidated financial statements, the review of financial statements included in our Quarterly Reports on Form 10-Q, and services that are normally provided by an independent auditor in connection with statutory and regulatory filings or engagements, including comfort letters, statutory audits, attest services, and consents.

Audit-related fees consist of the aggregate fees billed for assurance and related services by PwC that are reasonably related to the performance of its audit or review of the Company's financial statements and are not reported as audit fees herein. This category includes fees related to agreed-upon or expanded audit procedures relating to accounting records required to respond to or comply with financial, accounting, or regulatory reporting requirements; and consultations as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards, or interpretations by regulatory or standard-setting bodies. Audit-related fees for 2024 have been updated to reflect final fees incurred.

Tax fees consist of international tax compliance and corporate tax consulting.

All Other Fees are services provided by the independent registered accounting firm and are appropriately not included in the Audit, Audit-Related, and Tax categories—examples include licensing of technical accounting libraries and tools, and permissible advisory, consulting, or outsourcing services.

The Audit Committee has adopted procedures for the approval of PwC's services and related fees. Each year, the Audit Committee discusses the scope of the audit plan with PwC, and all audit and audit-related services, tax services, and other services for the upcoming fiscal year are provided to the Audit Committee for pre-approval. The services, which may be provided in the upcoming twelve-month period, are grouped into significant categories substantially in the format shown above.

The Audit Committee is updated on the status of all PwC services and related fees on a periodic basis or more frequently as matters warrant. In 2025 and 2024, the Audit Committee pre-approved all audit, audit-related, tax, and other services performed by PwC.

As set forth in the Audit Committee Report below, the Audit Committee has considered whether the provision of non-audit services by PwC is compatible with maintaining auditor independence and has determined in the affirmative with respect to the services provided in 2025.

Audit Committee Report

The role of the Audit Committee is, among other things, to oversee the Company's financial reporting process on behalf of the Board, to recommend to the Board whether the Company's financial statements should be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the "Annual Report"), and to select the Company's independent auditor for ratification by shareholders. Company management is responsible for the Company's financial statements as well as for its financial reporting process, accounting principles, and internal controls. The Company's independent auditor is responsible for auditing and reporting on the Company's financial statements and the effectiveness of the Company's internal control over financial reporting, and for expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States.

The Audit Committee has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2025 with management and PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm for the fiscal year ended December 31, 2025. In addition, the Audit Committee has taken the following steps in making its recommendation that the Company's financial statements be included in the Annual Report:

- First, the Audit Committee discussed with PwC those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC, including information regarding the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process.
- Second, the Audit Committee discussed with PwC its independence and received from PwC the written disclosures and the letter required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence. This discussion and disclosure helped the Audit Committee in evaluating such independence. The Audit Committee also considered whether, and concluded that, PwC's provision of other non-audit services to the Company is compatible with the auditor's independence.
- Third, the Audit Committee met periodically with members of management, including the head of the Company's internal audit and internal controls functions, and PwC to review and discuss internal control over financial reporting. Further, the Audit Committee reviewed and discussed management's report on internal control over financial reporting as of December 31, 2025, as well as PwC's report regarding the effectiveness of internal control over financial reporting.
- Finally, the Audit Committee reviewed and discussed with the Company's management and PwC the Company's audited financial statements as of and for the year ended December 31, 2025, including the acceptability and appropriateness of the accounting principles applied, the reasonableness of significant judgments, and the clarity of the disclosure.

The Audit Committee also discussed with the head of the Company's internal audit department and PwC the overall scope and plans of their respective audits. The Audit Committee meets periodically with both the head of the internal audit department and PwC, with and without management present, to discuss the results of their examinations and their respective evaluations of the Company's internal control over financial reporting.

In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports, and statements presented to them by Company management and by PwC as the Company's independent registered public accounting firm.

Based on the reviews and discussions explained above (and without other independent verification), the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the Company's financial statements be included in the Annual Report. The Audit Committee has also approved the selection of PwC as the Company's independent registered public accounting firm for fiscal year 2026.

The Audit Committee

Michael Hanley, *Chair*
Jacques Aigrain
Anthony Chase
Claire Farley
Bridget Karlin

Item 6
Advisory Vote on Executive Compensation (Say-On-Pay)

☑ **The Board recommends that you vote FOR the approval, on an advisory basis, of the compensation of the Company's Named Executive Officers as disclosed in this proxy statement.**

We believe that our executive compensation program supports our executive compensation philosophy and goals, drives performance, encourages an appropriate sensitivity to risk, and increases shareholder value. Our philosophy, which is set by the C&TD Committee, is intended to align each executive's compensation with the Company's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate, and retain high-caliber executives who are crucial to our long-term success.

A significant portion of the total compensation opportunity for each of our executives is directly tied to the Company's progress against our strategic, operating, sustainability and safety goals.

We implement our philosophy and achieve our program goals by following certain key principles, including:

- positioning total direct compensation and each individual element of executive compensation near the median of our peer group companies, with consideration given to the relative complexity of comparable executive roles;
- aligning short-term incentive awards with annual operating, financial, and strategic objectives, while taking into account the realities of a cyclical industry and rewarding differential performance rather than favorable or unfavorable market circumstances; and
- rewarding absolute and relative performance over time through long-term equity incentive awards.

Results of Last Year's Say-On-Pay Vote

Our executive compensation program received substantial shareholder support and was approved, on an advisory basis, by approximately 96% of votes cast at the 2025 annual general meeting of shareholders. Our C&TD Committee and Board believe this level of approval of our executive compensation program demonstrates our shareholders' strong support of our compensation philosophy and goals and the decisions made by the C&TD Committee. They also believe the consistently high level of shareholder support for our executive compensation is a result of our C&TD Committee's commitment to compensating our executives in a manner that ensures a strong link between pay and performance and is reflective of our philosophy and goals, market best practices, and strong shareholder engagement.

Pay for Performance in 2025

The C&TD Committee believes that the compensation of our Named Executive Officers for 2025 is reasonable, appropriate, and supported by the Company's performance. The C&TD Committee works to ensure management's interests align with increasing shareholder value. The Board requests that you consider the structure of our executive compensation program in connection with our 2025 performance, which is more fully discussed in the Compensation Discussion and Analysis ("CD&A") section of this proxy statement that follows. The CD&A explains how we implement our compensation philosophy and goals and how we apply these principles to our compensation program. For additional information, see the section of this proxy statement titled "Pay Versus Performance" on page 74.

2025 Advisory Vote on Executive Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934, we are requesting that shareholders vote on an advisory basis to approve the compensation of our Named Executive Officers in 2025, as described in this proxy statement. Shareholders have the opportunity to share their opinion regarding our executive compensation program by voting for or against the following resolution:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers as disclosed in the Company's proxy statement for the 2026 Annual General Meeting of Shareholders, including the Compensation Discussion and Analysis, the Summary Compensation Table and other related tables and disclosure."

Although the advisory vote is non-binding, the Board values our shareholders' opinions. The C&TD Committee will review the results of the vote and consider shareholders' input when considering future decisions regarding our executive compensation programs. If you have concerns relating to our executive compensation programs, we encourage you to contact us because a vote against this proposal will not provide the C&TD Committee with information about shareholders' specific concerns.

The Company provides for annual say-on-pay votes, and the next say-on-pay vote will occur at our 2027 annual general meeting of shareholders. In accordance with SEC rules, shareholders will be given an opportunity to express their views on whether the practice of annual say-on-pay votes should be maintained at our 2029 annual general meeting of shareholders.

Compensation Discussion and Analysis

This section explains the decisions made concerning the compensation of the Company's Named Executive Officers ("NEOs") for fiscal year 2025. It also describes the Company's compensation philosophy, our executive compensation program, the process our C&TD Committee followed, and the factors the C&TD Committee considered in determining the amount of compensation awarded.

Our NEOs for 2025 are Peter Vanacker, CEO; Agustin Izquierdo, EVP and CFO, Michael McMurray, former EVP and CFO; and the three other most highly compensated executive officers of the Company in 2025. Their titles are provided below.



Peter Vanacker
CEO



Agustin Izquierdo
EVP and CFO[1]



Kimberly Foley
EVP – Olefins & Polyolefins



Torkel Rhenman
EVP – Advanced Polymer Solutions



Jeffrey Kaplan
EVP, General Counsel and Procurement

[1] Mr. Agustin Izquierdo succeeded Mr. McMurray as our EVP and CFO effective as of March 1, 2025. Mr. McMurray continued in an advisory role at the Company until March 1, 2026.

Executive Summary

2025 Performance Highlights

$(738)M	$2.5B	$2.3B	$2.0B
Net Loss	EBITDA ex. Identified Items[1]	Cash from Operating Activities	Returned to Shareholders

LYB continued to face challenging market conditions in 2025, and focused on navigating the cycle. Throughout the year, the Company prioritized safety, operational excellence, and protecting value while pacing capital investments and optimizing our portfolio. We continued our track record of delivering solid returns to shareholders, marking our fifteenth consecutive year of annual dividend growth and returning $2.0 billion to shareholders through dividends and share repurchases.

Disciplined Execution of our Strategy. Last year, the Company continued to execute on its three-pillar strategy—growing and upgrading the core, building a profitable Circular & Low Carbon Solutions platform, and stepping up performance and culture. In response to market conditions, management reduced and re-sequenced growth investments, accelerating select initiatives and adapting the timing of others to align with market conditions, such as pausing construction of our propylene expansion project at Channelview and delaying the final investment decision of our *MoReTec*-2 chemical recycling unit. We ceased operations at our Houston refinery in the first quarter of 2025 and advanced our planned divestiture of four European assets, which is on track for completion in the second quarter of 2026. We also took actions to strengthen our cost-advantaged position in the Middle East and continued construction on *MoReTec*-1, our first commercial-scale chemical recycling facility using our *MoReTec* technology, which is on track for a 2027 start up. These actions position the Company to capture upside as industry conditions normalize.

Protecting Value. In 2025, our team focused on preserving value and generating cash. The Value Enhancement Program ("VEP") exceeded our original target and achieved approximately $1.1 billion[2] of recurring annual EBITDA in 2025, which has been instrumental in helping to offset inflation, improve reliability, and fund strategic growth. We also launched our Cash Improvement Plan, which set out to deliver $600 million of incremental cash flow relative to our 2025 plan, a goal which we have exceeded by approximately $200 million. We also took proactive steps to preserve liquidity, including issuing $1.5 billion in bonds to help derisk upcoming 2026 and 2027 maturities.

Safety and Operational Excellence. In 2025, LYB delivered the strongest safety performance in Company history while executing significant maintenance and turnaround activity across major sites, demonstrating a culture of operational excellence during a challenging year. We achieved a total recordable incident rate ("TRIR") of 0.120, our lowest rate for the company, and a process safety incident rate ("PSIR") of 0.018. Despite significant maintenance and turnaround activity, we achieved the lowest number of injuries in company history. 70 of our 94 manufacturing sites and technology centers were injury-free, 78 had no tier 2 or greater process safety events, and 76 had no tier 2 or greater environmental events.

Pay for Performance. The Company paid 2025 annual bonuses at 67% of target, reflecting challenging market conditions that impacted our EBITDA, offset by strong performance under our safety targets and achievement of key sustainability milestones. There was 25% payout under the Company's PSUs for the three-year performance period ended December 31, 2025, reflecting the fact that the Company's total shareholder return ("TSR") was negative and fell in the lower half of selected peers and the Company's free cash flow ("FCF") per share fell well below the target set by our C&TD Committee due to the challenging market environment in 2025. The performance metrics under the Company's annual bonus program and PSUs are further described under "2025 Executive Compensation Decisions in Detail." Our executives' annual bonuses, including their individual performance ratings, reflect our safety performance, their leadership, and their actions in support of our strategy, including our climate, circularity and culture initiatives.

[1] See Appendix A for information about our non-GAAP financial measures and a reconciliation of net loss to EBITDA, including and excluding identified items. Identified items include adjustments for LCM, gain or loss on sale of business, asset write-downs in excess of $10 million in aggregate for the period, Cash Improvement Plan costs, site closure costs, European transaction costs and discontinued operations.

[2] Recurring annual EBITDA for the VEP is the year-end EBITDA run rate estimate based on 2017-2019 mid-cycle margins. Value unlocked as of December 2025 is based on a 2021 baseline. See Appendix A for information about our non-GAAP financial measures.

Key Compensation Practices

Our executive compensation practices support our pay for performance philosophy, align our executives' interests with those of our shareholders, and reflect best governance without encouraging unnecessary risk-taking.

✅ What We Do

- ✔ **Pay for performance.** We tie a significant amount of compensation to our financial, business, strategic, safety, and sustainability goals.
- ✔ **Emphasize long-term performance.** We balance long-term and short-term incentives and use long-term equity incentive awards, including PSUs and RSUs, to reward sustained long-term performance.
- ✔ **Double-trigger vesting.** We provide for "double-trigger" vesting in connection with any change-in-control event.
- ✔ **Clawbacks.** We have a robust clawback policy so we can recover performance-based compensation in certain circumstances. In addition to the clawback policy applicable to all incentive-based compensation, all time-based RSUs include recoupment provisions triggered in the event of executive misconduct or breach of restrictive covenant obligations.
- ✔ **Share ownership guidelines.** We restrict our executives' and directors' ability to sell shares unless they first meet robust share ownership guidelines. We do not count PSUs or stock options toward compliance with these guidelines.
- ✔ **Prohibiting Insider Trading Policy.** We have a policy for directors, executives, and employees designed to prevent insider trading and require preclearance for transactions in LYB shares and 10b5-1 plans for insiders.
- ✔ **Independent compensation consultant.** We engage an independent consultant to advise on executive compensation matters, and our independent C&TD Committee meets regularly with the consultant in executive session.
- ✔ **Peer group benchmarking.** We use appropriate peer groups when establishing compensation.
- ✔ **Annual say-on-pay.** We hold an annual say-on-pay advisory vote.

❌ What We Don't Do

- ✗ **Excise tax gross-ups.** We do not provide for excise tax gross-ups in connection with change-in-control events or terminations.
- ✗ **Hedging or pledging.** We do not allow our officers and directors to hedge or pledge our stock.
- ✗ **Guaranteed bonuses.** We do not pay guaranteed bonuses.
- ✗ **Automatic compensation increases.** We do not automatically increase executive base salaries each year or make lock-step changes in compensation based on peer group compensation levels or metrics.
- ✗ **Reprice or exchange underwater options.** We do not permit option repricing or the buyout of underwater options without shareholder approval.

Say-on-Pay and Shareholder Outreach

Our executive compensation program has received substantial and consistent shareholder support over the past several years. At the 2023, 2024, and 2025 annual general meetings of shareholders, approximately 98%, 98% and 96% of votes were cast in favor of our executive compensation program, respectively. Our C&TD Committee and Board believe that the consistent high level of support from our shareholders is a result of our commitment to ensuring that our executives are compensated in a manner that provides a strong link between pay and performance.

The C&TD Committee and Board value our shareholders' insights and are committed to ongoing, regular dialogue with shareholders regarding executive compensation, among other matters. We consider shareholder feedback, evolving business needs, and our desire to maintain a strong link between executive pay and performance when evaluating our compensation program.

Recent Shareholder Support for Say-on-Pay

96%	98%	98%
2025	2024	2023

Noteworthy C&TD Committee Actions Since January 2025

Our C&TD Committee is responsible for determining the compensation of our executive officers and designing our executive compensation program. The Committee, together with its independent compensation consultant, continually reviews compensation trends and best practices, discusses shareholder and employee feedback on the Company's compensation programs, and considers the Company's talent development goals and business needs. Since January 1, 2025, the Committee and the Board of Directors took several noteworthy actions in relation to the Company's compensation programs:

2025 Highlights – Cash Improvement Plan Performance Requirement

To address macroeconomic volatility, in April 2025 the Company launched a Cash Improvement Plan ("CIP") to achieve $600 million cash flow preservation relative to its internal 2025 plan. The initiative focused on working capital management, fixed-cost reductions, and select project deferrals. To reinforce accountability for the successful achievement of the 2025 CIP target, the C&TD Committee updated the STI plan mid-year for senior leaders, including our NEOs. Pursuant to the update, 15% of the total STI bonus payout will be zero during the industry downturn if the CIP target is not met. If the CIP target is met, there will be no change. The CIP adjustment can only modify the STI payout downwards. The Committee believes that this modification aligns company leaders with this key goal and drives accountability and long-term value. The Company achieved the 2025 CIP target. As a result, total 2025 STI payout was not changed by this component.

Continued Focus on Safety and Sustainability

For 2025, 30% of the total payout under the STI program (20% Safety and 10% Sustainability) reflects the Company's ongoing commitment to safety, accountability and timely delivery of our climate and circularity goals.

Safety. In 2025, we achieved a total recordable incident rate ("TRIR") of 0.120, our lowest rate for the Company, and a process safety incident rate ("PSIR") of 0.018. We also achieved the lowest number of injuries in our history. 70 of our 94 manufacturing sites and technology centers were injury-free, and five major turnarounds were completed with no injuries. Our safety performance reflects the hard work and dedication of our employees and contractors, as well as our culture of operational excellence and accountability.

Sustainability. Under our sustainability metric, payout is based on the accomplishment of key milestones approved by the C&TD Committee. We believe that the sustainability metric incentivizes accountability and timely delivery of our climate and circularity goals. For 2025, we focused on two milestones: (1) leverage transformation projects to improve energy efficiency by 0.5% from a 2021 baseline; and (2) produce and market 235kt of recycled and renewable-based polymers in 2025.[1] Target performance levels for each milestone are summarized under "—2025 Executive Compensation Decisions in Detail— 2025 Annual Bonus Payments—Company Performance" on page 49.

Value Creation Target

In February 2025, the C&TD Committee set the incremental Value Creation target for our 2025 STI program at $1 billion recurring annual EBITDA, in line with the Company's goal of delivering $1 billion of recurring annual EBITDA by the end of 2025 under our Value Enhancement Program.[2] The Value Enhancement Program exceeded that target, delivering approximately $1.1 billion of recurring annual EBITDA in 2025.[2] Building on this momentum, management is extending the Value Enhancement Program with a new target of $1.5 billion of recurring annual EBITDA by 2028.[2] These recurring earnings are based on mid-cycle margins and operating rates, which means the full financial benefit is expected to grow as market conditions normalize.

---

[1] Includes renewable, mechanical and chemical recycling sales volumes from our CLCS and APS businesses. Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

[2] Recurring annual EBITDA for the VEP is the year-end EBITDA run rate estimate based on 2017-2019 mid-cycle margins. Value unlocked as of December 2025 is based on a 2021 baseline, while incremental value unlocked starting in 2026 is based on a 2025 baseline. See Appendix A for information about our non-GAAP financial measures.

What Guides our Program

Executive Compensation Philosophy

Our executive compensation program is designed to:

- Take into account the realities of a cyclical, commodity industry and reward differential performance
- Align the interests of management with those of our shareholders
- Encourage both short-term and long-term results
- Attract, retain, and incentivize the highest caliber team possible
- Enable us to pay high achievers above-market median compensation based on individual performance, potential, and impact to the Company's results
- Recognize and maintain the Company's market-leading position in health and safety
- Emphasize the Company's deep commitment to sustainability and continue focus on value creation

Components of Executive Compensation

Our 2025 compensation program for our executive officers, including our NEOs, is structured to incorporate the following compensation components:

	Base Salary	Short-Term Incentives	Long-Term Incentives	
	Cash	Cash	PSUs (60%)	RSUs (40%)
Timing	Annual	Annual	Three-year performance period	RSUs granted in 2024 and 2025 vest ratably over three years; RSUs granted in 2023 cliff vest after three years
Metrics	Determined when executives are hired or promoted into their position and reviewed annually. Individual performance is a key driver of any annual base salary adjustment. Increases are not guaranteed and must be approved by the C&TD Committee.	Payout from 0 to 200% of target based on individual performance (for executives other than the CEO), and company performance in: • Business results (60%) • Safety (20%) • Sustainability (10%) • Value Creation (10%)	Target value at grant is determined as a percentage of base salary. Payout from 0% to 200% of target based on relative TSR over a three-year period and FCF per share performance relative to long-range plan projections. Relative TSR measure capped at 100% if TSR is negative.	Target value at grant is determined as a percentage of base salary. Value delivered through long-term stock price performance.
Rationale	Provides competitive levels of fixed pay to attract and retain executives.	Attracts and motivates executives by aligning compensation with key annual objectives and the results that are achieved.	Links executive compensation to long-term performance through key performance metrics and stock price, balancing long-term internal targets and relative market performance.	Encourages executives to increase shareholder value over the long term and supports talent retention.
	Fixed	Performance-Based		Variable

Compensation Mix

Our executive compensation program emphasizes the alignment of pay with performance and shareholder value creation, and the mix of compensation components for our NEOs is heavily weighted toward performance-based and variable compensation. Our CEO's compensation package emphasizes performance-based and variable compensation even more than those of the other NEOs to reflect the fact that the CEO's actions have the greatest influence on the Company's overall performance. For 2025, the Total Target Direct Compensation ("TTDC") of our NEOs was as follows:


CEO
10% Base Salary
16% Target Bonus
44% PSUs
30% RSUs
90% Performance-Based or Variable
60% Performance-Based
All other NEOs
19% Base Salary
18% Target Bonus
38% PSUs
25% RSUs
81% Performance-Based or Variable
56% Performance-Based
Base Salary
Target Bonus
PSUs
RSUs

The Decision-Making Process

The C&TD Committee oversees our executive compensation program, working closely with its independent consultant to ensure the effectiveness of the program throughout the year.

Responsible Party	Primary Roles and Responsibilities
C&TD Committee *(100% independent directors)*	• Responsible for determining the compensation of our executive officers (including the NEOs) and designing our executive compensation program • With input from the Committee's independent compensation consultant, annually conducts a comprehensive analysis and assessment of our executive compensation program, including an evaluation of each component of target compensation for our executive officers, and approves TTDC for the coming year • Approves performance metrics and target performance levels for the Company's STI program and performance-based equity grants, after receiving input from management and other committees
Other Independent Members of Board of Directors	• Non-executive members of the Board, including the Chair, review and provide input on the C&TD Committee's decisions relating to the compensation of our executive officers • HSE&S Committee provides input regarding the design and payout for annual safety and sustainability performance metrics
Chief Executive Officer	• Each year, presents the C&TD Committee with recommendations regarding the compensation of each of the other executive officers (including the other NEOs). These recommendations are based on his assessment of each executive's performance, the performance of the executive's business unit or function, benchmark information, and retention risk • Provides input on the overall executive compensation program design • The C&TD Committee reviews CEO recommendations and makes adjustments as it deems appropriate. The CEO does not have any role in the Committee's determination of his own compensation
Independent Compensation Consultant *(Pearl Meyer)*	• Retained by the C&TD Committee, after assessment of the firm's independence and determining that the engagement of Pearl Meyer did not raise any conflict of interest or other concerns, to provide advice regarding executive compensation matters • Advises on the design of our executive compensation program and evolving industry practices • Provides market data and analysis regarding the competitiveness of our executive compensation program • Evaluates proposed compensation decisions and program updates • Attends regularly-scheduled meetings of the C&TD Committee and telephone conferences with members of the Committee or its Chair throughout the year to assist with the review and discussion of executive compensation matters

Competitive Positioning and Our Peer Group

Annually, the C&TD Committee reviews the TTDC for each of our executive officers, which includes base salaries, target bonuses, and the grant date value of long-term incentive awards. The Committee strives to set our NEOs' TTDC and each individual component of executive compensation near the median compensation levels of our peer group companies, while considering other factors described below. A large portion of the TTDC opportunity for our NEOs is directly tied to the achievement of financial and operational metrics that measure our performance in both absolute terms and relative to peers.

The Committee reviews publicly available financial and compensation information reported by our peer group companies (described below) and general survey data. The survey data used to inform the Committee's 2025 compensation decisions was collected from the Willis Towers Watson Executive Compensation Database. This survey data reflects a combination of general industry and chemical industry compensation for executives with responsibilities similar to those of our executives.

The Committee reviews the peer group and survey data to determine the market range and median compensation for each executive's position and then sets each executive's base salary and compensation targets for the current year. This generally involves establishing an annual bonus target and the target value of LTI awards as a percentage of base salary. Median compensation is used as a reference point for pay recommendations. Actual pay and targets vary from median based on the executive's industry experience; experience and performance in his or her role and at the Company; value of the role to the Company; internal pay parity among our executives; and any other factors the Committee deems relevant.

The compensation peer group is also used more generally when the Committee reviews our compensation program design, including the types of compensation awarded and the terms and conditions of compensation components.

Our 2025 Peer Group

The C&TD Committee conducts an annual review of the Company's executive compensation peer group to determine if any changes are necessary. In choosing our peers, the Committee involves management and uses research and advice from the Committee's independent compensation consultant and considers companies that operate in similar industries or are identified as potential competitors for business or talent, with consideration given to company size and comparability of financial, operating and business considerations.

The C&TD Committee believes the 18-company peer group below represents a reasonable balance in terms of industry mix and financial size while providing a robust set of data points for benchmarking executive pay. In September 2024, the Committee reviewed and approved continuing to use the 2024 peer group for 2025.

3M Company	Dow Inc.	Honeywell International Inc.	Phillips 66
Archer-Daniels-Midland Company	DuPont de Nemours, Inc.	International Paper Company	PPG Industries, Inc.
Caterpillar Inc.	General Dynamics Corporation	Johnson Controls International	The Sherwin-Williams Company
Cummins Inc.	HF Sinclair Corporation	Linde plc	Valero Energy Corporation
Deere & Company		Marathon Petroleum Corporation	

The 2025 peer group companies reported 2025 revenues that ranged from approximately $6.8 billion to $136.6 billion, with a median revenue of approximately $35.7 billion. In comparison, the Company's 2025 revenue was approximately $30.2 billion. The 2025 peer group was used to develop the market data and benchmarking materials that were provided to the C&TD Committee to assist with the 2025 decision-making process.

2025 Executive Compensation Decisions in Detail

The compensation of our executive officers, including our NEOs, is reviewed and approved by the C&TD Committee at the time of each executive's hiring or promotion and annually during a regularly scheduled meeting held in February. Decisions are made based on the Company's and each executive's performance in the prior year, other than with respect to PSU payouts, for which decisions are based on Company performance over a three-year period. February 2025 compensation decisions included the approval of 2025 base salaries; target values, criteria and metrics for the 2025 annual bonuses to be paid in 2026; and 2025 grants of annual long-term incentive awards, including PSUs and RSUs, as described on page 53. In February 2026, the Committee approved payout of 2025 annual bonuses and the percentage earned for the PSUs granted in 2023 with a performance period that ended December 31, 2025.

2025 Base Salaries

The table below shows the base salaries for our NEOs in 2024 and 2025. Salary changes are generally approved at the C&TD Committee's February meeting and effective on April 1. The Committee reviews market data and considers internal pay parity when making its decisions. The Committee also considers each executive's performance during the prior year, any changes in responsibilities, and the executive's time in role. The 2025 salary increases for Messrs. Vanacker, Rhenman, and Kaplan, and Ms. Foley, each effective April 1, 2025, represented annual salary adjustments to maintain market competitiveness. Mr. Izquierdo succeeded Mr. McMurray as our EVP and CFO effective as of March 1, 2025.

Name	2024 Base	2025 Base	Increase
Peter Vanacker	$ 1,450,000	$1,500,000	3.4%
Agustin Izquierdo	N/A	$ 650,000	N/A
Kimberly Foley	$ 775,000	$ 830,000	7.1%
Torkel Rhenman	$ 800,000	$ 812,000	1.5%
Jeffrey Kaplan	$ 765,900	$ 788,877	3.0%
Michael McMurray[1]	$ 879,750	$ 879,750	—

[1] Mr. McMurray retired from his position as CFO effective March 1, 2025. Mr. McMurray continued in an advisory role at the Company until March 1, 2026. For more information, please see "Potential Payments Upon Termination or Change in Control" on page 69.

2025 Annual Bonus Payments

The Company's annual bonus program rewards participants for achieving the Company's annual objectives. Under this short-term incentive, or STI, program, the C&TD Committee establishes metrics and target performance levels and sets a target bonus, determined as a percentage of base salary, for each executive. In 2025, our NEOs' target bonuses were as follows.

Name	2024 Target Bonus (% of salary)	2025 Target Bonus (% of salary)
Peter Vanacker	170%	170%
Agustin Izquierdo	N/A	90%
Kimberly Foley	100%	100%
Torkel Rhenman	100%	100%
Jeffrey Kaplan	90%	100%
Michael McMurray[1]	95%	95%

[1] Mr. McMurray retired from his position as CFO effective March 1, 2025.

The amount of target bonus earned depends on the C&TD Committee's determination of Company and individual performance under each of the STI program metrics. STI awards for 2025 were calculated in the same manner as in 2024, as set forth below.



Individual Target Bonus (as a % of salary) × { [**Company Performance (0-200%)** × **Company Performance Weighting (75%)**] (Company Performance Component) + [**Individual Performance[(1)] (0-200%)** × **Individual Performance Weighting (25%)**] (Individual Performance Component) } = **STI Payout[(2)] (as a % of salary)**

Company Performance – Payout at 67% of Target

Payout for the Company performance component of the 2025 STI award was based on achievement of target performance levels for four metrics: business results, value creation, safety performance, and sustainability, weighted as described below.

Component and weighting	Threshold	Target	Maximum	Actual Result	Payout
Business Results					
60% — **EBITDA** Performance against adjusted EBITDA budget	-15.0%	0.0%	15.0%	-20%	0%
Value Creation					
10% — **Milestones** Achievement of Value Enhancement Program targets[(3)]	$900M	$1,000M	$1,100M	$1,100M	200%
ESG					
Safety Performance (20%)					173%
TRIR (50%) Injury rate	0.286	0.190	0.096	0.120 (175%)	
PSIR (50%) Process safety incident rate	0.043	0.023	0.016	0.018 (171%)	
Sustainability (10%)					126%
Produce and market recycled and renewable-based polymers (50%) Produce and market 235kt of recycled and renewable-based polymers[(4)]	155kt	235kt	310kt	206kt (52%)	
Energy efficiency (50%) Progress energy efficiency projects to improve energy efficiency by 0.5%, relative to a 2021 baseline	0% / 0.25%	0.5%	0.75% / 1%	1.05% (200%)	
Payout	0%	100%	200%		
OVERALL PAYOUT					**67%**

(1) Mr. Vanacker's STI payouts are based entirely on Company performance. There is no individual performance component for the CEO.
(2) 15% of the total STI bonus payout will be zero during the industry downturn if the CIP target is not met. If the CIP target is met, there will be no change. The Company met the 2025 CIP target. Overall payout under the STI program will not exceed 200% of an individual's target bonus.
(3) Recurring annual EBITDA for the Value Enhancement Program is the year-end EBITDA run rate estimate based on 2017-2019 mid-cycle margins. Value unlocked as of December 2025 is based on a 2021 baseline.
(4) Includes renewable, mechanical and chemical recycling sales volumes from our CLCS and APS businesses. Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

Business Results (60%)

WHY EBITDA?

We believe that EBITDA is the financial measure that best enables shareholders to gauge our profitability and assess our business results. We determine performance under this metric by comparing EBITDA excluding identified items[1] to our annual EBITDA budget, after making certain non-discretionary adjustments at the end of the year to account for market tailwinds and headwinds. Our aim is to ensure that our compensation rewards differential rather than circumstantial performance. These adjustments are approved by the C&TD Committee to ensure they are rigorous and support the alignment of pay and performance.

Payout at 0% of target was based on 2025 EBITDA excluding identified items that came in 20% below the Company's adjusted EBITDA budget for the year. We define EBITDA as net income (loss) plus interest expense (net), provision for (benefit from) income taxes, and depreciation and amortization. Identified items include adjustments for LCM, gain or loss on sale of business, asset write-downs in excess of $10 million in aggregate for the period, Cash Improvement Plan costs, site closure costs, European transaction costs and discontinued operations. At the C&TD Committee's discretion, the Company's annual EBITDA excluding identified items may be adjusted for the impact of certain extraordinary events during the year. For 2025, the C&TD Committee approved adjustments for LIFO inventory valuation and the impact of winter weather events.

EBITDA Budget Adjustments

At its regularly scheduled November 2024 meeting, the Board reviewed the Company's annual EBITDA budget for the coming year and, the following February, approved the final annual EBITDA target. After completion of the year, and in order to ensure that our executives are compensated on the basis of differential rather than circumstantial performance, the Company's EBITDA budget may be adjusted in four primary ways. These adjustments can increase the EBITDA budget in an upcycle or lower the budget in a downturn and are used as a tool to ensure the Committee pays for actual performance, not performance due to the volatility and cyclicality of the chemicals industry, which is heavily influenced by energy prices.

Specifically, these adjustments account for (i) differences between actual market margins or spreads and budget assumptions, (ii) movements in foreign-exchange rates, the mark-to-market of certain assets (e.g., precious metals), and the same fixed cost exclusions taken into account when measuring the Company's cost performance, (iii) LIFO inventory valuation adjustments, and (iv) the budget impact of significant unanticipated events. All adjustments are reviewed and approved by the C&TD Committee and are subject to certain thresholds before an adjustment will be considered. Adjustments for actual market margins or spreads are calculated using independent third-party sources whenever available, including Chemical Market Analytics (CMA) and Phillip Townsend Associates (PTAI). No market adjustments are made for businesses that do not have market references, including our Advanced Polymer Solutions (APS) and Technology segments. In 2025, additional adjustments were made for volume, margin and fixed costs impacts related to the Texas winter freeze.

The table below summarizes the approved adjustments, both positive and negative, to the Company's 2025 EBITDA budget by segment, which collectively decreased the EBITDA budget by 26%. To avoid disclosing competitively-sensitive information, we do not provide specific details on market impacts.

Segment(s)	Description of EBITDA Budget Adjustments
Olefins & Polyolefins – Americas	Ethylene cash margin (CMA), polyethylene spread (PTAI), and polypropylene spread (PTAI)
Olefins & Polyolefins – Europe, Asia, International	EU ethylene variable margin (typical naphtha cracker), polyethylene spread (PTAI), polypropylene spread (PTAI), mark-to-market of joint ventures available-for-sale financial assets, and foreign exchange impact
Intermediates & Derivatives	U.S. methanol variable margin (CMA), styrene raw material margin (CMA), MTBE raw material margin (CMA), Mark-to-market of precious metals, and foreign exchange impact
All	Foreign-exchange rate impacts, mark-to-market adjustments, and fixed cost exclusions
Net EBITDA Budget Impact	**26%**

[1] See Appendix A for information about our non-GAAP financial measures and a reconciliation of net loss to EBITDA, including and excluding identified items. Identified items include adjustments for LCM, gain or loss on sale of business, asset write-downs in excess of $10 million in aggregate for the period, Cash Improvement Plan costs, site closure costs, European transaction costs and discontinued operations.

Value Creation (10%)

WHY VALUE CREATION?

We aim to align executive compensation with the Company's evolving strategy and vision, which focuses on capturing value, improving agility and accelerating innovation. We believe our value creation metric incentivizes employees to bring forth new financial value creating ideas and initiatives in line with our new culture.

Payout under the value creation metric is determined by the achievement of incremental EBITDA targets supporting our goal of delivering up to $1 billion in recurring annual EBITDA[1] improvement by the end of 2025. Payout at 200% of target reflects 2025 recurring annual EBITDA exit run-rate of approximately $1.1 billion, exceeding our target of $1 billion, supporting our achievement of our long-term VEP goal.[1]

Safety Performance (20%)

WHY SAFETY PERFORMANCE?

Operating in a safe, reliable manner protects our employees, our assets, and the communities in which we operate. We believe our focus on safety performance is the right thing to do, and it helps contain costs of operations and avoid operational upsets and reputational harm.

The C&TD Committee primarily considers the Company's performance in personal safety (50%) and process safety (50%) and has discretion to adjust the resulting payout to account for environmental incidents and extraordinary trends and circumstances. Personal safety is measured by the Company's total recordable incident rate ("TRIR"), calculated as the number of injuries per 200,000 hours worked. Process safety is measured by the Company's process safety incident rate ("PSIR"), which represents the number of Tier 1 incidents, as measured by the American Chemistry Council, per 200,000 hours worked. In 2025, the Company achieved TRIR of 0.120 and PSIR was 0.018, resulting in overall payout at 173% of target.

Sustainability (10%)

WHY SUSTAINABILITY?

We have set 2030 ambitions to reduce our absolute Scope 1 and 2 GHG emissions by 32% and absolute Scope 3 GHG emissions by 30%, relative to a 2020 baseline. We also set an ambition to produce and market at least 800,000 metric tons of recycled and renewable-based polymers annually by 2030.[2] We believe that the sustainability metric incentivizes accountability and timely delivery of our climate and circularity ambitions.

The C&TD Committee considers the Company's achievement of key milestones supporting our sustainability goals. For 2025, the Committee set goals to achieve certain milestones, with target (100%) performance summarized below. Payout at 126% of target reflected the Company's delivery on these goals.

Milestone	Result
Implementation of energy efficiency projects Progress energy efficiency projects to improve energy efficiency by 0.5%	**200% of target:** Completed projects improving energy efficiency by 1.05%
Recycled and renewable-based polymers Produce and market 235kt of recycled and renewable-based polymers[2]	**52% of target:** Produced and marketed 206kt of recycled and renewable-based products[2]

[1] Recurring annual EBITDA for the VEP is the year-end EBITDA run rate estimate based on 2017-2019 mid-cycle margins. Value unlocked as of December 2025 is based on a 2021 baseline. See Appendix A for information about our non-GAAP financial measures.

[2] Includes renewable, mechanical and chemical recycling sales volumes from our CLCS and APS businesses. Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

Individual Performance

The payouts awarded for the individual performance component of the NEOs' STI award reflect their individual contributions to achieving successful Company performance, whether they achieved or exceeded expectations for their respective roles, and any other significant factors during the year, such as special projects, challenges, or other performance issues. Individual performance ratings range from 0 to 200%.

Name	Individual Target Bonus		Company Performance Component				Individual Performance Component			STI Payout (as a % of salary)		STI Payout
Peter Vanacker	170%	x	67%						=	114%	$	1,708,500
Agustin Izquierdo[(1)]	90%	x	((67%	x	75%)	+	(150%	x 25%))	=	79%	$	484,825
Kimberly Foley	100%	x	((67%	x	75%)	+	(100%	x 25%))	=	75%	$	624,575
Torkel Rhenman	100%	x	((67%	x	75%)	+	(110%	x 25%))	=	78%	$	631,330
Jeffrey Kaplan	100%	x	((67%	x	75%)	+	(100%	x 25%))	=	75%	$	593,630
Michael McMurray[(2)]	95%	x	((67%	x	75%)	+	(100%	x 25%))	=	71%	$	628,911

(1) Mr. Izquierdo's STI award was pro-rated to reflect his promotion to CFO effective March 1, 2025.
(2) Mr. McMurray retired from his position as CFO effective March 1, 2025. For more information, please see "Potential Payments Upon Termination or Change in Control" on page 69.

The C&TD Committee has determined that our CEO's payout under the STI program should be directly tied to, and determined by reference to, Company performance. There was no individual performance component to Mr. Vanacker's annual STI award. The Committee's evaluation of each other NEO's individual performance is described below.

Mr. Izquierdo's 150% individual performance rating reflects his exceptional first year as CFO. He successfully transitioned into the role and quickly established credibility with both internal and external stakeholders. Internally, he rapidly rebuilt a high-performing finance organization after the departure of several key leaders. Externally, he elevated the Company's engagement with the investment community by attending seven investor conferences and conducting more than 80 investor meetings. During a challenging market environment, Mr. Izquierdo brought needed clarity to the Company's cash performance and launched the Cash Improvement Plan, renegotiated the Company's revolving credit facility and executed a new bond issuance to further preserve liquidity. Mr. Izquierdo improved transparency on both company and joint-venture performance. He continued his strong leadership presence across LYB Employee Networks.

Ms. Foley's 100% individual performance rating reflects a year of steady execution, disciplined operational leadership, and important contributions to the Company's strategic progression. She successfully executed the shutdown of the Houston refinery ahead of schedule. She also played a central role in advancing the Company's strategy to Grow and Upgrade the Core, including securing approval for and progressing several key strategic projects in Europe and the Middle East. Ms. Foley oversaw the execution of the agreement for the Company to divest four European O&P assets. Ms. Foley strengthened business performance by establishing the governance model for Connected for Value. She also advanced the Company's global positioning by partnering with CLCS, driving industrial marketing pilot projects, and supporting Asia-based growth initiatives and joint ventures. In addition, Ms. Foley represented the Company externally through investor roadshows and external speaking events.

Mr. Rhenman's 110% individual performance rating reflects his strong leadership of the Advanced Polymers Solutions (APS) segment and strong execution against financial, operational, and strategic goals. Under his direction, APS delivered significant improvements in earnings and EBITDA for the year. He also oversaw efforts that drove cash generation, exceeding plan targets through disciplined working capital actions. Mr. Rhenman led a successful cost-reduction program that produced meaningful margin improvement, positioning APS for more competitive performance. He advanced customer-centricity across the segment, as demonstrated by a significant step-up in the net promoter score and multiple customer-recognition awards. Mr. Rhenman completed the divestiture of the U.S. specialty powder business and initiated the exit from operations in Europe, focusing the portfolio on higher-return products. He also oversaw the rollout of the Lean Production System across APS, embedding more consistent processes and establishing a foundation for sustained operational excellence.

Mr. Kaplan's 100% individual performance rating reflects his effective leadership, expanded responsibilities and continuing legal, governance, and enterprise stewardship. He successfully assumed responsibility for the procurement function and partnered closely with the Chief Procurement Officer to drive a more rigorous organizational design, improve executive-level communications, and strengthen performance across the team. Mr. Kaplan also oversaw the successful completion of the Williams Tower construction and relocation project, which was delivered on time and under budget. In support of the Company's cost reduction efforts, Mr. Kaplan delivered costs below the revised CIP performance target. He continued to provide clear, effective legal support and enterprise risk management, ensuring a balanced approach that effectively integrates business partnership with sound governance oversight. Mr. Kaplan also provided excellent support to the Company's M&A and portfolio optimization objectives.

Mr. McMurray's 100% individual performance rating reflects the successful CFO transition in connection with his retirement and his continued support of the Company in his advisory position.

2025 Long-Term Incentives

2025 Grants of Awards

The long-term incentive awards granted to the NEOs in 2025 included PSUs (60%) and RSUs (40%). The allocation among these types of awards was determined by the C&TD Committee to be the most appropriate split between equity that is performance-based (PSUs) and time-based (RSUs). RSUs granted for 2023 cliff vest after three years while RSUs granted in 2024 and beyond vest ratably over a three-year period. The C&TD Committee believes this mix balances executive retention with the ability to offer partial, near-term vesting to potential executive hires.



PSUs 60%	Performance-based awards that pay out at 0 to 200% of target based on the Company's TSR over a three-year period and FCF per share relative to long-range plan projections. PSUs reward our executives if our performance over the period compares favorably to peers and expectations.
RSUs 40%	Time-based awards that vest ratably over three years. RSUs provide retention value and encourage executives to consider the Company's long-term success, strengthening the alignment between their interests and those of our shareholders.

The value of long-term incentive awards granted to the NEOs is determined as a percentage of base salary. The C&TD Committee reviews the target awards annually and recommends changes based on the executive's time and experience in the position, changes in job responsibilities, and market data.

Name	2024 Target (% of base salary)	Total Value of 2024 LTI Awards	2025 Target (% of base salary)	Total Value of 2025 LTI Awards
Peter Vanacker	759%	$ 11,000,000	733%	$ 11,000,000
Agustin Izquierdo	N/A	N/A	250%	$ 1,625,000
Kimberly Foley	310%	$ 2,402,500	310%	$ 2,573,000
Torkel Rhenman	310%	$ 2,480,000	310%	$ 2,517,200
Jeffrey Kaplan	300%	$ 2,297,700	300%	$ 2,366,631
Michael McMurray[1]	400%	$ 3,519,000	400%	$ 3,519,000

[1] Mr. McMurray stepped down from his position as CFO effective March 1, 2025 and retired from the Company effective March 1, 2026. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.

For a description of the vesting and forfeiture of LTI awards upon termination, please see "Potential Payments Upon Termination or Change in Control" on page 69.

2025 Grants of PSUs With a Performance Period Ending December 31, 2027 (60%)

60% of the value of our NEOs' annual equity award in 2025 was granted in the form of PSUs. The number of units awarded was determined by dividing that dollar amount by the fair market value of our stock on the grant date, based on the average closing price of the Company's shares over the 20 trading days prior to the date of grant. PSUs accrue dividend equivalents during the performance period, which will be converted to additional units using the closing stock price as of the end of the performance period on December 31, 2027. Each unit deemed to be earned on the basis of Company performance will pay out in one share of the Company's common stock after the performance period concludes.

The number of 2025 PSUs earned will depend 50% on the Company's TSR over the performance period as compared to selected industry peers and 50% on FCF per share as compared to long-range plan projections. We believe use of relative TSR as a metric for performance provides transparency for shareholders and our executives, rewards our executives if we out-perform our peers, and promotes executive accountability to, and alignment with, our shareholders. Likewise, we believe use of FCF per share as a second metric to our PSUs also provides an important measure of performance and rewards our executives for their ability to generate cash from business operations, which is key to our ability to fund growth projects, repay debt, and return capital to shareholders. For further alignment with shareholder interests, the terms of the PSUs provide that no payout will be earned under the FCF per share metric for any year in the performance cycle in which the Company's quarterly dividend is not paid.

TSR Rank Metric

To determine payout under the relative TSR metric, the C&TD Committee compares TSR for the entire three-year performance period, using a 20-day closing average stock price at the beginning and the end of the period and assuming all dividends are reinvested. As shown below, payout will range from 0 to 200% of target. There is no payout for TSR in the bottom quartile of the peer group. If the Company's TSR is negative for the performance period, the TSR-related portion of the payout will be capped at 100% of the target amount.

	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Positive TSR Payout	200%	200%	200%	200%	194%	182%	159%	136%	112%	94%	82%	71%	59%	—	—	—	—

The companies that are used as comparators in determining our relative TSR performance (shown below) are sixteen of the Company's primary competitors, either directly or for investment dollars, in the chemicals industry. For 2025, the TSR peer group was adjusted to remove Covestro AG due to its acquisition by ADNOC in December 2025. Otherwise, the C&TD Committee maintained the same TSR peer group as used for the 2024 PSUs, focused on companies both within and outside of the S&P 500 Chemicals Index with business models most similar to that of the Company. The C&TD Committee has provided for adjustments to the peer group in the event of bankruptcies, acquisitions, or going-private transactions involving any of the peers during the performance period.

2025 PSUs - TSR Peer Group Companies

Akzo Nobel N.V.	Dow Inc.	FMC Corporation	PPG Industries, Inc.
Arkema S.A.	DuPont de Nemours, Inc.	Huntsman Corporation	RPM International Inc.
BASF SE	Eastman Chemical Company	Methanex Corporation	Shin-Etsu Chemical Co., Ltd.
Celanese Corporation	Evonik Industries A.G.	Olin Corporation	Westlake Corporation

Free Cash Flow per Share Metric

To determine payout under the FCF per share metric, the C&TD Committee will compare the Company's average annual FCF per share during the performance cycle to the expected average annual FCF per share during the period. We define FCF per share as (i) cash flow from operating activities less capital expenditures for the year divided by (ii) the number of weighted average shares outstanding for the year.

Target FCF per share for the 2025 PSUs, which would result in 100% payout for the metric, was set by the C&TD Committee at the beginning of the performance cycle based on a reasonably-achievable level of performance as determined by the Company's long-range plan projections. While the Company believes disclosing specific targets during an ongoing performance period would result in competitive harm, the targets will be disclosed along with performance achievement after the performance period has ended and the awards are earned. As shown below, maximum payout of 200% for the metric is awarded if realized FCF per share is equal to or greater than 135% of target, representing a stretch goal that can be achieved only in the event of outstanding performance. There is no payout if realized FCF per share is less than 75% of target. No payout will be earned under the FCF per share metric for any year in the performance cycle in which the Company's quarterly dividend is not paid. Actual payout will be interpolated between data points.

FCF per Share (% of Target)	≥ 135%	130%	125%	120%	115%	110%	95-105%	90%	85%	80%	75%	< 75%
Payout	200%	183%	167%	150%	133%	117%	100%	88%	75%	63%	50%	—

2025 Grants of RSUs (40%)

In 2025, each of our NEOs received a number of RSUs calculated by dividing 40% of the dollar amount of his LTI target by the fair market value of the Company's shares, based on the average closing price of the Company's shares over the 20 trading days prior to the date of grant. The 2025 RSU grants vest ratably over three years.

Upon vesting, holders of RSUs receive one share of the Company's common stock for each RSU. RSU holders also receive cash dividend equivalents on their units throughout the vesting period.

Payout of 2023 PSUs with a Performance Period Ended December 31, 2025

Each of our NEOs received a PSU award with a performance period that ended December 31, 2025. Payout of these PSUs is determined based 50% on the Company's TSR relative to our peers over the performance period and 50% on the Company's FCF per share relative to long-range plan projections. Payout under the TSR metric is capped at 100% if TSR is negative. At its meeting in February 2026, the C&TD Committee determined that 25% had been earned under the 2023 PSUs, reflecting 50% payout under the TSR metric because the Company's TSR was negative and fell in the lower half of selected peers, and no payout under the FCF per share metric because the Company's FCF per share fell well below the target set by our C&TD Committee due to the challenging market environment in 2025.

While the Company believes disclosing specific targets during an ongoing performance period would result in competitive harm, the performance period for the 2023 PSUs ended December 31, 2025. TSR and FCF per share targets for the 2023 PSUs are disclosed below, along with performance results.

TSR Rank Metric

Actual Result: -41.85%

Rank	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Peer Group TSR (%)	39.78	34.41	26.08	24.99	11.03	1.15	-5.30	-15.09	-20.33	-31.76	-33.79	-34.96	-41.85	-42.17	-50.81	-61.85	-62.82	-88.23
Payout(%)	100	100	100	100	100	95	90	85	80	75	70	60	50	40	—	—	—	—

Free Cash Flow per Share Metric

Actual Result: $5.82

FCF per Share Target($)	≥ 11.50	11.09	10.65	10.22	9.80	9.37	8.52	7.67	7.24	6.82	6.39	< 6.39
Payout (%)	200	183	167	150	133	117	100	88	75	63	50	—

Additional Information Concerning Executive Compensation

Share Ownership and Holding Requirements

The Company's Share Ownership Guidelines require executives to achieve an ownership of Company shares that is valued at a percentage of their respective base salaries. Executives are expected to meet or exceed the guidelines within five years of their hiring or promotion into their role. They may not sell shares unless and until these ownership levels have been met and then only shares in excess of the required levels may be sold. Under the guidelines, only shares beneficially owned and RSUs count toward meeting the ownership thresholds. Performance awards, stock options, and dividend equivalents are not counted.

We determine compliance with our Share Ownership Guidelines on a quarterly basis. The number of shares held by each of our NEOs as a multiple of base salary as of December 31, 2025 is set forth below. Mr. Izquierdo is still within the five-year transition period for attaining the required ownership. Mr. McMurray is no longer subject to the Share Ownership Guidelines following his departure as CFO on March 1, 2025.

Name	Required Ownership as a Multiple of Base Salary	Shares held as a Multiple of Base Salary	Complies or Within 5-Year Transition Period
Peter Vanacker	6x	6.2x	☑
Agustin Izquierdo	4x	1.3x	☑
Kimberly Foley	3x	4.7x	☑
Torkel Rhenman	3x	6.8x	☑
Jeffrey Kaplan	3x	6.3x	☑

Clawbacks

Under the Company's clawback policy, a copy of which is attached to our 2025 Annual Report on Form 10-K in accordance with SEC rules, the C&TD Committee can elect to recover annual bonus or equity compensation from any executive determined to have engaged in misconduct that increased the value of the compensation he or she received. Annual bonus compensation may be recovered if an executive engages in misconduct, including any act or failure to act causing a violation of law, Company policies, or GAAP, whether or not such misconduct affected the calculation of his or her bonus compensation. In accordance with SEC rules and NYSE listing standards, our clawback policy also allows the Company to recover incentive-based compensation erroneously received by current or former executive officers after an accounting restatement. In addition to the clawback policy applicable to all incentive-based compensation, all time-based RSUs include recoupment provisions triggered in the event of executive misconduct or breach of restrictive covenant obligations.

Hedging and Pledging Policies

All of our executive officers, including our NEOs, are subject to our Policy Prohibiting Insider Trading. Under this policy, executives may not purchase, sell or write options on LYB shares, engage in short sales, or participate in any other derivative or short-term purchase or sale transactions that would enable them to hedge the economic risk of their share ownership. Additionally, our executives are prohibited from pledging LYB shares as collateral for personal loans or other obligations, including holding shares in a brokerage margin account. These restrictions extend to executives' immediate family members and certain related entities and are intended to keep our executives' interests aligned with the long-term interests of the Company and our shareholders.

- **No hedging**
- **No short sales**
- **No pledging**
- **No margin accounts**

Grant Practices Specific to Stock Options

We do not currently grant stock options as part of our equity compensation programs. If stock options were to be granted in the future, LYB would not grant such options in anticipation of the release of material non-public information that is likely to result in changes to the price of our common stock, and would not time the public release of such information based on stock option grant dates. In 2025, none of our NEOs were awarded stock options.

Perquisites and Other Benefits

Our NEOs receive the same benefits generally provided to all of our employees, which include vacation allowances, Company matching under our 401(k) plan, Company contributions to our defined benefit pension plan, and health and welfare benefits. The perquisites received by our executives that are not offered to all employees include:

- Annual executive physical.
- Financial, tax, and estate planning — The Company will reimburse approximately $15,000 of expenses.
- Matching under the U.S. Deferral Plan — The Company makes contributions to the U.S. Deferral Plan for amounts that exceed the IRS base salary limits on matching under our 401(k) plan and contributions to our defined benefit pension plan. The value of the contributions is 11% for all base salary compensation in excess of the IRS limits.

From time to time, the Company provides other benefits to our executives that are intended for business purposes, including tax equalization payments, limited personal use of private aircraft or accompanying spouse travel, relocation benefits, and the payment of business club memberships or dues.

Tax equalization payments are designed to make executives whole if they incur income tax in jurisdictions other than their country and/or state of residence. For example, executives may travel to other jurisdictions on Company business and may be taxed based on days worked in those jurisdictions. If, and only to the extent, those additional taxes cannot be offset against the executive's regular income tax liability (such as in the form of credits), the Company will reimburse an amount sufficient to make the executive's tax liability equal to the full income tax for his jurisdiction of residence only.

The Company has agreements with Flexjet, LLC for a fractional ownership interest in and use of private aircraft. The primary use of the Flexjet aircraft is for business purposes, with limited personal use when adjacent to business purposes. From time to time, spouses, family members or personal guests may accompany our executive officers on Flexjet aircraft. The Company may also pay or reimburse the cost of occasional spouse travel related to business trips. When approved travel of a family member or guest is imputed as income to the executive officer, we reimburse the additional income tax incurred, as applicable. During 2025, Mr. Vanacker had flights that were considered taxable. The imputed income will be reported and taxed in 2026 with no tax reimbursements for these specific flights.

Taxes

Section 162(m) of the U.S. Internal Revenue Code limits the deductibility of compensation paid to certain executives, including our CEO, CFO, and our three other most highly compensated officers, to $1 million annually. Historically, the deduction limit did not apply to certain performance-based compensation, and we took Section 162(m) and the deductibility of compensation, among other factors, into consideration in structuring our annual bonuses and certain long-term incentive awards.

The C&TD Committee will continue to consider tax implications (including the lack of deductibility under section 162(m)) among other relevant factors in designing and implementing our executive compensation programs. We will continue to monitor taxation, applicable incentives, standard practice in our industry, and other factors and adjust our executive compensation programs as needed.

Compensation Committee Report

The Compensation and Talent Development Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation and Talent Development Committee

Albert Manifold, *Chair*
Anthony Chase
Rita Griffin
Virginia Kamsky

Compensation Tables

Summary Compensation Table

The following table sets forth information with respect to the compensation of our NEOs for the years ended December 31, 2025, 2024, and 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value[5] ($)	All Other Compensation[6] ($)	Total ($)
Peter Vanacker Chief Executive Officer	2025	1,486,539	—	11,846,184	—	1,708,500	20,693	515,529	15,577,445
	2024	1,450,000	—	12,586,300	—	2,563,600	18,836	399,728	17,018,464
	2023	1,437,500	—	8,978,151	2,664,298	2,946,400	16,479	503,366	16,546,194
Agustin Izquierdo Executive Vice President and Chief Financial Officer	2025	606,731	—	1,750,032	—	484,825	17,902	83,716	2,943,206
Kimberly Foley Executive Vice President Olefins & Polyolefins	2025	816,039	—	2,770,990	—	624,575	62,161	89,726	4,363,491
	2024	762,308	—	2,749,013	—	895,125	76,385	86,811	4,569,642
Torkel Rhenman Executive Vice President Advanced Polymer Solutions	2025	808,954	—	2,710,938	—	631,330	23,405	71,485	4,246,112
	2024	800,000	—	2,837,771	—	804,000	21,763	84,602	4,548,136
	2023	798,275	—	2,024,259	600,685	894,900	20,740	91,436	4,430,295
Jeffrey Kaplan Executive Vice President General Counsel and Procurement	2025	783,044	—	2,548,795	—	593,630	34,608	105,472	4,065,549
	2024	761,517	—	2,629,192	—	796,153	32,274	101,743	4,320,879
	2023	734,000	—	1,751,648	519,783	884,115	34,149	104,545	4,028,240
Michael McMurray[1] Former Executive Vice President and Chief Financial Officer	2025	879,750	—	3,789,766	—	628,911	23,097	102,024	5,423,548
	2024	872,313	—	4,026,506	—	1,027,988	21,202	120,687	6,068,696
	2023	843,500	—	2,775,140	823,520	1,132,519	19,924	102,024	5,696,627

[1] Mr. McMurray retired from his position as CFO effective March 1, 2025. Mr. McMurray continued in an advisory role at the Company until March 1, 2026. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.

(2) Stock awards granted to NEOs in 2023, 2024 and 2025 include RSUs and PSUs. The RSUs are granted under the LyondellBasell Industries Long Term Incentive Plan (the "LTIP") and entitle the recipient to an equal number of shares of the Company's stock when the RSUs vest. RSUs granted in 2023 and earlier cliff vest after three years from the date of grant. RSUs granted in 2024 and beyond vest ratably over three years. RSUs receive cash dividend equivalents at the same time dividends are paid on the Company's stock. Amounts included in the table are the aggregate grant date fair values of the awards calculated in accordance with ASC 718. The PSUs are also granted under the LTIP. The PSUs entitle the recipient to a number of shares of the Company's common stock equal to the number of units, multiplied by an earned percentage that can range from 0 to 200% of the targeted number of units based on Company performance. The PSUs accrue dividend equivalents during the performance period in the form of additional units. See Note 17 to the Company's Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Annual Report") for a discussion of the calculation of the fair value of the awards. The PSUs for the three-year performance periods ended December 31, 2023, 2024, and 2025 paid out at 200%, 79% and 25%, respectively.

Annual grants of RSUs and PSUs are made at the first regularly scheduled C&TD Committee meeting of the calendar year. The following is the aggregate grant date fair value of the PSUs granted in 2025 if we assumed the maximum amounts (200% of target) will be earned: Peter Vanacker - $14,996,377; Agustin Izquierdo - $2,215,379; Kimberly Foley - $3,507,879; Torkel Rhenman - $3,431,849; Jeffrey Kaplan - $3,226,564; and Michael McMurray - $4,797,539.

(3) No stock options were granted in 2025. For 2023 and earlier, stock options were granted under the LTIP, and annual awards were made at the first regularly scheduled C&TD Committee meeting of the applicable calendar year. The stock options vest ratably over a three-year period beginning with the first anniversary of the date of grant and expire after ten years, except in the case of Mr. McMurray, whose outstanding and unexercised stock options will be exercisable for a period until the earlier of (i) the original expiration date or (ii) March 1, 2031. The amounts shown are the fair values of the stock options on the date of grant, in accordance with ASC 718. The fair values of stock options were calculated using the Black-Scholes option-pricing model. We use the Black-Scholes formula to calculate an assumed value of the options for compensation expense purposes; because the formula uses assumptions, the fair values calculated are not necessarily indicative of the actual values of the stock options.

(4) Amounts of Non-Equity Incentive Plan Compensation in 2025 include the annual bonuses paid out in March 2026 for performance during 2025.

(5) Amounts include changes during 2025 in the actuarial present values of benefits under the LyondellBasell Retirement Plan. The changes are calculated based on the difference between the total benefit actuarially reduced from age 65 to current age and the present value of the benefits under the plan. See the "Pension Benefits" table on page 67 for more information.

(6) Amounts included in "All Other Compensation" for 2025 in the table above include the following (amounts in dollars):

Name	Matching 401(k) Contributions[a] ($)	Matching Deferral Plan Contributions[b] ($)	Personal Use of Aircraft[c] ($)	Other[d] ($)	Total ($)
Peter Vanacker	21,000	125,019	339,980	29,530	515,529
Agustin Izquierdo	21,000	28,240	—	34,476	83,716
Kimberly Foley	21,000	51,264	—	17,462	89,726
Torkel Rhenman	21,000	50,485	—	—	71,485
Jeffrey Kaplan	21,000	47,635	—	36,837	105,472
Michael McMurray	21,000	58,273	—	22,751	102,024

(a) Includes Company matching contributions to each NEO's 401(k).

(b) Includes Company contributions under the Company's U.S. Senior Management Deferral Plan. See the "Non-Qualified Deferred Compensation in 2025" table on page 68 for more information.

(c) Represents the approximate incremental cost to the Company for the personal use of Company aircraft by the NEO's spouse or personal guest in 2025 or the payment or reimbursement of commercial spouse travel related to business trips, as well as reimbursement of additional income tax incurred by the NEO when the cost of such travel is imputed as income. Approximate incremental cost for travel on Company aircraft has been determined based on the total trip charge for each flight segment divided by the total number of passengers traveling on that segment.

(d) Includes executive physicals; payment of professional fees for tax filings; financial planning allowances; and business club memberships and dues. None of these amounts individually exceeded the greater of $25,000 or 10% of the total amount of other compensation for the NEO in 2025.

Grants of Plan-Based Awards

Name	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]		Estimated Future Payouts Under Equity Incentive Plan Awards[3]		All Other Stock Awards: Number of Shares of Stock or Units[4]	Grant Date Fair Value of Stock Awards ($)[5]
		Target ($)	Max. ($)	Target (#)	Max. (#)		
Peter Vanacker	2/27/2025	2,550,000	5,100,000	—	—	—	—
	2/27/2025	—	—	85,826	171,652	—	7,498,188
	2/27/2025	—	—	—	—	57,218	4,347,996
Agustin Izquierdo	2/27/2025	552,945	1,105,890	—	—	—	—
	2/27/2025	—	—	12,679	25,358	—	1,107,689
	2/27/2025	—	—	—	—	8,453	642,343
Kimberly Foley	2/27/2025	830,000	1,660,000	—	—	—	—
	2/27/2025	—	—	20,076	40,152	—	1,753,940
	2/27/2025	—	—	—	—	13,384	1,017,050
Torkel Rhenman	2/27/2025	812,000	1,624,000	—	—	—	—
	2/27/2025	—	—	19,641	39,282	—	1,715,925
	2/27/2025	—	—	—	—	13,094	995,013
Jeffrey Kaplan	2/27/2025	788,877	1,577,754	—	—	—	—
	2/27/2025	—	—	18,466	36,932	—	1,613,282
	2/27/2025	—	—	—	—	12,311	935,513
Michael McMurray[6]	2/27/2025	835,763	1,671,525	—	—	—	—
	2/27/2025	—	—	27,457	54,914	—	2,398,769
	2/27/2025	—	—	—	—	18,305	1,390,997

[1] The grant date of February 27, 2025 is the date of the first regularly-scheduled Board meeting that follows the first regularly-scheduled C&TD Committee meeting of the calendar year when annual grants are made.

[2] The awards shown are the estimated possible payouts of the NEOs' annual bonus payments for performance in 2025. Actual bonus (STI) payments for 2025 are shown in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation." The NEOs' target bonuses are a percentage of base salary. The maximum shown in the table is the maximum amount that can be earned under the terms of the STI plan, which is 200% of target. Each performance measure is assessed and weighted, and payments can range from 0 — 200% of target.

[3] These awards represent PSUs granted in 2025, which are earned over a three-year performance period ending December 31, 2027, with payouts, if any, in the first quarter of 2028. The performance criterion for the PSUs is assessed, and payments can range from 0 — 200% of the target award, which is settled in shares. These awards accrue dividend equivalents during the performance period in the form of additional units.

[4] These awards represent RSUs awarded on February 27, 2025, which will vest ratably over a three-year period beginning on the grant date. RSU holders are entitled to receive cash dividend equivalents.

[5] The grant date fair value of the PSUs granted on February 27, 2025 reflects two components: the TSR-based portion (50% of the award), which was valued using a Monte Carlo valuation at $98.74, and the FCF-based portion (50% of the award), which was valued using the grant-date fair value of $75.99. The grant date fair value of RSUs granted on February 27, 2025 was $75.99.

[6] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.

Outstanding Equity Awards at December 31, 2025

Name	Option Awards				Stock Awards		Equity Incentive Plan Awards	
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2]	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Number of Unearned Shares, Units, or Other Rights That Have Not Vested[4]	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[3] ($)
Peter Vanacker	96,191	—	101.51	5/23/2032	116,241	5,033,235	155,154	6,718,168
	71,420	35,709	94.65	2/23/2033	—	—	—	—
Agustin Izquierdo	1,072	535	94.65	2/23/2033	9,725	421,093	14,590	631,747
Kimberly Foley	2,433	—	103.89	2/21/2028	25,680	1,111,944	35,218	1,524,939
	1,707	—	78.15	2/20/2030	—	—	—	—
	434	—	57.32	8/1/2030	—	—	—	—
	7,540	—	99.21	2/25/2031	—	—	—	—
	8,671	—	89.26	2/24/2032	—	—	—	—
	3,331	—	77.80	10/15/2032	—	—	—	—
	14,090	7,044	94.65	2/23/2033	—	—	—	—
Torkel Rhenman	10,666	—	80.68	7/15/2029	26,401	1,143,163	35,272	1,527,278
	38,402	—	78.15	2/20/2030	—	—	—	—
	30,707	—	99.21	2/25/2031	—	—	—	—
	23,605	—	89.26	2/24/2032	—	—	—	—
	16,102	8,051	94.65	2/23/2033	—	—	—	—
Jeffrey Kaplan	14,304	—	87.49	2/16/2027	24,251	1,050,068	32,948	1,426,648
	16,396	—	103.89	2/21/2028	—	—	—	—
	25,948	—	99.21	2/25/2031	—	—	—	—
	20,600	—	89.26	2/24/2032	—	—	—	—
	13,934	6,966	94.65	2/23/2033	—	—	—	—
Michael McMurray	103,306	—	92.17	11/5/2029	36,881	1,596,947	49,636	2,149,239
	36,461	—	99.21	2/25/2031	—	—	—	—
	28,612	—	89.26	3/1/2031	—	—	—	—
	22,076	11,037	94.65	3/1/2031	—	—	—	—


[1] No stock options were granted in 2024 and 2025. The vesting schedules of the unexercisable stock options are shown below:

Name	Total Unvested Stock Options	Exercise Price[a] ($)	2026 Vesting Details
Peter Vanacker	35,709	94.65	35,709 vesting on February 23, 2026
Agustin Izquierdo	535	94.65	535 vesting on February 23, 2026
Kimberly Foley	7,044	94.65	7,044 vesting on February 23, 2026
Torkel Rhenman	8,051	94.65	8,051 vesting on February 23, 2026
Jeffrey Kaplan	6,966	94.65	6,966 vesting on February 23, 2026
Michael McMurray[b]	11,037	94.65	11,037 vesting on February 23, 2026

[a] The exercise price of all options is equal to the fair market value on the date of grant. The fair market value of all outstanding vested and unvested stock options as of June 13, 2022 was adjusted as a result of the special dividend paid in 2022. All stock options included in the table vest in three increments over a three-year period beginning on the first anniversary of the date of grant and expire ten years after the date of grant, except in the case of Mr. McMurray, whose outstanding and unexercised stock options will be exercisable for a period until the earlier of (i) the original expiration date or (ii) March 1, 2031.

[b] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.

[2] Includes RSUs for each of the NEOs, the vesting schedules for which are shown below:

Name	Total Unvested RSUs	Vesting Schedule
Peter Vanacker	116,241	28,211 vesting on 2/23/2026
		15,406 vesting on 2/22/2026
		15,406 vesting on 2/22/2027
		19,074 vesting on 2/27/2026
		19,072 vesting on 2/27/2027
		19,072 vesting on 2/27/2028
Agustin Izquierdo	9,725	424 vesting on 2/23/2026
		242 vesting on 2/22/2026
		242 vesting on 2/22/2027
		182 vesting on 4/15/2026
		182 vesting on 4/15/2027
		2,819 vesting on 2/27/2026
		2,817 vesting on 2/27/2027
		2,817 vesting on 2/27/2028
Kimberly Foley	25,680	5,566 vesting on 2/23/2026
		3,365 vesting on 2/22/2026
		3,365 vesting on 2/22/2027
		4,462 vesting on 2/27/2026
		4,461 vesting on 2/27/2027
		4,461 vesting on 2/27/2028
Torkel Rhenman	26,401	6,361 vesting on 2/23/2026
		3,473 vesting on 2/22/2026
		3,473 vesting on 2/22/2027
		4,366 vesting on 2/27/2026
		4,364 vesting on 2/27/2027
		4,364 vesting on 2/27/2028
Jeffrey Kaplan	24,251	5,504 vesting on 2/23/2026
		3,218 vesting on 2/22/2026
		3,218 vesting on 2/22/2027
		4,105 vesting on 2/27/2026
		4,103 vesting on 2/27/2027
		4,103 vesting on 2/27/2028
Michael McMurray[a]	36,881	8,720 vesting on 2/23/2026
		4,928 vesting on 2/22/2026
		4,928 vesting on 2/22/2027
		6,103 vesting on 2/27/2026
		6,101 vesting on 2/27/2027
		6,101 vesting on 2/27/2028

[a] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.

[3] Dollar values are based on the closing price of $43.30 of the Company's shares on the NYSE on December 31, 2025.


(4) Includes PSUs granted in 2024 and 2025 with three-year performance periods ending December 31, 2026 and December 31, 2027, respectively. We have included the target number of PSUs, although payouts on PSUs are made after the Company's financial results for the performance period are reported and the C&TD Committee determines achievement of performance goals and corresponding vesting, typically in mid to late February of the following year. The PSUs for the 2023-2025 performance period are not included in the table as they are considered earned as of December 31, 2025 for proxy disclosure purposes; those PSUs paid out at 25% and are included in the "Option Exercises and Stock Vested" table below. The PSUs in the table above include:

	PSUs with Three-Year Performance Period Ending December 31,	
Name	2026	2027
Peter Vanacker	69,328	85,826
Agustin Izquierdo	1,911	12,679
Kimberly Foley	15,142	20,076
Torkel Rhenman	15,631	19,641
Jeffrey Kaplan	14,482	18,466
Michael McMurray[a]	22,179	27,457

(a) Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.


Option Exercises and Stock Vested

	Option Awards		Stock Awards[2]	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Peter Vanacker	—	—	57,747	3,559,194
Agustin Izquierdo	—	—	5,456	260,040
Kimberly Foley	—	—	10,229	681,833
Torkel Rhenman	—	—	13,775	971,327
Jeffrey Kaplan	—	—	12,177	860,295
Michael McMurray	—	—	18,103	1,271,122

[1] The value realized on option exercise represents the difference between the option exercise price and the market price of the LYB shares when exercised.

[2] Includes RSUs that vested in 2025 and PSUs granted in 2023 with a performance period ended December 31, 2025. The C&TD Committee reviewed the achievement of performance goals for the PSUs granted in 2023, with a performance period ended December 31, 2025 in February 2026 and determined that 25% payout was earned. The number of shares acquired on vesting for both RSUs and PSUs is the gross number of shares for all NEOs, although we withhold shares in payment of minimum statutory withholding taxes when the awards vest. The value realized for RSUs is the number of gross shares vested multiplied by the market price on the date the restrictions lapsed. The value realized for PSUs is the number of gross shares vested multiplied by the market price on the date the C&TD Committee determined the earned percentage of shares for the PSUs. The table below shows the gross number of shares that vested under RSUs and PSUs for each of the NEOs in 2025.

Name	RSUs Vested in 2025	PSUs Earned for Performance Period Ending December 31, 2025
Peter Vanacker	38,539	19,208
Agustin Izquierdo	5,167	289
Kimberly Foley	6,439	3,790
Torkel Rhenman	9,445	4,330
Jeffrey Kaplan	8,429	3,748
Michael McMurray	12,166	5,937

Pension Benefits

Name	Plan Name	Number of Years Credited Service[1]	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Peter Vanacker	LyondellBasell Pension Plan	4	69,555	—
Agustin Izquierdo	LyondellBasell Pension Plan	3	51,263	—
Kimberly Foley	LyondellBasell Pension Plan	28	692,356	—
Torkel Rhenman	LyondellBasell Pension Plan	6	120,703	—
Jeffrey Kaplan	LyondellBasell Pension Plan	16	273,651	—
Michael McMurray[2]	LyondellBasell Pension Plan	6	109,064	—

[1] The amounts shown in the table are the actuarial present value of each participant's accumulated benefits as of December 31, 2025, calculated on the same basis as used in Note 16 to our Consolidated Financial Statements in the 2025 Annual Report, with the exception that each participant was assumed to continue to be actively employed by us until age 65 (earliest unreduced retirement age) and immediately commence his benefit at that time.

[2] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's pension benefits upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.

The LyondellBasell Retirement Plan is a U.S. qualified defined benefit pension plan that provides pension benefits under a cash balance formula that defines participants' accrued benefits in terms of a notional cash account balance. Eligible employees become participants immediately upon employment and are fully vested upon the earliest of (i) three years of service, (ii) death, or (iii) reaching age 65. The notional account balance for each participant comprises a pay credit of 5% and interest credits, each of which are accumulated at the end of each quarter. Pay credits are based on quarterly base pay, as limited by the Internal Revenue Code, and interest credits are based on the 5th, 4th, and 3rd monthly-determined 30-year treasury rates before the start of that quarter. Benefits under the plan are payable upon separation from the Company.

Non-Qualified Deferred Compensation in 2025

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[1][2] ($)	Aggregate Earnings in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions[4] ($)	Aggregate Balance at Last Fiscal Year End[5] ($)
Peter Vanacker	256,360	125,019	110,150	—	968,058
Agustin Izquierdo	—	28,240	596	—	32,938
Kimberly Foley	—	51,264	24,561	—	241,624
Torkel Rhenman	—	50,485	62,093	—	447,830
Jeffrey Kaplan	—	47,635	90,101	—	668,809
Michael McMurray	—	58,273	79,854	—	841,135

[1] The Company maintains a U.S. Senior Management Deferral Plan that allows executives to defer up to 50% of their base salary and up to 100% of their annual bonus and equity grants ("eligible pay") for payment at a future date. Funds deferred under this plan are allocated into notional accounts that mirror selected investment funds in our 401(k) plans, though the deferred funds are not actually invested and the Company may use separate assets to fund the benefit.

[2] Company contributions to the executives' Deferral Plan accounts are included in "All Other Compensation," but not "Salary," in the Summary Compensation Table on page 59. The Deferral Plan provides for Company contributions for that portion of pay that cannot be taken into account for matching contributions or accruals under the Company's 401(k) plan and defined benefit pension plan due to IRS limits. The eligibility for Company contributions begins in the Deferral Plan once the employee's salary has reached the IRS limits for those plans; actual contributions by the Company are made as of February 15 of the next calendar year. The Company's contribution occurs regardless of whether the employee has contributed any amounts under the Deferral Plan or 401(k) plan. Eligible employees must be employed as of February 15 in order to receive the Company contribution.

[3] Earnings on these accounts are not included in any other amounts in the tables included in this proxy statement, as the amounts of the NEOs' earnings represent the general market gains on investments and are not amounts or rates set by the Company for the benefit of the NEOs.

[4] Accounts are distributed as either a lump sum payment or in annual installments upon termination of employment. Special circumstances may allow for a modified distribution in the event of the employee's death, an unforeseen emergency, or upon a change-in-control of the Company. In the event of death, distribution will be made to the designated beneficiary in the form previously elected by the executive. In the event of an unforeseen emergency, the plan administrator may allow an early payment in the amount required to satisfy the emergency. All participants are immediately 100% vested in all of their contributions, Company contributions, and gains and/or losses related to their notional investment choices.

[5] The balance as of the last year includes the Company contributions made in respect of the NEOs' 2025 earnings, although amounts were not credited to the accounts for continuing NEOs until February 2026. The balance also includes contributions made by the employee as explained in footnote 1 above.

Potential Payments Upon Termination or Change in Control

Our NEOs participate in our Executive Severance Program, which provides for severance payments in certain events of termination of employment, provided the executive executes a release in favor of the Company. Under the terms of the Company's Executive Severance Plan, in the event of a termination by an NEO for Good Reason or by the Company without Cause, such NEO will receive a lump sum payment equal to (1) the sum of the NEO's base salary and target annual bonus amount for the preceding year (except the CEO, who will receive two times such sum), plus (2) an amount equal to the cost of 18 months of continuation coverage premiums for medical coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, at the subsidized rates that active employees pay to effectuate similar coverage in effect on the termination date. In the event that an NEO experiences a qualified terminated within two years of a change of control, the NEO will receive a one-time payment equal to two times the sum of his or her base salary plus target annual bonus (except the CEO, who will receive three times such sum). In each case, such NEO will also continue to receive subsidized coverage at active employee rates under the Company's life insurance plan for 18 months following the date of termination, if permissible, and will receive outplacement assistance with a provider designated by the Company.

Under the terms of the Company's STI program, all NEOs will receive pro rata annual bonus payments in the event of retirement, termination of employment due to death or disability or termination without Cause, payable following certification of payout under the STI program the following year. Additionally, under the terms of our LTIP and equity award agreements, our NEOs will receive accelerated or pro-rated vesting of their equity awards upon a qualified termination within one year of the change in control. The Company believes that this "double trigger" is appropriate because it ensures our executives do not have conflicts in the event of a change in control and also avoids windfalls for any employees whose employment with the Company or its successors continues following such an event. The treatment of the equity awards for the NEOs is the same as for all other employees who receive equity awards.

"Cause" and "Good Reason" are defined in the Company's Executive Severance Plan as follows:

- **"Cause"** means (i) the executive's continued failure (except where due to physical or mental incapacity) to substantially perform his or her duties; (ii) the executive's intentional misconduct or gross neglect in the performance of his or her duties; (iii) the executive's conviction of, or plea of guilty or nolo contendere to, a felony; (iv) the commission by the executive of an act of fraud or embezzlement against the Company or any affiliate; (v) the executive's breach of fiduciary duty, (vi) an executive's violation of the Company's Code of Conduct or (vii) the executive's willful breach of any material provision of any employment or other written agreement between the executive and the Company or an affiliate (as determined in good faith by the C&TD Committee) which is not remedied within 15 days after written notice is received from the Company or affiliate specifying the breach. Any determination of whether Cause exists shall be made by the C&TD Committee in its sole discretion.
- **"Good Reason"** means the occurrence, without the Participant's express written consent, of (i) a material diminution in the executive's duties, responsibilities or authority; (ii) any material diminution of the executive's Base Salary; or (iii) the involuntary relocation of the executive's principal place of employment by more than 50 miles from the executive's principal place of employment immediately prior to such relocation. Any assertion by an executive of a termination of employment for "Good Reason" will not be effective unless certain conditions regarding notice and cure are satisfied.

Treatment of Equity Awards

A summary of the treatment of equity awards granted through December 31, 2025 in different scenarios under the terms of our LTIP and the award agreements is provided below. This is a general summary of treatment of LTI awards upon termination, and treatment may vary for special retention or recognition awards or pursuant to individual agreements with departing NEO.

	Retirement (age 55 + 10 years of service)[1]	Enhanced Retirement (age 60 + 10 years of service)[1]	Death or Disability	Termination For Cause or Resignation	Termination Without Cause	Change of Control ("COC")
Restricted Stock Units	Award is prorated[2] and vests immediately; remaining unvested RSUs are forfeited	Vest in full on original vesting schedule	Award vests in full immediately	Forfeit all unvested awards	Award is prorated[2] and vests immediately; remaining unvested RSUs are forfeited	Award vests in full if qualified termination occurs within 1 year of COC
Performance Share Units	Award is prorated[3] and payable according to the original vesting schedule	Vest in full on original vesting schedule	Award is prorated[3] and payable according to the original vesting schedule	Forfeit all unvested awards	Award is prorated[3] and payable according to the original vesting schedule	Award is prorated[4] and immediately payable if a qualified termination occurs within 1 year of COC. Otherwise, award vests according to original schedule
Stock Options and SARs – Vesting	Award is prorated[5] and vests immediately	Vest in full on original vesting schedule	Award vests in full immediately	Forfeit all unvested awards	Award is prorated[5] and vests immediately	Award vests in full immediately if qualified termination occurs within 1 year of COC
Stock Options and SARs – Remaining Exercise Term	Maximum 5 years from last day worked, up to originally stated term	Up to originally stated term	Maximum 12 months from last day worked, up to stated term	For Cause – Forfeit all vested awards Resignation – Previously vested options may be exercised maximum 90 days from last day worked, up to originally stated term	Maximum 90 days from last day worked, up to originally stated term	Maximum 90 days from last day worked, up to stated term
Employee Stock Purchase Plan	Contributions made during purchase period will be refunded to employee via payroll. In the event of a COC, the acquiring company may assume company rights under the plan. Otherwise, purchase date of current purchase period is accelerated to a date prior to the COC specified by the Board.					

[1] See the section "Retirement or Enhanced Retirement" below on page 71 for more information.
[2] RSUs provide for vesting in equal installments on the first three anniversaries of the grant date. In the event of Retirement and Termination without Cause, pro-ration is determined for each unvested installment separately based on the number of months worked from the date of grant until retirement or termination, divided by the number of months from the date of grant until the original vesting date for that installment.
[3] For PSUs, in the event of Retirement, Death or Disability and Termination without Cause, pro-ration is determined based on the number of months worked from the beginning of the relevant performance period until termination divided by the number of months in the performance period. The number of units earned under the PSUs is based on performance over the applicable three-year performance period as determined by the C&TD Committee in the first quarter after the end of the performance period and can range from 0 to 200% of target.
[4] PSUs vest pro rata based on the number of months worked from the beginning of the performance period until termination divided by the number of months in the performance period. The number of units earned under the PSUs is based on the C&TD Committee's determination of performance results as of the last quarter prior to the change in control.
[5] In the event of Retirement or Termination without Cause, pro-ration is determined for each unvested installment separately based on the number of months worked from the date of grant until termination divided by the number of months from the date of grant until the original vesting date for that installment.



Retirement or Enhanced Retirement

Under the Company's award agreements, "Retirement" means an executive's termination of service (i) on or after age 55 with 7 years of service for Mr. Vanacker, (ii) on or after age 65 for Mr. Rhenman, (iii) on or after age 55 with 6 years of service for Mr. McMurray with regard to his LTI awards granted in 2024 and 2025, or (iv) on or after age 55 with 10 years of service for all other NEOs. For all NEOs, "Enhanced Retirement" means an executive's termination of service on or after age 60 with at least 10 years of service.

The Company's award agreements provide that an executive who meets the requirements for Enhanced Retirement will be subject to non-competition, non-solicitation, and other restrictive covenants for two years following his or her retirement, and executives who meet the requirements for Retirement will also be subject to one-year restrictive covenants.

Ms. Foley and Mr. Kaplan currently meet the requirements for Retirement, and Mr. McMurray met the requirements for Retirement in 2026 pursuant to the terms of his letter agreement. None of our other NEOs currently meet the requirements for Retirement or Enhanced Retirement.

Mr. McMurray stepped down from his role as CFO effective March 1, 2025, and continued in an advisory role from March 1, 2025 until full retirement on March 1, 2026 (the "Retirement Date"). The Company and Mr. McMurray entered into a letter agreement setting forth certain compensation terms, including continuation of his 2025 base salary of $879,750 through the Retirement Date, as well as continued eligibility to participate in the Company's compensation and benefit plans and programs for similarly situated executives during this period. Under the Company's STI Plan, Mr. McMurray remained eligible for a 2025 STI award with a target of 95% of his base salary, which was paid in the ordinary course in the amount of $628,911. For 2026, Mr. McMurray will be eligible for a prorated STI award, calculated in accordance with the STI Plan's provisions applicable to retirement, with an estimated payout of $137,386 assuming that the payout is at target, or 100%, subject to actual performance results. Under the Company's LTI Plan, Mr. McMurray received a 2025 LTI award with a grant date value of $3,519,000, representing 400% of base salary. His outstanding equity awards will continue to vest or be eligible for prorated vesting consistent with the LTI Plan's retirement provisions, except: (a) outstanding options unexercised at the Retirement Date are exercisable until the earlier of (i) the original termination date or (ii) March 1, 2031, and (b) LTI awards granted in 2024 and 2025 will be eligible for prorated vesting as provided under the LTI Plan for Retirement upon age 55 with 6 years of service. These awards include RSUs with a value of $545,980 and PSUs with an estimated value of $1,614,932, assuming payout is at target, or 100%, subject to actual performance results and using the fair market value close price on the Retirement Date. No LTI awards were or will be granted to Mr. McMurray in 2026.

Potential Payments

In accordance with SEC disclosure requirements, the tables below show, in dollars, the amounts our NEOs could receive in different circumstances if the termination events occurred as of December 31, 2025. We excluded any amounts for benefits or payments that are available to all salaried employees of the Company, including target bonus payments under the STI program. The amounts shown are not the amounts the NEO would actually receive in a termination event, but are calculated as described below.

Death or Disability

	Accelerated Option Awards[1]	Accelerated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	—	$ 5,033,235	$ 5,683,212	—	$ 10,716,447
Agustin Izquierdo	—	$ 421,093	$ 272,963	—	$ 694,056
Kimberly Foley	—	$ 1,111,944	$1,208,893	—	$ 2,320,837
Torkel Rhenman	—	$ 1,143,163	$ 1,285,576	—	$ 2,428,739
Jeffrey Kaplan	—	$ 1,050,068	$ 1,161,306	—	$ 2,211,374
Michael McMurray	—	$ 1,596,947	$ 1,791,754	—	$ 3,388,701

Termination by NEO for Good Reason

	Pro-rated Option Awards[1]	Pro-rated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	—	—	—	$ 8,100,000	$ 8,100,000
Agustin Izquierdo	—	—	—	$ 1,235,000	$ 1,235,000
Kimberly Foley	—	—	—	$ 1,660,000	$ 1,660,000
Torkel Rhenman	—	—	—	$ 1,624,000	$ 1,624,000
Jeffrey Kaplan	—	—	—	$ 1,577,754	$ 1,577,754
Michael McMurray	—	—	—	$ 1,715,513	$ 1,715,513

Retirement or Termination without Cause

	Pro-rated Option Awards[1]	Pro-rated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	—	$ 3,641,140	$ 5,683,212	$ 8,100,000	$ 17,424,352
Agustin Izquierdo	—	$ 251,357	$ 272,963	$ 1,235,000	$ 1,759,320
Kimberly Foley	—	$ 791,828	$ 1,208,893	$ 1,660,000	$ 3,660,721
Torkel Rhenman	—	$ 825,774	$ 1,285,576	$ 1,624,000	$ 3,735,350
Jeffrey Kaplan	—	$ 752,987	$ 1,161,306	$ 1,577,754	$ 3,492,047
Michael McMurray	—	$ 1,152,083	$ 1,791,754	$ 1,715,513	$ 4,659,350

Termination without Cause or by NEO for Good Reason within 12 Months of a Change in Control

	Accelerated Option Awards[1]	Accelerated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	—	$ 5,033,235	$ 5,683,212	$ 12,150,000	$ 22,866,447
Agustin Izquierdo	—	$ 421,093	$ 272,963	$ 2,470,000	$ 3,164,056
Kimberly Foley	—	$ 1,111,944	$ 1,208,893	$ 3,320,000	$ 5,640,837
Torkel Rhenman	—	$ 1,143,163	$ 1,285,576	$ 3,248,000	$ 5,676,739
Jeffrey Kaplan	—	$ 1,050,068	$ 1,161,306	$ 3,155,508	$ 5,366,882
Michael McMurray	—	$ 1,596,947	$ 1,791,754	$ 3,431,025	$ 6,819,726

[1] The values for stock options included are calculated based on the number of options that would vest, multiplied by the difference between $43.30, the market value of our common stock as of December 31, 2025 (determined as the closing price of our common stock on the last preceding trading day), and the exercise price of the stock option. Amounts actually received by the NEO would depend on the fair market value of our shares after his or her termination when the options are exercised.

[2] The values of the RSUs are based on the number of RSUs that would vest multiplied by the fair market value of our stock on December 31, 2025, which may be different than the fair market value of our stock upon a termination event.

[3] PSUs accumulate dividend equivalents that are converted to additional units at the end of the performance period, subject to the same terms and conditions as the original award. The values of the PSUs are based on the number of units that would vest multiplied by the market value of our stock on December 31, 2025. The values above reflect PSUs granted in 2023, 2024, and 2025 and assume that the payout is at target, or 100%. The actual payout would be determined by the C&TD Committee after the performance period or, in the case of termination without Cause or by the NEO for Good Reason within 12 months of a change in control, as of the end of the last quarter prior to the change in control. Also, although the values are calculated as of December 31, 2025, the shares would not be issued until the first quarter after the end of the original performance period of the awards.

[4] Cash Severance Payment includes target bonus payment under the 2025 STI program. Cash severance is not payable in the event of Death or Disability and Retirement.

[5] In addition to the above, each of the NEOs would receive a lump sum payment of approximately $36,000 for the cost of eighteen months of continuation coverage premiums for medical coverage for himself and his dependents in any termination event other than death and disability. All NEOs would also receive Company-provided outplacement services for 12 months.

CEO Pay Ratio

Pursuant to SEC rules, we are required to provide the following information with respect to fiscal 2025:

* The annual total compensation of the global median employee of our company (other than Mr. Vanacker, our CEO), was $110,140;
* The annual total compensation of Mr. Vanacker, our CEO, was $15,577,445; and
* Based on this information, the ratio of the annual total compensation of our CEO to the annual total compensation of the global median employee is 141 to 1.

Per SEC rules, for 2025, we identified a new global median employee based on 2025 compensation and the employee population. The global median employee for fiscal year 2025 was identified by examining the 2025 total compensation for all regular full- and part-time employees who were actively employed by the Company on December 31, 2025 and students and interns who were hired for partial periods during 2025. For these employees, annual compensation was calculated using the following methodology and guidelines:

* To find the annual total compensation of all of our employees (other than our CEO), we considered all gross and net components of compensation (including short- and long-term incentives) received by each employee and documented in the year-end payroll records for 2025.
* Compensation for full- and part-time employees hired during 2025 and still active as of December 31, 2025 was annualized. Compensation for all students and interns hired for partial periods during 2025 was not annualized.
* Annual compensation for expatriate employees and employees involved in permanent cross-border transfers during 2025 was calculated using all relevant country payroll records.

Pay Versus Performance

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and non-PEO NEOs and Company performance for fiscal years listed below. The C&TD Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the fiscal years shown.

Year	Summary Compensation Table Total for Bhavesh Patel[1] ($)	Compensation Actually paid to Bhavesh Patel[1][2] ($)	Summary Compensation Table Total for Kenneth Lane[1] ($)	Compensation Actually Paid to Kenneth Lane[1][2] ($)	Summary Compensation Table Total for Peter Vanacker[1] ($)	Compensation Actually Paid to Peter Vanacker[1][2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1][2] ($)	Value of Initial Fixed $100 Investment Based On:[3] TSR ($)	Peer Group TSR ($)	Net (Loss) Income ($MM)	EBITDA[4] ($MM)
2025	—	—	—	—	15,577,445	1,216,707	4,208,381	1,328,874	66.44	122.44	(738)	1,126
2024	—	—	—	—	17,018,464	6,514,999	4,876,838	2,986,341	103.74	123.81	1,367	3,460
2023	—	—	—	—	16,546,194	21,206,198	5,168,076	7,754,168	125.57	124.07	2,121	4,504
2022	—	—	8,798,076	9,046,842	17,018,989	14,863,867	5,818,984	6,400,521	104.04	111.73	3,889	6,296
2021	19,011,033	1,514,901	—	—	—	—	4,615,231	4,648,678	105.07	125.91	5,617	8,683

[1] Bhavesh Patel was our PEO from January 1, 2021 to December 31, 2021. Kenneth Lane (who served as Interim CEO) was our PEO from January 1, 2022 to May 22, 2022. Peter Vanacker is our PEO since May 23, 2022. The Non-PEO NEOs for whom the average compensation is presented in this table are:
   (a) for 2025: Agustin Izquierdo, Kimberly Foley, Torkel Rhenman, Jeffrey Kaplan, and Michael McMurray;
   (b) for 2024: Michael McMurray, Torkel Rhenman, Kimberly Foley, and Jeffrey Kaplan;
   (c) for 2023: Michael McMurray, Kenneth Lane, Torkel Rhenman, and Jim Guilfoyle;
   (d) for 2022: Michael McMurray, Torkel Rhenman, Jeffrey Kaplan, and Jim Guilfoyle; and
   (e) for 2021: Michael McMurray, Kenneth Lane, Torkel Rhenman, and Jim Guilfoyle.
[2] The amounts shown as Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described below. Deductions from, and additions to, 2025 total compensation in the Summary Compensation Table to calculate Compensation Actually Paid consist of:

	Vanacker ($)	Average Non-PEO NEOs ($)
Total Compensation from Summary Compensation Table	**15,577,445**	**4,208,381**
Adjustments for Pension		
Adjustment for Summary Compensation Table Pension	(20,693)	(32,235)
Amount added for current year service cost	16,480	17,521
Amount added for prior service cost impacting current year	—	—
TOTAL ADJUSTMENTS FOR PENSION	**(4,213)**	**(14,714)**
Adjustments for Equity Awards		
Adjustment for grant date values in the Summary Compensation Table	(11,846,184)	(2,714,104)
Year-end fair value of unvested awards granted in the current year	7,454,424	1,671,941
Year-over-year difference of year-end fair values for unvested awards granted in prior years	(7,657,307)	(1,473,643)
Fair values at vest date for awards granted and vested in current year	—	—
Difference in fair values between prior year end fair values and vest date fair values for awards granted in prior years	(2,307,458)	(348,986)
Forfeitures during current year equal to prior year-end fair value	—	—
Dividends or dividend equivalents not otherwise included in the total compensation	—	—
TOTAL ADJUSTMENTS FOR EQUITY AWARDS	**(14,356,525)**	**(2,864,792)**
Compensation Actually Paid (as calculated)	**1,216,707**	**1,328,874**

[3] The Peer Group TSR set forth in this table utilizes the S&P 500 Chemicals Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2025. The comparison assumes $100 was invested for the period starting December 31, 2020, through the end of the listed year in the Company and in the S&P 500 Chemicals Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.
[4] We determined EBITDA to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2025. EBITDA is a non-GAAP financial measure. 2021-2024 EBITDA in the table has been recast to include discontinued operations; the impact was not material. More information on EBITDA can be found at Appendix A to this proxy statement. We may determine a different financial performance measure to be the most important financial performance measure in future years.

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our non-PEO NEOs, and the Company's cumulative TSR over the five most recently completed fiscal years for the Company and the S&P 500 Chemicals Index TSR.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus LyondellBasell Industries N.V. TSR and S&P 500 Chemicals Index TSR



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our non-PEO NEOs, and the Company's Net Income during the five most recently completed fiscal years.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus LyondellBasell Industries N.V. Net Income



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and EBITDA

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our non-PEO NEOs, and our EBITDA during the five most recently completed fiscal years.

PEO and Average Non-PEO Compensation Actually Paid Versus LyondellBasell Industries N.V. EBITDA



Tabular List of Most Important Financial and Non-Financial Performance Measures

The following table presents the financial and non-financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and Non-PEO NEOs for 2025 to Company performance. The measures in this table are not ranked.

(in alphabetical order)
EBITDA
Free Cash Flow per Share
Safety
Sustainability
Value Creation

Item 7
Authorization to Conduct Share Repurchases

 **The Board recommends that you vote FOR the proposal to grant authority to the Board to repurchase up to 10% of our issued share capital until November 22, 2027.**

Under Dutch law and our Articles of Association, shareholder approval is necessary to authorize our Board to repurchase shares. At the annual general meeting of shareholders held on May 23, 2025, shareholders authorized the Board to repurchase up to 10% of our issued share capital. As of April 1, 2026, we have not repurchased any shares pursuant to this authorization.

Adoption of the current proposal will give us the flexibility to continue to repurchase shares if we believe it is an appropriate use of our liquidity. The number of shares repurchased, if any, and the timing and manner of any repurchases will be determined after taking into consideration prevailing market conditions, our available resources, and other factors that cannot now be predicted.

In order to provide us with sufficient flexibility, we propose that shareholders grant authority to the Board to repurchase up to 10% of our issued share capital as of the date of the Annual Meeting (or, based on the number of shares issued as of April 1, 2026, approximately 34,042,250 shares) on the open market, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of our shares up to 110% of the market price for our shares; provided that (i) for open market or privately negotiated repurchases, the market price shall be the price for our shares on the NYSE at the time of the transaction; (ii) for self-tender offers, the market price shall be the volume weighted average price ("VWAP") for our shares on the NYSE during a period, determined by the Board, of no less than one and no greater than five consecutive trading days immediately prior to the expiration of the tender offer; and (iii) for accelerated repurchase arrangements, the market price shall be the VWAP for our shares on the NYSE over the term of the arrangement. The VWAP for any number of trading days shall be calculated as the arithmetic average of the daily VWAP on those trading days.

If approved, the authority will extend for 18 months from the date of the Annual Meeting, or until November 22, 2027, and will replace the current repurchase authorization of the Board which was approved by shareholders at the annual general meeting on May 23, 2025. Any shares repurchased under this authority may be cancelled pursuant to the authorization to cancel shares requested under Item 8 below.

Item 8
Cancellation of Shares

 **The Board recommends that you vote FOR the proposal to cancel all or a portion of the shares in our treasury account.**

Under Dutch law and our Articles of Association, shareholder approval is necessary to cancel ordinary shares that are held in treasury by us, or that may in the future be held in treasury by us as a result of share repurchases. Also under Dutch law, the number of shares held by us, or our subsidiaries, may not exceed 50% of our issued share capital at any time.

As of April 1, 2026, we held approximately 17.7 million shares in our treasury account, primarily as the result of share repurchases. Treasury shares, if not cancelled, may be used for general corporate purposes, including for issuance under our equity compensation plans.

We are requesting that shareholders approve the cancellation of all or any portion of shares held in our treasury account or that may be repurchased pursuant to the authority requested under Item 7, above.

If this Item 8 is adopted, the cancellation of treasury shares may be executed in one or more tranches. The number of treasury shares that will be cancelled, if any, will be determined by the Board. If the Board determines it is appropriate to cancel our shares, we will follow the procedure set forth under Dutch law to cancel treasury shares from time to time. In accordance with Dutch statutory provisions, the cancellation of treasury shares will not be effective until two months after the resolution to cancel treasury shares has been filed with the Dutch Trade Register and announced in a Dutch national daily newspaper. Once the procedure is complete, the relevant treasury shares will be cancelled.

If this Item 8 is not approved, we will not cancel any treasury shares unless the general meeting of shareholders approves such cancellation at a later date.

Item 9
Amendment and Restatement of Long Term Incentive Plan

 **The Board recommends that you vote FOR the proposal to amend and restate the LyondellBasell Industries Long Term Incentive Plan.**

The LyondellBasell Industries Long Term Incentive Plan (the "LTIP" or "Plan") provides for the grant of awards to eligible employees and directors in the form of stock options, stock appreciation rights ("SARs"), restricted shares, RSUs, cash awards, and other stock-based awards. The purpose of the LTIP is to further the long-term interests of the Company and its stakeholders by offering incentives to employees and directors who can contribute materially to the success and profitability of the Company, to recognize and reward outstanding performance, to reinforce the commonality of interest between the Company's shareholders and the participants in the LTIP, and to aid in attracting and retaining employees with outstanding abilities and specialized skills.

The LTIP was most recently amended and restated by shareholders at the Company's 2021 annual general meeting. At that time, shareholders approved amendment and restatement of the LTIP to increase the number of the Company's ordinary shares, par value €0.04 (the "shares"), authorized for issuance thereunder by an additional 8,000,000 shares, as well as certain amendments to provide for corporate governance and compensation best practices (the "2021 Plan"). Shareholders also granted authority to the Board to issue the shares authorized for issuance under the LTIP and to exclude pre-emptive rights of shareholders in that regard, both for a period of five years from the date of the 2021 Annual Meeting. As of April 1, 2026, 3,430,880 of the previously authorized shares remained available for new awards under the LTIP.

Given recent volatility in the industry, the Board has determined that the current number of common shares available for grants under the 2021 Plan may not be sufficient to meet the objectives of our compensation program going forward. In February 2026, on the recommendation of the C&TD Committee, following consultation with its independent consultant, Pearl Meyer, the Board approved amendment and restatement of the 2021 Plan to increase the number of shares authorized for issuance thereunder by an additional 8,000,000 shares, and to add a cap on per annum awards to non-employee directors, in each case subject to shareholder approval. The following summary provides an overview of certain material terms of the LTIP, as proposed to be amended, and is subject in all respects to the full text of the LTIP, as set forth in Appendix B to this proxy statement (the "Amendment").

The Amendment is subject to shareholder approval, which includes granting authority to the Board to issue the shares authorized for issuance under the LTIP and to exclude pre-emptive rights of shareholders in that regard, both for a period of five years from the date of the 2026 Annual Meeting. If this proposal is approved by our shareholders, the Amendment will become effective on May 22, 2026, thereby increasing the overall number of shares available for issuance under the Plan by 8,000,000 and increasing the number of shares available for issuance pursuant to awards under the Plan by that same 8,000,000. If our shareholders do not approve this proposal, the 2021 Plan will remain in effect in its current form. However, without approval of the Amendment by our shareholders, we may not have enough shares available under the Plan to cover all of the equity awards in 2026 and 2027. In this event, the C&TD Committee would be required to revise its compensation philosophy to attract, retain, and compensate eligible officers, employees and non-employee directors.

Shares Available, Burn Rate and Dilution

In determining the number of additional shares to be requested, the C&TD Committee and Board reviewed both the historical burn rate under the LTIP and the potential dilution resulting from future share issuances under the LTIP. After consideration, they determined that the potential dilution from the proposed LTIP restatement is reasonable in light of the benefits derived from the Company's continuing ability to issue equity awards, primarily in employee recruitment and retention, and in aligning the interests of our directors, executives, and other employees with those of our shareholders.

We calculate burn rate as (i) the number of shares subject to equity awards granted under the LTIP in each fiscal year (assuming target-level performance under performance awards) divided by (ii) the weighted average number of shares outstanding during that year. Over the last three fiscal years, the Company's average burn rate was approximately 0.44%.

	2023	2024	2025	Three-Year Average
Equity Awards	1,387,706	1,252,702	1,647,635	1,429,348
Average Shares Outstanding	324,873,158	324,881,373	322,104,422	323,952,984
Burn Rate	**0.43%**	**0.39%**	**0.51%**	**0.44%**

The C&TD Committee and Board also considered the potential future dilution to shareholders based on our current shares outstanding and the request for an additional 8,000,000 shares to be available for awards under the LTIP. The Company maintains two equity incentive plans, the LTIP and the LyondellBasell Industries N.V. Global Employee Stock Purchase Plan (the "ESPP"). As of April 1, 2026, there are 1,602,968 shares remaining available for future grant under the ESPP.

We calculate potential future dilution as (i) (a) the number of shares subject to our outstanding equity awards under the LTIP at April 1, 2026, including accrued dividends, plus (b) the number of shares available to be granted under the LTIP, including the additional shares requested under the Amendment, divided by (ii) the total shares outstanding including shares subject to potential outstanding equity awards. As of April 1, 2026, there were 322,769,286 shares of our common stock outstanding. On April 1, 2026, the closing price for the Company's shares as reported on the NYSE was $76.71.

(as of April 1, 2026)

Shares subject to outstanding full value awards under the LTIP[1]	3,430,788
Shares subject to outstanding stock options under the LTIP[2]	1,807,916
Weighted-average exercise price of outstanding options	$ 90.92
Weighted-average remaining term of outstanding options	3.87 years
Shares remaining available for future grant under the LTIP[3]	3,430,880
Additional shares being requested under the LTIP	8,000,000
Total potential outstanding equity awards[1]	**16,669,584**
Total shares outstanding	322,769,286
Total shares outstanding including potential outstanding equity awards[1]	**339,438,870**
Potential Dilution as a Percentage of Shares Outstanding	**4.91%**

[1] Includes outstanding RSUs and PSUs, assuming target-level performance for unearned awards.
[2] No SARs are outstanding.
[3] Assumes target-level performance for unearned awards.



Proposed Amendments to the LTIP

Additional Shares. We are asking shareholders to approve the authorization of an additional 8,000,000 shares for issuance under the Plan, for a total of approximately 16,669,584 shares available for issuance pursuant to new or outstanding awards under the amended Plan. Additional information on our total shares available and outstanding is set forth above under the heading "Shares Available, Burn Rate, and Dilution."

Non-employee Director Awards. Amendments align the LTIP with the Company's Articles of Association by providing that per annum awards granted to any individual non-executive Board member may not exceed $2 million in aggregate grant-date fair market value, calculated by multiplying the number of units granted times the fair market value of our Common Stock on that date. The Articles of Association limit the aggregate of all fees paid per annum to any individual non-executive Board member to $2 million.

Plan Highlights and Best Practices

✅ **Overall Share Limit.** The Plan authorizes a fixed number of shares for issuance. The Plan does not contain an annual "evergreen" provision, and shareholder approval is required to authorize the issuance of additional shares.

✅ **Minimum Vesting Provision.** With certain limited exceptions, awards generally must vest over a period of not less than one year from the date of grant.

✅ **No Liberal Share Recycling.** Shares used or withheld to satisfy the exercise price or tax and withholding obligations on any award are not recycled into the available share pool.

✅ **Change in Control "Double Trigger."** The Plan provides for "double-trigger" vesting in connection with any change-in-control event.

✅ **No Repricing.** Options or SARs issued under the Plan cannot be repriced, replaced, or regranted through cancellation or by decreasing the exercise price of a previously granted Option or SAR without prior shareholder approval.

✅ **Clawbacks.** Awards granted under the Plan are subject to clawbacks that allow the Company to recover compensation in certain circumstances. In addition to the clawback policy applicable to all incentive-based compensation, all time-based RSUs include recoupment provisions triggered in the event of executive misconduct or breach of restrictive covenant obligations.

✅ **No Discounted Stock Options or SARs.** All stock options and SARs must have an exercise price equal to or greater than the fair market value of the underlying stock on the date of grant.

✅ **Independent Compensation Committee.** Subject to certain limited delegations of authority, employee awards are administered by the C&TD Committee comprising 100% independent directors.

✅ **No Cash-Out of Underwater Options.** Stock options or SARs issued under the Plan may not be repurchased by the Company at a time when the exercise price of the option or SAR is less than the fair market value of the underlying shares.

✅ **Non-Employee Director Award Limit.** Awards granted per annum to any individual non-executive Board member shall not exceed $2 million in grant date fair value. The grant date fair value of the awards is the number of units granted times the fair market value of our shares on that date.

Material Terms of the LTIP

Eligibility For Participation

All regular and certain prospective employees of the Company and its subsidiaries and the members of our Board are eligible to participate in the LTIP. As of April 1, 2026, there were 12 directors (11 non-executive directors and one executive director) and approximately 850 employees eligible to participate in the LTIP. In 2025, 12 directors (11 non-executive directors and one executive director) and approximately 900 employees received awards under the LTIP.

The basis for participation in the LTIP by an eligible employee is the C&TD Committee's determination, in its sole discretion, that participation will further the purpose of the LTIP, as described above. Grants made to members of our Board are made by the full Board on recommendation of the Nominating and Governance Committee. Awards are generally limited to directors, executive officers, and a select group of additional Company employees defined by level of job responsibility.

Administration

The C&TD Committee administers the LTIP and selects the persons who are eligible to receive awards under the LTIP. The C&TD Committee may delegate to one or more directors or officers of the Company the authority to make awards to employees who are not designated as Section 16 officers of the Company. The C&TD Committee has complete authority to make awards in such format and amounts as it determines and to cancel, suspend, or amend awards, provided that it cannot, without shareholder approval, amend an outstanding option to reduce its exercise price or cancel an option and replace it with an option having a lower exercise price.

The C&TD Committee may grant awards to eligible persons outside the United States and, to that end, may establish sub-plans or other terms and procedures applicable to such awards.

Authorized Shares

We are asking shareholders to authorize the reservation of an additional 8,000,000 shares for issuance under the LTIP. If the amended and restated LTIP is approved, the total number of shares authorized for issuance under the LTIP will be 38,000,000.

Any shares issued to employees under the LTIP may consist, in whole or in part, of authorized and unissued shares, shares held as treasury shares, or shares purchased on the open market or in private purchase. Any shares issued to members of our Board under the LTIP may consist, in whole or in part, of shares held as treasury shares, or shares purchased on the open market or in private purchase. Any shares subject to any award that is forfeited, terminated, expires unexercised, or is settled in cash will again be available for grant.

Shares subject to certain assumed, converted, or replaced awards, or certain arrangements of an acquired entity, in the context of a merger or acquisition will not be counted against the LTIP's share reserve.

Shareholder approval of the amended and restated LTIP includes granting authority to the Board to issue shares or grant rights to acquire shares up to the number of shares authorized for issuance under the LTIP, and to exclude pre-emptive rights of shareholders in that regard, for a period of five years as from the date of the 2026 General Meeting.

Types of Awards

Stock Options, SARs, Stock Awards, and Cash Awards may all be granted under the LTIP. Any of the awards granted to any employee or executive director of the Company may be performance awards. Performance awards are based on the achievement of such goals and subject to the terms, conditions, and restrictions that the C&TD Committee may determine.

- Stock Options – The price of any stock option may not be less than the fair market value of our shares on the date of grant. The term of any option may not exceed ten years, and no reload options are allowed. The option price may be paid in cash or shares, or a combination thereof, as the C&TD Committee may determine. Options may not be repurchased by the Company at any time when the exercise price of such option is less than the fair market value of the underlying shares.

- SARs – Stock appreciation rights entitle the holder to any appreciation in value of a specified number of shares from the date of grant until the date of exercise. Any appreciation payable is determined by the excess of the fair market value of our shares on the exercise date of the SAR over the fair market value of the stock on the date of grant. The term of any SAR may not exceed ten years, and no reload SARs are allowed. The payment of the appreciation may be in cash or shares, or a combination of the two, as the C&TD Committee determines. SARs may not be repurchased by the Company at any time when the exercise price of such SAR is less than the fair market value of the underlying shares.
- Stock Awards – Stock Awards under the plan may be in the form of shares or units. The Stock Awards granted may be subject to restrictions and contingencies regarding vesting, forfeiture, and payment as the C&TD Committee may determine.
- Cash Awards – The C&TD Committee may grant cash awards pursuant to terms and conditions as the C&TD Committee may determine.

Vesting provisions are covered in award agreements. Unless otherwise provided in an award agreement, the LTIP provides that in the event of a Change in Control of the Company followed by involuntary termination not for cause or constructive termination within one year, awards held by a participant that were not previously vested or exercisable become fully vested and exercisable and generally remain exercisable for the remainder of their term. Vesting of performance awards will be determined based on performance achievement as of the close of the last quarter ending on or before the Change in Control event, as determined by the C&TD Committee in its sole discretion.

Except for (i) awards that vest in connection with a participant's death, disability, retirement, or involuntary termination not for Cause or upon a Change in Control of the Company as described above and (ii) awards representing less than 5% of shares authorized for issuance under the Plan, all awards are subject to a minimum vesting period of 12 months from the date of grant.

Maximum Awards Payable to a Participant

Subject to certain adjustment provisions in the LTIP, no participant may be granted (i) stock awards covering or relating to more than 1,000,000 shares, in the aggregate, or (ii) options or SARs exercisable for more than 5,000,000 shares, in the aggregate, in each case during any one calendar year.

Grants to Non-Employee Directors

Under the LTIP, awards may be made to our non-executive directors, who are not employees of the Company. With respect to any awards to non-employee directors, the Board will exercise the powers otherwise reserved to the C&TD Committee under the LTIP, including authority to select the non-employee directors who will receive awards, to select the types of awards, and to impose limitations, conditions, and restrictions on the awards as the Board may deem appropriate. Under the Amended and Restated Long-Term Incentive Plan, per annum grants to any individual non-executive Board member may not exceed $2 million in grant-date fair value.

Amendment and Termination

The LTIP may be amended, modified, suspended, or terminated by the Board provided that no such action shall adversely affect the rights of a participant without the participant's consent and provided that no amendment shall be made without shareholder approval which is required to be approved by shareholders to comply with applicable laws or rules.

Income Tax Consequences

The following is a summary of some of the U.S. federal income tax consequences of transactions under the LTIP. This summary does not describe foreign, state or local tax consequences and does not attempt to describe all possible federal or other tax consequences of LTIP participation or tax consequences based on particular circumstances. Each participant in the LTIP should consult a tax advisor regarding the tax consequences of participating in the LTIP.

No income will be recognized by an optionee upon the grant of a stock option. At the time of exercise of a stock option, ordinary income is recognized by the optionee equal to the difference between the option price paid for the shares and the fair market value of the shares on the date of exercise. At the time of a sale of shares acquired upon exercise of a stock option, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as short-term or long-term capital gain (or loss) depending on the holding period.

No income will be recognized by a participant in connection with the grant of a SAR. When the SAR is exercised, the participant will be required to include as ordinary income in the year of exercise an amount equal to the amount of cash received on the exercise.

The recipient of restricted stock will be subject to tax at ordinary income rates on the fair market value of the restricted stock (reduced by an amount, if any, paid by the participant for the restricted stock) at such time as the shares are no longer subject to forfeiture for purposes of Code Section 83. However, a participant who elects under Code Section 83(b) within 30 days of the date of grant of the restricted stock will have taxable ordinary income on the date of receipt of the shares equal to the excess of the fair market value of the shares (determined without regard to the restrictions) over the purchase price, if any, of the restricted stock. If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject to the restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

No income will be recognized upon the award of RSUs. The recipient of a RSU award will be subject to tax at ordinary income rates on the fair market value of unrestricted shares on the date that the shares are transferred to the participant under the award (reduced by any amount paid by the participant for the RSUs), and the capital gain/loss holding period for the shares will also commence on the date that the shares are transferred to the participant.

Section 409A of the Code imposes restrictions on certain awards granted under the LTIP that qualify as "non-qualified deferred compensation." If such an award fails to comply with these restrictions, then the recipient will be subject to accelerated taxation, a 20% tax penalty and interest. The Company intends that the LTIP and any awards granted under the LTIP will either be exempt from, or comply with, the restrictions imposed by Section 409A and any applicable regulations.

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company generally will be entitled to a corresponding deduction. However, the Company's deduction is only permitted to the extent that the amount recognized as income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Code Section 280G and is not disallowed by the limitation on certain executive compensation under Code Section 162(m).

Plan Benefits

Because the C&TD Committee and the Board have discretion to determine which employees and non-employee directors, respectively, will receive awards under the LTIP and the amount and type of those awards, future benefits to be received by a person or group under the LTIP are not determinable at this time.

The following table sets forth information with respect to the number of ordinary shares subject to option awards granted under the LTIP to the following individuals and groups since its original adoption in 2010 through April 1, 2026.

(as of April 1, 2026)	Shares subject to option awards granted since 2010
Peter Vanacker	203,320
Agustin Izquierdo	1,607
Kim Foley	73,543
Torkel Rhenman	137,067
Jeff Kaplan	193,721
Michael McMurray	471,511
All current executive officers as a group	1,264,945
All current non-executive directors as a group	–
All current non-executive officer employees as a group	567,828

Equity Compensation Plan Information

The following table provides information as of December 31, 2025 about the number of shares to be issued upon vesting or exercise of equity awards and the number of shares remaining available for issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights[2][3]	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[4]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[5]
Equity compensation plans approved by security holders[1]	6,451,857	$ 90.91	6,290,434
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**6,451,857**	**$ 90.91**	**6,290,434**

[1] Includes the LyondellBasell Industries Long Term Incentive Plan, as amended and restated (the "LTIP"), and the LyondellBasell Global Employee Stock Purchase Plan, as amended and restated (the "ESPP").

[2] Includes 1,809,379 shares that may be issued pursuant to outstanding stock options and 1,659,001 shares that may be issued pursuant to outstanding RSUs. Additionally, 1,491,739 PSUs were outstanding as of December 31, 2025, including accrued dividend equivalents. The C&TD Committee determines the actual number of shares the recipient receives at the end of a three-year performance period which may range from 0 to 200% of the target number of shares. Because up to 200% of the target number of shares may ultimately be issued, we have included an aggregate of 2,983,477 shares, the maximum possible payout under the PSUs, as the number that may be issued.

[3] Excludes purchase rights that accrue under the ESPP. Purchase rights under the ESPP are considered equity compensation for accounting purposes. However, the number of shares to be purchased is indeterminable until the time shares are actually issued, as automatic employee contributions may be terminated before the end of an offering period and, due to the pricing feature, the purchase price and corresponding number of shares to be purchased is unknown.

[4] Includes only the weighted-average exercise price of the outstanding stock options. Does not include RSUs or PSUs, as those awards have no exercise price associated with them. Also excludes purchase rights under the ESPP for the reasons described in note (3) above.

[5] The shares remaining available as of December 31, 2025 include 4,516,489 shares under the LTIP and 1,773,945 shares under the ESPP.

Securities Ownership

Significant Shareholders

The table below shows information for shareholders known to us to beneficially own more than 5% of our shares.

Name and Address	Shares Beneficially Owned	
	Number	Percentage[1]
Certain affiliates of Access Industries, LLC[2] 40 West 57th Street, 28th Floor, New York, NY 10019	64,435,504	20.0%
BlackRock, Inc.[3] 50 Hudson Yards, New York, NY 10001	24,051,819	7.5%
Dodge & Cox[4] 555 California Street, 40th Floor, San Francisco, CA 94104	16,965,832	5.3%

[1] All percentages are based on 322,769,286 shares outstanding as of April 1, 2026.

[2] Information is based on a Form 4 filed with the SEC on March 11, 2026. Access Industries is a privately-held U.S. industrial group which controls directly or indirectly AI Investments Holdings LLC and certain other entities that are recordholders of our outstanding shares (collectively, the "Access Recordholders"). Len Blavatnik controls Access Industries and may be deemed to beneficially own the shares held by one or more of the Access Recordholders. Access Industries and each of its affiliated entities and the officers, partners, members, and managers thereof (including, without limitation, Mr. Blavatnik), other than the applicable Access Recordholder, disclaim beneficial ownership of any shares owned by the Access Recordholders.

[3] Information is based on a Schedule 13G/A filed with the SEC on February 6, 2024 by BlackRock, Inc. reporting beneficial ownership of the Company's stock as of December 31, 2023, on behalf of its direct and indirect subsidiaries including BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; iShares (DE) I Investmentaktiengesellschaft mit Teilgesellsc; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock Asset Management Deutschland AG; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd. The shareholder reports sole voting power with respect to 21,714,243 shares and sole dispositive power with respect to 24,051,819 shares.

[4] Information is based on a Schedule 13G/A filed with the SEC on February 13, 2025 by Dodge & Cox reporting beneficial ownership of the Company's stock as of December 31, 2024. The shareholder reports sole voting power with respect to 16,005,632 shares and sole dispositive power with respect to 16,965,832 shares.

Beneficial Ownership

Information relating to the beneficial ownership of our shares by each director and named executive officer identified in the Summary Compensation Table is included below, as is information with respect to the directors and executive officers of the Company, as a group. Shares are considered to be beneficially owned by a person if he or she, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of April 1, 2026. The individuals set forth in the table below, individually and in the aggregate, beneficially own less than 1% of our outstanding shares as of April 1, 2026.

Name	Number of		Stock Options Exercisable Within 60 days
	Shares	RSUs[1]	
Peter Vanacker	96,455	—	203,320
Agustin Izquierdo	7,146	182	1,607
Kimberly Foley	54,952	—	45,250
Torkel Rhenman	82,083	—	127,533
Jeffrey Kaplan	74,047	—	98,148
Michael McMurray[2]	23,950	—	201,492
Jacques Aigrain	28,095	5,577	—
Lincoln Benet	9,553	2,917	—
Robin Buchanan	18,174	2,917	—
Anthony Chase	8,905	2,917	—
Robert Dudley	5,290	2,917	—
Claire Farley	21,668	2,917	—
Rita Griffin	2,755	2,917	—
Michael Hanley	19,197	2,917	—
Virginia Kamsky	5,177	2,917	—
Bridget Karlin	1,988	2,917	—
Albert Manifold	10,356	2,917	—
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (22 PERSONS)[3]	550,066	34,929	603,196

[1] Represents RSUs (each equivalent to a share of LYB stock) that will vest within 60 days.
[2] Mr. McMurray retired from his position as CFO effective March 1, 2025. He continued in an advisory role at the Company until March 1, 2026.
[3] Includes shares beneficially owned by executive officers as of the date of this proxy statement who are not individually listed in this table. Mr. McMurray retired from his position as CFO effective March 1, 2025, and is no longer an executive officer. His ownership is excluded from this amount.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than 10% of our common shares to file initial reports of ownership and reports of changes in ownership of common shares (Forms 3, 4, and 5) with the SEC and the NYSE. Reporting persons are required by SEC regulation to furnish us with copies of all such forms that they file.

Based on a review of the reports filed, information of the Company, and written representations from reporting persons, we believe that, during the fiscal year ended December 31, 2025, all of our directors, executive officers, and greater than 10% shareholders timely filed all reports they were required to file under Section 16(a).



Related Party Transactions

We have adopted a written Related Party Transaction Approval Policy, which requires the disinterested members of the Audit Committee to review and approve certain transactions that we may enter into with related parties, including members of the Board, executive officers, and certain shareholders. The policy applies to any transaction:

- in the ordinary course of business with an aggregate value of $25 million or more;
- not in the ordinary course of business, regardless of value; or
- with a value of $120,000 or more and in which an executive officer or non-executive director has a direct or indirect material interest.

Related party relationships are identified and disclosed on an ongoing basis, as well as through responses to annual questionnaires completed by all directors, director nominees, and executive officers.

The Audit Committee reviews all the relevant facts of each related party transaction, including the nature of the related person's interest in the transaction, and determines whether to approve the transaction by considering, among other factors, (i) whether the terms of the transaction are fair to the Company and on the same basis as those which could be obtained from non-related parties, (ii) the business reasons for the Company to enter into the transaction, (iii) whether the related party transaction would impair the independence of any independent Board member, and (iv) whether the transaction would present an improper conflict of interest for any director or executive officer of the Company. No director votes on approval or, unless requested by the Audit Committee, participates in the discussion of a related party transaction in which he or she has an interest. The Audit Committee also conducts an annual review of all transactions with related parties, including those that do not meet the thresholds for related party transactions described above.

The following is a description of related party transactions in existence since the beginning of fiscal year 2025.

Access Industries

In 2010, we entered into certain agreements with affiliates of Access Industries, including a registration rights agreement, which obligates us to register and bear the costs for the resale of equity securities owned by Access Industries or its affiliates, and a nomination agreement. Pursuant to the nomination agreement, Access Industries has the right to nominate individuals for appointment to the Board if certain ownership thresholds are met. Access Industries currently owns more than 18% of our outstanding shares and has nominated Mr. Benet, Mr. Buchanan, and Ms. Kamsky pursuant to the nomination agreement. The Company entered into these agreements with Access Industries before it became publicly traded and the Related Party Transaction Approval Policy was adopted. Amendments to the nomination agreement are approved by disinterested directors.

Calpine Corporation

Calpine Corporation, the owner and operator of power plants across the United States and Canada, supplied power, water, and steam to the Company's Houston refinery site until closure of the refinery in February 2025, and continues to supply to the Houston site post-closure. Until its closure, the Houston refinery also sold excess gas and raw water back to Calpine. Calpine was owned by a group of investors, including a minority investment by Access Industries, until its sale to Constellation Energy in January 2026. Following the sale, Access Industries no longer owns any shares of Calpine. The Audit Committee has approved, most recently in October 2020, the Company's contracts with Calpine, which were determined to be on terms fair to the Company and more advantageous than those offered by other parties. In 2025, the Company purchased approximately $38.2 million of power, steam, and water from Calpine and sold approximately $5.8 million of excess gas and raw water to Calpine.

Other Transactions & Relationships

The Board was also made aware of, and considered the fairness of, certain transactions and relationships between the Company and other organizations where our directors and director nominees have relationships. These transactions and relationships were also considered in evaluating the independence of our directors and director nominees. In particular, Mr. Dudley, Ms. Farley, Ms. Karlin, and Mr. Manifold each served as directors or advisors of companies with which LYB had commercial transactions in 2025. Each of these transactions was entered into on an arm's-length basis in the ordinary course of business, and no director initiated or participated in negotiation of the relevant purchases or sales or had any material interest in, or received any compensation in connection with, these transactions.

Questions and Answers about the Annual General Meeting

Who is soliciting my vote?

Our Board is soliciting your vote on voting matters submitted for approval at the Company's 2026 Annual General Meeting of Shareholders.

Why are these matters being submitted for voting?

In accordance with Dutch law and the rules and regulations of the NYSE and the SEC, we are required to submit certain items for the approval of our shareholders. Several matters that are within the authority of a company's board of directors under most U.S. state corporate laws require shareholder approval under Dutch law. Additionally, in accordance with Dutch corporate governance guidelines, we provide for the discussion at our Annual Meeting of certain topics that are not subject to a shareholder vote, including our governance practices and our dividend policy.

The discharge from liability of our directors, the adoption of our 2025 Dutch statutory annual accounts, the appointment of the auditor for our 2026 Dutch statutory annual accounts, the authorization to repurchase shares, the cancellation of shares held in our treasury account, and the granting authority to the Board to issue the shares authorized for issuance under the LTIP and to exclude pre-emptive rights of shareholders in that regard are all items that we are required to submit to shareholders due to our incorporation in the Netherlands.

How does the Board of Directors recommend that I vote my shares?

The Board of Directors recommends that you vote **FOR** each of the voting items presented in this proxy statement.

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in favor of each of the voting items in accordance with the recommendation of the Board of Directors.

Who is entitled to vote?

You may vote your LYB shares at the Annual Meeting if you are the record owner of such shares as of the close of business on April 24, 2026 (the "Record Date"). You are entitled to one vote for each share of LYB common stock that you own. As of April 1, 2026, there were 322,769,286 shares of LYB common stock outstanding and entitled to vote at the Annual Meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the Annual Meeting if you held such shares as of the Record Date and (i) properly return a proxy by Internet, telephone, or mail or (ii) properly notify us of your intention to attend the Annual Meeting, attend the meeting, and vote in person. There are no quorum requirements under Dutch law and, as a result, we may hold our meeting regardless of the number of shares that are present in person or by proxy.

How many votes are needed to approve each of the voting items?

The number of votes required to approve the matters presented in this proxy statement varies by item:

- Pursuant to the Dutch Civil Code and our Articles of Association, the nomination of a candidate to our Board (Item 1) is binding on shareholders unless 2/3 of the votes cast at the Annual Meeting, representing more than 50% of the Company's issued share capital (which for this purpose includes only our outstanding shares), vote against the nominee. This means that a nominee will be elected unless the votes against him or her constitute 2/3 of the votes cast and represent more than 50% of our issued share capital.
- Under Dutch law, the cancellation of shares held in our treasury account (Item 8) and the amendment of our LTIP (Item 9) require the affirmative vote of a majority of the votes cast at the Annual Meeting. If, however, less than 50% of the Company's issued share capital (which for this purpose includes only our outstanding shares) is represented at the Annual Meeting, these proposals will require the affirmative vote of at least 2/3 of the votes cast.
- Each other voting item set forth in this proxy statement requires the affirmative vote of a majority of the votes cast by shareholders in order to be approved.

How do I vote?

You can vote by proxy without attending the meeting or in person at the meeting. To vote by proxy, you must vote over the Internet, by telephone, or by mail. Instructions for each method of voting are included on the proxy card.

If you hold your LYB shares in a brokerage account (that is, you hold your shares in "street name"), your ability to vote by telephone or over the Internet depends on your broker's voting process. Please follow the directions on your proxy card or voter instruction form.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy in advance. If you plan to vote in person at the Annual Meeting and you hold your LYB shares in street name, you must obtain a proxy from your broker and bring that proxy to the meeting.

Can I change my vote?

Yes. You can change or revoke your vote at any time before the polls close at the Annual Meeting. You can do this by:

- Entering a new vote by telephone or over the Internet prior to 11:59 p.m. Eastern Time on May 20, 2026;
- Signing another proxy card with a later date and returning it to us by a method that allows us to receive the proxy prior to the Annual Meeting;
- Sending us a written document revoking your earlier proxy; or
- Attending the Annual Meeting and voting your shares in person (attendance at the Annual Meeting will not, by itself, revoke a proxy previously given by you).

Who counts the votes?

We have hired Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast by ballot at the Annual Meeting.



Will my shares be voted if I do not provide my proxy and do not attend the Annual Meeting?

If you do not provide a proxy or vote your shares in person, the shares held in your name will not be voted.

If you hold your shares in street name, your broker may be able to vote your shares for certain "routine" matters even if you do not provide the broker with voting instructions. We believe that, pursuant to NYSE rules, Item 3, Item 4, Item 5, Item 7 and Item 8 are considered routine matters. Therefore, without instructions from you, your broker may not vote your shares with respect to Item 1, Item 2, Item 6, and Item 9. It is therefore important that you act to ensure your shares are voted.

What is a broker non-vote?

If a broker does not have discretion to vote shares held in street name on a particular voting item and does not receive instructions from the beneficial owner on how to vote those shares, the broker may return the proxy card without voting on that voting item. This is known as a broker non-vote. Broker non-votes will have no effect on the vote for any voting item properly introduced at the meeting.

What if I return my proxy but don't vote for some of the matters listed on my proxy card?

If you return a signed proxy card without indicating your vote on all voting items listed, your shares will be voted FOR each of the voting items for which you did not vote.

How are votes counted?

For all voting items other than the election of nominees to our Board of Directors, you may vote **FOR**, **AGAINST**, or **ABSTAIN**. For the voting item for the election of nominees (Item 1), you may vote **FOR**, **AGAINST**, or **WITHHOLD** with respect to each nominee. A vote to abstain or withhold does not count as a vote cast, and therefore will not have any effect on the outcome of any voting item to be voted on at the Annual Meeting.

Could other matters be voted on at the Annual Meeting?

No. All matters to be voted on at the Annual Meeting must be included as voting items in the agenda for the meeting as described in this proxy statement. We will provide shareholders with an opportunity to discuss our corporate governance, dividend policy, and executive compensation program. However, there will be no vote on any of these matters.

Who can attend the Annual Meeting?

The Annual Meeting is open to all LYB shareholders who hold shares as of the close of business on April 24, 2026, the Record Date.

If you would like to attend the Annual Meeting, you must inform us in writing of your intention to do so on or before May 15, 2026, one week prior to the date of the meeting. The notice may be emailed to *CorporateSecretary@LyondellBasell.com*. Additional information regarding the availability of and procedures for in person attendance at the Annual Meeting will be provided to shareholders who provide timely notice of intent to attend and proper evidence of their ownership of LYB shares as of the Record Date. Admittance of shareholders to the Annual Meeting will be governed by Dutch law.

If we determine that in-person attendance is not possible or advisable due to unanticipated circumstances at the time of the Annual Meeting, we will provide information regarding alternative access as soon as available.

What is the cost of this proxy solicitation?

The Company will pay the cost of soliciting proxies for the Annual Meeting. Our directors, officers, and employees may solicit proxies by mail, by email, by telephone, or in person for no additional compensation. In addition, we have retained Alliance Advisors, LLC to assist in the solicitation of proxies for a fee of $12,000 for a three-year term ending in 2027, plus reimbursement of reasonable expenses.

Why did my household receive a single set of proxy materials?

SEC rules permit us to deliver a single copy of our annual report and proxy statement to any household at which two or more shareholders reside, if we believe the shareholders are members of the same family.

If you prefer to receive your own copy of the proxy statement now or in future years, please request a duplicate set by phone at (800) 579-1639, through the Internet at *www.proxyvote.com*, or by email to *sendmaterial@proxyvote.com*. If you hold your shares in street name, and you received more than one set of proxy materials at your address, you may need to contact your broker or nominee directly if you wish to discontinue duplicate mailings to your household.

Why did I receive a "notice of internet availability of proxy materials" but no proxy materials?

We distribute our proxy materials to certain shareholders via the Internet using the "Notice and Access" approach permitted by rules of the SEC. This approach conserves natural resources and reduces our distribution costs, while providing our shareholders with a timely and convenient method of accessing the materials and voting. Under SEC rules, companies are generally required to send the Notice of Internet Availability at least 40 days before the annual meeting. In certain circumstances, however, the SEC has permitted companies to use Notice and Access where the timing of the shareholder record date required under applicable law prevents compliance with the full 40-day notice period, provided that specific conditions are met.

Consistent with the approach recognized in the SEC staff's April 30, 2025 no-action letter issued by the Division of Corporation Finance to another Dutch issuer, LYB is relying on the same relief and following the conditions recognized by the SEC. Specifically:

- We will file our definitive proxy statement and annual report with the SEC and post these materials on our website at least 40 days before our Annual Meeting.
- We will issue a press release announcing that the materials are available, that LYB intends to use the Notice and Access method, when we expect to mail the Notice, and how shareholders may request paper copies.
- We will mail the Notice as promptly as possible after we receive the final shareholder list for the record date, and we expect this mailing to occur within a few business days following the record-date list becoming available.

On our about April 10, 2026, we filed our proxy statement and annual report on the SEC's website, posted these materials to our website, and issued a press release with the information above. On or about May 1, 2026, within 5 business days of receipt of the final shareholder list for the record date, we will mail a "Notice of Internet Availability of Proxy Materials" to participating shareholders, containing instructions on how to access the proxy materials on the Internet. We will also provide email delivery of the Notice and materials to shareholders who previously consented to electronic delivery.

This proxy statement, the notice, our 2025 Annual Report on Form 10-K and the 2025 Statutory Annual Report are available on *proxyvote.com* and on our website at *Investors.LyondellBasell.com* by clicking "Financials", then "Annual Reports."

You can request paper copies of the proxy materials free of charge by request to our Corporate Secretary at *CorporateSecretary@LyondellBasell.com*.



How can I request to receive my "notice of internet availability of proxy materials" by e-mail for future shareholder meetings?

You can request to receive proxy materials for future meetings by e-mail by following the electronic delivery enrollment instructions at *www.proxyvote.com*. If your shares are held in street name, please contact your bank or broker for information on electronic delivery options.

If you choose to access future proxy materials electronically, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access proxy materials by e-mail will remain in effect until terminated.

What are deadlines for the 2026 shareholder meeting?

Our Articles of Association provide that a shareholder representing at least one percent of our issued share capital can submit an agenda item for consideration at the Company's general meeting of shareholders. Any such request must be received at least 60 days prior to the date of the annual meeting.

Under SEC rules, if a shareholder wishes to include a proposal in our proxy materials for presentation at our 2027 annual general meeting, the proposal must be received at our offices at LyondellBasell Industries, 4th Floor, One Vine Street, London W1J 0AH, United Kingdom, Attention: Corporate Secretary or sent to *CorporateSecretary@LyondellBasell.com*, by December 11, 2026. All proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

The deadline for providing notice of a solicitation of proxies in support of director nominees other than the Company's nominees pursuant to Rule 14a-19 for the Company's 2026 annual meeting is March 23, 2027.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements, including requirements under Dutch law and our Articles of Association.

Appendix A: Reconciliation of Non-GAAP Financial Measures

This proxy statement makes reference to certain non-GAAP financial measures as defined in Regulation G of the U.S. Securities Exchange Act of 1934, as amended.

We report our financial results in accordance with U.S. generally accepted accounting principles, but believe that certain non-GAAP financial measures, such as EBITDA, and EBITDA, net income and diluted EPS exclusive of identified items, provide useful supplemental information to investors regarding the underlying business trends and performance of the Company's ongoing operations and are useful for period-over-period comparisons of such operations. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the financial measures prepared in accordance with GAAP. In addition, we include calculations for certain other financial measures to facilitate understanding.

We calculate EBITDA as net income (loss) plus interest expense (net), provision for (benefit from) income taxes, and depreciation and amortization. EBITDA should not be considered an alternative to profit or operating profit for any period as an indicator of our performance, or as an alternative to operating cash flows as a measure of our liquidity. We also present EBITDA, net income and diluted EPS exclusive of identified items. Identified items include adjustments for lower of cost or market ("LCM"), gain or loss on sale of business, asset write-downs in excess of $10 million in aggregate for the period, Cash Improvement Plan costs, site closure costs, European transaction costs and discontinued operations. Asset write-downs include impairments of goodwill, impairments of long-lived assets, a write-down of a related party loan receivable and a fourth quarter 2024 deferred tax valuation allowance for one of our Chinese joint ventures recognized in Income (loss) from equity investments. Our inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") inventory valuation methodology, which means that the most recently incurred costs are charged to cost of sales, and inventories are valued at the earliest acquisition costs. Fluctuation in the prices of crude oil, natural gas and correlated products from period to period may result in the recognition of charges to adjust the value of inventory to the lower of cost or market in periods of falling prices and the reversal of those charges in subsequent interim periods, within the same fiscal year as the charge, as market prices recover. A gain or loss on sale of a business is calculated as the consideration received from the sale less its carrying value. We evaluate property, plant and equipment and definite-lived intangible assets whenever impairment indicators are present. If it is determined that an asset or asset group's undiscounted future cash flows will not be sufficient to recover the carrying amount, an impairment charge is recognized to write the asset down to its estimated fair value. Goodwill is tested for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that the fair value of a reporting unit with goodwill is below its carrying amount. If it is determined that the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge is recognized. We assess our equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. If the decline in value is considered to be other than temporary the investment is written down to its estimated fair value. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In June 2025, we announced plans to sell select olefins and polyolefins assets and the associated business in Europe, resulting in selling expenses, separation costs and employee-related charges (collectively referred to as "European transaction costs"). In April 2025, the Company announced the Cash Improvement Plan, focused on strengthening financial performance, which resulted in employee-related charges across all segments. In March 2025, we announced the permanent closure of our Dutch PO joint venture asset, resulting in the recognition of shutdown-related charges in our Intermediates & Derivatives ("I&D") segment. Additionally, in December 2025, we recognized shutdown and employee-related charges related to sites in our Advanced Polymer Solutions ("APS") and Olefins & Polyolefins – Europe, Asia, International ("O&P-EAI") segments. In February 2025, we ceased business operations at our Houston refinery. Accordingly, our refining business, previously disclosed as the Refining segment, is reported as a discontinued operation.

Cash conversion is a measure commonly used by investors to evaluate liquidity. Cash conversion means net cash provided by operating activities divided by EBITDA excluding LCM, gain or loss on sale of business and asset write-downs in excess of $10 million in aggregate for the period. We believe cash conversion is an important financial metric as it helps management and other parties determine how efficiently the company is converting earnings into cash.

Recurring annual EBITDA for the Value Enhancement Program is the year-end EBITDA run rate estimate based on 2017-2019 mid-cycle margins. Value unlocked as of December 2025 is based on a 2021 baseline, while incremental value unlocked starting in 2026 is based on a 2025 baseline. We believe recurring annual EBITDA is useful to investors because it represents a key measure used by management to assess progress towards our strategy of value creation.



A reconciliation of net loss to net income excluding identified items and to EBITDA including and excluding identified items for the year ended December 31, 2025 is shown in the following table:

(amounts in millions)	Year Ended December 31, 2025
Net loss	$ (738)
Identified items	
add: Loss on sale of business, pre-tax[a]	6
add: Asset write-downs, pre-tax[b]	1,251
add: Cash Improvement Plan costs, pre-tax[c]	32
add: Site closure costs, pre-tax[d]	153
add: European transaction costs, pre-tax[e]	36
less: Income from discontinued operations, pre-tax[f]	(61)
less: Benefit from income taxes related to identified items	(116)
Net income excluding identified items	$ 563
Net loss	$ (738)
Provision for income taxes	84
Depreciation and amortization	1,390
Interest expense, net	390
EBITDA	$ 1,126
Identified items	
add: Loss on sale of business[a]	6
add: Asset write-downs[b]	1,251
add: Cash Improvement Plan costs[c]	32
add: Site closure costs[d]	153
add: European transaction costs[e]	36
less: EBITDA from discontinued operations[f]	(61)
EBITDA excluding identified items	$ 2,543

[a] In September 2025, we sold our U.S. specialty powders business, resulting in the recognition of a loss in our APS segment.

[b] Includes asset write-downs in excess of $10 million in aggregate for the period. For the year ended December 31, 2025, we recognized non-cash asset write-downs of $1,251 million, which included non-cash goodwill impairment charges of $400 million in our O&P-EAI segment and $572 million in our APS segment, non-cash impairment charges of $111 million for intangible assets and $99 million for property, plant and equipment in our APS segment, and non-cash impairment charges of $56 million for property, plant and equipment related to the European assets classified as held for sale within our O&P-EAI segment.

[c] In April 2025, the Company announced the Cash Improvement Plan, focused on strengthening financial performance, which resulted in employee-related charges across all segments.

[d] In March 2025, we announced the permanent closure of our Dutch PO joint venture asset, resulting in shutdown-related charges of $126 million in our I&D segment. Additionally, in December 2025, we recognized shutdown and employee-related charges of $20 million and $7 million related to sites in our APS and O&P-EAI segments, respectively.

[e] In June 2025, we announced plans to sell select olefins and polyolefins assets and the associated business in Europe, which resulted in selling expenses, separation costs and employee-related charges in our O&P-EAI segment.

[f] In February 2025, we ceased business operations at our Houston refinery. Accordingly, our refining business, previously disclosed as the Refining segment, is reported as a discontinued operation. The related operating results of our refining business are reported as discontinued operations for all periods presented.



A reconciliation of net income (loss) to EBITDA for the years ended December 31, 2021, 2022, 2023, 2024, and 2025 is shown in the following table:

		Year Ended December 31,				
(amounts in millions)		2021	2022	2023	2024	2025
Net income (loss)	$	5,617	3,889	2,121	1,367	(738)
Provision for income taxes		1,163	882	501	240	84
Depreciation and amortization		1,393	1,267	1,534	1,522	1,390
Interest expense, net		510	258	348	331	390
EBITDA	$	8,683	6,296	4,504	3,460	1,126

A reconciliation of diluted EPS to diluted EPS, excluding identified items, for the year ended December 31, 2025 is shown in the following table:

	Year Ended December 31, 2025	
Diluted loss per share	$	(2.34)
Identified items		
add: Loss on sale of business		0.02
add: Asset write-downs[a]		3.62
add: Cash Improvement Plan costs		0.08
add: Site closure costs		0.35
add: European transaction costs		0.11
less: Income from discontinued operations		(0.14)
Diluted earnings per share excluding identified items	$	1.70

[a] Includes asset write-downs in excess of $10 million in aggregate for the period.

A reconciliation of net cash provided by operating activities to EBITDA, including and excluding LCM, gain or loss on sale of business and asset write-downs, for the years ended December 31, 2020, 2021, 2022, 2023, 2024 and 2025 is shown in the following table:

(amounts in millions)	Year Ended December 31,					
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
Net cash provided by operating activities	$ 3,404	7,695	6,119	4,942	3,819	2,262
Adjustments:						
Depreciation and amortization	(1,385)	(1,393)	(1,267)	(1,534)	(1,522)	(1,390)
Impairments	(582)	(624)	(69)	(518)	(949)	(1,251)
Amortization of debt-related costs	(21)	(35)	(14)	(9)	(11)	(11)
Share-based compensation	(55)	(66)	(70)	(91)	(91)	(91)
Inventory valuation charges	(16)	—	—	—	—	—
Equity income (loss), net of distributions of earnings	97	146	(344)	(189)	(339)	(104)
Deferred income tax (provision) benefit	(331)	198	(369)	(43)	437	156
Gain (loss) on sale of business	—	—	—	—	284	(6)
Gain of sale of assets	—	—	3	—	36	112
Changes in assets and liabilities that (provided) used cash:						
Accounts receivable	246	1,519	(1,005)	(110)	(127)	(687)
Inventories	(340)	742	91	(18)	(25)	(945)
Accounts payable	(217)	(1,301)	464	(141)	122	768
Other, net	627	(1,264)	350	(168)	(267)	449
Net income (loss)	1,427	5,617	3,889	2,121	1,367	(738)
Provision for (benefit from) income taxes	(43)	1,163	882	501	240	84
Depreciation and amortization	1,385	1,393	1,267	1,534	1,522	1,390
Interest expense, net	514	510	258	348	331	390
EBITDA	3,283	8,683	6,296	4,504	3,460	1,126
add: LCM charges	16	—	—	—	—	—
less: (Gain) loss on sale of business[a]	—	—	—	—	(284)	6
add: Asset write-downs[b]	582	624	69	518	1,065	1,251
EBITDA excluding LCM, gain or loss on sale of business and asset write-downs	$ 3,881	9,307	6,365	5,022	4,241	2,383

[a] In 2024, we sold our U.S. Gulf Coast-based EO&D business, resulting in the recognition of a gain, including fourth quarter post close adjustments, in our I&D segment. In September 2025, we sold our U.S. specialty powders business, resulting in the recognition of a loss in our APS segment.

[b] Includes asset write-downs in excess of $10 million in aggregate for the period. Reflects non-cash impairment charges related to our Houston refinery, recognized in 2020 and 2021, and non-cash impairment charges related to the sale of our polypropylene manufacturing facility in Australia, recognized in 2022. For the year ended December 31, 2023, we recognized non-cash asset write-downs of $518 million, which included a non-cash goodwill impairment charge of $252 million in our APS segment and a non-cash impairment charge of $192 million related to the Dutch PO joint venture asset in our I&D segment. For the year ended December 31, 2024, we recognized non-cash asset write-downs of $1,065 million, which included a non-cash impairment charge of $837 million related to European assets under strategic review in our O&P-EAI segment, non-cash impairment charges and the recognition of a deferred tax valuation allowance of $52 million and $121 million, respectively, related to a Chinese equity investment in our O&P-EAI segment, and a non-cash impairment charge of $55 million related to our specialty powders business in our APS segment. For the year ended December 31, 2025, we recognized non-cash asset write-downs of $1,251 million, which included non-cash goodwill impairment charges of $400 million in our O&P-EAI segment and $572 million in our APS segment, non-cash impairment charges of $111 million for intangible assets and $99 million for property, plant and equipment in our APS segment, and non-cash impairment charges of $56 million for property, plant and equipment related to the European assets classified as held for sale within our O&P-EAI segment.



A calculation of cash conversion for the years ended December 31, 2020, 2021, 2022, 2023, 2024 and 2025 is shown in the following table:

(amounts in millions)		Year Ended December 31,					
		2020	2021	2022	2023	2024	2025
Net cash provided by operating activities	$	3,404	7,695	6,119	4,942	3,819	2,262
divided by: EBITDA excluding LCM, gain or loss on sale of business and asset write-downs[a]	$	3,881	9,307	6,365	5,022	4,241	2,383
Cash conversion		88%	83%	96%	98%	90%	95%

[a] See above for a reconciliation of net cash provided by operating activities to EBITDA including and excluding LCM, gain or loss on sale of business and asset write-downs in excess of $10 million in aggregate for the period.

A calculation of dividends and share repurchases is shown in the following table:

(amounts in millions)	Year Ended December 31, 2025
Dividends paid – common stock	$ 1,764
Repurchases of Company ordinary shares	201
Dividends and share repurchases	$ 1,965

A reconciliation of net income to recurring annual EBITDA for the Value Enhancement Program ("VEP") is shown in the following table:

(amounts in millions)	Target 2025		Unlocked Value 2025[b]		Target 2028	
Net income[a]	$	760	$	870	$	1,140
Provision for income taxes		190		215		285
Depreciation and amortization		50		15		75
Interest expense, net		—		—		—
Recurring annual EBITDA[a]	$	1,000	$	1,100	$	1,500

[a] Recurring annual EBITDA for the VEP is the year-end EBITDA run rate estimate based on 2017-2019 mid-cycle margins. Value unlocked as of December 2025 is based on a 2021 baseline, while incremental value unlocked starting in 2026 is based on a 2025 baseline.
[b] VEP delivered a year-end run-rate of approximately $1,100 million of recurring annual EBITDA in 2025. We incurred one-time costs of approximately $500 million from 2023 - 2025 to achieve this milestone.

Appendix B: Amended and Restated LyondellBasell Industries Long Term Incentive Plan

LYONDELLBASELL INDUSTRIES

LONG-TERM INCENTIVE PLAN

(1) *Plan*. LyondellBasell Industries N.V. (the "Company") previously established the LyondellBasell Industries 2010 Long-Term Incentive Plan, effective as of April 30, 2010 (the "Original Date"). The Company renamed the Plan as the LyondellBasell Industries Long-Term Incentive Plan (the "Plan") effective as of May 31, 2019 and previously amended and restated the Plan effective as of May 28, 2021. The Plan was most recently amended and restated, as set forth herein, effective as of ~~May 28, 2021~~May 22, 2026.

(2) *Objectives*. The purpose of the Plan is to further the interests of the Company and its stakeholders by providing incentives in the form of Awards to employees and directors who can contribute materially to the success and profitability of the Company. Such Awards will recognize and reward outstanding performances and individual contributions and give Participants in the Plan an interest in the Company parallel to that of the shareholders, thus enhancing the proprietary and personal interest of such Participants in the Company's continued success and progress. This Plan will also enable the Company to attract and retain such employees and directors.

(3) *Definitions*. As used herein, the terms set forth below shall have the following respective meanings:

"Affiliate" means any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company.

"Award" means an Employee Award or a Director Award.

"Award Agreement" means one or more Employee Award Agreements or Director Award Agreements.

"Board" means the Board of Directors of the Company.

"Cash Award" means an award denominated in cash.

"Cause" means, in the case of a particular Award, unless the applicable Award Agreement states otherwise, (i) the Company or an Affiliate having "cause" to terminate a Participant's employment or service, as defined in any employment or consulting agreement between the Participant and the Company or Affiliate in effect at the time of such termination or (ii) in the absence of any such agreement or definition therein, (A) the Participant's conviction for, plea of guilty or nolo contendere to a felony or its equivalent in accordance with local laws, (B) the Participant's commission of a material act or omission involving dishonesty or fraud in the course of a Participant's duties to the Company or an Affiliate, (C) the Participant's conduct that brings or is reasonably likely to bring the Company or an Affiliate into public disgrace or disrepute and that affects the Company's or any Affiliate's business in any material way, (D) the Participant's continuing and willful failure to perform duties as reasonably directed by the Company or Affiliate (which if curable, is not cured within 10 days after written notice thereof is provided to the Participant) or (E) the Participant's gross negligence or willful misconduct with respect to the Company or its Affiliates (which, if curable, is not cured within 10 days after written notice thereof is provided to the Participant). Any determination of whether Cause exists shall be made by the Committee in its sole discretion, and following a Change of Control such determination shall not be subject to delegation pursuant to Paragraph 7.



"Change of Control" is defined in Attachment A.

"Code" means the Internal Revenue Code of 1986, as amended from time to time. Reference to the Code shall be deemed to include any regulations or other interpretive guidance.

"Committee" means the Compensation Committee or any committee designated pursuant to Paragraph 7.

"Common Stock" means the ordinary shares of LyondellBasell Industries N.V., par value €0.04 per share.

"Company" means LyondellBasell Industries N.V., and any successor entity.

"Compensation Committee" means the Compensation and Talent Development Committee of the Board or any successor committee of the Board that is designated by the Board to administer certain portions of the Plan.

"Director" means an individual serving as a member of the Board.

"Director Award" means the grant of any Option, SAR, or Stock Award, whether granted singly or in combination, to a Participant who is a Nonemployee Director pursuant to such applicable terms, conditions, and limitations (including treatment as a Performance Award) as may be established in order to fulfill the objectives of the Plan.

"Director Award Agreement" means one or more agreements between the Company and a Nonemployee Director setting forth the terms, conditions, and limitations applicable to a Director Award.

"Dividend Equivalents" means an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to shareholders of record on a like number of shares of Common Stock. Dividend Equivalents shall not be provided with respect to any Award granted hereunder, except to the extent specifically provided under an Award Agreement and subject to the terms thereof.

"Employee" means any regular employee of a Participating Employer, including any such individual who is assigned to work for a joint venture with an Affiliate.

"Employee Award" means the grant of any Option, SAR, Stock Award, or Cash Award, whether granted singly or in combination, to an Employee pursuant to such applicable terms, conditions, and limitations (including treatment as a Performance Award) as may be established in order to fulfill the objectives of the Plan.

"Employee Award Agreement" means one or more agreements between the Company and an Employee setting forth the terms, conditions, and limitations applicable to an Employee Award.

"Fair Market Value" of a share of Common Stock means, as of a particular date, (i) if shares of Common Stock are listed on a national securities exchange, the final closing sales price per share of the Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (ii) if shares of Common Stock are not so listed, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by the OTC Bulletin Board, or, if not reported by the OTC Bulletin Board, by Pink OTC Markets Inc., or (iii) if none of the above are applicable, the fair market value of a share of Common Stock as determined in good faith by the Committee in a manner that complies with the requirements of Section 409A of the Code, if applicable.

"Grant Date" means the date an Award is granted to a Participant pursuant to the Plan. The Grant Date for a substituted award is the grant date of the original award.

"Grant Price" means the price at which a Participant may exercise his or her right to receive cash or Common Stock, as applicable, under the terms of an Award.

"Nonemployee Director" means an individual serving as a member of the Board who is not an Employee.

"Option" means a right to purchase a specified number of shares of Common Stock at a specified Grant Price.

"Participant" means an Employee or a Director to whom an Award has been granted under this Plan.

"Participating Employer" means the Company, together with any Affiliate of the Company whose Employees are included in the Plan upon authorization of the Committee.

"Performance Award" means an award pursuant to this Plan, including any Option, SAR, Stock Award, or Cash Award, that is subject to the attainment of one or more Performance Goals.

"Performance Goal" means one or more standards established by the Committee to determine in whole or in part whether a Performance Award shall be earned.

"Restricted Stock" means any shares of Common Stock that are restricted or subject to forfeiture provisions.

"Restricted Stock Unit" means a Stock Unit that is restricted or subject to forfeiture provisions.

"Restriction Period" means a period of time beginning as of the Grant Date of an Award of Restricted Stock or Restricted Stock Units and ending as of the date upon which the Common Stock subject to or evidenced by such Award is no longer restricted or subject to forfeiture provisions.

"Stock Appreciation Right" or "SAR" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value or other specified valuation of a specified number of shares of Common Stock on the date the right is exercised over a specified Grant Price, in each case, as determined by the Committee.

"Stock Award" means an Award in the form of shares of Common Stock or Stock Units, including an award of Restricted Stock or Restricted Stock Units, which may be granted in tandem with, to the extent relevant, a cash entitlement of €0.04 per share of Common Stock to satisfy the payment obligation to pay-up any newly issued shares of Common Stock.

"Stock-Based Award Limitations" has the meaning set forth in Paragraph 5.

"Stock Unit" means a unit evidencing the right to receive in specified circumstances one share of Common Stock or equivalent value (as determined by the Committee).

(4) *Eligibility*.

(a) Employees. All Employees are eligible for the grant of Employee Awards under this Plan in the discretion of the Committee. The Committee in its sole discretion shall designate Employees to be Participants by granting Awards under this Plan. The Committee may grant an Employee Award to an individual whom it expects to become an Employee within the following six months, with the Employee Award subject to the individual's actually becoming an Employee within that time, and subject to other terms and conditions the Committee establishes.

(b) Directors. Nonemployee Directors are eligible for the grant of Director Awards under this Plan. The Board in its sole discretion shall designate Nonemployee Directors to be Participants by granting Awards under this Plan.

(c) General. The granting of an Award under the terms of this Plan does not confer upon any Participant any right to any future Award. There is no obligation for uniformity among Participants.



(5) *Common Stock Available for Awards*. Subject to the provisions of Paragraph 19 hereof, no Award shall be granted if it shall cause the aggregate number of shares of Common Stock issued under this Plan plus the number of shares of Common Stock covered by or subject to Awards then outstanding under this Plan (after giving effect to the grant of the Award in question) to exceed ~~30,000,000~~38,000,000.

The number of shares of Common Stock that are the subject of Awards under this Plan that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the shares covered by an Award are not issued to a Participant or are exchanged for Awards that do not involve Common Stock, shall again immediately become available for Awards hereunder. Notwithstanding the foregoing or anything to the contrary contained herein, the following shares of Common Stock shall not again be made available for Awards hereunder: (i) shares tendered or withheld to satisfy the tax and withholding obligations for Awards; (ii) shares tendered by a Participant or withheld by the Company in payment of the Grant Price of an Award; (iii) shares subject to a SAR that are not issued in connection with its stock settlement on exercise thereof; and (iv) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options. Shares of Common Stock delivered under the Plan as an Award or in settlement of an Award issued or made (a) upon the assumption, substitution, conversion, or replacement of outstanding awards under a plan or arrangement of an entity acquired in a merger or other acquisition or (b) as a post-transaction grant under such a plan or arrangement of an acquired entity shall not reduce or be counted against the maximum number of shares of Common Stock available for delivery under the Plan, to the extent that the exemption for transactions in connection with mergers and acquisitions from the shareholder approval requirements of the New York Stock Exchange (or any applicable national stock exchange on which the Common Stock is then listed) for equity compensation plans applies. The Committee may from time to time adopt and observe such rules and procedures concerning the counting of shares against the Plan maximum or any sublimit as it may deem appropriate, including rules more restrictive than those set forth above to the extent necessary to satisfy the requirements of any national stock exchange on which the Common Stock is listed or any applicable regulatory requirement. The Board and the appropriate officers of the Company are authorized to take from time to time whatever actions are necessary, and to file any required documents with governmental authorities, stock exchanges, and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards. Shares of Common Stock delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or private purchase, or a combination of the foregoing.

Subject to the provisions of Paragraph 19 hereof, the following limitations shall apply to any Awards made hereunder:

(a) No Employee may be granted during any calendar year Awards consisting of Options or SARs that are exercisable for more than 5,000,000 shares of Common Stock;

(b) No Employee may be granted during any calendar year Stock Awards covering or relating to more than 1,000,000 shares of Common Stock (the limitation set forth in this clause (b), together with the limitation set forth in clause (a) above, being hereinafter collectively referred to as the "Stock-Based Award Limitations"); and

(c) No Nonemployee Director may be granted during any calendar year Awards that exceed $2,000,000 in aggregate grant date fair market value, calculated by multiplying the number of units granted times the fair market value of our Common Stock on that date.

(6) *Administration*.

(a) This Plan shall be administered by the Committee, except as otherwise provided herein.

(b) Subject to the provisions hereof, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations, and guidelines for carrying out this Plan as it may deem necessary or proper. Subject to Paragraph 12 herein, the Committee may, in its discretion, provide for the extension of the exercisability of an Employee Award, accelerate the vesting or exercisability of an Employee Award, eliminate or make less restrictive any restrictions applicable to an Employee Award, waive any restriction or other provision of this Plan (insofar as such provision relates to Employee Awards) or an Employee Award, or otherwise amend or modify an Employee Award in any manner that is either (i) not adverse to the Participant to whom such Employee Award was granted (including in a manner which could result in accelerated or additional tax under Section 409A of the Code) or (ii) consented to by such Participant.



Notwithstanding anything herein to the contrary, without the prior approval of the Company's shareholders, Options or SARs issued under the Plan will not be repriced, replaced, or regranted through cancellation or by decreasing the exercise price of a previously granted Option or SAR, except as expressly provided by the adjustment provisions of Paragraph 19. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to further the Plan purposes. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive, and binding on all parties concerned.

(a) No member of the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of Paragraph 7 of this Plan shall be liable for anything done or omitted to be done by him or her, by any member of the Committee, or by any officer of the Company in connection with the performance of any duties under this Plan, except for his or her own willful misconduct, bad faith, or as expressly provided by statute.

(b) The Board shall have the same powers, duties, and authority to administer the Plan with respect to Director Awards as the Committee retains with respect to Employee Awards.

(7) *Delegation of Authority*. Following the authorization of a pool of cash or shares of Common Stock to be available for Awards, the Board or the Committee may authorize a committee of one or more members of the Board, or one or more officers of the Company, to grant individual Employee Awards from such pool pursuant to such conditions or limitations as the Board or the Committee may establish consistent with applicable law; provided that the Committee or full Board shall itself grant or approve the grant of awards to any Participant deemed to be an officer of the Company under Section 16 of the Exchange Act. The Committee may delegate to the Chief Executive Officer and to other employees of the Company its administrative duties under this Plan (excluding its granting authority for Awards, other than pursuant to authorization of a pool,) pursuant to such conditions or limitations as the Committee may establish. The Committee may engage or authorize the engagement of a third party administrator to carry out administrative functions under the Plan.

(8) *Employee Awards*.
The Committee shall determine the type or types of Employee Awards to be made under this Plan and shall designate from time to time the Employees who are to be the recipients of such Awards. Each Employee Award shall be embodied in an Employee Award Agreement, which shall contain such terms, conditions, and limitations as shall be determined by the Committee in its sole discretion and, if required by the Committee, shall be signed by the Participant to whom the Employee Award is granted and signed for and on behalf of the Company. Employee Awards may consist of those listed in this Paragraph 8 and may be granted singly or in combination. Employee Awards may also be granted in combination with, in replacement of (subject to the last sentence of Paragraph 17), or as alternatives to, grants or rights under this Plan or any other employee plan of the Company or any Participating Employer, including the plan of any acquired entity. Subject to the immediately following Clauses a. and b., an Employee Award may provide for the grant or issuance of additional, replacement, or alternative Employee Awards upon the occurrence of specified events, including the exercise of the original Employee Award granted to a Participant. All or part of an Employee Award may be subject to conditions established by the Committee, which may include, but are not limited to, continuous service with the Company and the Participating Employers, achievement of specific business objectives, items referenced in Clause e. below, and other comparable measurements of performance. Upon the termination of employment by a Participant who is an Employee, any unexercised, deferred, unvested, or unpaid Employee Awards shall be treated as set forth in the applicable Employee Award Agreement or as otherwise specified by the Committee. Notwithstanding the foregoing, any Award that constitutes a "stock right" within the meaning of Section 409A of the Code shall only be granted to Participants with respect to whom the Company is an "eligible issuer of service recipient stock" under Section 409A of the Code.

(a) Options. An Employee Award may be in the form of an Option. The Grant Price of an Option shall be not less than the Fair Market Value of the Common Stock subject to such Option on the Grant Date. The term of the Option shall extend no more than 10 years after the Grant Date. Options may not include provisions that "reload" the Option upon exercise. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any Options awarded to Employees pursuant to this Plan, including the Grant Price, the term of the Options, the number of shares subject to the Option, and the date or dates upon which they become exercisable, shall be determined by the Committee.

(b) Stock Appreciation Rights. An Employee Award may be in the form of an SAR. On the Grant Date, the Grant Price of an SAR shall be not less than the Fair Market Value of the Common Stock subject to such SAR. The exercise period for an SAR shall extend no more than 10 years after the Grant Date. SARs may not include provisions that "reload" the SAR upon exercise. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any SARs awarded to Employees pursuant to this Plan, including the Grant Price, the term of any SARs, and the date or dates upon which they become exercisable, shall be determined by the Committee.

(c) Stock Awards. An Employee Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Awards granted pursuant to this Plan shall be determined by the Committee.

(d) Cash Awards. An Employee Award may be in the form of a Cash Award. The terms, conditions, and limitations applicable to any Cash Awards granted pursuant to this Plan shall be determined by the Committee.

(e) Performance Awards. Without limiting the type or number of Employee Awards that may be made under the other provisions of this Plan, an Employee Award may be in the form of a Performance Award. The terms, conditions and limitations applicable to any Performance Awards granted to Participants pursuant to this Plan shall be determined by the Committee. The Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Participant and/or the portion of an Award that may be exercised.

(9) *Director Awards*.
The Board may grant Director Awards to Nonemployee Directors of the Company from time to time in accordance with this Paragraph 9. Director Awards may consist of those listed in this Paragraph 9 and may be granted singly or in combination. Each Director Award may, in the discretion of the Board, be embodied in a Director Award Agreement, which shall contain such terms, conditions, and limitations as shall be determined by the Board in its sole discretion and, if required by the Board, shall be signed by the Participant to whom the Director Award is granted and signed for and on behalf of the Company.

(a) Options. A Director Award may be in the form of an Option. The Grant Price of an Option shall be not less than the Fair Market Value of the Common Stock subject to such Option on the Grant Date. In no event shall the term of the Option extend more than 10 years after the Grant Date. Options may not include provisions that "reload" the option upon exercise. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any Options awarded to Participants pursuant to this Paragraph 9, including the Grant Price, the term of the Options, the number of shares subject to the Option and the date or dates upon which they become exercisable, shall be determined by the Board.

(b) Stock Appreciation Rights. A Director Award may be in the form of an SAR. On the Grant Date, the Grant Price of an SAR shall be not less than the Fair Market Value of the Common Stock subject to such SAR. The exercise period for an SAR shall extend no more than 10 years after the Grant Date. SARs may not include provisions that "reload" the SAR upon exercise. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any SARs awarded to Nonemployee Directors pursuant to this Plan, including the Grant Price, the term of any SARs, and the date or dates upon which they become exercisable, shall be determined by the Board.

(c) Stock Awards. A Director Award may be in the form of a Stock Award. Any terms, conditions, and limitations applicable to any Stock Awards granted to a Nonemployee Director pursuant to this Plan, including but not limited to rights to Dividend Equivalents, shall be determined by the Board.

(d) Performance Awards. Without limiting the type or number of Director Awards that may be made under the other provisions of this Plan, a Director Award may be in the form of a Performance Award. Any additional terms, conditions, and limitations applicable to any Performance Awards granted to a Nonemployee Director pursuant to this Plan shall be determined by the Board. The Board shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Nonemployee Director.

(10) *Change of Control*. Notwithstanding any other provisions of the Plan, including Paragraphs 8 and 9 hereof, unless treatment of an Award upon Change of Control is otherwise expressly addressed in the applicable Award Agreement, in the event of a Change of Control during a Participant's employment (or service as a Nonemployee Director) with the Company or a Participating Employer, followed within one year by the involuntary termination of employment of such Participant for any reason other than Cause (or separation from service of such Nonemployee Director), (i) each Award (other than any Performance Award) granted under this Plan to the Participant shall become immediately vested and fully exercisable and any restrictions applicable to the Award shall lapse, (ii) each Performance Award granted under this Plan to the Participant shall become immediately vested on a pro-rata basis, with the portion that vests determined by the fraction equal to (x) the number of whole calendar months of the Participant's employment in the applicable performance period ending on the vesting event divided by (y) the number of whole calendar months in the performance period (with the Performance Award deemed earned by reference to the attainment of the applicable Performance Goals as of the close of the last quarter ending on or before the Change of Control, as determined by the Committee in its sole discretion), and (iii) if the Award is an Option or SAR and has not been cancelled pursuant to the terms of the Plan, such Award shall remain exercisable until the expiration of the term of the Award. Notwithstanding the foregoing, with respect to any Stock Unit or Restricted Stock Unit or other Award that vests, pursuant to the terms of the Award Agreement, solely upon a Change of Control and that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, the settlement of such Award pursuant to this Paragraph 10 shall only occur upon the Change of Control if such Change of Control constitutes a "change in control event" within the meaning of Treasury Regulation § 1.409A-3(i)(5). For purposes of this Paragraph 10, an involuntary termination shall include constructive termination of employment for good reason, which shall have the meaning set forth in the Award Agreement or, if not otherwise defined, shall mean the occurrence, without the Participant's express written consent, of a material diminution in the Participant's employment duties, responsibilities or authority, any material reduction in the Participant's base salary or targeted incentive compensation, or any relocation of the Participant's principal place of employment as of the date of the Change of Control of more than 100 miles, following which (i) the Participant provides written notice of the existence of the condition within 90 days after its initial existence (ii) the Company and its Affiliates fail to cure the condition within 30 days after receipt of the notice, and (iii) the Participant terminates employment within twelve months after the Change of Control.

(11) *Non-United States Participants*. The Committee may grant Awards to eligible persons outside the United States under such terms and conditions as may, in the judgment of the Committee, be necessary or advisable to comply with the laws of the applicable foreign jurisdictions and, to that end, may establish sub-plans, modified option exercise procedures, and other terms and procedures. Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law, any governing statute, or any other applicable law.

(12) *Minimum Vesting*. Awards granted ~~after May 31, 2019~~ under the Plan shall be subject to a minimum vesting period of 12 months from the Grant Date. Notwithstanding the foregoing, the minimum vesting schedule shall not apply to: (a) Awards that vest in connection with a Participant's death, disability, retirement, involuntary termination not for Cause, or pursuant to Section 10 herein; and (b) any Awards covering shares totaling less than five percent of the total number of shares ~~(i) remaining available for issuance under the Plan pursuant to Section 5 immediately following May 31, 2019, or (ii)~~ authorized for issuance under the Plan ~~thereafter~~.

(13) *Payment of Awards*.

    (a) *General*. Payment made to a Participant pursuant to an Award may be made in the form of cash or Common Stock, or a combination thereof as the Committee may determine, and may include such restrictions as the Committee shall determine, including, in the case of Common Stock, restrictions on transfer and forfeiture provisions. Any certificates evidencing shares of Restricted Stock (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto.

(b) *Deferral*. With the approval of the Committee and in a manner which is intended to either (i) comply with Section 409A of the Code or (ii) not cause an Award to become subject to Section 409A of the Code, amounts payable to U.S. Participants in respect of Awards may be deferred and paid either in the form of installments or as a lump-sum payment.

(c) *Dividends, Earnings, and Interest*. Rights to dividends or Dividend Equivalents may be extended to and made part of any Stock Award, subject to such terms, conditions, and restrictions as the Committee may establish. The Committee may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments and Dividend Equivalents for Stock Awards.

(d) *Cash-out of Awards*. At the discretion of the Committee, an Award settled under Paragraph 13(a) may be settled by a cash payment in an amount that the Board shall determine in its sole discretion is equal to the fair market value of such Award (which, in the case of an Option or SAR, may be the excess, if any, of the Fair Market Value of the Common Stock subject to such Award over Grant Price of such Award).

(14) *Option Exercise*. The Grant Price of an Option shall be paid in full at the time of exercise in cash or, if permitted by the Committee and elected by the optionee, the optionee may purchase such shares by means of tendering Common Stock or surrendering a separate Award valued at Fair Market Value on the date of exercise, or any combination thereof (provided that such tendered or surrendered shares or Award do not result in adverse accounting treatment to the Company and such shares or Award are not subject to any pledge or security interest). The Committee shall determine acceptable methods for Participants who are Employees to tender Common Stock or other Employee Awards. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Award. The Committee may also provide that an Option may be exercised by a "net-share settlement" method for exercising outstanding Options, whereby the exercise price thereof and/or any tax withholding thereon are satisfied by withholding from the delivery of the shares as to which such Option is exercised a number of shares having a fair market value equal to the applicable exercise price and/or the amount of any tax withholding, canceling such withheld number, and delivering the remainder. The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this Paragraph 14.

(15) *Taxes*. The Company or its designated third party administrator shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of the Employee Award with respect to which withholding is required. If shares of Common Stock are transferred by the Participant to satisfy tax withholding, such shares must not be subject to any pledge or other security interest, must not result in adverse accounting treatment to the Company, and shall be valued based on the Fair Market Value when the tax withholding is required to be made.

(16) *Expatriate Participants*. Grants of Awards and payments of Awards made to expatriate Participants will be, pursuant to the applicable expatriate assignment policy of the Participating Employer, tax normalized based on typical income taxes and social security taxes in the expatriate Participant's home country relevant to the expatriate Participant's domestic circumstances.

(17) *Amendment, Modification, Suspension, or Termination of the Plan and Awards*. The Board may amend, modify, suspend, or terminate this Plan and any Award made thereunder at any time and for any reason, except that (i) no amendment or alteration that would adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant and (ii) no amendment or alteration shall be effective prior to its approval by the shareholders of the Company to the extent such approval is required by applicable legal requirements or the applicable requirements of the securities exchange on which the Company's Common Stock is listed. Notwithstanding anything herein to the contrary, without the prior approval of the Company's shareholders: Options or SARs issued under the Plan will not be repriced, replaced, or regranted through cancellation or by decreasing the Grant Price of a previously granted Option or SAR, except as expressly provided by the adjustment provisions of Paragraph 19, and (iii) Options or SARs may not be repurchased by the Company for cash or other

consideration at a time when the exercise price under such Options or SARs is less than the Fair Market Value of the Common Stock subject to such Award.

(18) *Assignability*. Unless otherwise determined by the Committee and provided in an Award Agreement or the terms of an Award, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except by will, by beneficiary designation, or by the laws of descent and distribution. In the event that a beneficiary designation conflicts with an assignment by will or the laws of descent and distribution, the beneficiary designation will prevail. The Committee may prescribe and include in applicable Award Agreements or the terms of the Award other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this Paragraph 18 shall be null and void.

(19) *Adjustments*.

(a) The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the existing Common Stock), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b) In the event of any subdivision or consolidation of outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock or other stock split, recapitalization or capital reorganization of the Company, consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting Common Stock or any distribution to holders of Common Stock of securities or property (including cash dividends that the Board determines are not in the ordinary course of business but excluding normal cash dividends or dividends payable in Common Stock), the Board shall make such adjustments as it determines, in its sole discretion, appropriate to (x) the number and kind of shares of Common Stock or other securities reserved under this Plan and (y)(i) the number and kind of shares of Common Stock or other securities covered by Awards, (ii) the Grant Price or other price in respect of such Awards, (iii) the Stock-Based Award Limitations and (iv) the appropriate Fair Market Value and other price determinations for such Awards to reflect such transaction. In the event of a corporate merger, consolidation, acquisition of assets or stock, separation, reorganization, or liquidation, the Board shall be authorized (x) to assume under the Plan previously issued compensatory awards, or to substitute new Awards for previously issued compensatory awards, including Awards, as part of such adjustment; (y) to cancel Awards that are Options or SARs and give the Participants who are the holders of such Awards notice and opportunity to exercise for 15 days prior to such cancellation; or (z) to cancel any such Awards and to deliver to the Participants cash in an amount that the Board shall determine in its sole discretion is equal to the fair market value of such Awards on the date of such event, which in the case of Options or SARs shall be the excess, if any, of the Fair Market Value of Common Stock on such date over the Grant Price of such Award.

(c) Notwithstanding the foregoing: (i) any adjustments made pursuant to Paragraph 19 to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in a manner which is intended to not result in accelerated or additional tax to a Participant pursuant to Section 409A of the Code; (ii) any adjustments made pursuant to Paragraph 19 to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner intended to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) do not result in accelerated or additional tax to a Participant pursuant to Section 409A of the Code; and (iii) in any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to Paragraph 19 to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto as of the Grant Date.

(20) *Restrictions*. No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Any certificates evidencing shares of Common Stock delivered under this Plan (to the extent that



such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

(21) *Unfunded Plan*. This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants under this Plan, any such accounts shall be used merely as a bookkeeping convenience, including bookkeeping accounts established by a third party administrator retained by the Company to administer the Plan. The Company shall not be required to segregate any assets for purposes of this Plan or Awards hereunder, nor shall the Company, the Board or the Committee be deemed to be a trustee of any benefit to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to an Award under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement or the terms of the Award, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

(22) *Right to Employment; Claims to Award*. Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or any Participating Employer to terminate any Participant's employment or other service relationship at any time, or confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company or any Participating Employer. Nothing in the Plan confers upon any Employee or Director of the Company or an Affiliate, or other person, any claim or right to be granted an Award under the Plan, or, having been selected for the grant of an Award, to be selected for a grant of any other Award.

(23) *Successors*. All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

(24) *Governing Law*. This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Texas without regard to conflicts of law principles.

(25) *Limitation on Parachute Payments*. In the event the Award Agreement or any other agreement between the Participant and a Participating Employer does not contain any contrary provision regarding the method of avoiding or mitigating the impact of the golden parachute excise tax under Section 4999 of the Code on the Participant, then, notwithstanding any contrary provision of this Plan, if the aggregate present value of all parachute payments payable to or for the benefit of a Participant, whether payable pursuant to this Plan or otherwise, to the extent necessary, any Awards under the Plan shall be reduced in order that this limit not be exceeded, but only if, by reason of such reduction, the net after-tax benefit to the Participant shall exceed the net after-tax benefit if such reduction, together with all other reductions of parachute payments otherwise applicable, were not made. For purposes of this Paragraph 25, the terms "parachute payment," "base amount" and "present value" shall have the meanings assigned thereto under Section 280G of the Code. It is the intention of this Paragraph 25 to avoid excise taxes on the Participant under Section 4999 of the Code or the disallowance of a deduction to the Company pursuant to Section 280G of the Code.

(26) *Section 409A*. It is the intention of the Company that Awards granted under the Plan either (i) shall not be "nonqualified deferred compensation" subject to Section 409A of the Code, or (ii) shall meet the requirements of Section 409A of the Code such that no Participant shall be subject to tax pursuant to Section 409A of the Code in respect thereof, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. Notwithstanding any other provision of the Plan to the contrary, any payments (whether in cash, shares of Common Stock, or other property) with respect to any Award that constitutes "nonqualified deferred compensation" subject to Section 409A of the Code, to be made upon a Participant's termination of employment shall be made no earlier than (A) the first day of the seventh month following the Participant's "separation from service" (within the meaning of Section 409A of the Code) and (B) the Participant's death if at the time of such termination of employment the Participant is a "specified employee," within the meaning of Section 409A of the Code (as determined by the Company in accordance with its uniform policy with respect to all arrangements subject to Section 409A of the Code).

(27) *No Rights as Stockholder*. Except as otherwise specifically provided in the Plan or an Award Agreement, no person shall be entitled to the privileges of ownership in respect of shares of Common Stock that are subject to Awards until such time as such shares have been issued or delivered to that person.

(28) *Clawback*. Notwithstanding anything to the contrary contained in this Plan or any Award Agreement, Awards granted hereunder shall be subject to recovery or clawback by the Company under applicable legal requirements and any clawback policy or award agreement adopted by the Company, whether before or after the date of grant of the Award.

(29) *Miscellaneous*. Pronouns and other words in respect of gender shall be interpreted to refer to both genders, and the titles and headings of the sections in the Plan and Award Agreements are for convenience of reference only. In the event of any conflict, the text of the Plan (or applicable Award Agreement), rather than such titles and headings, shall control.



Attachment "A"

"Change of Control"

The following definitions apply to the Change of Control provision in Paragraph 10 of the foregoing Plan.

"Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect at the time of determination.

"Associate" shall mean, with reference to any Person, (a) any corporation, firm, partnership, association, unincorporated organization, or other entity (other than the Company or a subsidiary of the Company) of which such Person is an officer or general partner (or officer or general partner of a general partner) or is, directly or indirectly, the Beneficial Owner of 10% or more of any class of equity securities, (b) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

"Beneficial Owner" shall mean, with reference to any securities, any Person if:

(a) such Person or any of such Person's Affiliates and Associates, directly or indirectly, is the "beneficial owner" of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act, as in effect at the time of determination) such securities or otherwise has the right to vote or dispose of such securities;

(b) such Person or any of such Person's Affiliates and Associates, directly or indirectly, has the right or obligation to acquire such securities (whether such right or obligation is exercisable or effective immediately or only after the passage of time or the occurrence of an event) pursuant to any agreement, arrangement, or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, other rights, warrants, or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to "beneficially own," (i) securities tendered pursuant to a tender or exchange offer made by such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange or (ii) securities issuable upon exercise of Exempt Rights; or

(c) such Person or any of such Person's Affiliates or Associates (i) has any agreement, arrangement or understanding (whether or not in writing) with any other Person (or any Affiliate or Associate thereof) that beneficially owns such securities for the purpose of acquiring, holding, voting (except as set forth in the proviso to subsection (a) of this definition) or disposing of such securities or (ii) is a member of a group (as that term is used in Rule 13d-5(b) of the General Rules and Regulations under the Exchange Act) that includes any other Person that beneficially owns such securities;

provided, however, that nothing in this definition shall cause a Person engaged in business as an underwriter of securities to be the Beneficial Owner of, or to "beneficially own," any securities acquired through such Person's participation in good faith in a firm commitment underwriting until the expiration of 40 days after the date of such acquisition. For purposes hereof, "voting" a security shall include voting, granting a proxy, consenting or making a request or demand relating to corporate action (including, without limitation, a demand for a shareholder list, to call a shareholder meeting, or to inspect corporate books and records), or otherwise giving an authorization (within the meaning of Section 14(a) of the Exchange Act) in respect of such security.

The terms "beneficially own" and "beneficially owning" shall have meanings that are correlative to this definition of the term "Beneficial Owner."

"Board" shall have the meaning set forth in the foregoing Plan.

"Change of Control" shall mean any of the following occurring after the Original Date:

(a) any Person (other than an Exempt Person) shall become the Beneficial Owner of 50% or more of the shares of Common Stock then outstanding or 50% or more of the combined voting power of the Voting Stock of the Company then outstanding; provided, however, that no Change of Control shall be deemed to occur for purposes of this subsection (a) if such Person shall become a Beneficial Owner of 50% or more of the shares of Common Stock or 50% or more of the combined voting power of the Voting Stock of the Company solely as a result of (i) an Exempt Transaction or (ii) an acquisition by a Person pursuant to a reorganization, merger, or consolidation, if, following such reorganization, merger, or consolidation, the conditions described in clauses (i), (ii), and (iii) of subsection (c) of this definition are satisfied;

(b) individuals who, as of the Original Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Original Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board; provided, further, that there shall be excluded, for this purpose, any such individual whose initial assumption of office occurs as a result of any actual or threatened Election Contest that is subject to the provisions of Rule 14a-11 of the General Rules and Regulations under the Exchange Act;

(c) the Company shall consummate a reorganization, merger, or consolidation, in each case, unless, following such reorganization, merger, or consolidation, (i) 50% or more of the then outstanding shares of common stock of the corporation, or common equity securities of an entity other than a corporation, resulting from such reorganization, merger, or consolidation and the combined voting power of the then outstanding Voting Stock of such corporation or other entity are beneficially owned, directly or indirectly, by all or substantially all of the Persons who were the Beneficial Owners of the outstanding Common Stock immediately prior to such reorganization, merger, or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, or consolidation, of the outstanding Common Stock, (ii) no Person (excluding any Exempt Person or any Person beneficially owning, immediately prior to such reorganization, merger, or consolidation, directly or indirectly, 50% or more of the Common Stock then outstanding or 50% or more of the combined voting power of the Voting Stock of the Company then outstanding) beneficially owns, directly or indirectly, 50% or more of the then outstanding shares of common stock of the corporation, or common equity securities of an entity other than a corporation, resulting from such reorganization, merger, or consolidation or the combined voting power of the then outstanding Voting Stock of such corporation or other entity, and (iii) at least a majority of the members of the board of directors of the corporation, or the body which is most analogous to the board of directors of a corporation if not a corporation, resulting from such reorganization, merger, or consolidation were members of the Incumbent Board at the time of the initial agreement or initial action by the Board providing for such reorganization, merger, or consolidation; or

(d) (i) complete liquidation or dissolution of the Company unless such liquidation or dissolution is approved as part of a plan of liquidation and dissolution involving a sale or disposition of all or substantially all of the assets of the Company to a corporation with respect to which, following such sale or other disposition, all of the requirements of clauses (ii)(A), (B), and (C) of this subsection (d) are satisfied, or (ii) the Company shall consummate the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation or other entity, with respect to which, following such sale or other disposition, (A) 50% or more of the then outstanding shares of common stock of such corporation, or common equity securities of an entity other than a corporation, and the combined voting power of the Voting Stock of such corporation or other entity is then beneficially owned, directly or indirectly, by all or substantially all of the Persons who were the Beneficial Owners of the outstanding Common Stock immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the outstanding Common Stock, (B) no Person (excluding any Exempt Person and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 50% or more of the Common Stock then outstanding or 50% or more of the combined voting power of the Voting Stock of the Company then outstanding) beneficially owns, directly or indirectly, 50% or more of the then outstanding shares of common stock of such corporation, or common equity securities of an entity other than a corporation, and the combined voting power of the then outstanding Voting Stock of such corporation or other entity, and (C) at least a majority of the members of the board of directors of such corporation, or the body which is most analogous to the board of directors of a corporation if not a corporation, were members of the Incumbent Board at the time of the initial agreement or initial action of the Board providing for such sale or other disposition of assets of the Company.

"Common Stock" shall have the meaning set forth in the foregoing Plan.

"Company" shall have the meaning set forth in the foregoing Plan.

"Election Contest" shall mean a solicitation of proxies of the kind described in Rule 14a-12(c) under the Exchange Act.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Exempt Person" shall mean any of the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, and any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan.



"Exempt Rights" shall mean any rights to purchase shares of Common Stock or other Voting Stock of the Company if at the time of the issuance thereof such rights are not separable from such Common Stock or other Voting Stock (i.e., are not transferable otherwise than in connection with a transfer of the underlying Common Stock or other Voting Stock), except upon the occurrence of a contingency, whether such rights exist as of the Original Date or are thereafter issued by the Company as a dividend on shares of Common Stock or other Voting Securities or otherwise.

"Exempt Transaction" shall mean an increase in the percentage of the outstanding shares of Common Stock or the percentage of the combined voting power of the outstanding Voting Stock of the Company beneficially owned by any Person solely as a result of a reduction in the number of shares of Common Stock then outstanding due to the repurchase of Common Stock or Voting Stock by the Company, unless and until such time as (a) such Person or any Affiliate or Associate of such Person shall purchase or otherwise become the Beneficial Owner of additional shares of Common Stock constituting 1% or more of the then outstanding shares of Common Stock or additional Voting Stock representing 1% or more of the combined voting power of the then outstanding Voting Stock, or (b) any other Person (or Persons) who is (or collectively are) the Beneficial Owner of shares of Common Stock constituting 1% or more of the then outstanding shares of Common Stock or Voting Stock representing 1% or more of the combined voting power of the then outstanding Voting Stock shall become an Affiliate or Associate of such Person.

"Person" shall mean any individual, firm, corporation, partnership, association, trust, unincorporated organization, or other entity.

"Voting Stock" shall mean, (i) with respect to a corporation, all securities of such corporation of any class or series that are entitled to vote generally in the election of, or to appoint by contract, directors of such corporation (excluding any class or series that would be entitled so to vote by reason of the occurrence of any contingency, so long as such contingency has not occurred) and (ii) with respect to an entity which is not a corporation, all securities of any class or series that are entitled to vote generally in the election of, or to appoint by contract, members of the body which is most analogous to the board of directors of a corporation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number: 001-34726

LyondellBasell Industries N.V.

(Exact name of registrant as specified in its charter)

Netherlands		**98-0646235**
(State or other jurisdiction of incorporation or organization)		**(I.R.S. Employer Identification No.)**

2800 Post Oak Blvd.	**4th Floor, One Vine Street**	
Suite 5100	**London**	**Delftseplein 27E**
Houston, Texas	**W1J0AH**	**3013AA Rotterdam**
USA 77056	**United Kingdom**	**Netherlands**

(Address of principal executive offices) (Zip Code)

(713) 309-7200	**+44 (0) 207 220 2600**	**+31 (0) 10 275 5500**

(Registrant's telephone numbers, including area codes)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary Shares, €0.04 Par Value	**LYB**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of common stock held by non-affiliates of the registrant on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price on that date of $57.86, was $14.8 billion. For purposes of this disclosure, in addition to the registrant's executive officers and members of its Board of Directors, the registrant has included Access Industries, LLC and its affiliates as "affiliates."

The registrant had 322,169,978 ordinary shares outstanding at February 18, 2026 (excluding 18,252,520 treasury shares).

Documents incorporated by reference:

Portions of the 2026 Proxy Statement, in connection with the Company's 2026 Annual Meeting of Shareholders (in Part III), as indicated herein.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). You can identify our forward-looking statements by the words "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and similar expressions.

We based forward-looking statements on our current expectations, estimates and projections of our business and the industries in which we operate. We caution you that these statements are not guarantees of future performance. They involve assumptions about future events that, while made in good faith, may prove to be incorrect and involve risks and uncertainties we cannot predict. Our actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

- the cost of raw materials represents a substantial portion of our operating expenses and energy costs generally follow price trends of crude oil, natural gas liquids and/or natural gas; price volatility can significantly affect our results of operations and we may be unable to pass raw material and energy cost increases on to our customers due to the significant competition that we face, the commodity nature of our products and the time required to implement pricing changes;

- our operations in the United States ("U.S.") benefit from low-cost natural gas and natural gas liquids; decreased availability of these materials (for example, from their export or regulations impacting hydraulic fracturing in the U.S.) could reduce the current benefits we receive;

- if crude oil prices are low relative to U.S. natural gas prices, we could see less benefit from low-cost natural gas and natural gas liquids and it could have a negative effect on our results of operations;

- industry production capacities and operating rates may lead to extended periods of oversupply and low profitability and our future operating and financial results are dependent on the pace of global capacity rationalization;

- we may face unplanned operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failures, unscheduled downtime, supplier disruptions, labor shortages, strikes, work stoppages or other labor difficulties, transportation interruptions, spills and releases and other environmental incidents) at any of our facilities, which would negatively impact our operating results;

- changes in general economic, business, political and regulatory conditions in the countries or regions in which we operate could increase our costs through tariffs or otherwise, limit or disrupt trade, restrict our operations and reduce our operating results;

- our ability to execute our organic growth plans may be negatively affected by our ability to complete projects on time and on budget;

- the successful outcome of any planned sale of our assets, or our ability to acquire or dispose of product lines, businesses, or assets could disrupt our business and harm our financial condition and results of operations;

- uncertainties associated with worldwide economies could create reductions in demand and pricing, as well as increased counterparty risks, which could reduce liquidity or cause financial losses resulting from counterparty default;

- the negative outcome of any legal, tax and environmental proceedings or changes in laws or regulations regarding legal, tax and environmental matters may increase our costs, reduce demand for our products, or otherwise limit our ability to achieve savings under current regulations;

- any loss or non-renewal of favorable tax treatment under tax agreements or tax treaties, or changes in tax laws, regulations or treaties, may substantially increase our tax liabilities;

- we may be required to reduce production or idle certain facilities because of the cyclical and volatile nature of the supply-demand balance in the chemical industries, which would negatively affect our operating results;

- we rely on continuing technological innovation, and an inability to protect our technology, or others' technological developments, could negatively impact our competitive position;

- we have significant international operations, and fluctuations in exchange rates, valuations of currencies and our possible inability to access cash from operations in certain jurisdictions on a tax-efficient basis, if at all, could negatively affect our liquidity and our results of operations;

- we are subject to the risks of doing business at a global level, including wars, terrorist activities, political and economic instability and disruptions and changes in governmental policies, which could cause increased expenses, decreased demand or prices for our products and/or disruptions in operations, all of which could reduce our operating results;

- if we are unable to achieve our emission reduction, circularity, or other sustainability targets, it could result in reputational harm, changing investor sentiment regarding investment in our stock or a negative impact on our access to and cost of capital;

- our ability to execute and achieve the expected results of our value enhancement program and cash improvement plan;

- our ability to maintain our investment-grade credit rating and execute our capital allocation strategy, including our ability to pay dividends;

- if we are unable to comply with the terms of our credit facilities, indebtedness and other financing arrangements, those obligations could be accelerated, which we may not be able to repay; and

- we may be unable to incur additional indebtedness or obtain financing on terms that we deem acceptable, including for refinancing of our current obligations; higher interest rates and costs of financing would increase our expenses.

Any of these factors, or a combination of these factors, could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Our management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and any other cautionary statements that may accompany such forward-looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the "Risk Factors" section of this report.

Items 1 and 2. Business and Properties.

OVERVIEW

LyondellBasell Industries N.V. is a global, independent chemical company and was incorporated, as a *Naamloze Vennootschap,* under Dutch law on October 15, 2009. Unless otherwise indicated, the "Company," "we," "our," "us" and "LyondellBasell" are used in this report to refer to the businesses of LyondellBasell Industries N.V. and its consolidated subsidiaries.

We participate globally across the petrochemical value chain and are an industry leader in many of our product lines. Our chemicals businesses consist primarily of large processing plants that convert large volumes of liquid and gaseous hydrocarbon feedstocks into plastic resins and other chemicals. Our chemical products tend to be basic building blocks for other chemicals and plastics. Our plastic products are used in large volumes as well as smaller specialty applications. Our customers use our plastics and chemicals to manufacture a wide range of products that people use in their everyday lives, including food packaging, home furnishings, automotive components, paints and coatings. We also develop and license chemical and polyolefin process technologies, and manufacture and sell polyolefin catalysts.

Our financial performance is influenced by the supply and demand for our products, the cost and availability of feedstocks and commodity products, global and regional production capacity, our operational efficiency and our ability to control costs. We have a strong operational focus and, as a large volume producer of commodities, continuously strive to differentiate ourselves through safe, reliable and low-cost operations in all of our businesses. We purchase large quantities of natural gas, electricity and steam which we use as energy to fuel our facilities and purchase large quantities of natural gas liquids and crude oil derivatives which we use as feedstocks. The relatively low cost of natural gas-derived raw materials in the U.S. versus the global cost of crude oil-derived raw materials has had a positive influence on the profitability of our North American operations.

Strategy

Our strategy aims to drive focus, differential growth and value creation through three strategic pillars:

Growing and upgrading the core—We expect to reshape our business portfolio to support growth, increase resiliency and drive higher returns. We will leverage our legacy strengths in technology, cost management, operational excellence and our global reach to focus on businesses with leading positions in growing markets with advantaged feedstocks and attractive returns.

Building a profitable Circular & Low Carbon Solutions ("CLCS") business—We expect our CLCS business will grow to become a leader in meeting the rapidly growing demand for sustainable solutions at scale. We are building a comprehensive platform for sourcing recycled and renewable feedstocks while leveraging our innovative technologies and our existing asset base to serve our customers' needs for sustainable materials. Our CLCS business is a part of our Olefins and Polyolefins-Americas and Olefins and Polyolefins-Europe, Asia, International segments.

Stepping up performance and culture—We aim to unlock significant opportunities by reshaping our culture toward a more comprehensive focus on continuous value creation, including the transformation of our Advanced Polymer Solutions business.

Our strategy is supported by an experienced leadership team, an optimized organizational structure and an ownership mindset; our advantaged cost position and global scale; our robust Value Enhancement Program; our strong cash generation; and a capital allocation approach grounded in an investment grade balance sheet.

SEGMENTS

We manage our operations through five operating segments. Our reportable segments are:
- *Olefins and Polyolefins-Americas* ("O&P-Americas"). Our O&P-Americas segment produces and markets olefins and co-products, polyethylene and polypropylene.

- *Olefins and Polyolefins-Europe, Asia, International* ("O&P-EAI"). Our O&P-EAI segment produces and markets olefins and co-products, polyethylene and polypropylene.

- *Intermediates and Derivatives* ("I&D"). Our I&D segment produces and markets propylene oxide and its derivatives; oxyfuels and related products; and intermediate chemicals such as styrene monomer and acetyls.

- *Advanced Polymer Solutions* ("APS"). Our APS segment produces and markets compounding and solutions, such as polypropylene compounds, engineered plastics, masterbatches, engineered composites and colors.

- *Technology*. Our Technology segment develops and licenses chemical and polyolefin process technologies and manufactures and sells polyolefin catalysts.

In February 2025, we ceased business operations at our Houston refinery. Accordingly, our refining business, previously disclosed as the Refining segment, is reported as a discontinued operation.

Financial information about our business segments and geographical areas can be found in Note 22 to the Consolidated Financial Statements. Information about the locations where we produce our primary products can be found under "Description of Properties." No single customer accounted for 10% or more of our total revenues in 2025, 2024 or 2023.

Olefins and Polyolefins Segments Generally

We are one of the leading worldwide producers of olefins and polyethylene ("PE") and we are the world's second largest producer of polypropylene ("PP"). We manage our olefin and polyolefin business in two reportable segments, O&P-Americas and O&P-EAI.

Olefins and Co-products—Ethylene is the most significant petrochemical in terms of worldwide production volume and is the key building block for PE and many other chemicals and plastics. Ethylene is produced by steam cracking hydrocarbons such as ethane, propane, butane and naphtha. This production results in co-products such as aromatics and other olefins, including propylene and butadiene. Ethylene and its co-products are fundamental to many parts of the economy, including the production of consumer products, packaging, housing and automotive components and other durable and nondurable goods. Olefins and co-products sales accounted for approximately 14%, 15% and 15% of our consolidated revenues in 2025, 2024 and 2023, respectively.

Polyolefins—Polyolefins such as PE and PP are polymers derived from olefins including ethylene and propylene. Polyolefins are the most widely used thermoplastics in the world and are found in applications and products that enhance the everyday quality of life. Our products are used in consumer, automotive and industrial applications ranging from food and beverage packaging to housewares and construction materials.

- *Polyethylene*—We produce high density polyethylene, low density polyethylene and linear low-density polyethylene. PE sales accounted for approximately 24%, 23% and 23% of our consolidated revenues in 2025, 2024 and 2023, respectively.

- *Polypropylene*—We produce PP homopolymers and copolymers. PP sales accounted for approximately 19%, 19% and 17% of our consolidated revenues in 2025, 2024 and 2023, respectively.

Olefins and Polyolefins-Americas Segment

Overview—Our O&P-Americas segment produces and markets olefins and co-products, polyethylene and polypropylene.

Sales & Marketing / Customers—Most of the ethylene we produce is consumed internally as a raw material in the production of PE and other derivatives, with the balance sold to third party customers, primarily under long-term contracts.

Our propylene production is used as a raw material in the production of PP and propylene oxide and derivatives of those products, and we regularly purchase propylene from third parties because our internal needs exceed our internal production. In addition to purchases of propylene, we purchase ethylene for resale, when necessary, to satisfy customer demand above our own production levels. Volumes of any of these products purchased for resale can vary significantly from period to period and are typically most significant during extended outages of our own production, such as during planned maintenance. However, purchased volumes have not historically had a significant impact on profits, except to the extent that they replace our lower-cost production. We also consume PP in our PP compounding business, which is included in our APS segment.

Most of the ethylene and propylene production from our Channelview, Corpus Christi and La Porte, Texas facilities is shipped via a pipeline system, which has connections to numerous U.S. Gulf Coast consumers. This pipeline system extends from Corpus Christi to Mont Belvieu, Texas. In addition, exchange agreements with other ethylene and co-products producers allow access to customers who are not directly connected to this pipeline system. Some ethylene is shipped by railcar from our Clinton, Iowa facility to our Morris, Illinois facility and some is shipped directly to customers. Propylene from Clinton and Morris is generally shipped by marine vessel, barge, railcar or truck.

Our PP and PE production is typically sold through our sales organization to an extensive base of established customers and distributors servicing both the domestic and export markets either under annual contracts or on a spot basis. We have sales offices in various locations in North America and our polyolefins are primarily transported in North America by railcar or truck. Export sales are primarily to customers in Latin America.

Joint Venture Relationships—We have a 50% interest in Louisiana Integrated PolyEthylene JV LLC ("Louisiana Joint Venture") which provides us with capacity of approximately 770 thousand tons of ethylene and 445 thousand tons of low density and linear-low density PE production per year. We operate the joint venture assets and market the polyethylene off-take for all partners through our global sales team. We also participate in a joint venture in Mexico, which provides us with capacity of approximately 290 thousand tons of PP production per year. We do not hold a majority interest in or have operational control of this joint venture. The capacities are based on our percentage ownership of the joint ventures' total capacity.

Raw Materials—Raw material cost is the largest component of the total cost to produce ethylene and its co-products. The primary raw materials used in our Americas olefin facilities are natural gas liquids ("NGLs") and heavy liquids. Heavy liquids include crude oil-based naphtha and other refined products, as well as condensate, a very light crude oil resulting from natural gas production. NGLs include ethane, propane and butane. The use of heavy liquid raw materials results in the production of significant volumes of co-products such as propylene, butadiene and benzene, as well as gasoline blending components, while the use of NGLs results in the production of fewer co-products.

Our ability to pass on raw material price increases to our customers is dependent on market-driven demand for olefins and polyolefins. Sales prices for products sold in the spot market are determined by market forces. Our contract prices are influenced by product supply and demand conditions, spot prices, indices published in industry publications and, in some instances, cost recovery formulas.

Shale-based NGLs provide a cost advantage over heavy liquids, particularly in the United States ("U.S."). A plant's flexibility to consume a wide range of raw materials generally provides an advantage over plants that are restricted in their processing capabilities. Our Americas facilities can process significant quantities of either heavy liquids or NGLs. We estimate that in the U.S. we can produce up to approximately 90% of our total ethylene output using NGLs. Changes in the raw material feedstock mix utilized in the production process will result in variances in production capacities among products. We believe our raw material flexibility in the U.S. is a key advantage in our production of ethylene and its co-products.

Industry Dynamics / Competition—With respect to olefins and polyolefins, competition is based on price and, to a lesser extent, on product quality, product delivery, reliability of supply, product performance and customer service. Profitability is affected not only by supply and demand for olefins and polyolefins, but also by raw material costs and price competition among producers, which may intensify due to, among other things, the addition of new capacity. In general, demand is a function of economic growth, including the regional dynamics that underlie global growth trends.

We compete in North America with other large marketers and producers, including global chemical companies, chemical divisions of large oil companies and regional marketers and producers.

Based on published capacity data and including our proportionate share of joint ventures, we believe as of December 31, 2025, we were:

- the third largest producer of ethylene in North America with ethylene capacity of 6.2 million tons per year;
- the third largest producer of PE in North America with capacity of 4.1 million tons per year; and
- the largest producer of PP in North America with capacity of 1.9 million tons per year, including approximately 290 thousand tons of *Catalloy* capacity.

Olefins and Polyolefins-Europe, Asia, International Segment

Overview—Our O&P-EAI segment produces and markets olefins and co-products, polyethylene and polypropylene.

Sales & Marketing / Customers—Our ethylene production is primarily consumed internally as a raw material in the production of polyolefins, and we purchase additional ethylene as needed to meet our production needs. Our propylene production is used as a raw material in the production of PP and propylene oxide and derivatives of those products, and we regularly purchase propylene from third parties because our internal needs exceed our internal production.

With respect to PP and PE, our production is typically sold through our sales organization to an extensive base of established customers under annual contracts or on a spot basis and is also sold through distributors. Our polyolefins are primarily transported in Europe by railcar or truck.

Our regional sales offices are in various locations, including The Netherlands, Hong Kong, China, India and the United Arab Emirates. We also operate through a worldwide network of local sales and representative offices in Europe and Asia. Our joint ventures described below typically manage their domestic sales and marketing efforts independently, and we typically operate as their agent for all or a portion of their exports.

Joint Venture Relationships—We participate in several manufacturing joint ventures in Saudi Arabia, China, Poland, South Korea, and Thailand. We do not hold majority interests in any of these joint ventures, nor do we have operational control. These joint ventures provide us with annual production capacity of approximately 1.8 million tons of PP, approximately 1.6 million tons of olefins and approximately 760 thousand tons of PE. These capacities are based on our percentage ownership interest in the joint ventures' total capacities.

We generally license our polyolefin process technologies and supply catalysts to our joint ventures through our Technology segment. Some of our joint ventures are able to source cost advantaged raw materials from their local shareholders.

Raw Materials—Raw material cost is the largest component of the total cost for the production of olefins and co-products. The primary raw material used in our European olefin facilities is naphtha; however, we also have the capability to displace up to half of our European assets' naphtha needs with other feedstocks, such as liquified petroleum gases. We have flexibility to vary the raw material mix and process conditions in our plants in order to maximize profitability as market prices for both feedstocks and products change.

The principal raw materials used in the production of polyolefins are propylene and ethylene. In Europe, we have the capacity to produce approximately 60% of the propylene requirements for our European PP production and all of the ethylene requirements for our European PE production. Propylene and ethylene requirements that are not produced internally are generally acquired pursuant to long-term contracts with third party suppliers or via spot purchases.

In 2024, we began construction of *MoReTec*-1, our first industrial-scale chemical recycling plant located at our site in Wesseling, Germany. This facility will use our proprietary *MoReTec* technology to convert hard-to-recycle mixed plastic waste into circular feedstock for producing new polymers. This plant is expected to have an annual capacity of 50 thousand metric tons per year.

Our ability to pass through the increased cost of raw materials to customers is dependent on global market demand for olefins and polyolefins. In general, the pricing for purchases and sales of most products is determined by global market forces, including the impacts of foreign exchange rates relative to the pricing of the underlying raw materials, most of which are priced in U.S. dollars. There can be a lag between raw material price changes and contract product price changes that will cause volatility in our product margins.

Industry Dynamics / Competition—With respect to olefins and polyolefins, competition is based on price, product quality, product delivery, reliability of supply, product performance and customer service. We compete with regional and multinational chemical companies and divisions of large oil companies. The petrochemical market has been affected by the price volatility of naphtha, the primary feedstock for olefins in the region.

Based on published capacity data and including our proportionate share of our joint ventures, we believe as of December 31, 2025, we were:

- the third largest producer of ethylene in Europe with an ethylene capacity of 1.9 million tons per year;
- the largest producer of PE in Europe with 2.1 million tons per year of capacity; and
- the largest producer of PP in Europe with 2.5 million tons per year of capacity, including approximately 280 thousand tons of *Catalloy* capacity.

Other—In 2025, we entered into an agreement for the sale of select European olefins and polyolefins assets and the associated business. The sites to be sold were part of the previously announced European strategic assessment and are located in Berre l'Etang (France), Münchsmünster (Germany), Carrington (United Kingdom), and Tarragona (Spain). The sale is expected to close in the second quarter of 2026. The sites to be sold in 2026 contribute approximately 25% of the production capacity for the O&P-EAI segment. See Note 4 to the Consolidated Financial Statements for additional information.

Intermediates and Derivatives Segment

Overview—Our I&D segment produces and markets propylene oxide ("PO") and its derivatives; oxyfuels and related products; and intermediate chemicals such as styrene monomer ("SM") and acetyls.

PO and Derivatives—We produce PO through two distinct technologies, one of which yields tertiary butyl alcohol ("TBA") as the co-product and the other of which yields SM as the co-product. The two technologies are mutually exclusive with dedicated assets for manufacturing either PO/TBA or PO/SM. PO is an intermediate commodity chemical and is a precursor of polyols, propylene glycol, propylene glycol ethers and butanediol. PO and derivatives are used in a variety of durable and consumable items with key applications such as polyurethanes used for insulation, automotive/furniture cushioning, coatings, surfactants, synthetic resins and several other household usages.

Oxyfuels and Related Products—We produce two distinct ether-based oxyfuels, methyl tertiary butyl ether ("MTBE") and ethyl tertiary butyl ether ("ETBE"). These oxyfuels are produced by converting the TBA co-product of PO into isobutylene and reacting with methanol or ethanol to produce either MTBE or ETBE. Both are used as high-octane gasoline components that help gasoline burn cleaner and reduce automobile emissions. Other TBA derivatives, such as high-purity isobutylene, which we refer to as "C4 chemicals," are largely used to make synthetic rubber and other fuel and lubricant additives.

Intermediate Chemicals—We produce other commodity chemicals including SM and acetyls. SM is utilized in plastic applications such as packaging, cups and containers, insulation products and durables. Our acetyls products are comprised of methanol, glacial acetic acid ("GAA") and vinyl acetate monomer ("VAM"). Methanol is required for our downstream production of acetyls, some of which is converted to GAA. A portion of the GAA is reacted with ethylene to create VAM, an intermediate chemical used in fabric or wood treatments, pigments, coatings, films and adhesives.

Sales & Marketing / Customers—We sell our PO and derivatives through multi-year sales and processing agreements as well as spot sales. Some of our sales agreements have cost plus pricing terms. PO and derivatives are transported by barge, marine vessel, pipeline, railcar and tank truck.

We sell our oxyfuels and related products under market and cost-based sales agreements and in the spot market. Oxyfuels are transported by barge, marine vessel, pipeline and tank truck, and are used as octane blending components worldwide outside of the U.S. due to their blending characteristics and emission benefits. C4 chemicals are sold to producers of synthetic rubber and other chemical products primarily in the U.S. and Europe, and are transported by railcar, tank truck, pipeline and marine shipments. Oxyfuels and related products sales accounted for approximately 16%, 15% and 17% of our consolidated revenues in 2025, 2024 and 2023, respectively.

Intermediate chemicals are shipped by barge, marine vessel, pipeline, railcar and tank truck. SM is sold globally into regions such as North and South America, Europe and Asia through spot sales and commercial contracts. Within acetyls, methanol is sold directly into the merchant commercial market, used as a feedstock for oxyfuels and related products, and also consumed internally to make GAA. We consume a significant portion of our internally produced GAA in the production of VAM, which is sold worldwide under multi-year commercial contracts and on a spot basis.

Sales of our PO and derivatives, oxyfuels and related products, and intermediate chemicals are made by our marketing and sales personnel, and also through distributors in the Americas, Europe, the Middle East, Africa and the Asia-Pacific region.

Joint Venture Relationships—We have two PO joint ventures with Covestro AG, one in the U.S. and another in Europe. Regarding the U.S. joint venture, we operate all production facilities; Covestro's interest represents ownership of an in-kind portion of 680 thousand tons per year of PO production. We take, in-kind, the remaining PO production as well as all co-product production. The parties' rights in this joint venture are based on off-take volumes related to actual PO production, as opposed to ownership percentages. We do not share marketing or product sales for the PO joint venture with Covestro. In March 2025, we announced the permanent closure of the European PO joint venture, see Note 10 to the Consolidated Financial Statements for additional information.

We also have joint venture manufacturing relationships in China. These joint ventures provide us with annual production capacity of approximately 190 thousand tons of PO and 300 thousand tons of SM. We market our share of the joint ventures' production in the Chinese market. These capacities are based on our operational share of the joint ventures' total capacities.

Raw Materials—The cost of raw materials is the largest component of total production cost for PO, its co-products and its derivatives. Propylene, isobutane or mixed butane, ethylene and benzene are the primary raw materials used in the production of PO and its co-products. The market prices of these raw materials historically have been related to the price of crude oil, NGLs and natural gas, as well as supply and demand for the raw materials.

In the U.S., we obtain a large portion of our propylene, benzene and ethylene raw materials needed for the production of PO and its co-products from our O&P-Americas segment and to a lesser extent from third parties. Raw materials for the non-U.S. production of PO and its co-products are obtained from our O&P-EAI segment and from third parties. We consume a significant portion of our internally produced PO in the production of PO derivatives. The raw material requirements not sourced internally are purchased at market-based prices from numerous suppliers in the U.S. and Europe with which we have established contractual relationships, as well as in the spot market.

For the production of oxyfuels, we purchase our ethanol feedstock requirements from third parties and obtain our methanol from both internal production and external sources.

SM is a co-product of our internal production of PO, and our feedstock requirements are sourced both internally and externally. The methanol required for our production of acetyls is internally sourced from our methanol plants in La Porte, Texas, and Channelview, Texas. Natural gas (methane) is the primary raw material required to produce methanol. Methanol is consumed internally, along with carbon monoxide from internal productions, to produce GAA. Sources of carbon monoxide can also be complemented by purchases from external sources as needed. In addition to acetic acid, ethylene is a primary raw material for the production of VAM. We obtain all our requirements for acetic acid and ethylene from our internal production. Historically, we have used a large percentage of our acetic acid production to produce VAM.

Industry Dynamics / Competition—With respect to product competition, the market is influenced and based on a variety of factors, including product quality, price, reliability of supply, technical support, customer service and potential substitute materials. Profitability is affected by the worldwide level of demand along with price competition, which may intensify due to, among other things, new industry capacity and industry outages. Demand growth could be impacted by further development of alternative bio-based methodologies. Our major worldwide competitors include other multinational chemical and refining companies as well as some regional marketers and producers.

Based on published capacity data and including our proportionate share of our joint ventures, we believe as of December 31, 2025, we were:

- the second largest producer of PO worldwide; and
- the largest producer of oxyfuels worldwide.

Advanced Polymer Solutions Segment

Overview—Our APS segment produces and markets compounding and solutions, such as polypropylene compounds, engineered plastics, masterbatches, engineered composites and colors.

Our polypropylene compounds are produced from blends of polyolefins and additives and are largely focused on automotive applications. Engineered plastics and engineered composites add value for more specialized high-performance applications used across a variety of industries. Masterbatches are compounds that provide differentiated properties when combined with commodity plastics used in packaging, agriculture and durable goods applications. Performance colors provide powdered and pelletized color concentrates for the plastics industry.

Sales & Marketing / Customers—Our products are sold through our regional sales organizations to a broad base of established customers and distributors. These products are transported to our customers primarily by either truck or bulk rail. Sales for the APS segment accounted for approximately 11% of our consolidated revenues in 2025, 2024, and 2023.

Joint Venture Relationships—We participate in several manufacturing joint ventures in Saudi Arabia, Indonesia and Thailand. We hold majority interests and have operational control of the joint venture in Indonesia. We do not hold majority interests in any of the remaining joint ventures, nor do we have operational control. These joint ventures provide us with production capacity of approximately 70 thousand tons of compounding and solutions. These capacities are based on our percentage ownership interest in the joint ventures' total capacities.

Raw Materials—The principal materials used in the production of our products are polypropylene, polyethylene, polystyrene, nylon and titanium dioxide. Raw materials required for the production of our products are obtained from our wholly owned or joint venture facilities and from a number of major plastic resin producers or other suppliers at market-based prices.

Our ability to pass through the increased cost of raw materials to customers is dependent on global market demand. In general, the pricing for purchases and sales of most products is determined by global market forces.

Industry Dynamics / Competition—With respect to product competition, the market is influenced and based on a variety of factors, including product development, price, product quality, product delivery, reliability of supply, product performance and customer service. We compete with regional and multinational marketers and producers of plastic resins and compounds. As polypropylene compounds are largely utilized in the automotive industry, we are also exposed to the volatility of this industry.

Technology Segment

Overview—Our Technology segment develops and licenses chemical and polyolefin process technologies and manufactures and sells polyolefin catalysts. We market our process technologies and our polyolefin catalysts to external customers and also use them in our own manufacturing operations. Over the past three years, approximately 20% of our catalyst sales were sold internally to other segments.

Our polyolefin process licenses are structured to provide a standard core technology, with individual customer needs met by adding customized modules that provide the required capabilities to produce the defined production grade slate and plant capacity. In addition to the basic license agreement, a range of services can also be provided, including project assistance, training, assistance in starting up the plant and ongoing technical support after start-up. We may also offer marketing and sales services. In addition, licensees may continue to purchase polyolefin catalysts that are consumed in the production process, generally under long-term catalyst supply agreements with us.

Research and Development—Our research and development ("R&D") activities are designed to improve our existing products and processes, and discover and commercialize new materials, catalysts and processes. These activities focus on product and application development, process development, catalyst development and fundamental polyolefin-focused research.

In 2025, 2024 and 2023, our R&D expenditures were $136 million, $135 million and $130 million, respectively. A portion of these expenses are related to technical support and customer service and are allocated to the other business segments. In 2025, 2024 and 2023 approximately 40% to 50% of all R&D costs were allocated to business segments other than Technology.

GENERAL

Intellectual Property

We maintain an extensive patent portfolio and continue to file new patent applications in the U.S. and other countries. As of December 31, 2025, we owned approximately 5,000 patents and patent applications worldwide. Our patents and trade secrets cover our processes, products and catalysts and are significant to our competitive position, particularly with regard to PO, intermediate chemicals, petrochemicals, polymers and our process technologies. While we believe that our intellectual property provides competitive advantages, we do not regard our businesses as being materially dependent upon any single patent, trade secret or trademark. Some of our production capacity operates under licenses from third parties.

Environmental

Most of our operations are affected by national, state, regional and local environmental laws. Matters pertaining to the environment are discussed in Part I, Item 1A. *Risk Factors*; Part I, Item 3. *Legal Proceedings*; Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*s; and Notes 2 and 19 to the Consolidated Financial Statements.

We have made, and intend to continue to make, the expenditures necessary for compliance with applicable laws and regulations relating to environmental, health and safety matters. In 2025, we incurred capital expenditures of $241 million for health, safety and environmental compliance purposes and improvement programs. We estimate incurring approximately $235 million in 2026 for similar expenditures.

While capital expenditures or operating costs for environmental compliance, including compliance with potential legislation and potential regulation related to climate change, cannot be predicted with certainty, we do not believe they will have a material effect on our competitive position in the near term.

In the future, climate change may physically impact our facilities and supply chain, however, we do not believe these potential impacts are material in the near-term.

Sustainability

We continue to evolve our approach to sustainability. In 2026, we updated our prior circularity and climate ambitions. With respect to circularity, we are now aiming to produce and market 800 thousand metric tons of recycled and renewable-based polymers annually by 2030. Production and marketing includes joint venture production we market plus our pro rata share of the remaining production produced and marketed by the joint venture, and production via third-party tolling arrangements. With respect to climate, our goal is now to reduce absolute scope 1 and 2 greenhouse gas ("GHG") emissions 32% by 2030 relative to a 2020 baseline and we reaffirm our goal of a 30% reduction in absolute Scope 3 GHG emissions by 2030 relative to a 2020 baseline and our ambition to achieve net-zero Scope 1 and 2 GHG emissions by 2050.

Sustainability Actions in 2025.

In 2025, we advanced the construction of our *MoReTec*-1 plant, our first industrial-scale chemical recycling plant at our site in Wesseling, Germany which will use our proprietary *MoReTec* technology to convert post-consumer plastic waste into feedstock for producing new plastic materials. This plant will have the flexibility to operate under 100% renewable power and enable a high plastic to plastic yield while reducing GHG emissions compared to virgin fossil fuel-based processes. Targeted startup for this facility is set for 2027.

In 2024, we secured power purchase agreements with an aggregate generation capacity that will enable us to procure at least 50 percent of our electricity from renewable sources by 2030, based on 2020 procured levels. These agreements are expected to generate an estimated 5.0 million megawatt hours of renewable electricity annually, reducing our scope 2 GHG emissions by more than 1.8 million metric tons.

We also completed the shutdown of refining operations at our Houston refinery in the first quarter of 2025. Ceasing refining operations is expected to reduce our scope 1 and 2 GHG emissions by approximately 3 million metric tons and our scope 3 GHG emissions by approximately 40 million metric tons by the end of 2026, compared with 2020 baseline levels.

Our ambition to achieve net zero scope 1 and 2 GHG emissions by 2050 will require the development of robust infrastructure and enabling technologies such as cracker electrification, hydrogen utilization, carbon capture and storage (“CCS”), and carbon utilization along with market demand for low-carbon products. Additionally, we advocate for enabling policy support and government-backed frameworks to progress these initiatives. Our ambition to produce and market 800 thousand metric tons of recycled and renewable-based polymers annually by 2030 will require the successful completion of our *MoReTec*-1 plant, expansion of our recycling footprint through inorganic growth, increased demand for circular products and supportive regulatory frameworks. See Item 1A. Risk Factors for additional risks associated with each of our ambitions.

Capital Budget—We estimate capital spending to support our sustainability goals, including investments in emissions reduction and our CLCS business, will represent approximately 15% of our total 2026 capital budget. While we continue to invest in our *MoReTec*-1 plant as planned, we are delaying certain sustainability-related capital projects to preserve capital during the cycle downturn. We also continue to invest upstream to secure plastic waste feedstock and evaluate opportunities to expand mechanical and chemical recycling capacity globally through investments and commercial agreements.

Human Capital

Our success as a company is tied to the passion, knowledge, collaboration, and talent of our global team. Our strategic pillar to Step up Performance and Culture focuses on leading our culture transformation, promoting inclusion and growing the capabilities and skills of our people through our global learning and development programs.

Stepping up Performance and Culture—As part of our culture transformation, in 2025, we prioritized employee feedback and reinforced cultural attributes aligned with our strategy. One key initiative is the culture ambassador program, where employees serve as advocates for culture change and promote global understanding. Ambassadors receive context, training, and information on company initiatives to support engagement and share feedback with leadership. Insights from this program, along with our 2025 engagement survey, inform leadership actions to foster an environment that drives engagement, innovation and business results.

Diversity, Equity and Inclusion—Our goal is to create a company where fairness, equity and a sense of belonging are experienced by all, propelling individual and collective success. Increasing inclusion builds high performing teams that can effectively innovate and collaborate, enables us to contribute to our financial outcomes and helps to achieve our business goals.

Demographics—As of December 31, 2025, we had approximately 18,970 employees, a decrease of approximately 7% when compared to 2024, driven by fixed cost reductions attributable to our cash improvement plan and Houston Refinery shutdown. Our employee demographics, excluding student employees, consisted of the following:



Global Employee
Gender Representation
Women
21%
Men
79%

Employees by
Geographic Region
U.S. &
Canada
39%
Asia Pacific 9%
EMEA
47%
Latin
America
5%

U.S. Employee
Ethnicity Representation
U.S.
URP
34%
U.S. Non
URP
64%
Undisclosed
2%

U.S. Underrepresented population (“URP”) is based on reporting for the U.S. Equal Employment Opportunity Commission and includes employees who self-identify as Hispanic or Latino, Black or African American, Asian or Pacific Islander, Indian, Alaskan Native, Native Hawaiian or two or more races.

Diversity (Representation)—Cultivating a diverse workforce has a powerful impact on our culture and performance by broadening perspectives and experiences and helps to promote inclusive and impactful results. We also take into consideration Dutch laws with respect to gender ambitions (both male and female) for senior management, including requirements to set appropriate and ambitious gender diversity targets. We currently have an aspirational goal to have at least 33% male senior leaders and at least 33% female senior leaders, globally, by 2032. In 2025, women served in 25% of global senior leadership roles.

Equity (Fairness)—Our efforts on equity are focused on ensuring that our systems and processes are fair to all employees, and we want all employees to believe they are being treated fairly. Our 2025 employee survey indicates that 82% of respondents believe they are being treated fairly. In 2025, we also completed a pay equity review and performance analysis that involved approximately 12,800 employees, comparing pay for like jobs and focusing on base pay for gender (globally) and ethnicity (U.S. only). Consistent with prior findings, the review reflected that pay is generally administered fairly.

Inclusion (Belonging)—Like equity, we desire a culture where all our employees feel a sense of belonging to their teams and the company. We focus inclusion efforts on learning, education, and outreach to our leaders and utilize our eight global employee networks to promote engagement. Network programming is strongly tied to career development, business, and community impact. In 2025, our networks continued to grow, and 24% of our employees are members of a network. Survey results also indicate members are more likely to participate in surveys and have a stronger strategic alignment to our organization compared to non-members.

Global Talent Development and Engagement—We provide opportunities for growth through on-the-job training, coaching, mentoring and other more formal development programs. In 2025, we expanded access to our LYB University offerings by moving several of our formal programs and courses to open/self-enrollment, which allowed a greater number of employees the opportunity to enroll. Over 500 employees participated in our global leadership development programs, for people leaders and those who lead through influence. In addition, we offered a new series that focused on preparing people leaders to lead change and navigate through uncertainty and disruption, with 138 leaders in attendance. We are planning to continue this series into 2026.

Safety, Employee Health and Well-Being—We are committed to providing a safe workplace, free from recognized hazards, and we comply with all applicable health and safety laws and recognized standards to achieve a goal of zero incidents, zero injuries and zero accidents. We cultivate a GoalZERO mindset with clear standards, regular communication, training, and targeted campaigns and events, including our annual Global Safety Day.

Code of Conduct and Human Rights Policy—Our Code of Conduct establishes our expectations on topics such as respect in the workplace, anti-corruption, conflicts of interest, trade compliance, anti-trust and competition law, insider trading, sanctions, misconduct and political donations. It is available in seventeen languages on our company website. New employees are trained on the Code of Conduct, and all employees receive annual refresher training. We also have a human rights policy that establishes our standards for workforce health and safety; prevention of discrimination, harassment and retaliation; inclusion; workplace security; working conditions and fair wages; freedom of association; freely chosen employment; and child labor protections.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Our executive officers as of February 20, 2026 were as follows:

Name and Age	Significant Experience
Peter Vanacker, 59	Chief Executive Officer since May 2022.
	President, Chief Executive Officer and Chair of the Executive Committee of Neste Corporation, a renewable products company from September 2018 to May 2022.
	Chief Executive Officer and Managing Director of the CABB Group, a global supplier of fine and specialty chemicals from April 2015 to August 2018.
Tracey Campbell, 59	Executive Vice President, Sustainability and Corporate Affairs since October 2022.
	Vice President, Public Affairs from November 2020 to September 2022.
	Director, Polyolefins Asia Pacific from July 2018 to October 2020.
Trisha Conley, 53	Executive Vice President, People and Culture since February 2023.
	Senior Vice President, People Development of Renewable Energy Group, a renewable energy company, from August 2020 to January 2023.
	Vice President of Human Resources, Fuels North America and Head of Country (United States) for Downstream Human Resources at BP, a global energy provider, from July 2015 to July 2020.
Kim Foley, 59	Executive Vice President, Global Olefins & Polyolefins and Refining since August 2024.
	Executive Vice President, Global Olefins & Polyolefins, Refining and Supply Chain from March 2024 to August 2024.
	Executive Vice President, Intermediates and Derivatives and Refining from October 2022 to March 2024.
	Senior Vice President, HSE, Global Engineering and Turnarounds from August 2020 to September 2022.
	Vice President, Health, Safety and Environment from October 2019 to July 2020.
Dale Friedrichs, 62	Executive Vice President, Operational Excellence and HSE since October 2022.
	Interim Executive Vice President, People and Culture from October 2022 to February 2023.
	Senior Vice President, Human Resources and Global Projects from August 2020 to September 2022.
	Vice President, Human Resources from October 2019 to July 2020.
	Vice President, Health, Safety, Environment and Security from February 2017 to October 2019.

Name and Age	Significant Experience
Agustin Izquierdo, 49	Executive Vice President and Chief Financial Officer since March 2025.
	Senior Vice President, Olefins & Polyolefins Americas and Refining from April 2024 to February 2025.
	Vice President, Finance and Strategy, Intermediates & Derivatives from November 2022 to April 2024.
	Vice President, Global Strategic Planning, Finance and Divisional Digital Officer Catalysts Division, for BASF, a global manufacturer of chemicals, plastics, and agricultural solutions from September 2019 to November 2022.
Jeffrey Kaplan, 57	Executive Vice President, General Counsel and Procurement since March 2024.
	Executive Vice President and Chief Legal Officer since October 2022.
	Executive Vice President, Legal & Public Affairs and Chief Legal Officer from March 2015 to September 2022.
Aaron Ledet, 51	Executive Vice President, Intermediates & Derivatives and Supply Chain since August 2024.
	Executive Vice President, Intermediates & Derivatives from March 2024 to August 2024.
	Senior Vice President, Olefins & Polyolefins Americas from October 2022 to March 2024.
	Director Olefins & Optimization Americas from January 2022 to October 2022.
	Senior Director Olefins & Feedstocks from May 2021 to December 2021.
	Director Olefins & Optimization Americas from October 2020 to May 2021.
	Senior Director Advanced Polymer Solutions US/Canada Region from October 2018 to October 2020.
Torkel Rhenman, 62	Executive Vice President, Advanced Polymer Solutions since October 2022.
	Executive Vice President, Intermediates & Derivatives, and Refining from August 2020 to September 2022.
	Executive Vice President, Intermediates & Derivatives from July 2019 to July 2020.
James Seward, 58	Executive Vice President and Chief Innovation Officer since October 2022.
	Senior Vice President, Research & Development, Technology and Sustainability from August 2020 to September 2022.
	Senior Vice President, Technology Business, Sustainability, and Olefins & Polyolefins, Europe, Asia and International Joint Venture Management from September 2018 to July 2020.

Name and Age	Significant Experience
Yvonne van der Laan, 54 ...	Executive Vice President, Circular and Low Carbon Solutions since October 2022.
	Senior Director, Global Circularity from May 2022 to September 2022.
	Director, Olefins & Optimizations, Europe from September 2019 to April 2022.
	Vice President, Industry & Bulk Cargo for the Port of Rotterdam, the largest seaport in Europe, from February 2016 to September 2019.

Description of Properties

Our principal manufacturing facilities as of December 31, 2025 are set forth below and are identified by the principal segment or segments using the facility. All of the facilities are wholly owned, except as otherwise noted.

Location	Segments
Americas	
Bayport (Pasadena), Texas[1]	I&D
Bayport (Pasadena), Texas	O&P-Americas
Channelview, Texas	O&P-Americas
Channelview, Texas[1][2]	I&D
Chocolate Bayou (Alvin), Texas	O&P-Americas
Clinton, Iowa	O&P-Americas
Corpus Christi, Texas	O&P-Americas
Edison, New Jersey	Technology
La Porte, Texas[3]	O&P-Americas
La Porte, Texas[3]	I&D
Lake Charles, Louisiana	O&P-Americas
Lake Charles, Louisiana[4]	O&P-Americas
Matagorda (Bay City), Texas	O&P-Americas
Morris, Illinois	O&P-Americas
Victoria, Texas†	O&P-Americas
Europe	
Botlek, Rotterdam, The Netherlands†	I&D
Ferrara, Italy	O&P-EAI and Technology
Fos-sur-Mer, France†	I&D
Frankfurt, Germany†	O&P-EAI and Technology
Knapsack, Germany†	O&P-EAI and APS
Kerpen, Germany	APS
Ludwigshafen, Germany†	Technology
Moerdijk, The Netherlands†	O&P-EAI
Wesseling, Germany	O&P-EAI

†   The facility is located on leased land.
(1)   The Bayport PO/TBA plants and the Channelview PO/SM I plant are held by a joint venture between Covestro and Lyondell Chemical Company. These plants are located on land leased by the joint venture.
(2)   Equistar Chemicals, LP operates a polybutadiene unit, which is owned by an unrelated party and is located within the Channelview facility on property leased from Equistar Chemicals, LP.
(3)   The La Porte facilities are on contiguous property.
(4)   The Lake Charles facility is owned by the Louisiana Integrated PolyEthylene JV LLC joint venture and is located on land owned by the joint venture.

Other Locations and Properties

We maintain executive offices in London, the United Kingdom; Rotterdam, The Netherlands; Houston, Texas and Hong Kong, China. We maintain research facilities in Lansing, Michigan; Channelview, Texas; Cincinnati, Ohio; Ferrara, Italy and Frankfurt, Germany. Our Asia-Pacific headquarters are in Hong Kong. We also have technical support centers in Rotterdam, The Netherlands; Mumbai, India; Poznan, Poland; and Shanghai, China. We have various sales facilities worldwide.

Website Access to SEC Reports

Our Internet website address is *http://www.LyondellBasell.com*. Information contained on our Internet website is not part of this report on Form 10-K.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available on our website, free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"). Alternatively, these reports may be accessed at the SEC's website at *http:/www.sec.gov*.

Item 1A.   Risk Factors.

You should carefully consider the following risk factors in addition to the other information included in this Annual Report on Form 10-K. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Risks Related to our Business and Industry

The cyclicality and volatility of the industries in which we participate may cause significant fluctuations in our operating results.

Our business operations are subject to the cyclical and volatile nature of the supply-demand balance in the chemical industry. Our future operating results are expected to continue to be affected by this cyclicality and volatility. The chemical industry historically has experienced alternating periods of capacity shortages, causing prices and profit margins to increase, followed by periods of excess capacity, resulting in oversupply, declining capacity utilization rates and declining prices and profit margins.

In addition to changes in the supply and demand for products, changes in energy prices and other worldwide economic conditions can cause volatility. These factors result in significant fluctuations in profits and cash flow from period to period and over business cycles.

New capacity additions around the world have led to periods of oversupply and lower profitability. The timing and extent of any changes to currently prevailing market conditions are uncertain and supply and demand may be unbalanced at any time. As a consequence, we are unable to accurately predict the extent or duration of future industry cycles or their effect on our business, financial condition or results of operations.

A sustained decrease in the price of crude oil may adversely impact the results of our operations, primarily in North America.

Energy costs generally follow price trends of crude oil and natural gas. These price trends may be highly volatile and cyclical. In the past, raw material and energy costs have experienced significant fluctuations that adversely affected our business segments' results of operations. For example, we have benefited from the favorable ratio of U.S. crude oil prices to natural gas prices in the past. If the price of crude oil remains lower relative to U.S. natural gas prices or if the demand for natural gas and NGLs increases, this may have a negative impact on our results of operations.

Costs and limitations on supply of raw materials and energy may result in increased operating expenses.

The costs of raw materials and energy represent a substantial portion of our operating expenses. Due to the significant competition we face and the commodity nature of many of our products, we are not always able to pass on raw material and energy cost increases to our customers. When we do have the ability to pass on the cost increases, we are not always able to do so quickly enough to avoid adverse impacts on our results of operations.

Cost increases for raw materials, energy, or broad-based price inflation also increase working capital needs, which could reduce our liquidity and cash flow. Even if we are able to increase our sales prices to reflect these increases, demand for products may decrease as consumers and customers reduce their consumption or use substitute products, which may have an adverse impact on our results of operations. In addition, producers in natural gas cost-advantaged regions, such as the Middle East and North America, benefit from the lower prices of natural gas and NGLs. Competition from producers in these regions may cause us to reduce exports from Europe and elsewhere. Any such reductions may increase competition for product sales within Europe and other markets, which can result in lower margins in those regions.

For some of our raw materials and utilities there are a limited number of suppliers, and in some cases, the supplies are specific to the particular geographic region in which a facility is located. It is also common in the chemical industry for a facility to have a sole, dedicated source for its utilities, such as steam, electricity and gas. Having a sole or limited number of suppliers may limit our negotiating power, particularly in the case of rising raw material costs. Any new supply agreements we enter into may not have terms as favorable as those contained in our current supply agreements. The reliance on single or limited suppliers heightens our vulnerability to supply chain interruptions, and the closure of such a supplier could cause us to be unable to profitably operate our assets.

Additionally, there is concern over the reliability of water sources, including around the U.S. Gulf Coast where several of our facilities are located. The decreased availability or less favorable pricing for water as a result of population growth, drought or regulation could negatively impact our operations, including by impacting our ability to produce or transport our products.

If our raw material or utility supplies were disrupted, our businesses would likely incur increased costs to procure alternative supplies or incur excessive downtime, which would have a negative impact on plant operations. Disruptions of supplies may occur as a result of transportation issues resulting from natural disasters, water levels, and interruptions in marine water routes, among other causes, which can affect the operations of vessels, barges, rails, trucks and pipeline traffic. These risks are particularly prevalent in the U.S. Gulf Coast area. Additionally, increasing exports of NGLs and crude oil from the U.S. or greater restrictions on hydraulic fracturing could restrict the availability of our raw materials, thereby increasing our costs.

With increased volatility in raw material costs, our suppliers could impose more onerous terms on us, resulting in shorter payment cycles and increasing our working capital requirements.

Our ability to source raw materials or deliver products may be adversely affected by political instability, civil disturbances or other governmental actions.

We obtain a portion of our principal raw materials from sources in the Middle East and Central and South America that may be less politically stable than other areas in which we conduct business. Political instability, civil disturbances and actions by governments in these areas are more likely to substantially increase the price and decrease the supply of raw materials necessary for our operations or impair our ability to deliver products to customers, which could have a material adverse effect on our results of operations.

Incidents of civil unrest, including terrorist attacks and demonstrations that have been marked by violence, have occurred in a number of countries, including in the Middle East and South America. Some political regimes in these countries are threatened or have changed as a result of such unrest. Political instability and civil unrest could continue to spread in the region and involve other areas. Such unrest, if it continues to spread or grow in intensity, could lead to civil wars, regional conflicts or regime changes resulting in governments that are hostile to countries in which we conduct substantial business, such as in the U.S., Europe or their respective trading partners.

Our business is capital intensive and we rely on cash generated from operations and external financing to fund our growth, dividends, and ongoing capital needs. Limitations on access to external financing could adversely affect our operating results.

We require significant capital to operate our current business and fund our dividends, share repurchases, and growth strategy. Moreover, interest payments, dividends, capital requirements of our joint ventures, the expansion of our current business or other business opportunities may require significant amounts of capital. If we need external financing, our access to credit markets and pricing of our capital is dependent upon our credit ratings and the state of the capital markets generally. There can be no assurances that we would be able to incur indebtedness on terms we deem acceptable, and it is possible that the cost of any financings could increase significantly, thereby increasing our expenses and decreasing our net income. If we are unable to generate sufficient cash flow or raise adequate external financing, including as a result of significant disruptions in the global credit markets, we could be forced to restrict our operations, lower or suspend our dividends or reduce share repurchases, and not pursue growth opportunities, which could adversely affect our operating results and shareholder returns.

We may use our $3,750 million revolving credit facility, which backs our commercial paper program, to meet our cash needs, to the extent available. As of December 31, 2025, we had no borrowings or letters of credit outstanding under the facility and no borrowings outstanding under our commercial paper program, leaving an unused and available credit capacity of $3,750 million. We may also meet our cash needs by selling receivables under our $900 million U.S. Receivables Facility. As of December 31, 2025, we had no borrowing or letters of credit outstanding and availability of $900 million under this facility. In the event of a default under our credit facilities or any of our notes, we could be required to immediately repay all outstanding borrowings and make cash deposits as collateral for all obligations the facility supports, which we may not be able to do. Any default under any of our credit arrangements could cause a default under many of our other credit agreements and debt instruments. Without waivers from lenders party to those agreements, any such default could have a material adverse effect on our ability to continue to operate.

Risks Related to our Operations

Our operations are subject to risks inherent in the chemical industry, and we could be subject to liabilities for which we are not fully insured or that are not otherwise mitigated.

We maintain property, business interruption, product, general liability, casualty and other types of insurance that we believe are appropriate for our business and operations as well as in line with industry practices. However, we are not fully insured against all potential hazards incident to our business, including losses resulting from natural disasters or climate-related exposures, wars, terrorist acts, or cybersecurity incidents. Changes in insurance market conditions have caused, and may in the future cause, premiums and deductibles for certain insurance policies to increase substantially and, in some instances, for certain insurance to become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, we might not be able to finance the amount of the uninsured liability on terms acceptable to us, or at all, and might be obligated to divert a significant portion of our cash flow from normal business operations.

Our business, including our results of operations and reputation, could be adversely affected by safety or product liability issues.

Failure to appropriately manage occupational safety, process safety, product safety, human health, product liability and environmental risks inherent in the chemical business and associated with our products, product life cycles and production processes could result in unexpected incidents including releases, fires, or explosions resulting in personal injury, loss of life, environmental damage, loss of revenue, legal liability, and/or operational disruption. Public perception of the risks associated with our products and production processes could impact product acceptance and influence the regulatory environment in which we operate. While we have management systems, procedures and controls to manage these risks, issues could be created by events outside of our control, including natural disasters, severe weather events and acts of sabotage.

Further, because a part of our business involves licensing polyolefin process technology, our licensees are exposed to similar risks involved in the manufacture and marketing of polyolefins. Hazardous incidents involving our licensees, if they do result or are perceived to result from use of our technologies, may harm our reputation, threaten our relationships with other licensees and/or lead to customer attrition and financial losses. Our policy of covering these risks through contractual limitations of liability and indemnities and through insurance may not always be effective. As a result, our financial condition and results of operation would be adversely affected, and other companies with competing technologies may have the opportunity to secure a competitive advantage.

Interruptions of operations at our facilities may result in increased liabilities or lower operating results.

We own and operate large-scale facilities. Our operating results are dependent on the continued operation of our various production facilities and the ability to complete construction and maintenance projects on schedule. Interruptions at our facilities may materially reduce the productivity and profitability of a particular manufacturing facility, or our business as a whole, during and after the period of such operational difficulties. In recent years, we have had to temporarily shut down plants on the U.S. Gulf Coast as a result of various hurricanes and cold weather events impacting Texas and Louisiana.

Our operations are subject to hazards inherent in chemical manufacturing and the related storage and transportation of raw materials, products and wastes. These potential hazards include:

- pipeline leaks and ruptures;
- explosions;
- fires;
- severe weather and natural disasters;
- mechanical failure;
- unscheduled downtimes;
- supplier disruptions;
- labor shortages or other labor difficulties;
- transportation interruptions;
- regulatory limitations on operations;
- remediation complications;
- increased restrictions on, or the unavailability of, water for use at our manufacturing sites or for the transport of our products or raw materials;
- chemical and oil spills;
- discharges or releases of toxic or hazardous substances or gases;
- shipment of incorrect or off-specification product to customers;
- storage tank leaks;
- other environmental risks; and
- cyber-attack or other terrorist acts.

Some of these hazards may cause severe damage to or destruction of property and equipment, personal injury, loss of life, environmental damage, legal liability resulting from government action or litigation, loss of revenue, suspension of operations or the shutdown of affected facilities.

Large capital projects can take many years to complete, and market conditions could deteriorate significantly between the project approval date and the project startup date, negatively impacting project returns. If we are unable to complete capital projects at their expected costs and in a timely manner, or if the market conditions assumed in our project economics deteriorate, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Delays or cost increases related to capital spending programs involving engineering, procurement and construction of facilities could materially adversely affect our ability to achieve forecasted internal rates of return and operating results, or impair our ability to meet our sustainability or other targets or goals. For example, higher costs arising from delaying construction of our PO/TBA plant in Houston impacted our projected rate of return on the project. We are currently constructing our first commercial-scale chemical recycling facility using our *MoReTec* technology, located at our site in Wesseling, Germany. Building a commercial-scale facility utilizing a new technology can face technical and other challenges resulting in increased costs. In 2025, we announced the deferral of construction on our Flex-2 project in Channelview to preserve capital during the market downturn and also postponed the final investment decision on certain projects, such as *MoReTec*-2, which could result in increased costs. Delays in making required changes or upgrades to our facilities could subject us to fines or penalties as well as affect our ability to contract with our customers and supply certain products we produce. Such delays or cost increases may arise as a result of unpredictable factors, many of which are beyond our control, including:

- denial of or delay in receiving requisite regulatory approvals and/or permits;
- unplanned increases in the cost of construction materials, including due to tariffs;
- unplanned increases in labor costs;
- disruptions in transportation of components or construction materials;
- adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors or suppliers;
- shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages; and
- nonperformance by, or disputes with, vendors, suppliers, contractors or subcontractors.

Any one or more of these factors could have a significant impact on our ongoing capital projects. If we were unable to make up the delays associated with such factors or to recover the related costs, or if market conditions change, it could materially and adversely affect our business, financial condition, results of operations and cash flows.

Shared control or lack of control of joint ventures or equity investments may delay decisions or actions regarding our joint ventures, or adversely affect our financial results.

A portion of our operations are conducted through joint ventures or equity investments, where control may be exercised by or shared with unaffiliated third parties. We cannot control the actions or ownership of these partners, including any nonperformance, default or bankruptcy of the joint venture or its partners. The joint ventures that we do not operate may also lack financial reporting systems to provide adequate and timely information for our reporting purposes. In addition, a joint venture may lack adequate cybersecurity protections or other controls that could impact its ability to reliably conduct operations.

Our joint venture partners may have different interests or goals than we do and may take actions contrary to our requests, policies or objectives. Differences in views among the joint venture partners also may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint ventures and in turn our business and operations. We may develop a dispute with any of our partners over decisions affecting the venture that may result in litigation, arbitration or some other form of dispute resolution. If a joint venture participant acts contrary to our interest, or is unsuccessful in conducting its business, it could harm our brand, business, results of operations and financial condition.

We may be required to record material charges against our earnings due to any number of events including impairments of our assets.

We review our assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We test goodwill for impairment at least annually. The need to test for impairment can be based on several indicators, including a significant reduction in prices of or demand for products produced, a weakened outlook for profitability, a significant reduction in margins, an expectation that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life, other changes to contracts or changes in the regulatory environment.

We may be required to reduce production or idle facilities for extended periods of time or exit certain businesses as a result of the cyclical nature of our industry. Specifically, oversupplies of or lack of demand for particular products or high raw material prices may cause us to reduce production. We may choose to reduce production at certain facilities because we have off-take arrangements at other facilities, which make any reductions or idling unavailable at those facilities.

Temporary outages at our facilities can last for several quarters and sometimes longer. These outages could cause us to incur significant costs, including the expenses of maintaining and restarting these facilities. In addition, we have significant obligations under take-or-pay agreements. Even though we may reduce production at facilities, we may be required to continue to purchase or pay for utilities or raw materials under these arrangements.

Sustained unfavorable market conditions may also result in asset impairments. For example, in the third quarter of 2025, a prolonged downturn in, and outlook for, the European petrochemical and global automotive industries, combined with the sustained decline in our market capitalization, resulted in non-cash impairment charges of $1,182 million, presented in both Goodwill impairments and Other impairments on the Consolidated Statements of Income (Loss).

Any decision to permanently close facilities or exit a business may result in impairment and other charges to earnings. For example, in March 2025, we announced the permanent closure of the PO/SM production unit at the Maasvlakte site in the Netherlands, a joint venture between us and Covestro, resulting in the recognition of $126 million in shutdown costs during the year ended December 31, 2025.

Acquisitions or dispositions of assets or businesses could disrupt our business and harm our financial condition and stock price.

We continually evaluate the performance and strategic fit of all of our businesses and evaluate whether our businesses would benefit from acquisitions to enhance growth or dispositions that would align our footprint with our overall business strategy. These transactions pose risks and challenges that could negatively impact our business and financial statements. In 2025, we agreed to sell certain European olefins and polyolefins assets and the associated business. The sites to be sold are located in Berre l'Etang (France), Münchsmünster (Germany), Carrington (United Kingdom), and Tarragona (Spain), and closing is expected in the second quarter of 2026.

Dispositions of assets or businesses involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, the potential loss of key employees and the retention of uncertain environmental or other contingent liabilities related to the divested business. There can be no assurance that announced dispositions - including our European divestiture - will be successfully completed on the expected timeline or at all, and transactions that are delayed or abandoned may cause additional disruption to the business. In addition, dispositions may result in significant asset impairment charges, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition and results of operations. In the event we are unable to successfully divest a business or product line, we may be forced to wind down such business or product line, which could materially and adversely affect our results of operations and financial condition.

In addition, acquisitions involve numerous risks, including meeting our standards for compliance, problems combining the purchased operations, technologies or products, unanticipated costs and liabilities, diversion of management's attention from our core businesses, and potential loss of key employees. There can be no assurance that we will be able to integrate successfully any businesses, products, technologies, or personnel that we might acquire. The integration of businesses that we may acquire is likely to be a complex, time-consuming, and expensive process and we may not realize the anticipated revenues, synergies, or other benefits associated with our acquisitions if we do not manage and operate the acquired business up to our expectations. If we are unable to efficiently operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls, and human resources practices, our business, financial condition, and results of operations may be adversely affected.

We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting or acquiring a business or product line, and any transaction we undertake could materially and adversely affect our business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses.

Risks related to the Global Economy and Multinational Operations

Economic disruptions and downturns in general, and particularly continued global economic uncertainty or economic turmoil in emerging markets, could have a material adverse effect on our business, prospects, operating results, financial condition and cash flows.

Our results of operations can be materially affected by adverse conditions in the financial markets and depressed economic conditions generally. Economic downturns in the businesses and geographic areas in which we sell our products could substantially reduce demand for our products and result in decreased sales volumes and increased credit risk. Recessionary environments adversely affect our business because demand for our products is reduced, particularly from our customers in industrial markets generally and the automotive and housing industries specifically and may result in higher costs of capital. A significant portion of our revenues are derived from our business in Europe. In addition, most of our European transactions and assets, including cash and receivables, are denominated in euros.

We also derive significant revenues from our business in emerging markets, particularly the emerging markets in Asia and South America. Any broad-based downturn in these emerging markets, or in a key market such as China, could require us to reduce export volumes into these markets and could also require us to divert product sales to less profitable markets. Any of these conditions could ultimately harm our overall business, prospects, operating results, financial condition and cash flows.

We sell products in highly competitive global markets and face significant price pressures.

We sell our products in highly competitive global markets. Due to the commodity nature of many of our products, competition in these markets is based primarily on price and, to a lesser extent, on product performance, product quality, product deliverability, reliability of supply and customer service. Often, we are not able to protect our market position for these products by product differentiation and may not be able to pass on cost increases to our customers due to the significant competition in our industry.

In addition, we face increased competition from companies that may have greater financial resources and different cost structures or strategic goals than us. These include large integrated oil companies (some of which also have chemical businesses), government-owned businesses, and companies that receive subsidies or other government incentives to produce certain products in a specified geographic region. Continuing competition from these companies, especially in our olefin business, could limit our ability to increase product sales prices in response to raw material and other cost increases, or could cause us to reduce product sales prices to compete effectively, which would reduce our profitability. Competitors with different cost structures or strategic goals than we have may be able to invest significant capital into their businesses, including expenditures for research and development. In addition, specialty products we produce may become commoditized over time. Increased competition could result in lower prices or lower sales volumes, which would have a negative impact on our results of operations.

We operate internationally and are subject to exchange rate fluctuations, exchange controls, tariffs, political risks and other risks relating to international operations.

We operate internationally and are subject to the risks of doing business on a global level. These risks include fluctuations in currency exchange rates, economic instability and disruptions, restrictions on the transfer of funds and the imposition of trade restrictions or duties and tariffs, and complex regulations concerning privacy and data security. Additional risks from our multinational business include transportation delays and interruptions, war, terrorist activities, epidemics, pandemics, political instability, import and export controls, access to infrastructure, sanctions, changes in governmental policies, labor unrest and current and changing regulatory environments.

We generate revenues from export sales and operations that may be denominated in currencies other than the relevant functional currency. Exchange rates between these currencies and functional currencies in recent years have fluctuated significantly and may do so in the future. It is possible that fluctuations in exchange rates will result in reduced operating results. Additionally, we operate with the objective of having our worldwide cash available in the locations where it is needed, including the United Kingdom for our parent company's significant cash obligations as a result of dividend payments. It is possible that we may not always be able to provide cash to other jurisdictions when needed or that such transfers of cash could be subject to additional taxes, including withholding taxes.

Our operating results could be negatively affected by the laws, rules and regulations, as well as political environments, in the jurisdictions in which we operate. There could be reduced demand for our products, decreases in the prices at which we can sell our products and disruptions of production or other operations. Trade protection measures such as tariffs, quotas, duties, safeguard measures or anti-dumping duties imposed in the countries in which we operate could negatively impact our business. Additionally, there may be substantial capital and other costs to comply with regulations and/or increased security costs or insurance premiums, any of which could reduce our operating results.

We obtain a portion of our principal raw materials from international sources that are subject to these same risks. Our compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject could be challenged. Furthermore, these laws may be modified, the result of which may be to prevent or limit subsidiaries from transferring cash to us.

Furthermore, we are subject to certain existing, and may be subject to possible future, laws that limit or may limit our activities while some of our competitors may not be subject to such laws, which may adversely affect our competitiveness.

Changes in tax laws and regulations could affect our tax rate, financial condition and results of operations.

The Company operates in multiple jurisdictions with complex legal and tax regulatory environments and is subject to taxes in the U.S. and non-U.S. jurisdictions. Significant changes to tax laws and regulations in these jurisdictions or their interpretation could have a material impact on our effective income tax rate. Our future effective income tax rates could also fluctuate based on, among other factors, changes in pre-tax income in countries with varying statutory tax rates, changes in valuation allowances, changes in foreign exchange gains/losses, the amount of exempt income, and changes in unrecognized tax benefits associated with uncertain tax positions. Our tax returns are periodically audited or subjected to review by tax authorities, and we regularly evaluate the likelihood of an adverse result of an examination, however any adverse result of these examinations could also have a material impact on our effective income tax rate, financial condition and results of operations.

Risks Related to Health, Safety, and the Environment

We cannot predict with certainty the extent of future costs under environmental, health and safety and other laws and regulations, and cannot guarantee they will not be material.

We may face liability arising out of the normal course of business, including alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our current or former facilities, or exposure to products or chemicals that we manufacture, handle or own. In addition, because our products are components of a variety of other end-use products, we, along with other members of the chemical industry, are subject to potential claims related to those end-use products. Any substantial increase in the success of these types of claims could negatively affect our operating results.

We are subject to extensive national, regional, state and local environmental laws, regulations, directives, rules and ordinances concerning pollution, protection of the environment, hazardous materials, health and safety, the security of our facilities, and the safety of our products. Despite recent government actions to delay or decrease regulatory obligations in certain jurisdictions, we generally expect that these requirements may become more stringent over the longer term. Changes to such laws could result in restrictions on our operations, denial of permits, loss of business opportunities, increased operating costs or additional capital expenditures. We could incur significant costs or operational restrictions due to violations of or liabilities under such laws and regulations in the form of fines, penalties, and injunctive relief. Any substantial liability under such laws could have a material adverse effect on our financial condition, results of operations and cash flows. Additionally, we are required to have permits for our businesses and are subject to licensing regulations. These permits and licenses are subject to renewal, modification and in some circumstances, revocation. Further, the permits and licenses are often difficult, time consuming and costly to obtain and could contain conditions that limit our operations.

We may incur substantial costs to comply with climate change legislation and related regulatory initiatives.

There has been a broad range of proposed or promulgated international, national and state laws focusing on GHG emission reduction and global climate change. These proposed or promulgated laws apply or could apply in countries where we have interests or may have interests in the future. Laws and regulations in this field continue to evolve and, at this stage it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation.

Jurisdictions in which we operate, including, in particular, the European Union ("EU"), have prepared national legislation and protection plans to implement their emission reduction commitments under the 2015 Paris Agreement. Our operations in Europe participate in the EU Emissions Trading System ("ETS") and we meet our obligations through a combination of free and purchased emission allowances. We anticipate that climate regulation in the EU will result in an accelerated reduction of our free allowances, and higher market prices for purchased allowances. In addition, it remains uncertain whether the EU will implement a carbon border adjustment mechanism for organic chemicals and polymers, and, if so, how such a mechanism would affect the competitiveness of our products and our exposure to higher carbon costs.

Although the U.S. announced its intent to withdraw from international climate agreements and has taken steps to roll back climate regulations, several state governments have promulgated regulations directed at GHG emissions reductions from certain types of facilities, and additional regulations could be promulgated in the future, that could result in increased operating costs for compliance, required acquisition or trading of emission allowances, or other costs.

Non-Governmental Organizations have been active in filing lawsuits against governments and private parties in various jurisdictions around the world seeking enforcement of existing laws and new requirements to reduce GHG emissions. In one case decided in The Netherlands in November 2024, the court held that, although there was no basis to support an order for a specific emission reduction target, Royal Dutch Shell had an obligation to take measures to combat climate change. These types of laws, regulations, and litigation results could increase the cost of purchased energy and increase costs of compliance in various locations.

Compliance with climate regulations may result in increased permitting necessary for the operation of our business or for any of our growth plans. Difficulties in obtaining such permits could have an adverse effect on our future growth. In addition, any future potential climate regulations, legislation, or litigation results could impose additional operating restrictions or delays in implementing growth projects or other capital investments, require us to incur increased costs, and could have a material adverse effect on our business and results of operations.

Legislation and regulatory initiatives could lead to a decrease in demand for our products or reputational harm.

New or revised governmental regulations and independent studies relating to the effect of our products on health, safety and the environment may affect demand for our products and the cost of producing our products. Initiatives by governments and private interest groups will potentially result in increased toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by us. New or revised legislation or regulations could result in additional use restrictions and/or bans of certain chemicals. For example, in the EU, the European Commission is expected to continue to develop and implement legislative changes to the EU regulatory frameworks for chemicals including the Regulation on Registration, Evaluation, Authorization and Restriction of Chemicals ("REACH"), and the Classification, Labelling and Packaging Regulation ("CLP") that could result in increased compliance costs, additional restrictions, and/or bans of chemicals used or produced by us. In the U.S., changes to the U.S. Environmental Protection Agency's risk evaluation process under the Toxic Substances Control Act ("TSCA") could also result in additional restrictions and/or bans of chemicals used or produced by us.

Assessments under TSCA, REACH or similar programs or regulations in other state or national jurisdictions may result in heightened concerns about the chemicals we use or produce and may result in additional requirements or bans being placed on the production, handling, labeling or use of those chemicals. Such concerns and additional requirements could also increase the cost incurred by our customers to use our chemical products and otherwise limit the use of these products, which could lead to a decrease in demand for these products. Such a decrease in demand could have an adverse impact on our business and results of operations. International regulators, investors, consumers and other stakeholders are focused on environmental considerations. Disclosure obligations have required and may continue to require us to implement new practices and reporting processes and have created and will continue to create additional compliance risk. If we are unable to meet our circularity, greenhouse gas reduction or gender diversity goals, or if we are perceived by regulators, customers, stockholders or employees to have not responded appropriately to these issues, our reputation, and therefore our ability to sell our products, could be negatively impacted. Alternatively, we may also face scrutiny, reputational risk, lawsuits or market access restrictions from parties regarding our sustainability initiatives. Providers of debt and equity financing may also consider our sustainability performance and external ratings, which we have limited ability to influence, which could impact our cost of capital and adversely affect our business.

The physical impacts of climate change can negatively impact our facilities and operations.

Potential physical impacts of climate change include increased frequency and severity of hurricanes and floods as well as freezing conditions, tornadoes, and global sea level rise. Although we have preparedness plans in place designed to minimize impacts and enhance safety, should an event occur, it could have the potential to disrupt our supply chain and operations. A number of our facilities are located on the U.S. Gulf Coast, which has been impacted by hurricanes that have required us to temporarily shut down operations at those sites. Our sites rely on rivers and other waterways for transportation that may experience restrictions in times of drought or other unseasonal weather variation. In addition, scarcity of water and drought conditions could reduce the availability of fresh water needed to produce our products which could increase our costs of operations.

Increased regulation or deselection of plastic could lead to a decrease in demand growth for some of our products.

There is concern globally with the accumulation of plastic, plastic additives, and microplastics in the environment, particularly in waterways and oceans. Additionally, plastics face some public backlash and scrutiny, as well as governmental investigations and enforcement, and private litigation. Policy measures to address these concerns are being discussed or implemented by governments at various levels. For example, over the past two years the United Nations Environment Program has been overseeing the development of a new international legally binding instrument on plastic pollution. While the negotiations ended in 2025 without reaching an agreement, they demonstrated significant interest globally in addressing these issues. The European Union has been undertaking a series of actions under its Circular Economy Action Plan, including adoption of the Single Use Plastics Directive in 2019, which introduced policy measures for single use plastics including bans, product design requirements, extended producer responsibility obligations, and labeling requirements, and adoption of the Packaging and Packaging Waste Regulation to replace the Packaging and Packaging Waste Directive. In addition, a host of single-use plastic bans, taxes and Extended Producer Responsibility ("EPR") bills have been passed by countries around the world and states and municipalities throughout the U.S. Consumer deselection, increased regulation of, or prohibition on, the manufacturing or use of plastic or plastic products could limit the use of these products or increase the costs incurred by our customers to use such products, and could lead to a decrease in demand, particularly for fossil-based PE, PP, and other products we make. Such a decrease in demand could adversely affect our business, operating results, and financial condition.

Failure to effectively and timely achieve our GHG emissions reduction goals could damage our reputation and have an adverse effect on the demand for our products.

We have set GHG emissions reduction goals for 2030 and aim to achieve net zero scope 1 and 2 GHG emissions by 2050. In 2026, we updated these goals. Our ability to achieve these updated goals depends on many factors, including the development and availability of technology, our ability to secure permits and emissions credits, project execution risk, the availability of infrastructure, the availability of suppliers, the availability of supportive governmental policies, industry standards and markets, evolving regulatory requirements, competitor actions, and customer and consumer preferences. We may also not timely adapt to changes or methods in carbon pricing that could increase our costs and reduce our competitiveness. The cost associated with our GHG emissions reduction goals could be significant.

We may need to further update our goals to address market changes. We also participate, along with other companies, institutes, universities, trade associations and other organizations, in various initiatives, campaigns, and other projects that express various ambitions, aspirations and goals related to climate change, emissions and energy transition. Our individual ambitions, future performance or policies may differ from the ambitions of those organizations or the individual ambitions of other participants in these various initiatives, campaigns, and other projects, and we may unilaterally change our own ambitions, aspirations and goals in ways that no longer align with these organizations. Failure to achieve our emissions targets could result in reputational harm, enforcement or litigation, changing investor sentiment regarding investment in LyondellBasell or a negative impact on access to and cost of capital.

Failure to achieve our circularity goals could have an adverse effect on the demand for our products and damage our reputation.

We have set a 2030 circularity goal for producing and marketing recycled and renewable-based polymers annually by 2030. Many of our customers also have goals to increase the recycled and renewable content in their own products and packaging. Our ability to achieve our goal depends on many factors, including the availability of collection and sortation infrastructure, evolving regulations on chemical recycling and recycled content, customer demand, our ability to grow our CLCS business, make investments, develop and deploy new technologies, expand the global footprint of our recycling facilities and joint ventures, secure access to feedstock, and manufacture recycled and low carbon products at commercial scale. In 2024, we began construction on our first industrial-scale chemical recycling plant at our site in Wesseling, Germany, which utilizes our proprietary *MoReTec* technology, and we may encounter difficulties in the construction or operation of the facility, or the implementation of *MoReTec* technology at that scale, which could negatively impact our ability to achieve our goals and damage our reputation with customers and other stakeholders.

General Risk Factors

Increased IT and cybersecurity threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, data, products, facilities and services, and the expansion of related regulatory requirements could increase our costs and disrupt our operations.

Increased global information cybersecurity threats and more sophisticated, targeted computer crime pose a risk to the confidentiality, availability and integrity of our data, operations and infrastructure. Our cybersecurity and infrastructure protection technologies, disaster recovery plans and systems, employee training and vendor risk management may not be sufficient to defend us against all unauthorized attempts to access our information or impact our systems. We – and our third-party vendors and service providers – have been and may in the future be subject to cybersecurity events of varying degrees. To date, the impacts of prior events have not had a material adverse effect on us, however, there is no assurance that such an event has not already occurred and we are unaware of it, or that we will not suffer a cybersecurity breach and loss in the future. We devote significant resources to prevent cybersecurity events, incidents, and breaches and to protect our data, but our systems and procedures for identifying and protecting against such attacks and mitigating such risks may prove to be insufficient due to system vulnerabilities, human error or malfeasance, or other factors.

Cybersecurity events involving our information technology systems or those of our third-party vendors and service providers can result in disclosure, unavailability, loss of integrity, theft, destruction, loss, misappropriation or release of confidential financial data, regulated personally identifying or identifiable information, intellectual property and other information; give rise to remediation or other expenses; result in litigation, claims and increased regulatory review or scrutiny; reduce our customers' willingness to do business with us; disrupt our operations and the services we provide to customers; and subject us to litigation and legal liability under international, U.S. federal and state laws and regulations. Any of such results could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

We are subject to a variety of laws and regulations in Europe, the United States and other jurisdictions regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data, and impose obligations on us to ensure transparency, purpose limitation, data minimization, accuracy, storage limitation, integrity, confidentiality, and accountability. Compliance with and interpretation of various data privacy regulations continue to evolve, and any violation could subject us to legal claims, regulatory penalties, and damage to our reputation.

In addition, the complex and dynamic regulatory environment surrounding artificial intelligence ("AI"), including generative AI, subjects us to a variety of risks. These risks include, but are not limited to, data privacy and security vulnerabilities, intellectual property patent, copyright, and misappropriation claims, unauthorized third-party usage of data associated with training models, and malicious use and advanced deceitful communication methods. AI may be leveraged by threat actors to enhance the volume and sophistication of their attacks, potentially resulting in a cybersecurity event affecting us or our suppliers. Furthermore, we face potential missed innovation opportunities and competitive disadvantages. The evolving nature of AI regulations, such as the European Union Artificial Intelligence Act and other global legislative efforts, adds to the uncertainty and complexity of compliance. Changes in these regulations may require significant adjustments to our AI strategies and operations, potentially leading to increased costs and operational disruptions.

Many of our businesses depend on our intellectual property. Our future success will depend in part on our ability to develop new technologies and protect our intellectual property rights, and our inability to do so could reduce our ability to maintain our competitiveness and margins.

We have a significant worldwide patent portfolio of issued and pending patents, and our future results could be impacted by our ability to successfully develop and protect new processes and technologies. Our patents and patent applications, together with proprietary technical know-how, are significant to our competitive position, particularly with regard to PO, intermediate chemicals, polyolefins, licensing and catalysts. We rely on the patent, copyright and trade secret laws of the countries in which we operate to protect our investment in research and development, manufacturing and marketing. We operate plants, sell catalysts and products, participate in joint ventures, and license our process technology in many foreign jurisdictions, including those having heightened risks for intellectual property. In some of these instances, we must disclose at least a portion of our technology to third parties or regulatory bodies. In these cases, we rely primarily on contracts and trade secret laws to protect the associated trade secrets. However, we may be unable to prevent third parties from using our intellectual property without authorization. Proceedings to protect these rights could be costly, and we may not prevail.

The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could result in significantly lower revenues, reduced profit margins and cash flows and/or loss of market share. We also may be subject to claims that our technology, patents or other intellectual property infringes on a third party's intellectual property rights. Unfavorable resolution of these claims could result in restrictions on our ability to deliver the related service or in a settlement that could be material to us.

Adverse results of legal proceedings could materially adversely affect us.

We are subject to and may in the future be subject to a variety of legal proceedings, claims, and controversies that arise out of the ordinary conduct of our business. Results and timing of these legal matters cannot be predicted with certainty. Irrespective of the merits, litigation and dispute resolution may be both lengthy and disruptive to our operations and may cause significant expenditure and diversion of management attention. We may be faced with significant monetary damages or injunctive relief against us that could have an adverse impact on our business and results of operations should we fail to prevail in certain matters.

In 2024, we and eight other industry defendants were named in a proposed class action in Kansas related to industry-wide claims about plastics recyclability. The causes of action include public nuisance from plastic waste in the environment, antitrust, unfair competition, consumer protection, and unjust enrichment. It is possible that this case and similar cases in the future could result in significant fines or damages, or injunctive action that could adversely affect our ability to conduct our business or negatively impact our financial condition or results of operations.

If we lose key employees or are unable to attract and retain the employees we need, our business and operating results could be adversely affected.

Our success depends on our ability to attract and retain key personnel, and we rely heavily on our management team. The inability to recruit and retain key personnel or the unexpected loss of key personnel may adversely affect our operations. In addition, because of the reliance on our management team, our future success depends in part on our ability to identify and develop talent to succeed senior management. The retention of key personnel and appropriate senior management succession planning will continue to be critically important to the successful implementation of our strategies.

There is substantial and continuous competition for engineering, manufacturing, and operations employees. We may not be successful in attracting and retaining such personnel, and we may experience increased compensation and training costs that may not be offset by either improved productivity or higher sales. We have from time to time experienced, and we may continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, and may not be able to fill positions in desired geographic areas or at all.

Significant changes in pension fund investment performance or assumptions relating to pension costs may adversely affect the valuation of pension obligations, the funded status of pension plans, and our pension cost.

Our pension cost is materially affected by the discount rates used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rates of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets may result in corresponding increases and decreases in the value of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Any changes in key actuarial assumptions, such as the discount rate or mortality rate, would impact the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following fiscal years.

Many of our current pension plans have projected benefit obligations that exceed the fair value of the plan assets. As of December 31, 2025, the aggregate deficit was $863 million. Any declines in the fair values of the pension plans' assets could require additional payments by us in order to maintain specified funding levels.

Our pension plans are subject to legislative and regulatory requirements of applicable jurisdictions, which could include, under certain circumstances, local governmental authority to terminate the plan.

See Note 16 to the Consolidated Financial Statements for additional information regarding pensions and other post-retirement benefits.

Item 1B.   **Unresolved Staff Comments.**

None.

Item 1C.   **Cybersecurity.**

We recognize sophisticated global cybersecurity threats and targeted computer crimes pose a continuously evolving risk to the confidentiality, availability, and integrity of our data, operations and infrastructure. We have implemented comprehensive practices to minimize these risks. Our cybersecurity program is based on the National Institute of Standards and Technology Cybersecurity Framework and is certified to the International Organization for Standardization ISO 27001, a standard for information security management, which covers key areas of management, technical and physical controls, legal, compliance and business continuity management.

Our management utilizes a systematic approach to evaluating and determining risk tolerance and prioritizes the safeguarding of our digital assets. The Chief Information Security Officer ("CISO") is the Vice President of Cybersecurity leading our cybersecurity program and reports to the Executive Vice President and Chief Innovation Officer, who serves on the Executive Committee and reports to the CEO. The CISO has a Master of Science degree in Cybersecurity Operations, is certified as an information security professional with the International Information System Security Certification Consortium ("ISC2") and International Association of Privacy Professionals, and has over thirty years of leadership experience in technology, systems architecture, and cybersecurity.

Cybersecurity events are continuously monitored by global security operations centers staffed in the United States, European Union, and Asia Pacific regions with events and incidents being managed based upon the MITRE ATT&CK framework, a system for classifying and describing cyberattacks and intrusions. Management provides guidance and is informed of cybersecurity events through a committee with cross-functional representation of executive leadership. The committee meets at least quarterly for activities such as determining policy, reviewing active risks, assessing impact of emerging threats or regulatory changes, and monitoring active incidents. This committee also receives escalated alerts within 24-hours of confirmed cybersecurity events, and will determine the severity of the incident, engage with crisis management as necessary, and disseminate that information internally as appropriate and warranted. The Company's generative artificial intelligence strategy is to "Generate Responsibly," actively providing education and awareness, encouraging the safe exploration of generative AI tools and resources, consistent with Company data protection policies and standards.

Third-party service providers must meet baseline security requirements before they connect to our systems or manage sensitive information. They are evaluated based on risk, which is based on financial, operational, legal/regulatory, capacity, cybersecurity posture, and reputational impact. Additionally, high risk third-party service providers are continuously monitored for security health and active threats.

We recognize the risk posed by global cybersecurity threats, and our Board is regularly updated on emerging risks and maintains oversight of our cybersecurity program implemented to address them. In 2025, management provided a detailed cybersecurity update to the Board and led discussions on specific cybersecurity and process control topics at its May meeting.

While management is responsible for assessing and managing our day-to-day risks and control systems, the Audit Committee of the Board oversees our information technology and cybersecurity risks. The Committee conducts a comprehensive review of cybersecurity topics and reviews our programs and practices with management at least annually, and receives management's report on our cybersecurity dashboard, which summarizes key security metrics and activities, at each quarterly Committee meeting.

To further advance cybersecurity awareness, we adopted behavior-based education that helps improve employee's performance identifying and reporting fraudulent email and voice fraud.

Our cybersecurity program includes, but is not limited to:

- annual cybersecurity education for all company computer users on relevant policies and standards, best practices at work and at home;
- communication processes including how to identify, respond, and report threats or potential vulnerabilities;
- protective software installed and configured on Company systems and mobile devices, updated and patched on a regular basis, to provide the highest level of protection against malicious threats;
- an established program based on the MITRE ATT&CK framework for managing ransomware and other cybersecurity incidents;
- regular internal audits of our IT infrastructure and information security management systems to ensure compliance and continuous improvement;
- penetration, discovery and vulnerability assessments conducted daily;
- mobile threat protection mechanisms and policies;
- business continuity plans that are well documented and tested regularly; disaster recovery plans that are also well documented and tested at least annually; certain key financial applications that are tested at least semi-annually; and
- coverage for non-damage business interruption or liability for data breaches as a part of the Company's combined insurance programs.

In addition, in 2025, we performed an external maturity assessment of our cybersecurity program to align and compare against our industry and peers. We continued to conduct ransomware simulation exercises and engaged outside consultants to perform external perimeter penetration testing.

While we attempt to mitigate cybersecurity risks by employing a number of measures, as described above, our employees, systems, networks, products, facilities and services remain potentially vulnerable to ransomware or sophisticated espionage. Depending on their nature and scope, such threats could potentially lead to the compromise of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations or financial condition. As of February 20, 2026, we do not believe that any cybersecurity threats, including those resulting from any previous cybersecurity incidents, have materially affected, or are reasonably likely to materially affect, the Company, including its business strategy, results of operations or financial condition. See Item 1A. Risk Factors - General Risk Factors for additional information.

Item 3.   Legal Proceedings.

Environmental Matters

From time to time, we and our joint ventures receive notices or inquiries from government entities regarding alleged violations of environmental laws and regulations pertaining to, among other things, the disposal, emission and storage of chemical and petroleum substances, including hazardous wastes. U.S. Securities and Exchange Commission rules require disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions that we reasonably believe could exceed $300,000. The matters below are disclosed solely pursuant to that requirement and we do not believe that any of these proceedings will have a material impact on the Company's Consolidated Financial Statements.

In April 2025, the State of Texas filed suit against our subsidiary, Equistar Chemicals, L.P., in Travis County District Court seeking civil penalties and injunctive relief for violations of the Texas Clean Air Act related to several alleged emission events between May 2018 and April 2021.

In May 2025, the Texas Commission on Environmental Quality issued a proposed Agreed Order to Equistar Chemicals, L.P. to resolve alleged air permitting exceedances at the La Porte Complex between 2020 and 2022.

In November 2025, the Illinois Attorney General issued a proposed Stipulation to Equistar Chemicals, L.P. to resolve alleged air exceedances at the Morris Plant between 2018 and 2024.

Litigation and Other Matters

Information regarding our litigation and other legal proceedings can be found in Note 19 to the Consolidated Financial Statements.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.**

Market and Dividend Information

Our shares were listed on the New York Stock Exchange ("NYSE") on October 14, 2010 under the symbol "LYB."

The payment of dividends or distributions in the future will be subject to the requirements of Dutch law and the discretion and approval of our Board of Directors. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will depend upon general business conditions, our financial condition, our earnings and cash flow, our capital requirements, financial covenants and other contractual restrictions on the payment of dividends or distributions.

We intend to continue to declare and pay quarterly dividends after giving consideration to our cash balances and expected results from operations. Our focus on funding our dividends is balanced with our commitment to maintain an investment grade balance sheet as part of our capital allocation strategy and there can be no assurance that any dividends or distributions will be declared or paid in the future.

Holders

As of February 18, 2026, there were approximately 5,000 record holders of our shares, including Cede & Co. as nominee of the Depository Trust Company.

Equity Compensation Plan

See Part III, Item 11. Executive Compensation for information relating to the Company's equity compensation plans.

United Kingdom Tax Considerations

As a result of its United Kingdom tax residency, dividend distributions by LyondellBasell Industries N.V. to its shareholders are not subject to withholding tax, as the United Kingdom currently does not levy a withholding tax on dividend distributions.

Performance Graph

The performance graph and the information contained in this section is not "soliciting material," is being furnished, not filed, with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

The graph below shows the relative investment performance of LyondellBasell Industries N.V. shares, the S&P 500 Index and the S&P 500 Chemicals Index since December 31, 2020. The graph assumes that $100 was invested on December 31, 2020 and any dividends paid were reinvested at the date of payment. The graph is presented pursuant to SEC rules and is not meant to be an indication of our future performance.



	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
LyondellBasell Industries N.V.	$100.00	$105.07	$104.04	$125.57	$103.74	$66.44
S&P 500 Index	$100.00	$128.71	$105.40	$133.10	$166.40	$196.16
S&P 500 Chemicals Index	$100.00	$125.91	$111.73	$124.07	$123.81	$122.44

Issuer Purchases of Equity Securities

On May 23, 2025, our shareholders approved a share repurchase authorization of up to 34.0 million ordinary shares, through November 23, 2026, which superseded any prior repurchase authorizations. The maximum number of shares that may yet be purchased is not necessarily an indication of the number of shares that will ultimately be purchased.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

GENERAL

This discussion should be read in conjunction with the information contained in our Consolidated Financial Statements, and the accompanying notes elsewhere in this report. Unless otherwise indicated, the "Company," "we," "us," "our" or similar words are used to refer to LyondellBasell Industries N.V. together with its consolidated subsidiaries ("LyondellBasell N.V.").

In February 2025, we ceased business operations at our Houston refinery. Accordingly, our refining business, previously disclosed as the Refining segment, is reported as a discontinued operation. The related operating results of our refining business are reported as discontinued operations for all periods presented.

Discontinued operations also include costs associated with the closure and dismantlement of our Berre refinery.

The discussion summarizing the significant factors affecting the results of operations and financial condition for the year ended December 31, 2023 and for the year ended December 31, 2024 compared to 2023, except as impacted by the change for discontinued operations discussed above, has been excluded from this Form 10-K and can be found in Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on February 27, 2025, of which Item 7 is incorporated herein by reference.

OVERVIEW

Results from continuing operations for 2025 decreased when compared to 2024, primarily as a result of non-cash impairment charges recognized in 2025 in our Olefins and Polyolefins-Europe, Asia, International ("O&P-EAI") and Advanced Polymer Solutions ("APS") segments. Throughout 2025, petrochemical markets faced significant headwinds from global trade disruptions, falling oil prices and capacity additions which outpaced global demand growth. In our Olefins and Polyolefins-Americas ("O&P-Americas") segment, polyethylene chain margins fell due to trade issues, higher feedstock costs and a well-supplied market. In our O&P-EAI segment, polymer margins declined throughout 2025 due to competition from imports, partially offset by lower feedstock costs. In our Intermediates and Derivatives ("I&D") segment, new octane capacity pressured oxyfuels and related products margins through most of the summer driving season. Our APS segment delivered meaningful gains through margin improvement, portfolio optimization and increased business win rates.

In 2025, we agreed to sell certain European olefins and polyolefins assets and the associated business. The sale is expected to close in the second quarter of 2026. In connection with the sale, we expect to recognize a loss of approximately $700 million to $900 million upon closing, which includes a cash contribution of approximately $300 million to the sold businesses prior to closing.

During 2025, we generated $2.3 billion in cash from operating activities. We invested $1.9 billion in capital expenditures and returned $2.0 billion to shareholders through dividend payments and share repurchases.

Results of operations for the periods discussed are presented in the table below.

Millions of dollars		Year Ended December 31,				
		2025		**2024**		**2023**
Sales and other operating revenues	$	30,153	$	33,394	$	33,336
Cost of sales		27,576		28,750		28,435
Goodwill impairments		972		—		252
Other impairments		279		949		255
Selling, general and administrative expenses		1,610		1,642		1,539
Research and development expenses		136		135		130
Operating income (loss)		(420)		1,918		2,725
Interest expense		(487)		(481)		(477)
Interest income		97		150		129
Gain (loss) on sale of business		(6)		284		—
Other income (expense), net		113		47		(58)
Loss from equity investments		(12)		(217)		(20)
Income (loss) from continuing operations before income taxes		(715)		1,701		2,299
Provision for income taxes		70		259		433
Income (loss) from continuing operations		(785)		1,442		1,866
Income (loss) from discontinued operations, net of tax		47		(75)		255
Net income (loss)		(738)		1,367		2,121
Other comprehensive income (loss), net of tax—						
Financial derivatives		(22)		115		(80)
Defined benefit pension and other postretirement benefit plans		45		(2)		(97)
Foreign currency translations		199		(169)		73
Total other comprehensive income (loss), net of tax		222		(56)		(104)
Comprehensive income (loss)	$	(516)	$	1,311	$	2,017

RESULTS OF OPERATIONS

Revenues—Revenues decreased by $3,241 million, or 10%, in 2025 compared to 2024. Lower average sales prices for many of our products resulted in an 8% decrease in revenues, while lower sales volumes driven by lower demand led to a 4% decrease. These declines were partially offset by favorable foreign exchange impacts, which led to a 2% increase in revenues. Revenues were relatively flat in 2024 compared to 2023.

Cost of Sales—Cost of sales decreased by $1,174 million, or 4%, in 2025 compared to 2024, primarily due to lower feedstock and energy costs. In 2024, cost of sales increased by $315 million, or 1%, compared to 2023, mainly driven by higher feedstock and energy costs.

Fluctuations in our cost of sales are generally driven by changes in feedstock and energy costs. After giving consideration to the reclassification of the refinery business to discontinued operations, feedstock and energy costs represent approximately 70% of total annual cost of sales over the last three years. Other variable costs account for approximately 10% to 15%, while fixed operating costs, consisting primarily of expenses related to employee compensation, depreciation and amortization, and maintenance, account for the remainder.

Impairments—In the third quarter of 2025, a prolonged downturn in, and outlook for, the European petrochemical and global automotive industries, particularly affecting our O&P-EAI and APS segments, combined with the sustained decline in our market capitalization, drove non-cash impairment charges of $1,182 million within these segments. Additionally, during 2025, we recognized other non-cash impairment charges of $69 million, primarily related to property, plant and equipment in our O&P-Americas and O&P-EAI segments.

During 2024, we recognized non-cash impairment charges of $949 million, primarily consisting of $892 million of property, plant and equipment impairments in our O&P-EAI and APS segments.

During 2023, we recognized non-cash impairment charges of $507 million, primarily consisting of a $252 million goodwill impairment charge in our APS segment and a $192 million impairment charge related to our European PO Joint Venture, recognized in our I&D segment.

See Notes 9 and 10 to the Consolidated Financial Statements for additional information regarding impairment charges.

SG&A Expenses—Selling, general and administrative ("SG&A") expenses decreased by $32 million, or 2%, in 2025 compared to 2024, with approximately 70% of the decrease attributable to lower professional fees and the remainder primarily driven by reduced spending on strategic projects. In 2024, SG&A expenses increased by $103 million, or 7%, compared to 2023, primarily due to higher employee-related expenses.

Operating Income (Loss)—Operating income decreased by $2,338 million, or 122%, in 2025 compared to 2024. In 2025, operating income for our O&P-Americas, APS, I&D and Technology segments decreased by $1,364 million, $695 million, $523 million and $201 million, respectively, compared to 2024. These decreases were partially offset by an increase of $324 million in our O&P EAI segment. Results for each of our business segments are discussed further in the Segment Analysis section below.

Operating income decreased by $807 million, or 30%, in 2024 compared to 2023. The decline was driven primarily by an $848 million decrease in our O&P-EAI segment, largely reflecting an $837 million non-cash impairment related to assets included in our European strategic review. Operating income in our I&D segment decreased by $311 million primarily due to lower oxyfuels and related products margins, partially offset by the absence of a $192 million impairment charge recognized in 2023. Results for our APS segment improved $213 million primarily due to impairment charges of $252 million recognized in 2023. Our O&P-Americas segment improved $140 million driven by improved olefins margins. Operating income in our Technology segment increased by $4 million, reflecting higher licensing results.

Interest Income—Interest income decreased by $53 million, or 35%, in 2025 compared to 2024. Approximately 55% of the decrease was driven by lower average cash balances invested in short-term marketable securities, with the remainder due to lower average interest rates. Interest income increased $21 million, or 16%, in 2024 compared to 2023, primarily as a result of increased average cash balances invested in short-term marketable securities.

Gain (Loss) on Sale of Business—In the second quarter of 2024, we completed the sale of our Ethylene Oxide & Derivatives ("EO&D") business and associated production facilities located in Bayport, Texas and recognized a pre-tax gain of $284 million. See Note 9 to the Consolidated Financial Statements for additional information.

Other Income (Expense), Net—Other income increased by $66 million, or 140%, in 2025 compared to 2024, primarily due to a $67 million gain recognized on the sale of excess European emissions credits during 2025. In 2024, other income increased by $105 million, or 181%, compared to 2023. Approximately $50 million of this increase was due to the net impact of foreign exchange transactions, while the remaining increase was primarily attributable to the sale of precious metals and the impact of legal settlements, each contributing approximately $25 million.

Loss from Equity Investments—Results from equity investments increased by $205 million, or 94%, in 2025 compared to 2024, primarily due to the absence of a deferred tax valuation allowance charge and equity losses related to a Chinese joint venture in our O&P-EAI segment that were recognized in 2024.

Income Taxes—Our effective income tax rates of (9.8)% in 2025 and 15.2% in 2024 resulted in tax expense of $70 million and $259 million, respectively. The lower effective tax rate for 2025 was primarily attributable to changes in earnings in countries with varying statutory tax rates, largely attributable to third quarter non-cash impairments decreasing the effective tax rate by 66.2 percentage points in comparison to 2024. This decrease was partially offset by increases in the effective tax rate related to fluctuations in foreign exchange gains and losses, coupled with the establishment of valuation allowances against deferred tax assets, which increased the effective tax rate by 24.4 percentage points and 23.2 percentage points, respectively.

Our effective income tax rates of 15.2% in 2024 and 18.8% in 2023 resulted in tax expense of $259 million and $433 million, respectively. The lower effective tax rate for 2024 was primarily attributable to changes in earnings in countries with varying statutory tax rates, largely attributable to fourth quarter non-cash impairments decreasing the effective tax rate by 4.7 percentage points in comparison to 2023. There was a further decrease in the effective tax rate of 1.8 percentage points related to fluctuations in foreign exchange gains and losses, partially offset by an increase in the effective tax rate of 2.5 percentage points related to reduced exempt income in 2024.

For additional information, see Note 18 to the Consolidated Financial Statements.

Income (Loss) from Discontinued Operations, Net of Tax—Income (loss) from discontinued operations, net of tax, increased by $122 million, or 163%, in 2025 compared to 2024. In 2025, we recognized a last-in, first-out ("LIFO") benefit of $196 million, net of tax, resulting from the liquidation of low-cost inventory, and a gain on the sale of pipelines of approximately $24 million, net of tax. These benefits were partially offset by a decrease of $40 million in income from discontinued operations, net of tax, related to our Berre refinery, primarily due to the recognition of an environmental reserve in 2025. The remainder of the change was primarily driven by increased costs as we ceased business operations at our Houston refinery in February 2025.

Income (loss) from discontinued operations, net of tax, decreased by $330 million, or 129%, in 2024 compared to 2023. Lower margins from our Houston refinery, driven by a decrease in the Maya 2-1-1 industry crack spread, resulted in a 225% decrease in results from discontinued operations compared to the prior period. A decrease in costs related to our exit from the refinery business resulted in a 61% benefit in Income (loss) from discontinued operations, net of tax. The remainder of the change was primarily related to a decrease in income tax expense.

Comprehensive Income (Loss)—Comprehensive income (loss) decreased by $1,827 million in 2025 compared to 2024, primarily due to a decrease in net income (loss). The activities from the remaining components of Comprehensive income (loss) are discussed below.

Financial derivatives designated as cash flow hedges, primarily our commodity swaps, led to a decrease in Comprehensive income (loss) of $137 million in 2025 compared to 2024, reflecting commodity pricing volatility. Foreign currency translations increased Comprehensive income (loss) by $368 million in 2025 compared to 2024, primarily due to the weakening of the U.S. dollar relative to the euro in 2025, partially offset by the effective portion of our net investment hedges. See Notes 15, 16 and 20 to the Consolidated Financial Statements for further discussions.

Segment Analysis

We use net income (loss) before interest, income taxes, and depreciation and amortization ("EBITDA") as our measure of profitability for segment reporting purposes. This measure of segment operating results is used by our chief operating decision maker to assess the performance of, and allocate resources to, our operating segments. Intersegment eliminations and items that are not directly related or allocated to business operations, such as foreign exchange gains or losses and components of pension and other post-retirement benefits other than service costs, are included in "Other." See the table below for a reconciliation of EBITDA to its nearest generally accepted accounting principles ("GAAP") measure.

The following table presents the reconciliation of Net income (loss) to EBITDA for each of the periods presented:

	Year Ended December 31,	
Millions of dollars	2025	2024
Net income (loss)	$ (738)	$ 1,367
Provision for income taxes	84	240
Depreciation and amortization	1,390	1,522
Interest expense, net	390	331
EBITDA	$ 1,126	$ 3,460

Our continuing operations are managed through five reportable segments: O&P-Americas, O&P-EAI, I&D, APS and Technology. Revenues and other information for the periods presented are reflected in the tables below for our reportable segments:

	Year Ended December 31,	
Millions of dollars	2025	2024
Sales and other operating revenues:		
O&P-Americas segment	$ 9,801	$ 11,533
O&P-EAI segment	10,227	10,867
I&D segment	9,069	10,424
APS segment	3,472	3,634
Technology segment	549	671
Other, including intersegment eliminations	(2,965)	(3,735)
Total	$ 30,153	$ 33,394
Operating income (loss):		
O&P-Americas segment	$ 441	$ 1,805
O&P-EAI segment	(684)	(1,008)
I&D segment	428	951
APS segment	(743)	(48)
Technology segment	137	338
Other, including intersegment eliminations	1	(120)
Total	$ (420)	$ 1,918

Millions of dollars	Year Ended December 31,			
	2025		**2024**	
Depreciation and amortization:				
O&P-Americas segment	$	652	$	619
O&P-EAI segment		203		220
I&D segment		409		401
APS segment		83		90
Technology segment		43		42
Total	$	1,390	$	1,372
Income (loss) from equity investments:				
O&P-Americas segment	$	37	$	13
O&P-EAI segment		(52)		(217)
I&D segment		3		(13)
Total	$	(12)	$	(217)
Impairments:				
O&P-Americas segment	$	9	$	—
O&P-EAI segment		460		892
I&D segment		—		2
APS segment		782		55
Total	$	1,251	$	949
Gain (loss) on sale of business:				
I&D segment	$	—	$	284
APS segment		(6)		—
Total	$	(6)	$	284
Other income (expense), net:				
O&P-Americas segment	$	14	$	8
O&P-EAI segment		76		14
I&D segment		38		41
APS segment		15		12
Technology segment		—		(1)
Other, including intersegment eliminations		(30)		(27)
Total	$	113	$	47
EBITDA:				
O&P-Americas segment	$	1,144	$	2,445
O&P-EAI segment		(457)		(991)
I&D segment		878		1,664
APS segment		(651)		54
Technology segment		180		379
Discontinued operations		61		56
Other, including intersegment eliminations		(29)		(147)
Total	$	1,126	$	3,460

Olefins and Polyolefins-Americas Segment

Overview—EBITDA decreased in 2025 relative to 2024 primarily due to lower margins.

In calculating the impact of margin and volume on EBITDA, consistent with industry practice, we offset revenues and volumes related to ethylene co-products against the cost to produce ethylene. Volume and price impacts of ethylene co-products are reported in margin.

Ethylene Raw Materials—Ethylene and its co-products are produced from two major raw material groups:

- natural gas liquids, principally ethane and propane, the prices of which are generally affected by natural gas prices; and

- crude oil-based liquids ("liquids" or "heavy liquids"), including naphtha, condensates and gas oils, the prices of which are generally related to crude oil prices.

We have flexibility to vary the raw material mix and process conditions in our U.S. olefins plants in order to maximize profitability as market prices fluctuate for both feedstocks and products. Although prices of crude-based liquids and natural gas liquids are generally related to crude oil and natural gas prices, during specific periods the relationships among these materials and benchmarks may vary significantly. Ethane made up approximately 75% to 80% of the raw materials used in our North American crackers in 2025 and 2024.

The following table sets forth selected financial information for the O&P-Americas segment including Income from equity investments, which is a component of EBITDA.

	Year Ended December 31,	
Millions of dollars	**2025**	**2024**
Sales and other operating revenues	$ 9,801	$ 11,533
Income from equity investments	37	13
EBITDA	1,144	2,445

Revenues—Revenues decreased by $1,732 million, or 15%, in 2025 compared to 2024. Lower average sales prices across most of our products, driven by a lower oil price environment and ample product supply, resulted in a 9% decrease in revenue. Lower volumes, driven by planned and unplanned outages, resulted in a 6% decrease in revenue.

EBITDA—EBITDA decreased by $1,301 million, or 53%, in 2025 compared to 2024. Lower olefins results led to a 36% decrease in EBITDA, primarily driven by lower margins from a decrease in co-product contribution. Lower polyethylene results led to a 16% decrease in EBITDA, primarily due to margin compression attributed to unfavorable macroeconomic conditions.

Olefins and Polyolefins-Europe, Asia, International Segment

Overview—Segment results were affected by impairment charges recognized in 2024 and 2025. Polymer margins weakened during 2025 as increased import competition created unfavorable market conditions.

In calculating the impact of margin and volume on EBITDA, consistent with industry practice, we offset revenues and volumes related to ethylene co-products against the cost to produce ethylene. Volume and price impacts of ethylene co-products are reported in margin.

Ethylene Raw Materials—In Europe, naphtha is the primary raw material for our ethylene production and represented approximately 70% and 60% of the raw materials used in 2025 and 2024, respectively.

The following table sets forth selected financial information for the O&P-EAI segment including Loss from equity investments, which is a component of EBITDA.

Millions of dollars	Year Ended December 31,	
	2025	2024
Sales and other operating revenues	$ 10,227	$ 10,867
Loss from equity investments	(52)	(217)
EBITDA	(457)	(991)

Revenues—Revenues decreased by $640 million, or 6%, in 2025 compared to 2024. Lower average sales prices, primarily as a result of a decrease in the price of naphtha, drove an 8% decrease in revenues. Lower volumes resulted in a 2% decrease in revenue, equally due to lower demand and unplanned downtime. Favorable foreign exchange impacts resulted in a 4% increase in revenue.

EBITDA—EBITDA increased by $534 million, or 54%, in 2025 compared to 2024. During 2025, we recognized a $400 million non-cash goodwill impairment charge related to a prolonged downturn in, and outlook for, the European petrochemical industry. During 2024, we recognized an $837 million non-cash impairment of property, plant and equipment related to our European assets included in our strategic review.

Additionally, results from equity investments resulted in a 17% increase in EBITDA, primarily as a result of the absence of both a deferred tax valuation allowance for a Chinese joint venture recognized during the fourth quarter of 2024 and related equity losses. The remaining decrease was primarily due to lower polymer margins, driven by lower spreads from unfavorable pricing from weaker demand.

Intermediates and Derivatives Segment

Overview—EBITDA decreased in 2025 compared to 2024 driven by lower oxyfuels and related products results, shutdown costs related to our European PO Joint Venture recognized in 2025, and the absence of a gain on sale of our EO&D business recognized in the second quarter of 2024.

The following table sets forth selected financial information for the I&D segment including Income (loss) from equity investments, which is a component of EBITDA.

Millions of dollars	Year Ended December 31,	
	2025	2024
Sales and other operating revenues	$ 9,069	$ 10,424
Income (loss) from equity investments	3	(13)
EBITDA	878	1,664

Revenues—Revenues decreased by $1,355 million, or 13%, in 2025 compared to 2024. Lower average sales prices resulted in a 10% decrease in revenue driven primarily by oxyfuels and related products as a result of lower crude pricing. A decline in sales volumes due to the second quarter of 2024 sale of our EO&D business and associated production facilities resulted in a 4% decrease in revenue. Favorable foreign exchange impacts resulted in a 1% increase in revenue.

EBITDA—EBITDA decreased $786 million, or 47%, in 2025 compared to 2024. During 2024, we recognized a $284 million gain on the sale of our EO&D business. During 2025, we permanently closed our European PO Joint Venture incurring $126 million of shutdown costs in the year. Lower oxyfuels and related products margins resulted in a 24% decrease in EBITDA driven by lower crude pricing from softer global demand as compared to the prior year. This decrease was partially offset by improved oxyfuel and related products volumes which increased EBITDA by 9% primarily due to more sales volumes.

Advanced Polymer Solutions Segment

Overview—Segment results were affected by impairment charges recognized in 2024 and 2025. EBITDA improved due to transformational programs included in our stepping up performance and culture strategy.

The following table sets forth selected financial information for the APS segment.

	Year Ended December 31,	
Millions of dollars	2025	2024
Sales and other operating revenues	$ 3,472	$ 3,634
EBITDA	(651)	54

Revenues—Revenues decreased in 2025 by $162 million, or 4%, compared to 2024. Lower sales volumes resulted in a 4% decrease in revenue stemming from weaker automotive demand. Lower average sales prices resulted in a 2% decrease in revenue. Favorable foreign exchange impacts resulted in a revenue increase of 2%.

EBITDA—EBITDA decreased in 2025 by $705 million, compared to 2024. During 2025, we recognized $782 million of non-cash impairment charges related to a prolonged downturn in, and outlook for, the global automotive industry. During 2024, unfavorable market conditions resulted in the loss of customers in our APS specialty powders business unit, resulting in a non-cash impairment charge of $55 million related to property, plant and equipment. See Note 9 to our Consolidated Financial Statements for additional information related to our impairments. The remaining change was primarily related to margin improvements primarily as a result of lower fixed costs driven by our transformation programs including portfolio optimizations including actions taken as a part of our cash improvement plan.

Technology Segment

Overview—Our Technology segment recognizes revenues related to the sale of polyolefin catalysts and the licensing of chemical and polyolefin process technologies. These revenues are offset in part by the costs incurred in the production of catalysts, licensing and services activities and research and development ("R&D") activities. In 2025 and 2024, our Technology segment incurred approximately 60% and 55% of all R&D costs, respectively.

EBITDA decreased in 2025 compared to 2024 due to lower licensing results and lower catalyst margins as the planned pace of global polyolefin capacity additions moderated from lower demand for polyolefin products.

The following table sets forth selected financial information for the Technology segment.

	Year Ended December 31,	
Millions of dollars	2025	2024
Sales and other operating revenues	$ 549	$ 671
EBITDA	180	379

Revenues—Revenues decreased by $122 million, or 18%, in 2025 compared to 2024. Lower licensing revenues resulting from recognition of revenue on fewer contracts drove a 16% decrease in revenue. Lower catalyst prices drove a 3% decrease in revenues. Lower catalyst volumes resulting from lower demand drove a 3% decrease in revenues. Favorable foreign exchange impact resulted in a 4% increase in revenues.

EBITDA—EBITDA in 2025 decreased by $199 million, or 53%, compared to 2024. Licensing results led to a 31% decrease in EBITDA resulting from fewer contracts with lower average values reaching significant milestones. Lower catalyst margins resulted in a 20% decrease in EBITDA as a result of lower production levels.

FINANCIAL CONDITION

The following table summarizes operating, investing and financing cash flow activities:

Millions of dollars	Year Ended December 31,	
	2025	2024
Cash provided by (used in):		
Operating activities	$ 2,262	$ 3,819
Investing activities	(1,776)	(1,853)
Financing activities	(507)	(1,895)

Operating Activities—Cash provided by operating activities of $2,262 million in 2025 primarily reflected net loss adjusted for non-cash items, $393 million of tax payments which includes $235 million in U.S. Federal corporate income tax payments deferred from 2024 into 2025 under Hurricane Beryl disaster relief, and cash activities primarily related to Accounts receivable, Inventories, and Accounts payable.

Decreased Accounts receivable of $687 million was driven by lower average sales prices and volumes resulting from weak market conditions in our O&P-Americas, O&P-EAI, and I&D segments. Decreased Accounts payable of $768 million was primarily driven by lower production volumes from lower operating rates and decreased raw material costs in our O&P-EAI segment coupled with timing of payments. These changes also reflect our efforts to address ongoing macroeconomic volatility and strengthen financial results through our cash improvement plan. The decrease of $945 million in Inventories was primarily driven by our cash improvement plan actions.

Cash provided by operating activities of $3,819 million in 2024 primarily reflected earnings adjusted for non-cash items and cash activities primarily related to Accounts receivable, Inventories, and Accounts payable. Decreased Accounts receivable of $127 million was primarily driven by lower average sales prices coupled with timing of sales and customer payments. The decrease of $25 million in Inventories was primarily driven by higher sales volumes, slightly offset by inventory build in anticipation of turnarounds in the first quarter of 2025. Decreased Accounts payable of $122 million was driven by decreased raw material costs, partially offset by timing of payments.

Investing Activities—Capital expenditures in 2025 totaled $1,878 million compared to $1,839 million in 2024, of which approximately 65% and 75%, respectively, support sustaining maintenance such as turnaround activities at several sites as well as other plant health, safety and environmental projects. The remaining expenditures support profit-generating growth projects. See Note 22 to the Consolidated Financial Statements for additional information regarding capital spending by segment.

In 2025, we received proceeds of $67 million upon the sale of excess European emission credits. In 2024, we sold our EO&D business for $689 million and invested approximately $500 million to acquire a 35% stake in the National Petrochemical Industrial Company joint venture. See Notes 10 and 22 to the Consolidated Financial Statements for additional information.

In 2025, foreign currency contracts with an aggregate notional value of €750 million expired. Upon settlement of these foreign currency contracts, we paid €750 million ($877 million at the expiry spot rate) to our counterparties and received $843 million from our counterparties. Additionally, in 2025 we received $59 million upon termination and cash settlement of our cross-currency interest rate swaps, designated as net investment hedges, maturing in 2025 and 2030.

In 2024, foreign currency contracts with an aggregate notional value of €850 million expired. Upon settlement of these foreign currency contracts, we paid €850 million ($921 million at the expiry spot rate) to our counterparties and received $967 million from our counterparties.

Financing Activities—We made dividend payments totaling $1,764 million and $1,720 million, in 2025 and 2024, respectively. Additionally, in 2025 and 2024, we made payments of $201 million and $195 million to repurchase outstanding ordinary shares, respectively. For additional information related to our share repurchases and dividend payments, see Note 20 to the Consolidated Financial Statements.

In 2025, we issued $500 million of 5.125% guaranteed notes due 2031 and $1,000 million of 5.875% guaranteed notes due 2036. Combined net proceeds from the sale of the notes are expected to be used for general corporate purposes, which may include the repayment of the outstanding principal on our guaranteed notes due 2026 and 2027.

In 2025, we issued $500 million of 6.150% guaranteed notes due 2035. Net proceeds from the sale of the notes were used for general corporate purposes, including the repayment of $492 million remaining of outstanding principal of our 1.25% guaranteed notes due 2025.

In 2024, we issued $750 million of 5.5% guaranteed notes due 2034. Additionally, we repaid the $775 million remaining of outstanding principal on our 5.75% senior notes due 2024.

For additional detail regarding these debt transactions see Note 13 to the Consolidated Financial Statements.

In 2024, foreign currency contracts with an aggregate notional value of €784 million expired. Upon settlement of these foreign currency contracts, which were designated as cash flow hedges, we paid €784 million ($835 million at the expiry spot rate) to our counterparties and received $849 million from our counterparties.

For additional information related to our swaps and currency contracts, see Note 15 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Overview

We plan to fund our working capital, capital expenditures, debt service, dividends and other cash requirements with our current available liquidity and cash from operations, which could be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control.

Debt repayment, and the purchase of shares under our share repurchase authorization, may be funded from cash and cash equivalents, cash from short-term investments, cash from operating activities, proceeds from the issuance of debt, or a combination thereof.

As part of our overall capital allocation strategy, we plan to provide returns to shareholders in the form of dividends and share repurchases. Over the long-term, we are targeting shareholder returns of 70% of free cash flow, defined as net cash provided by operating activities less capital expenditures; however, our returns may vary in the event of significant or unforeseen changes in business circumstances, mergers or acquisitions, or the continuation of the current downturn. We intend to continue to declare and pay quarterly dividends, after giving consideration to our cash balances and expected results from operations. Our focus on funding our dividends is balanced with our commitment to maintain an investment grade balance sheet as part of our capital allocation strategy and there can be no assurance that any dividends or distributions will be declared or paid in the future.

In February 2026, we declared a quarterly dividend of $0.69 per share, representing a $0.68 per share reduction from our fourth quarter 2025 dividend. The dividend will be paid to shareholders on March 9, 2026, with an ex-dividend and record date of March 2, 2026.

Cash Improvement Plan

In April 2025, to address ongoing macroeconomic volatility, we announced a cash improvement plan. The plan targeted a $600 million run-rate in annualized savings for 2025 relative to our 2025 internal plan. The cash improvement plan included three initiatives: (1) deferral of capital spending; (2) net reduction in Accounts receivable, Inventory and Accounts payable; and (3) fixed cost reductions. As of the end of 2025, the cash improvement plan achieved $800 million in annualized cash savings relative to our 2025 plan. For 2026, we expect to generate an additional $500 million of cash savings relative to 2025 actuals for a cumulative target of $1.3 billion. We will continue to prioritize capital spending on maintenance and certain growth projects. Fixed cost reductions may be achieved through contract changes, reductions in employees and employee-related expenses or other means. During 2025, we incurred $32 million in severance costs associated with the cash improvement plan.

Cash and Liquid Investments

As of December 31, 2025, we had Cash and cash equivalents totaling $3,443 million, which includes $678 million in jurisdictions outside of the U.S., primarily held within the United Kingdom. There are currently no legal or economic restrictions that would materially impede our transfers of cash.

Credit Arrangements

At December 31, 2025, we had total debt, including current maturities, of $12,938 million. Additionally, we had $169 million of outstanding letters of credit, bank guarantees and surety bonds issued under uncommitted credit facilities.

We had total unused availability under our credit facilities of $4,650 million at December 31, 2025, which included the following:

- $3,750 million under our $3,750 million Senior Revolving Credit Facility. This facility backs our $2,500 million commercial paper program. Availability under this facility is net of outstanding borrowings, outstanding letters of credit provided under the facility and notes issued under our commercial paper program. At December 31, 2025, we had no outstanding commercial paper and no borrowings or letters of credit outstanding under this facility; and

- $900 million under our $900 million U.S. Receivables Facility. Availability under this facility is subject to a borrowing base of eligible receivables, which is reduced by outstanding borrowings and letters of credit, if any. At December 31, 2025, we had no borrowings or letters of credit outstanding under this facility.

In 2025, we amended the Senior Revolving Credit Facility primarily to increase the maximum leverage ratio (as defined in the Credit Agreement) through 2027 unless we elect to terminate such provisions sooner. Included in the amendment are certain limitations, including restrictions on dividend increases, if our leverage ratio is greater than or equal to 4.00 to 1.00, and share repurchases except to offset dilution. Additionally, the modification to the maximum leverage ratio was incorporated into the U.S. Receivables Facility. See Note 13 to the Consolidated Financial Statements for additional details.

At any time and from time to time, we may repay or redeem our outstanding debt, including purchases of our outstanding bonds in the open market, through privately negotiated transactions or a combination thereof, in each case using cash and cash equivalents, cash from our short-term investments, cash from operating activities, proceeds from the issuance of debt or proceeds from asset divestitures. Any repayment or redemption of our debt will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. In connection with such repurchases or redemptions, we may incur cash and non-cash charges, which could be material in the period in which they are incurred.

In accordance with our current interest rate risk management strategy and subject to management's evaluation of market conditions and the availability of favorable interest rates among other factors, we may from time to time enter into interest rate swap agreements to economically convert a portion of our fixed rate debt to variable rate debt or convert a portion of our variable rate debt to fixed rate debt.

Share Repurchases

In May 2025, our shareholders approved a proposal to authorize us to repurchase up to 34.0 million ordinary shares, through November 23, 2026, which superseded any prior repurchase authorizations. Our share repurchase authorization does not have a stated dollar amount, and purchases may be made through open market purchases, private market transactions or other structured transactions. Repurchased shares could be retired or used for general corporate purposes, including for various employee benefit and compensation plans. In 2025, we purchased approximately 3.0 million shares under our share repurchase authorization for $201 million.

The maximum number of shares that may yet be purchased is not necessarily an indication of the number of shares that will ultimately be purchased. As of February 18, 2026, we had approximately 34.0 million shares remaining under the current authorization. The timing and amounts of additional shares repurchased, if any, will be determined based on our evaluation of market conditions and other factors, including any additional authorizations approved by our shareholders. In September 2025, we amended our Senior Revolving Credit Facility which now restricts share repurchases, except to offset dilution. For additional information related to our share repurchase authorizations, see Note 20 to the Consolidated Financial Statements.

Capital Budget

In 2026, we are planning to invest approximately $1.2 billion in capital expenditures. Approximately $800 million of the 2026 budget is planned for sustaining maintenance, with the remaining budget supporting profit-generating growth projects. Our capital spending plans are aligned with our strategic pillars. However, while we continue to invest in *MoReTec*-1 as planned, we are delaying construction to expand our propylene production capacity at our Channelview Complex (Flex-2) and delaying other capital projects to preserve capital during the cycle downturn.

Cash Requirements from Contractual and Other Obligations

As part of our ongoing operations, we enter into contractual arrangements that may require us to make future cash payments under certain circumstances. Our cash requirements related to contractual and other obligations primarily consist of purchase obligations, principal and interest payments on outstanding debt, lease payments, pension and other post-retirement benefits and income taxes. For more information regarding our debt arrangements, lease obligations, pension and other post-retirement benefits and income taxes, see Notes 13, 14, 16 and 18 to the Consolidated Financial Statements, respectively.

We are party to obligations to purchase raw materials, utilities and industrial gases which are designed to ensure sources of supply and are not expected to be in excess of normal requirements. These purchase arrangements include provisions which state minimum purchase quantities or fixed-fees; however, in the event we do not take the contractual minimum volumes, we are obligated to compensate the vendor only for any resulting economic losses they suffer. No material fees were paid to vendors for such losses in 2025. Assuming that contractual minimum volumes are purchased at contract prices as of December 31, 2025, these commitments represent approximately 20% of our annual Cost of sales with a weighted average remaining term of 6 years.

We also have purchase obligations under take-or-pay agreements which require us to either buy and take delivery of a minimum quantity of goods or to pay for any shortfall. These arrangements largely relate to product off-take agreements with a joint venture located in Poland. No material shortfall was paid for quantities not taken under these contracts in 2025. When valued using a contract price as of December 31, 2025, these commitments represent approximately 5% of our annual Cost of sales with a weighted average remaining term of 14 years.

In connection with the agreement for the sale of select European olefins & polyolefins assets and the associated business, we anticipate making a cash contribution of approximately $300 million to the sold businesses prior to closing in the second quarter of 2026. Other costs, including selling expenses, separation costs, and employee-related costs, are estimated to range from approximately $100 million to $150 million and are expected to be incurred primarily prior to closing. See Note 4 to our Consolidated Financial Statements for additional information.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We apply accounting policies that best reflect the underlying business and economic events, consistent with U.S. GAAP. Inherent in such policies are certain key assumptions and estimates which are updated periodically. We believe the following accounting policies and estimates, and the judgments and uncertainties affecting them, are critical in understanding our reported operating results and financial condition.

Inventories—We account for our raw materials, work-in-progress and finished goods inventories using the LIFO method of accounting. The cost of raw materials, which represents a substantial portion of our operating expenses, and energy costs generally follow price trends for crude oil and natural gas which are subject to many factors, including changes in economic conditions.

Since our inventory consists of manufactured products derived from crude oil, natural gas, natural gas liquids and correlated materials, as well as the associated feedstocks and intermediate chemicals, our inventory market values are generally influenced by changes in the benchmark of crude oil and heavy liquid values and prices for manufactured finished goods. The degree of influence of a particular benchmark may vary from period to period, as the composition of the dollar-value LIFO pools change. An actual valuation of inventory under the LIFO method is performed at the end of each year based on inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on our estimate of expected inventory levels and costs at the end of the year.

LIFO value is measured at the total pool level. The impact of the measurement of each LIFO pool at the lower of cost or market value ("LCM") is a function of the current market prices and the composition, or product mix, of inventory within the pool at the balance sheet date. Due to the compositions of our LIFO pools, changes in market prices of the materials within the pool from period-to-period do not necessarily correlate with LCM charges. An LCM condition may arise due to a volumetric or price decline in a particular material that had previously provided a positive impact within a pool.

As of December 31, 2025, three of our nine LIFO inventory pools, with a combined carrying value of $1.6 billion, were valued close to their respective market values. If there is a sustained decline in market prices in subsequent periods, we may recognize a LCM inventory valuation charge to reduce the carrying value of these pools to their respective market value. The extent of any future adjustment will depend on pool-specific commodity pricing trends and changes in the composition of each dollar-value LIFO pool at the balance sheet date. Given the inherent volatility in market pricing we cannot predict the extent of any such charge. Lower of cost or market charges recognized during an interim period can be reversed, partially or fully, in subsequent interim periods of the same fiscal year if market pricing recovers prior to the earlier of the inventory being sold and the end of the same fiscal year. Accordingly, our cost of sales and results of operations may be affected by such fluctuations.

Long-Lived Assets Impairment Assessment—Long-lived assets are assessed for impairment whenever changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable. The need to test for impairment can be based on several indicators, including a significant reduction in prices of or demand for products produced, a weakened outlook for profitability, a significant reduction in margins, an expectation that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life, other changes to contracts or changes in the regulatory environment. For purposes of impairment evaluation, long-lived assets, including finite-lived intangible assets, must be grouped at the lowest level for which independent cash flows can be identified. If the sum of the undiscounted estimated pre-tax cash flows is less than the carrying value of an asset group, fair value is calculated using an income approach or a market approach, and the carrying value is written down to the calculated fair value.

Significant judgment is involved in developing estimates of fair value, as the results may be based on assumptions that are not readily observable, including projected operating results, economic conditions, expected cash flows, EBITDA growth rates, terminal values, and discount rates. The discount rates applied in cash flow models reflect considerations such as prevailing market and economic conditions, the risk profile of the projected cash flows, and the return expectations of market participants. Estimates used to determine fair value are consistent with those used in our financial planning and business performance reviews.

During the third quarter of 2025, a prolonged downturn in, and outlook for, the European petrochemical and global automotive industries, particularly affected our O&P-EAI and APS segments, combined with the sustained decline in our market capitalization, constituted a triggering event requiring a quantitative interim impairment test of goodwill and long-lived assets within these segments. As a result we recognized non-cash impairment charges of $111 million related to intangible assets and $99 million related to property, plant and equipment in our APS segment. Additionally, during 2025, we recognized impairment charges of $56 million related to property, plant and equipment in connection with European assets classified as held for sale in our O&P-EAI segment.

The impairments recognized in 2025 were determined utilizing a discounted cash flow method under the income approach. These impairments resulted in a full write-down of property, plant and equipment for the impacted asset groups. Intangible assets remaining within our APS segment after the recognition of impairment charges are immaterial. We believe that any reasonable variation, whether favorable or unfavorable, in a significant input would not have a material effect on Net income (loss). In addition, due to the complexity and interdependence of the assumptions underlying the impairment analysis, it is not practicable to quantify the effect of individual assumptions on Net income (loss).

See Note 9 to the Consolidated Financial Statements for additional information regarding impairment charges.

Goodwill—Goodwill is tested for impairment annually in the fourth quarter, or whenever events or changes in circumstances indicate that the fair value of a reporting unit with goodwill may be less than its carrying amount. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed for each of the reporting units include, but are not limited to, changes in long-term commodity prices, discount rates, competitive environments, planned capacity, cost factors such as raw material prices, and financial performance of the reporting units. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its fair value, a quantitative test is required. Under the quantitative impairment test, the fair value of each reporting unit, calculated using an income approach such as a discounted cash flow model, is compared to its carrying value, including goodwill. If the carrying value of the reporting unit, including goodwill, exceeds its fair value, an impairment charge equal to the excess is recognized, up to a maximum amount of goodwill allocated to that reporting unit.

The process of valuing each reporting unit is inherently subjective, as valuation models require the application of significant estimates and the use of unobservable inputs, including projected operating results, economic conditions, expected cash flows, discount rates and other assumptions based on a market participant perspective. The discount rates applied in our cash flow models reflect considerations such as prevailing market and economic conditions, the risk profile of the projected cash flows, and the return expectations of market participants. While we believe our fair value estimates are reasonable, actual results may differ from those projections.

In the third quarter of 2025, we performed a quantitative impairment assessment of the reporting units within our O&P-EAI and APS segments, resulting in the recognition of non-cash impairment charges totaling $972 million. The impairments recognized in our O&P-EAI and APS segments resulted in a full write-down of goodwill for these segments. We believe that any reasonable variation, whether favorable or unfavorable, in a significant input would not have a material effect on Net income (loss). In addition, due to the complexity and interdependence of the assumptions underlying the impairment analysis, it is not practicable to quantify the effect of individual assumptions on Net income (loss). See Note 9 to the Consolidated Financial Statements for additional information.

As of December 31, 2025, we had goodwill of $708 million, primarily related to the acquisition of A. Schulman Inc. in 2018, as well as the tax effects of differences between the tax and book basis of our assets and liabilities, which resulted from the revaluation of those assets and liabilities to fair value in connection with the Company's emergence from bankruptcy and the application of fresh-start accounting in 2010. In the fourth quarter of 2025, we performed a qualitative impairment assessment of our reporting units, which indicated that it was more likely than not that the fair value of our reporting units exceeded their carrying value, including goodwill. Accordingly, a quantitative goodwill impairment test was not required.

Equity Method Investments Impairment—Investments in nonconsolidated entities accounted for under the equity method are assessed for impairment when there are indicators of a loss in value, such as a lack of sustained earnings capacity or a current fair value less than the investment's carrying amount. When it is determined such a loss in value is other than temporary, an impairment charge is recognized for the difference between the investment's carrying value and its estimated fair value. When determining whether a decline in value is other than temporary, we consider factors such as the duration and extent of the decline, the investee's financial condition and near-term prospects, and our ability and intention to retain our investment for a period that will be sufficient to allow for any anticipated recovery in the value of the investment. Estimates of fair value of an investment is based on the income approach and/or market approach. For the income approach, the fair value is typically based on the present value of expected future cash flows using discount rates believed to be consistent with those used by principal market participants. For the market approach, since quoted market prices are usually not available, we utilize market multiples of revenue and earnings derived from comparable publicly traded industrial gases companies.

Long-Term Employee Benefit Costs—Our costs for long-term employee benefits, particularly pension and other post-retirement medical and life insurance benefits, are incurred over long periods of time and involve many uncertainties over those periods. The net periodic benefit cost attributable to current periods is based on several assumptions about such future uncertainties and is sensitive to changes in those assumptions. It is our responsibility, often with the assistance of independent experts, to select assumptions that, in our judgment, represent its best estimates of the future effects of those uncertainties and to review those assumptions periodically to reflect changes in economic or other factors.

The current benefit service costs, as well as the existing liabilities, for pensions and other post-retirement benefits are measured on a discounted present value basis. The discount rate is a current rate, related to the rate at which the liabilities could be settled. Our assumed discount rate is based on yield information for high-quality corporate bonds with durations comparable to the expected cash settlement of our obligations. For the purpose of measuring the benefit obligations at December 31, 2025, we used a weighted average discount rate of 5.43% for the U.S. plans, which reflects the different terms of the related benefit obligations. The weighted average discount rate used to measure obligations for non-U.S. plans at December 31, 2025, was 4.37%, reflecting market interest rates. The discount rates in effect at December 31, 2025 will be used to measure net periodic benefit cost during 2026.

The benefit obligation and the net periodic benefit cost of other post-retirement medical benefits are also measured based on assumed rates of future increase in the per capita cost of covered health care benefits. As of December 31, 2025, the assumed rate of increase for our U.S. plans was 7.0%, decreasing to 4.5% in 2036 and thereafter.

The net periodic benefit cost of pension benefits included in expense is affected by the expected long-term rate of return on plan assets assumption. Investment returns that are recognized currently in net income represent the expected long-term rate of return on plan assets applied to a market-related value of plan assets, which is defined as the market value of assets. The expected rate of return on plan assets is a longer-term rate and is expected to change less frequently than the current assumed discount rate, reflecting long-term market expectations, rather than current fluctuations in market conditions.

The weighted average expected long-term rate of return on assets in our U.S. plans of 7.25% is based on the average level of earnings that our independent pension investment advisor advised could be expected to be earned over time. The weighted average expected long-term rate of return on assets in our non-U.S. plans of 3.44% is based on expectations and asset allocations that vary by region. The asset allocations are summarized in Note 16 to the Consolidated Financial Statements.

The actual rate of return on plan assets may differ from the expected rate due to the volatility normally experienced in capital markets. Our goal is to manage the investments over the long term to achieve optimal returns with an acceptable level of risk and volatility.

Net periodic pension cost recognized each year includes the expected asset earnings, rather than the actual earnings or loss. Along with other gains and losses, this unrecognized amount, to the extent it cumulatively exceeds 10% of the greater of the projected benefit obligation or the market related value of the plan assets for the respective plan, is recognized as additional net periodic benefit cost over the average remaining service period of the participants in each plan.

The following table reflects the sensitivity of the benefit obligations and the net periodic benefit costs of our pension plans to changes in the actuarial assumptions:

Millions of dollars	Effects on Benefit Obligations in 2025		Effects on Net Periodic Pension Costs in 2026	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligations at December 31, 2025	$ 1,168	$ 1,415	$ —	$ —
Projected net periodic pension costs in 2026	—	—	50	54
Discount rate increases by 100 basis points	(97)	(167)	(2)	(5)
Discount rate decreases by 100 basis points	114	192	12	9

The sensitivity of our post-retirement benefit plans obligations and net periodic benefit costs to changes in actuarial assumptions are reflected in the following table:

Millions of dollars	Effects on Benefit Obligations in 2025		Effects on Net Periodic Benefit Costs in 2026	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligations at December 31, 2025	$ 134	$ 55	$ —	$ —
Projected net periodic benefit costs in 2026	—	—	1	3
Discount rate increases by 100 basis points	(9)	(10)	(1)	(1)
Discount rate decreases by 100 basis points	10	13	1	1

Additional information on the key assumptions underlying these benefit costs appears in Note 16 to the Consolidated Financial Statements.

Accruals for Taxes Based on Income—The determination of our provision for income taxes and the calculation of our tax benefits and liabilities is subject to our estimates and judgments due to the complexity of the tax laws and regulations in the tax jurisdictions in which we operate. Uncertainties exist with respect to interpretation of these complex laws and regulations.

Deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

We recognize future tax benefits to the extent that the realization of these benefits is more likely than not. Our current provision for income taxes is impacted by the recognition and release of valuation allowances related to net deferred tax assets in certain jurisdictions. Further changes to these valuation allowances may impact our future provision for income taxes, which will include no tax benefit with respect to losses incurred and no tax expense with respect to income generated in these countries until the respective valuation allowance is eliminated.

We recognize the financial statement benefits with respect to an uncertain income tax position that we have taken or may take on an income tax return when we believe it is more likely than not that the position will be sustained with the tax authorities.

ACCOUNTING AND REPORTING CHANGES

For a discussion of the potential impact of new accounting pronouncements on our Consolidated Financial Statements, see Note 2 to the Consolidated Financial Statements.

CURRENT BUSINESS OUTLOOK

During the first quarter of 2026, we are managing continued volatility in feedstock and energy prices. In our O&P-Americas segment, tight year-end inventories, reduced supply and stronger seasonal demand are supportive for polyethylene price increase initiatives in the market. In O&P-EAI, typical seasonal trends should lead to improved demand. In our I&D segment, oxyfuel profitability is expected to normalize following a volatile 2025 with typical seasonal margin improvements toward the end of the first quarter.

We are aligning our first quarter of 2026 operating rates with global demand and plan to operate our O&P-Americas, O&P-EAI and I&D assets at approximately 85%, 75% and 85%, respectively.

RELATED PARTY TRANSACTIONS

We have related party transactions with our joint ventures. We believe that such transactions are affected on terms substantially no more or less favorable than those that would have been agreed upon by unrelated parties on an arm's length basis. See Note 6 to the Consolidated Financial Statements for additional related party disclosures.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

See Note 15 to the Consolidated Financial Statements for further discussion of our management of commodity price risk, foreign exchange risk and interest rate risk.

Commodity Price Risk—Prices for our products and raw materials are subject to changes in supply and demand. Natural gas, crude oil, utilities and refined products, along with feedstocks for ethylene and propylene production, constitute the main commodity exposures. Pricing terms in our raw material contracts are generally indexed to market prices. Changes in market prices for raw materials generally correlate with market prices for our products. In certain sales contracts, we may negotiate pricing terms to better align with changes in raw material costs. We also selectively enter commodity swap, option and futures contracts to manage commodity price risk. We estimate that a 10% change in commodity prices as of December 31, 2025 and 2024, would change the fair value of our commodity derivative contracts by approximately $51 million and $45 million, respectively.

Foreign Exchange Risk—We manufacture and market our products in many countries throughout the world and, as a result, are exposed to changes in foreign currency exchange rates. Our reporting currency is the U.S. dollar. Many of our operating entities use the euro as their functional currency. Translation adjustments are deferred in Accumulated other comprehensive income (loss).

We enter into foreign currency derivatives that are designated as net investment hedges to reduce the volatility in Shareholders' equity resulting from translation adjustments associated with our net investments in foreign operations. We also enter into foreign currency contracts that are designated as cash flow hedges to manage the variability in cash flows associated with intercompany debt balances. The table below illustrates the impact on other comprehensive income (loss) of a 10% fluctuation in the foreign currency rate associated with the hedges at December 31:

Millions of euro/dollars	Notional Amount		10% Variance on Foreign Currency Rate	Impact on Other Comprehensive Loss	
	2025	2024		2025	2024
Net investment hedges:					
Cross currency basis swaps	€ 617	€ 617	euro/U.S. dollar rate	$ 73	$ 65
Cross currency swaps	€ 1,625	€ 750	euro/U.S. dollar rate	$ 180	$ 77
Forward exchange contracts	€ —	€ 1,550	euro/U.S. dollar rate	$ —	$ 158
Cash flow hedges:					
Cross currency swaps	€ 268	€ 268	euro/U.S. dollar rate	$ 32	$ 29

Some of our consolidated entities enter transactions that are not denominated in their functional currency. This results in exposure to foreign currency risk for financial instruments, including, but not limited to, third-party and intercompany receivables and payables and intercompany loans.

Our policy is to maintain a balanced position in foreign currencies to minimize earnings volatility arising from exchange rate fluctuations. We maintain risk management control practices to monitor the foreign currency risk attributable to our inter-company and third party outstanding foreign currency balances. These practices involve the centralization of the majority of our exposure to underlying currencies to leverage natural offsets.

To minimize the effects of our net currency exchange exposures, we enter into forward exchange contracts and cross-currency swaps. We also engage in short-term forward exchange contracts to manage our net exposure to foreign currencies as economic hedges. Changes in the fair value of these foreign currency contracts are reported in the Consolidated Statements of Income (Loss) and offset the currency exchange results recognized on foreign currency balances.

Other income (expense), net, in the Consolidated Statements of Income (Loss) reflects net foreign currency gains of $6 million and $15 million in 2025 and 2024, respectively. As of December 31, 2025, our foreign currency contracts that are accounted for as economic hedges mature between January 2026 and October 2026, inclusively, and have an aggregate notional amount of $295 million. A 10% fluctuation compared to the U.S. dollar would have resulted in an additional impact to earnings of approximately $27 million and $68 million in 2025 and 2024, respectively.

Interest Rate Risk—We are exposed to interest rate risk with respect to our fixed-rate and variable-rate debt. Fluctuations in interest rates impact the fair value of fixed-rate debt and expose us to the risk that we may need to refinance debt at higher rates. Fluctuations in interest rates impact interest expense from our variable-rate debt. To minimize earnings at risk as part of our interest rate risk management strategy, we may target to maintain floating-rate debt, through the use of interest rate swaps and issuance of variable-rate debt, equal to our cash and cash equivalents, as those assets earn interest based on floating-rates.

Pre-issuance interest rate—To mitigate the risk that benchmark interest rates may increase in connection with future financing activities, we adopted a pre-issuance interest rate strategy, under which we entered forward-starting interest rate swaps that were designated as cash flow hedges. There were no open forward-starting interest rate swaps contracts at December 31, 2025.

Fixed-rate debt—We may enter into interest rate swaps that effectively convert a portion of our fixed-rate debt to variable-rate debt. These interest rate swaps are designated as fair value hedges. At December 31, 2025 and 2024, the total notional amount of these interest rate swaps was $1,885 million and $2,158 million, respectively.

At December 31, 2025, after giving consideration to the fixed-rate debt that we have effectively converted to variable-rate debt, approximately 85% of our debt portfolio, on a gross basis, incurred interest at a fixed-rate and the remaining 15% of the portfolio incurred interest at a variable-rate. We estimate that a 10% change in market interest rates as of December 31, 2025 and 2024, would change the fair value of these interest rate swaps by approximately $16 million and $24 million, respectively.

Variable-rate debt—At December 31, 2025, we have no borrowings under our Commercial Paper Program. We also have available borrowing capacity under our $3,750 million Senior Revolving Credit Facility and our $900 million U.S. Receivables Facility. At December 31, 2025, there were no outstanding borrowings under these facilities. Based on our average variable-rate debt outstanding per year, we estimate that a 10% change in market interest rates as of December 31, 2025 and 2024 would not materially impact the fair value of these facilities.

Item 8.   Financial Statements and Supplementary Data.


Index to the Consolidated Financial Statements


MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LyondellBasell Industries N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LyondellBasell Industries N.V. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income (loss), of comprehensive income (loss), of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Income Taxes – Identification and recognition of liabilities for Unrecognized Tax Benefits

As described in Notes 2 and 18 to the consolidated financial statements, as of December 31, 2025, the Company has recorded liabilities of $239 million for unrecognized tax benefits. The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subjected to review by tax authorities. As disclosed by management, the determination of the provision for income taxes and the calculation of tax benefits and liabilities is subject to management's estimates and judgments due to the complexity of the tax laws and regulations in the tax jurisdictions in which the Company operates. Management recognizes uncertain income tax positions when it is more likely than not, based on the technical merits, that the position or a portion thereof will be sustained upon examination.

The principal considerations for our determination that performing procedures relating to the identification and recognition of liabilities for unrecognized tax benefits is a critical audit matter are (i) the significant judgment by management when determining the liabilities for unrecognized tax benefits; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to these liabilities; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and recognition of the liabilities for unrecognized tax benefits. These procedures also included, among others, evaluating (i) management's assessment of the technical merits of tax positions and estimate of the tax benefit that is more likely than not of being sustained; (ii) management's assessment of both the identification and possible outcomes of uncertain tax positions; and (iii) the status and results of tax audits. Professionals with specialized skill and knowledge were used to assist in evaluating (i) management's assessment of the identification of uncertain tax positions; (ii) the reasonableness of management's assessment of whether tax positions are more likely than not of being sustained; and (iii) the application of relevant tax laws and regulations.

Interim Goodwill Impairment Test – A Certain Reporting Unit within the Advanced Polymer Solutions (APS) Segment

As described in Notes 2 and 9 to the consolidated financial statements, the Company's goodwill balance was $708 million as of December 31, 2025. Goodwill is tested for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that the fair value of a reporting unit with goodwill is less than its carrying amount. Management first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its fair value, a quantitative test is required. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized up to a maximum amount of goodwill allocated to that reporting unit. In the third quarter of 2025, management identified a triggering event requiring a quantitative interim impairment test of goodwill within the APS segment, and as a result, recognized a goodwill impairment charge of $572 million, a majority of which relates to a certain reporting unit. As disclosed by management, the impairment recognized in the APS segment resulted in a full write-down of goodwill for this segment. Under the quantitative impairment test, the fair value of each reporting unit is calculated using a discounted cash flow model. This approach involves judgment, utilizing assumptions that are not readily observable, including projected operating results, economic conditions, expected cash flows, EBITDA growth rates, terminal values, and discount rates.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment test of a certain reporting unit within the APS segment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of a certain reporting unit within the APS segment; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumption related to the discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment tests, including controls over the valuation of a certain reporting unit within the APS segment. These procedures also included, among others (i) testing management's process for developing the fair value estimate of a certain reporting unit within the APS segment; (ii) evaluating the appropriateness of the discounted cash flow models used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow models; and (iv) evaluating the reasonableness of the significant assumption used by management related to the discount rates. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow models and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

February 20, 2026

We have served as the Company's auditor since 2008.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Year Ended December 31,				
Millions of dollars, except earnings (loss) per share		2025		2024		2023
Sales and other operating revenues:						
Trade	$	29,581	$	32,760	$	32,722
Related parties		572		634		614
		30,153		33,394		33,336
Operating costs and expenses:						
Cost of sales		27,576		28,750		28,435
Goodwill impairments		972		—		252
Other impairments		279		949		255
Selling, general and administrative expenses		1,610		1,642		1,539
Research and development expenses		136		135		130
		30,573		31,476		30,611
Operating income (loss)		(420)		1,918		2,725
Interest expense		(487)		(481)		(477)
Interest income		97		150		129
Gain (loss) on sale of business		(6)		284		—
Other income (expense), net		113		47		(58)
Income (loss) from continuing operations before equity investments and income taxes		(703)		1,918		2,319
Loss from equity investments		(12)		(217)		(20)
Income (loss) from continuing operations before income taxes		(715)		1,701		2,299
Provision for income taxes		70		259		433
Income (loss) from continuing operations		(785)		1,442		1,866
Income (loss) from discontinued operations, net of tax		47		(75)		255
Net income (loss)		(738)		1,367		2,121
Dividends on redeemable non-controlling interests		(7)		(7)		(7)
Net income (loss) attributable to the Company shareholders	$	(745)	$	1,360	$	2,114
Earnings (loss) per share:						
Net income (loss) attributable to the Company shareholders —						
Basic:						
Continuing operations	$	(2.48)	$	4.40	$	5.70
Discontinued operations		0.14		(0.24)		0.78
	$	(2.34)	$	4.16	$	6.48
Diluted:						
Continuing operations	$	(2.48)	$	4.39	$	5.68
Discontinued operations		0.14		(0.24)		0.78
	$	(2.34)	$	4.15	$	6.46

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
Millions of dollars	**2025**	**2024**	**2023**
Net income (loss)	$ (738)	$ 1,367	$ 2,121
Other comprehensive income (loss), net of tax—			
Financial derivatives	(22)	115	(80)
Defined benefit pension and other postretirement benefit plans	45	(2)	(97)
Foreign currency translations	199	(169)	73
Total other comprehensive income (loss), net of tax	222	(56)	(104)
Comprehensive income (loss)	(516)	1,311	2,017
Dividends on redeemable non-controlling interests	(7)	(7)	(7)
Comprehensive income (loss) attributable to the Company shareholders	$ (523)	$ 1,304	$ 2,010

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED BALANCE SHEETS

Millions of dollars	December 31,	
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,443	$ 3,375
Restricted cash	6	13
Accounts receivable:		
Trade, net	2,362	3,121
Related parties	155	171
Inventories	3,533	4,658
Prepaid expenses and other current assets	612	928
Assets held for sale	757	—
Total current assets	10,868	12,266
Operating lease assets	1,514	1,467
Property, plant and equipment, net	15,833	15,066
Equity investments	3,963	4,121
Goodwill	708	1,561
Intangible assets, net	450	577
Other assets	667	688
Total assets	$ 34,003	$ 35,746

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED BALANCE SHEETS

		December 31,		
Millions of dollars, except shares and par value data		2025		2024
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY				
Current liabilities:				
Current maturities of long-term debt	$	588	$	498
Short-term debt		226		119
Accounts payable:				
Trade		2,250		3,220
Related parties		444		512
Accrued and other current liabilities		1,956		2,356
Liabilities held for sale		665		—
Total current liabilities		6,129		6,705
Long-term debt		12,124		10,532
Operating lease liabilities		1,327		1,419
Other liabilities		1,900		1,967
Deferred income taxes		2,316		2,535
Commitments and contingencies				
Redeemable non-controlling interests		114		114
Shareholders' equity:				
Ordinary shares, €0.04 par value, 1,275 million shares authorized, 322,084,769 and 323,889,832 shares outstanding, respectively		19		19
Additional paid-in capital		6,148		6,150
Retained earnings		6,812		9,325
Accumulated other comprehensive loss		(1,310)		(1,532)
Treasury stock, at cost, 18,337,729 and 16,532,666 ordinary shares, respectively		(1,587)		(1,500)
Total Company share of shareholders' equity		10,082		12,462
Non-controlling interests		11		12
Total equity		10,093		12,474
Total liabilities, redeemable non-controlling interests and equity	$	34,003	$	35,746

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of dollars	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income (loss)	$ (738)	$ 1,367	$ 2,121
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	1,390	1,522	1,534
Impairments	1,251	949	518
Amortization of debt-related costs	11	11	9
Share-based compensation	91	91	91
Equity investments—			
Equity loss	12	217	20
Distributions of earnings, net of tax	92	122	169
Deferred income tax provision (benefit)	(156)	(437)	43
(Gain) loss on sale of business	6	(284)	—
Gain on sale of assets	(112)	(36)	—
Changes in assets and liabilities that provided (used) cash:			
Accounts receivable	687	127	110
Inventories	945	25	18
Accounts payable	(768)	(122)	141
Other, net	(449)	267	168
Net cash provided by operating activities	2,262	3,819	4,942
Cash flows from investing activities:			
Expenditures for property, plant and equipment	(1,878)	(1,839)	(1,531)
Proceeds from sale of business	4	689	—
Proceeds from sale of assets	131	68	—
Payment for acquisition of equity method investments	(14)	(551)	(102)
Proceeds from settlement of net investment hedges	902	967	903
Payments for settlement of net investment hedges	(877)	(921)	(820)
Other, net	(44)	(266)	(227)
Net cash used in investing activities	(1,776)	(1,853)	(1,777)

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of dollars	Year Ended December 31, 2025	2024	2023
Cash flows from financing activities:			
Repurchases of Company ordinary shares	$ (201)	$ (195)	$ (211)
Dividends paid - common stock	(1,764)	(1,720)	(1,610)
Issuance of long-term debt	1,990	744	500
Payments of debt issuance costs	(18)	(10)	(5)
Repayments of long-term debt	(492)	(776)	(425)
Net repayments of commercial paper	—	—	(200)
Proceeds from settlement of cash flow hedges	—	882	20
Payments for settlement of cash flow hedges	—	(835)	—
Other, net	(22)	15	(19)
Net cash used in financing activities	(507)	(1,895)	(1,950)
Effect of exchange rate changes on cash	82	(88)	34
Increase (decrease) in cash and cash equivalents and restricted cash	61	(17)	1,249
Cash and cash equivalents and restricted cash at beginning of period	3,388	3,405	2,156
Cash and cash equivalents and restricted cash at end of period	$ 3,449	$ 3,388	$ 3,405
Supplemental Cash Flow Information:			
Interest paid, net of capitalized interest	$ 483	$ 503	$ 487
Net income taxes paid	393	343	465

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Millions of dollars	Ordinary Shares Issued	Ordinary Shares Treasury	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Company Share of Shareholders' Equity	Non-Controlling Interests
Balance, December 31, 2022	$ 19	$(1,346)	$ 6,119	$ 9,195	$ (1,372)	$ 12,615	$ 14
Net income	—	—	—	2,121	—	2,121	—
Other comprehensive loss	—	—	—	—	(104)	(104)	—
Share-based compensation	—	107	26	(7)	—	126	—
Dividends - common stock ($4.94 per share)	—	—	—	(1,610)	—	(1,610)	—
Dividends - redeemable non-controlling interests ($60.00 per share)	—	—	—	(7)	—	(7)	—
Repurchases of Company ordinary shares	—	(211)	—	—	—	(211)	—
Balance, December 31, 2023	$ 19	$(1,450)	$ 6,145	$ 9,692	$ (1,476)	$ 12,930	$ 14
Net income	—	—	—	1,367	—	1,367	—
Other comprehensive loss	—	—	—	—	(56)	(56)	—
Share-based compensation	—	148	5	(7)	—	146	—
Dividends - common stock ($5.27 per share)	—	—	—	(1,720)	—	(1,720)	—
Dividends - redeemable non-controlling interests ($60.00 per share)	—	—	—	(7)	—	(7)	—
Repurchases of Company ordinary shares	—	(198)	—	—	—	(198)	—
Distribution to non-controlling interests	—	—	—	—	—	—	(2)
Balance, December 31, 2024	$ 19	$(1,500)	$ 6,150	$ 9,325	$ (1,532)	$ 12,462	$ 12
Net loss	—	—	—	(738)	—	(738)	—
Other comprehensive income	—	—	—	—	222	222	—
Share-based compensation	—	114	(2)	(4)	—	108	—
Dividends - common stock ($5.45 per share)	—	—	—	(1,764)	—	(1,764)	—
Dividends - redeemable non-controlling interests ($60.00 per share)	—	—	—	(7)	—	(7)	—
Repurchases of Company ordinary shares	—	(201)	—	—	—	(201)	—
Distributions to non-controlling interests	—	—	—	—	—	—	(1)
Balance, December 31, 2025	$ 19	$(1,587)	$ 6,148	$ 6,812	$ (1,310)	$ 10,082	$ 11

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1. Description of Company and Operations

LyondellBasell Industries N.V. is a limited liability company (*Naamloze Vennootschap*) incorporated under Dutch law by deed of incorporation dated October 15, 2009. Unless otherwise indicated, the "Company," "we," "us," "our" or similar words are used to refer to LyondellBasell Industries N.V. together with its consolidated subsidiaries ("LyondellBasell N.V.").

LyondellBasell N.V. is a worldwide manufacturer of chemicals and polymers, a significant producer of gasoline blending components and a developer and licensor of technologies for the production of polymers.

2. Summary of Significant Accounting Policies

Basis of Preparation and Consolidation

The accompanying Consolidated Financial Statements have been prepared from the books and records of LyondellBasell N.V. under accounting principles generally accepted in the United States ("U.S. GAAP"). Subsidiaries are defined as being those companies over which we, either directly or indirectly, have control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks. Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases. All intercompany transactions and balances have been eliminated in consolidation.

In February 2025, we ceased business operations at our Houston refinery. Accordingly, our refining business, previously disclosed as the Refining segment, is reported as a discontinued operation. The related operating results of our refining business are reported as discontinued operations for all periods presented.

Discontinued operations also include costs associated with the closure and dismantlement of our Berre refinery.

Cash and Cash Equivalents

Our cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts with major international banks and financial institutions. Cash equivalents also include other instruments with maturities of three months or less when acquired and exclude restricted cash.

Short-Term Investments

Our investments in debt securities are classified as available-for-sale and held-to-maturity on the basis of our intent and ability to hold the investments. Investments classified as available-for-sale are carried at fair value with changes reflected in other comprehensive income (loss). Credit-related impairments, measured using expected cash flows and limited to the amount by which the amortized cost basis of a security exceeds its fair value, are recognized through an allowance for expected credit losses, and adjusted subsequently if conditions change, with a corresponding impact in earnings. Where there is an intention or a requirement to sell an impaired available-for-sale debt security, the entire impairment is recognized in earnings with a corresponding adjustment to the amortized cost basis of the security.

Investments classified as held-to-maturity are carried at amortized cost less allowance for credit losses recorded through Net income.

Trade Receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business and are carried at transaction price net of allowance for credit losses. Allowance for credit losses is measured using historical loss rates for the respective risk categories and incorporating forward-looking estimates. The corresponding expense for the loss allowance is reflected in Selling, general and administrative expenses.

Inventories

Cost of our raw materials, work-in-progress and finished goods inventories is determined using the last-in, first-out ("LIFO") method and is carried at the lower of cost or market value. Cost of our materials and supplies inventory is determined using the average cost method and is carried at the lower of cost and net realizable value.

Inventory exchange transactions, which involve fungible commodities, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory, with cost determined using the LIFO method.

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Costs may also include borrowing costs incurred on debt during construction of major projects exceeding one year, costs of major maintenance arising from turnarounds of major units and legally obligated decommissioning costs. Routine maintenance costs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of assets to their residual values. The residual values and useful lives of assets are reviewed, and adjusted if appropriate, whenever events or circumstances indicate that a revision is warranted. Land is not depreciated.

We evaluate property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which, for us, is generally at the plant group level (or, at times, individual plants in certain circumstances where we have isolated production units with separately identifiable cash flows). If it is determined that an asset or asset group's carrying value exceeded its estimated fair value, the asset is written down to its estimated fair value.

Equity Investments

We account for equity method investments ("equity investments") using the equity method of accounting if we have the ability to exercise significant influence over, but do not control, an investee. Significant influence generally exists if we have an ownership interest representing between 20% and 50% of the voting rights. Under the equity method of accounting, investments are stated initially at cost and are adjusted for subsequent additional investments and our proportionate share of profit or losses and distributions.

We record our share of the profits or losses of the equity investments, net of income taxes, in the Consolidated Statements of Income (Loss). When our share of losses in an equity investment equals or exceeds the carrying amount of our investment including advances made by us, we do not recognize further losses, unless we have guaranteed obligations or are otherwise committed to provide further financial support to the investee.

We discontinue applying equity method accounting when our investment is reduced to zero. Equity method of accounting is resumed only after the investment realizes net income in excess of our share of net losses not recognized during the period equity method was suspended.

We assess our equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. If the decline in value is considered to be other-than-temporary, the investment is written down to its estimated fair value.

Investments in PO Joint Ventures and the Louisiana Joint Venture—We share ownership with Covestro PO LLC, a subsidiary of Covestro AG (collectively "Covestro"), in a U.S. propylene oxide ("PO") joint venture located in Texas (the "U.S. PO Joint Venture") and a PO/styrene monomer ("SM" or "styrene") joint venture located in The Netherlands (the "European PO Joint Venture"). We operate the U.S. PO Joint Venture manufacturing facility and arrange the logistics of product delivery. Each partner funds their share of capital expenditures, reimburses manufacturing operating expenses excluding depreciation and amortization expenses, and receives a share of production in-kind. In March 2025, we announced the permanent closure of our European PO Joint Venture. The European PO Joint Venture was formed solely for the benefit of the partners and did not manufacture for any other parties. We reported the cost of our product off-take as Inventory and the equity loss as Cost of sales in our Consolidated Financial Statements.

The U.S. PO Joint Venture owns a PO/SM and a PO/tertiary butyl alcohol ("TBA") plant. Covestro's interest in the U.S. PO Joint Venture represents ownership of an in-kind portion of the PO production of 680 thousand tons per year. We take, in-kind, the remaining PO production and all co-product production.

We share ownership in the Louisiana Integrated PolyEthylene JV LLC joint venture (the "Louisiana Joint Venture") with Sasol Chemicals (USA) LLC. Under this arrangement, we have a 50% ownership interest in an ethane cracker, a low-density and linear-low density polyethylene plant, and associated infrastructure. Under the terms of the joint venture agreement, each partner provides pro-rata share of ethane feedstocks and off-takes pro-rata shares of cracker and polyethylene products in-kind. We operate the Louisiana Joint Venture assets and market the polyethylene off-take for all partners through our global sales team.

We account for the U.S. PO Joint Venture and the Louisiana Joint Venture, using the equity method. These joint ventures were formed solely for the benefit of the partners and do not manufacture for any other parties. We report the cost of our product off-take as Inventory and the equity loss as Cost of sales in our Consolidated Financial Statements. Related production cash flows are reported in the operating cash flow section of the Consolidated Statements of Cash Flows.

Our equity investment in the U.S. PO Joint Venture and the Louisiana Joint Venture represents our share of the manufacturing plants and is decreased by recognition of our share of equity loss, which is equal to the depreciation of the assets of these joint ventures. Other changes in the investment balance are principally due to our additional capital contributions to these joint ventures to fund capital expenditures. Such contributions are reported in the investing cash flow section of the Consolidated Statements of Cash Flows.

Our product off-take of PO and its co-products from the PO Joint Ventures was 1.9 million, 2.0 million and 2.2 million tons in 2025, 2024 and 2023, respectively. Our product off-take of ethylene and polyethylene produced from the Louisiana Joint Venture was 1.0 million, 1.1 million, and 1.2 million tons in 2025, 2024, and 2023, respectively.

Goodwill

Goodwill is tested for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that the fair value of a reporting unit with goodwill is less than its carrying amount. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed for each of the reporting units include, but are not limited to, changes in long-term commodity prices, discount rates, competitive environments, planned capacity, cost factors such as raw material prices, and financial performance of the reporting units. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its fair value, a quantitative test is required. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized up to a maximum amount of goodwill allocated to that reporting unit.

In the third quarter of 2025, we evaluated goodwill for impairment due to the prolonged downturn in, and outlook for, the European petrochemical and global automotive industries, particularly affecting our Olefins and Polyolefins-Europe, Asia, International ("O&P-EAI*")* and Advanced Polymer Solutions ("APS") segments, combined with the sustained decline in our market capitalization. Our evaluation resulted in the recognition of non-cash goodwill impairments of $400 million and $572 million in our O&P-EAI and APS segments, respectively, in the third quarter of 2025. See Note 9 to the Consolidated Financial Statements.

In the fourth quarter of 2025, we performed a qualitative impairment assessment of our reporting units, which indicated that it was more likely than not that the fair value of our reporting units was greater than their carrying value including goodwill. Accordingly, a quantitative goodwill impairment test was not required.

Intangible Assets

Intangible assets consist of emission allowances, customer relationships and software costs. These assets are amortized using the straight-line method over their estimated useful lives or over the term of the related agreement. We evaluate definite-lived intangible assets with the associated long-lived asset group for impairment whenever impairment indicators are present.

Research and Development

Research and development ("R&D") costs are expensed when incurred. Subsidies for R&D are included in Other income (expense), net. Depreciation expense related to assets employed in R&D is included as a cost of R&D.

Income Taxes

The income tax for the period comprises current and deferred tax. Income tax is recognized in the Consolidated Statements of Income (Loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity. In these cases, the applicable tax amount is recognized in other comprehensive income (loss) or directly in equity, respectively.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for income tax purposes, as well as the net tax effects of net operating loss carryforwards. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

We recognize uncertain income tax positions in our financial statements when we believe it is more likely than not, based on the technical merits, that the position or a portion thereof will be sustained upon examination. For a position that is more likely than not to be sustained, the benefit recognized is measured at the largest cumulative amount that is greater than 50 percent likely of being realized.

Leases

Leases with a term longer than 12 months are recorded on the balance sheet as a lease asset and lease liability. If at inception of a contract, a lease is identified, we recognize a lease asset and a corresponding lease liability based on the present value of the lease payments over the lease term, discounted using our incremental borrowing rate, unless an implicit rate is readily determinable. Lease payments include fixed and variable lease components derived from usage or market-based indices, such as the consumer price index. Other variable lease payments may fluctuate for a variety of reasons including usage, output, insurance or taxes. These variable amounts are expensed as incurred and not included in the lease assets or lease liabilities. Options to extend or terminate a lease are reflected in the lease payments and lease term when it is reasonably certain that we will exercise those options. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the Consolidated Statements of Income (Loss). The majority of our leases are operating leases for which we recognize lease expense on a straight-line basis over the lease term. We apply the practical expedient to account for lease and associated non-lease components as a single lease component for all asset classes with the exception of utilities and pipeline assets within major manufacturing equipment. For these assets, non-lease components are separated from lease components and accounted for as normal operating expenses. Leases with an initial term of 12 months or less are recognized in the Consolidated Statements of Income (Loss) on a straight-line basis over the lease term.

Other Provisions

Environmental Remediation Costs—Environmental remediation liabilities include liabilities related to sites we currently own, sites we no longer own, as well as sites where we have operated that belong to other parties. Liabilities for anticipated expenditures related to investigation and remediation of contaminated sites are accrued when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated. Only certain post-remediation monitoring costs, the timing of which can be determined with reasonable certainty, are discounted to present value.

Asset Retirement Obligations—At some sites, we are legally obligated to decommission our plants upon site exit. Asset retirement obligations are recorded at the fair value using the present value of the estimated costs to retire the asset at the time the obligation is incurred. That cost, which is capitalized as part of the related long-lived asset, is depreciated on a straight-line basis over the remaining useful life of the related asset. Accretion expense in connection with the discounted liability is recognized over the estimated timeline to settle the obligation. Such depreciation and accretion expenses are included in Cost of sales.

Redeemable Non-controlling Interests

Our redeemable non-controlling interests relate to shares of cumulative perpetual special stock ("redeemable non-controlling interest stock") issued by our consolidated subsidiary, formerly known as A. Schulman, Inc. ("A. Schulman"). Holders of redeemable non-controlling interest stock are entitled to receive cumulative dividends at the rate of 6% per share and the liquidation preference of $1,000 per share. Redeemable non-controlling interest stock may be redeemed at any time at the discretion of the holders and is reported in the Consolidated Balance Sheets outside of permanent equity. Dividends on these shares are deducted from or added to the amount of Income (loss) attributable to the Company shareholders if and when declared by the Company.

Foreign Currency Translation and Remeasurement

Functional and Reporting Currency—Items included in the financial information of each of LyondellBasell N.V.'s entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency") and then translated to the U.S. dollar ("the reporting currency") as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at monthly average exchange rates; and
- All resulting exchange differences are recognized as a separate component within other comprehensive income (loss) (foreign currency translation adjustments).

Transactions and Balances—Foreign currency transactions are recorded in their respective functional currency using exchange rates prevailing at the dates of the transactions. Exchange gains and losses resulting from the settlement of such transactions and from remeasurement of monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recognized in earnings.

Revenue Recognition

Substantially all our revenues are derived from contracts with customers. We account for contracts when both parties have approved the contract and are committed to perform, the rights of the parties and payment terms have been identified, the contract has commercial substance and collectability is probable.

Revenue is recognized when obligations under the terms of a contract with our customer are satisfied. This generally occurs at the point in time when performance obligations are fulfilled and control transfers to the customer. In most instances, control transfers upon transfer of risk of loss and title to the customer, which usually occurs when we ship products to the customer from our manufacturing facility. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. Customer incentives are generally based on volumes purchased and recognized over the period earned. Sales, value-added, and other taxes that we collect concurrent with revenue-producing activities are excluded from the transaction price as they represent amounts collected on behalf of third parties. We apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less. Shipping and handling costs are treated as a fulfillment cost and not as a separate performance obligation.

We have marketing arrangements to off-take and sell the production of some of our joint ventures in return for a percentage of the price realized on the sales to the end customer. In such arrangements, when we obtain control of the product, revenue and cost of sales are presented on a gross basis. Otherwise, we recognize revenue, net of amounts due to the joint venture, which represents commissions earned.

Payments are typically required within a short period following the transfer of control of the product to the customer. We occasionally require customers to prepay purchases to ensure collectability. Such prepayments do not represent financing arrangements, since payment occurs within a short time frame. We apply the practical expedient which permits us to disregard the effects of a significant financing component when, at contract inception, we expect the period between the payment and fulfillment of the performance obligation will be one year or less.

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. Our contract liabilities, which are reflected in our Consolidated Financial Statements as Accrued and other current liabilities, and Other liabilities, consist primarily of customer payments for products or services received before the transfer of control to the customer occurs.

Share-Based Compensation

We grant restricted stock units ("RSUs"), performance share units ("PSUs"), and other cash and stock awards to employees as a form of compensation. Prior to 2024, we also granted stock option awards ("Stock options"). Our share-based compensation awards are accounted for as equity-classified awards with compensation expense based on the grant date fair value and recognized over the vesting period in the income statement. We use a straight-line vesting method for cliff-vested awards and a graded vesting method for ratable-vested awards. We have elected to recognize forfeitures as they occur for stock-based compensation. When options are exercised and awards are paid out, shares are issued from our treasury shares. The holders of unvested RSUs are entitled to nonforfeitable dividend equivalents settled in the form of cash payments, which are recognized as dividends in Retained earnings. Outstanding PSUs accrue dividend equivalent units, which will be converted to shares upon payment at the end of the performance period and are classified as Accrued and other current liabilities and Other liabilities on the Consolidated Balance Sheets. Dividend equivalents for PSUs are also recorded in Retained earnings. See Notes 17 and 20 to the Consolidated Financial Statements for additional information.

Financial Instruments and Hedging Activities

Pursuant to our risk management policies, we selectively enter into derivative transactions to manage market risk volatility associated with changes in commodity pricing, currency exchange rates and interest rates. Certain derivatives used for this purpose are designated as net investment hedges, cash flow hedges or fair value hedges. Derivative instruments are recorded at fair value on the balance sheet. Gains and losses related to changes in the fair value of derivative instruments not designated as hedges are recorded in earnings.

Cash flows from derivatives designated as hedges are reported in our Consolidated Statements of Cash Flows under the same category as the cash flows from the hedged items unless the derivative contract contains a significant financing element. Cash flows for derivatives with a significant financing element are classified as Cash flows from financing activities. Cash flows related to economic hedges are classified consistent with the cash flows of the economic hedged items.

Net Investment Hedges—We enter into foreign currency derivatives and foreign currency denominated debt to reduce the volatility in shareholders' equity resulting from changes in currency exchange rates of our foreign subsidiaries with respect to the U.S. dollar. Our foreign currency derivatives consist of cross-currency contracts and forward exchange contracts.

We use the critical terms approach through the application of the spot method to assess hedge effectiveness at least quarterly. For derivatives designated as net investment hedges, gains or losses attributable to changes in spot foreign exchange rates over the designation period are reflected in foreign currency translation adjustments within other comprehensive income (loss). Recognition in earnings is delayed until the net investment is sold or liquidated. At that time, the amount recognized is reported in the same line item as the gain or loss on the liquidation of the hedged foreign operations. For our cross-currency swaps, the associated interest receipts and payments are recorded in Interest expense. For our foreign currency forward contracts, we amortize initial forward point values on a straight-line basis to interest expense over the life of the hedging instrument. We monitor on a quarterly basis for any over-hedged positions requiring de-designation and re-designation of the hedge to remove such over-hedged condition.

Cash Flow Hedges—We enter into cash flow hedges to manage the variability in cash flows of a future transaction. Our cash flow hedges include cross currency swaps, forward starting interest rate swaps and commodity swaps. For derivatives designated as cash flow hedges, the gains and losses are recorded in other comprehensive income (loss) and released to earnings in the same line item and in the same period during which the hedged item affects earnings.

We use the critical terms and the quantitative long-haul methods to assess hedge effectiveness and monitor, at least quarterly, any change in effectiveness.

We have cross-currency swap contracts designated as cash flow hedges to reduce our exposure to the foreign currency exchange risk associated with certain intercompany loans. Under the terms of these contracts, we make interest payments in euros and receive interest in U.S. dollars. Upon the maturities of these contracts, we will pay the principal amount of the loans in euros and receive U.S. dollars from our counterparties.

We enter into forward-starting interest rate contracts to mitigate the risk of adverse changes in benchmark interest rates on future anticipated debt issuances.

We also execute commodity futures, options and swaps to manage the volatility of the commodity price related to anticipated purchases of raw materials and product sales. We enter into over-the-counter commodity swaps and options with one or more counterparties whereby we pay a predetermined fixed price and receive a price based on the average monthly rate of a specified index for the specified nominated volumes.

Fair Value Hedges—We use interest rate swaps as part of our current interest rate risk management strategy to achieve a desired proportion of variable versus fixed rate debt. Under these arrangements, we exchange fixed-rate for floating-rate interest payments to effectively convert our fixed-rate debt to floating-rate debt. For derivatives that have been designated as fair value hedges, the gains and losses of the derivatives and hedged items are recorded in earnings.

We use the long-haul method to assess hedge effectiveness using a regression analysis approach at least quarterly. We perform the regression analysis over an observation period of three years, utilizing data that is relevant to the hedge duration.

Fair Value Measurements

We categorize assets and liabilities, measured at fair value, into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices for identical instruments in active markets. Level 2 inputs are quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable. Level 3 inputs are model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Changes in Fair Value Levels—We review disclosures regarding fair value measurements at least quarterly. If an instrument classified as Level 1 subsequently ceases to be actively traded, it is transferred out of Level 1. In such cases, instruments are reclassified as Level 2, unless the measurement of its fair value requires the use of significant unobservable inputs, in which case it is reclassified as Level 3.

We use the following inputs and valuation techniques to estimate the fair value of our financial instruments disclosed in Note 15 to the Consolidated Financial Statements.

Cross-Currency Swaps—The fair value of our cross-currency swaps is calculated using the present value of future cash flows discounted using observable inputs such as known notional value amounts, yield curves, basis curves, as applicable, and with the foreign currency leg revalued using published spot and forward exchange rates on the valuation date.

Forward-Starting and Fixed-for-Floating Interest Rate Swaps—The fair value of our forward-starting and fixed-for-floating interest rate swaps is calculated using the present value of future cash flows using observable inputs such as benchmark interest rates and market yield curves.

Commodity Derivatives—The fair values of our commodity derivatives are measured using closing market prices of public exchanges and from third-party broker quotes and pricing providers.

The fair value of our commodity swaps classified as Level 2 is determined using a combination of observable and unobservable inputs. The observable inputs consist of future market values of various crude and heavy fuel oils, which are readily available through public data sources. The unobservable input, which is the estimated discount or premium used in the market pricing, is calculated using an internally-developed, multi-linear regression model based on the observable prices of the known components and their relationships to historical prices. A significant change in this unobservable input would not have a material impact on the fair value measurement of our Level 2 commodity swaps.

Forward Exchange Contracts—The fair value of our forward exchange contracts is based on forward market rates.

Equity Securities—The fair value of our investment in equity securities is based on the net asset value provided by the fund administrator.

Short-Term Debt—The fair value of short-term borrowings related to precious metal financing arrangements, accounted for as embedded derivatives, is determined based on the future price of the associated precious metal.

Long-Term Debt—The fair value of our senior and guaranteed notes is calculated using pricing data obtained from well-established and recognized vendors of market data for debt valuations.

Fair Value Measurements - Pension Assets

We use the following inputs and valuation techniques to estimate the fair value of our pension assets disclosed in Note 16 to the Consolidated Financial Statements.

Common and Preferred Stock—Valued at the closing price reported on the market on which the individual securities are traded.

Fixed Income Securities—Certain securities that are not traded on an exchange are valued at the closing price reported by pricing services. Other securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Commingled Funds—Valued based upon the net asset value of units of such commingled trust funds held at year end by the pension plans. Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from, or corroborated by, observable market data by correlation or other means.

Real Estate Funds—Valued based upon the net asset value of units of the real estate fund or partnership held by the master trust at year end.

Hedge Funds—Valued based upon the unit values of such alternative investments held at year end by the pension plans. Unit values are based on the fair value of the underlying assets of the fund.

Private Equity—Valued based upon the unit values of such alternative investments held at year end by the pension plans. Unit values are based on the fair value of the underlying assets of the fund. Certain securities held in the fund are valued at the closing price reported on an exchange or other established quotation service for over-the-counter securities. Other assets held in the fund are valued based on the most recent financial statements prepared by the fund manager.

Convertible Securities—Valued at the quoted prices for similar assets or liabilities in active markets.

U.S. Government Securities—Certain securities, including Separate Trading of Registered Interest and Principal of Securities, are valued at the closing price reported on the active market on which the individual securities are traded.

Cash and Cash Equivalents—Valued at the quoted prices for identical assets or liabilities in active markets.

Non-U.S. Insurance Arrangements—Valued based upon the estimated cash surrender value of the underlying insurance contract, which is derived from an actuarial determination of the discounted benefits cash flows.

Employee Benefits

Pension Plans—We have funded and unfunded defined benefit plans and defined contribution plans. For the defined benefit plans, a projected benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Pension costs primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of expected return on plan assets.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity and are reflected in Accumulated other comprehensive income (loss) in the period in which they arise.

Other Post-Employment Obligations—Certain employees are entitled to post-retirement medical benefits upon retirement. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment applying the same accounting methodology used for defined benefit plans.

Termination Benefits—Contractual termination benefits are payable when employment is terminated due to an event specified in the provisions of a social/labor plan or statutory law. A liability is recognized for one-time termination benefits when we are committed to (i) make payments and the number of affected employees and the benefits to be received are known to both parties, and (ii) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal and can reasonably estimate such amount. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Supply Chain Finance Arrangements

We facilitate a voluntary supply chain finance program that provides suppliers, at their sole discretion, the opportunity to sell their receivables due from us to a participating financial intermediary in order to be paid earlier than our contracted payment terms. We are not a party to any agreement between our suppliers and the financial intermediary. When a supplier utilizes the program and receives an early payment from the financial intermediary, the supplier takes a discount on the invoice. We pay the financial intermediary the full amount of the invoice on the contractually agreed upon due date. The majority of the suppliers using the program are on 90 to 120 day payment terms. There is no economic impact to the Company from a supplier's decision to take an early payment. No guarantees are provided by us or any of our subsidiaries under the program.

As of December 31, 2025 and 2024, Accounts payable-Trade included $108 million and $141 million, respectively, payable to suppliers who have elected to participate in the supply chain financing program.

The following table summarizes the activity in our supply chain financing program included in Accounts Payable-Trade:

	Year Ended December 31,	
Millions of dollars	**2025**	**2024**
Confirmed obligations outstanding at the beginning of the year	$ 141	$ 65
Invoices confirmed during the year	790	767
Confirmed invoices paid during the year	(823)	(691)
Confirmed obligations outstanding at the end of the year	$ 108	$ 141

Recently Adopted Guidance

Income Tax Disclosures—In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The guidance requires companies to disclose certain specific categories in the rate reconciliation and provide additional information for reconciling items that meet the quantitative threshold of 5% of the expected tax using the applicable statutory income tax rate. There is also a required disclosure to provide the net income taxes paid or received disaggregated by federal, state, and foreign taxes with jurisdictions to be separately disclosed if the jurisdiction is 5% or more of the total net income taxes paid or received. The guidance is effective for annual periods beginning after December 15, 2024. Earlier adoption is permitted. The new guidance has been applied prospectively in 2025. There is no material impact on our Consolidated Financial Statements as the guidance relates only to disclosure.

Accounting Guidance Issued But Not Adopted as of December 31, 2025

Grants—In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities*. This ASU provides guidance for recognition, measurement, and presentation of government grants. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods and may be applied using either a modified prospective, a modified retrospective or a retrospective approach. Early adoption is permitted. The adoption of this guidance will not have a material impact on our Consolidated Financial Statements.

Accounting for Software Costs—In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.* This guidance amends certain aspects of the accounting for and disclosure of software costs, including when entities start capitalizing eligible costs. This guidance also supersedes existing guidance on website development costs. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted. We are currently assessing the impact the adoption will have on our Consolidated Financial Statements.

Measurement of Credit Losses—In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.* This guidance allows entities to elect a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted. The adoption of this guidance will not have a material impact on our Consolidated Financial Statements.

Expense Disaggregation Disclosures—In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* This guidance requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. While permitted, we do not plan to early adopt this guidance. The guidance may be applied either prospectively or retrospectively. The adoption of this guidance will not have a material impact on our Consolidated Financial Statements as the guidance relates only to disclosure.

3. Discontinued Operations

Discontinued operations consists primarily of our refining business. The following table presents components of Income (loss) from discontinued operations, net of tax:

			Year Ended December 31,				
Millions of dollars		**2025**		**2024**		**2023**	
Sales and other operating revenues	$	2,083	$	8,559	$	9,714	
Cost of sales		2,032		8,639		9,357	
Other impairments		—		—		11	
Selling, general and administrative expenses		6		20		18	
Operating income (loss)		45		(100)		328	
Other income (expense), net		16		6		(5)	
Provision for (benefit from) income taxes		14		(19)		68	
Income (loss) from discontinued operations, net of tax	$	47	$	(75)	$	255	

4. Assets Held for Sale

In June 2025, we entered into an agreement for the sale of select European olefins and polyolefins assets and the associated business. The sites to be sold were part of the previously announced European strategic assessment and are located in Berre l'Etang (France), Münchsmünster (Germany), Carrington (United Kingdom), and Tarragona (Spain). These sites, identified for sale, are within our O&P-EAI segment. The agreement was a put option, under which the purchaser committed to enter into an agreed form purchase agreement if we exercised our put option, after conclusion of certain works council consultation processes.

In October 2025, following the completion of the French works council consultation processes, we exercised our put option and entered into the sale and purchase agreement. This agreement contains customary representations, warranties and covenants by the parties, including post-closing covenants related to employee and other matters.

Closing of the proposed transaction is currently expected in the second quarter of 2026, subject to customary closing conditions, including completion of the carve-out and transfer of the relevant assets and liabilities to the business being sold. The assets and liabilities associated with the business to be sold are classified as held for sale in the Consolidated Balance Sheets as of December 31, 2025.

In connection with the sale, we expect to recognize a loss on sale of approximately $700 million to $900 million upon closing. The loss principally consists of the transfer of net working capital of approximately $340 million, a cash contribution of approximately $300 million to the sold businesses prior to closing, a foreign currency translation adjustment of approximately $300 million to $400 million, and a net equity method investment of approximately $10 million, partially offset by the transfer of pension and other liabilities of $150 million to $250 million.

Other costs, including selling expenses, separation costs, and employee-related costs, are estimated to range from approximately $100 million to $150 million and are expected to be incurred primarily prior to closing. During 2025, we recognized $36 million of these costs, which are included in Selling, general and administrative expenses on the Consolidated Statements of Income (Loss).

During 2025, we recognized non-cash impairment charges of $56 million related to property, plant and equipment. The fair value of the disposal group was determined based on the expected consideration and other fair value indicators obtained through our marketing efforts and classified as Level 2 within the fair value hierarchy. The impairment charges are presented within Other impairments on the Consolidated Statements of Income (Loss).

The following table summarizes the assets and liabilities classified as held for sale in the Consolidated Balance Sheets:

Millions of dollars		December 31, 2025
ASSETS		
Accounts receivable - Trade, net	$	272
Inventories		407
Prepaid expense and other current assets		22
Operating lease assets		12
Equity investments		28
Other assets		16
Total assets held for sale	$	757
LIABILITIES		
Accounts payable - Trade	$	225
Accrued and other current liabilities		129
Operating lease liabilities		9
Other liabilities		272
Deferred income taxes		30
Total liabilities held for sale	$	665

5. Revenues

Contract Balances—Contract liabilities were $125 million and $117 million as of December 31, 2025 and 2024, respectively. Revenue recognized in each reporting period that was included in the contract liability balance at the beginning of the period was immaterial.

Disaggregation of Revenues—We participate globally across the petrochemical value chain and are an industry leader in many of our product lines. Our chemicals businesses consist primarily of large processing plants that convert large volumes of liquid and gaseous hydrocarbon feedstocks into plastic resins and other chemicals. Our chemical products tend to be basic building blocks for other chemicals and plastics. Our plastic products are used in large volumes as well as smaller specialty applications.

Revenues disaggregated by key products are summarized below:

		Year Ended December 31,				
Millions of dollars		2025		2024		2023
Sales and other operating revenues:						
Olefins and co-products	$	4,184	$	5,061	$	4,874
Polyethylene		7,203		7,583		7,587
Polypropylene		5,849		6,287		5,642
Propylene oxide and derivatives		2,150		2,357		2,287
Oxyfuels and related products		4,828		5,074		5,650
Intermediate chemicals		1,886		2,693		2,896
Compounding and solutions		3,457		3,616		3,686
Other		596		723		714
Total	$	30,153	$	33,394	$	33,336

The following table presents our revenues disaggregated by geography, based upon the location of the customer:

		Year Ended December 31,				
Millions of dollars		2025		2024		2023
Sales and other operating revenues:						
United States	$	11,059	$	12,587	$	12,386
Germany		2,202		2,410		2,547
China		1,782		2,375		2,164
Mexico		1,557		1,729		1,500
Italy		1,321		1,418		1,365
Japan		1,261		1,338		1,749
France		1,161		1,069		1,091
Poland		790		923		905
The Netherlands		731		724		805
Other		8,289		8,821		8,824
Total	$	30,153	$	33,394	$	33,336

Transaction Price Allocated to the Remaining Performance Obligations—Our contracts with customers are commodity supply arrangements that settle based on market prices at future delivery dates; therefore, transaction prices are entirely variable. Transaction prices are known at the time revenue is recognized, as they are generally determined by the commodity price index at a specific date, at month-end or at the month average once products are shipped to our customers. Future estimates of transaction prices for disclosure purposes are substantially constrained, as they are highly susceptible to factors outside our control, including volatility in commodity markets, industry production capacities and operating rates, planned and unplanned industry operating interruptions, foreign exchange rates and worldwide geopolitical trends. We have elected the practical expedient to not disclose unsatisfied performance obligations with an original contract duration of one year or less.

6. Related Party Transactions

We have related party transactions with our joint ventures. These related party transactions include the sales and purchases of goods and services in the normal course of business as well as certain financing arrangements.

These transactions are summarized as follows:

Millions of dollars	Year Ended December 31,					
	2025		2024		2023	
The Company billed related parties for:						
Sales of products	$	572	$	634	$	614
Shared service agreements		9		10		4
Total	$	581	$	644	$	618
Related parties billed the Company for:						
Sales of products	$	3,442	$	3,899	$	3,673
Shared service agreements		38		40		79
Total	$	3,480	$	3,939	$	3,752

7. Accounts Receivable

Our receivables primarily consist of customer accounts. We perform ongoing credit evaluations of our customers' financial condition and, in certain circumstances, require letters of credit or corporate guarantees from them. Accounts receivable are reflected in the Consolidated Balance Sheets, net of allowance for credit losses of $3 million and $4 million as of December 31, 2025 and 2024, respectively. We recorded provisions for credit losses for receivables, which are reflected in the Consolidated Statements of Income (Loss), however, such amounts were immaterial for each of the years ended December 31, 2025, 2024 and 2023.

8. Inventories

Inventories consisted of the following components at December 31:

Millions of dollars	2025		2024	
Finished goods	$	2,238	$	3,014
Work-in-process		69		145
Raw materials and supplies		1,226		1,499
Total inventories	$	3,533	$	4,658

At December 31, 2025 and 2024, approximately 77% and 75%, respectively, of our inventories were valued using the LIFO method and the remaining inventories, consisting primarily of materials and supplies, were valued at the moving average cost method. The excess of the estimated net realizable value of our inventories over LIFO cost was approximately $495 million and $1,310 million at December 31, 2025 and 2024, respectively.

In 2025, inventory liquidations associated with our exit from the refinery business generated a LIFO benefit of $196 million, net of tax, or $0.60 per diluted share. This benefit is reflected in Income (loss) from discontinued operations, net of tax in the Consolidated Statements of Income (Loss).

9. Property, Plant and Equipment, Goodwill and Intangible Assets

Property, Plant and Equipment—The components of property, plant and equipment, at cost, and the related accumulated depreciation are as follows at December 31:

Millions of dollars	Estimated Useful Life (years)	2025	2024
Land		$ 292	$ 280
Major manufacturing equipment	25	15,009	14,303
Buildings	30	2,629	2,508
Light equipment and instrumentation	5 - 20	3,957	3,471
Office furniture	15	36	21
Major turnarounds	4 - 7	2,085	1,803
Information system equipment	3 - 5	60	70
Construction in progress		1,734	1,718
Total property, plant and equipment		25,802	24,174
Less accumulated depreciation		(9,969)	(9,108)
Property, plant and equipment, net		$ 15,833	$ 15,066

Disposition of Ethylene Oxide & Derivatives ("EO&D") Business—In May 2024, we sold our U.S. Gulf Coast-based EO&D business along with the production facilities located in Bayport, TX. The EO&D business was included in our I&D segment. In connection with the sale, we received cash proceeds of $689 million and recognized a pre-tax gain of $284 million in 2024.

Capitalized Interest—We capitalize interest costs incurred on funds used to construct property, plant and equipment. In 2025, 2024 and 2023, we capitalized interest of $30 million, $19 million and $7 million, respectively.

Intangible Assets—The components of identifiable intangible assets, at cost, and the related accumulated amortization are as follows at December 31:

Millions of dollars	2025			2024		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Emission allowances	$ 750	$ (535)	$ 215	$ 744	$ (525)	$ 219
Customer relationships	128	(56)	72	309	(125)	184
Software costs	231	(113)	118	188	(86)	102
Other	704	(659)	45	728	(656)	72
Total intangible assets	$ 1,813	$ (1,363)	$ 450	$ 1,969	$ (1,392)	$ 577

Amortization of these identifiable intangible assets for the next five years is expected to be $61 million in 2026, $44 million in 2027, $32 million in 2028, $23 million in 2029 and $23 million in 2030.

Depreciation and Amortization Expense—Depreciation and amortization expense is summarized as follows:

Millions of dollars	Year Ended December 31,		
	2025	2024	2023
Property, plant and equipment	$ 1,180	$ 1,173	$ 1,145
PO Joint Ventures and Louisiana Joint Venture	125	118	148
Emission allowances	8	8	8
Customer relationships	17	21	20
Software costs	28	23	17
Other	32	29	38
Total depreciation and amortization	$ 1,390	$ 1,372	$ 1,376

Asset Retirement Obligations—In certain cases, we are contractually obligated to decommission our plants upon exiting a site. In such cases, we have accrued the net present value of the estimated costs. As of December 31, 2025 and 2024, asset retirement obligations associated with our exit from the refinery business were $154 million and $262 million, respectively. The remaining asset retirement obligations are related to our facilities in Europe.

The changes in our asset retirement obligations are as follows:

Millions of dollars	Year Ended December 31,	
	2025	2024
Beginning balance	$ 315	$ 311
Liabilities settled	(118)	(6)
Changes in estimates	(1)	3
Accretion expense	9	9
Effects of exchange rate changes	6	(2)
Reclassified to liabilities held for sale	(8)	—
Ending balance	$ 203	$ 315

Although we may have asset retirement obligations associated with some of our other facilities, the present value of these obligations is not material given the indefinite expected life of the facilities. We continually review optimal future alternatives for our facilities. Any decision to retire one or more facilities could result in an increase in the present value of such obligations.

Goodwill—The changes in the carrying amount of goodwill in each of the Company's reportable segments for the years ended December 31, 2025 and 2024 were as follows:

Millions of dollars	O&P - Americas	O&P - EAI	I&D	APS	Technology	Total
December 31, 2023	$ 477	$ 380	$ 215	$ 567	$ 8	$ 1,647
Foreign currency translation adjustments	(5)	(25)	(6)	(50)	—	(86)
December 31, 2024	472	355	209	517	8	1,561
Divestitures	—	—	—	(2)	—	(2)
Impairment charges	—	(400)	—	(572)	—	(972)
Foreign currency translation adjustments	3	45	16	57	—	121
December 31, 2025	$ 475	$ —	$ 225	$ —	$ 8	$ 708

As of December 31, 2025, goodwill is presented net of accumulated impairment charges totaling $1,224 million, including $400 million and $824 million, recognized in our O&P–EAI and APS segments, respectively. Goodwill as of December 31, 2024 and 2023 is presented net of accumulated impairment charges of $252 million recognized in our APS segment.

2025 Impairments—In the third quarter of 2025, a prolonged downturn in, and outlook for, the European petrochemical and global automotive industries, particularly affecting our O&P-EAI and APS segments, combined with the sustained decline in our market capitalization, constituted a triggering event requiring a quantitative interim impairment test of goodwill and long-lived assets within these segments.

We used the income approach to determine the fair value of each asset group and reporting unit. This approach involves judgment, utilizing assumptions that are not readily observable, including projected operating results, economic conditions, expected cash flows, EBITDA growth rates, terminal values, and discount rates. These estimates are inherently subjective and classified as Level 3 within the fair value hierarchy. Based on this analysis, we recognized non-cash impairment charges totaling $1,182 million in the third quarter of 2025, which are presented in both Goodwill impairments and Other impairments on the Consolidated Statements of Income (Loss).

In addition, during 2025, we recognized other impairment charges in our Olefins and Polyolefins-Americas ("O&P-Americas") and O&P-EAI segments of $9 million and $56 million, respectively, related to property, plant and equipment, which are presented in Other impairments on the Consolidated Statements of Income (Loss).

Total impairment charges for the year ended December 31, 2025 consist of the following:

Millions of dollars	Year Ended December 31, 2025			
	O&P–America	O&P–EAI	APS	Total
Impairments:				
Goodwill	$ —	$ 400	$ 572	$ 972
Intangible assets	—	—	111	111
Property, plant and equipment	9	56	99	164
Equity investments	—	4	—	4
Total	$ 9	$ 460	$ 782	$ 1,251

2024 Impairments—In 2024, we announced a strategic review of some of our European assets with the goal of strengthening our future profitability. During the fourth quarter of 2024, as a part of our quarterly asset impairment analysis, we assessed the assets included in the scope of our strategic review for impairment. Our assessment resulted in the recognition of a $837 million non-cash property, plant and equipment impairment charge in our O&P-EAI segment. The impairment charge reflects challenging market conditions in the region. Additionally, unfavorable market conditions resulted in the loss of customers in our APS specialty powders business unit, resulting in a non-cash impairment charge of $55 million related to property, plant and equipment.

Fair values for these impairments were determined utilizing a discounted cash flow method under the income approach and assumptions including our view on long-term growth rates in our industry, discount rates and other assumptions based on a market participant perspective. In the fourth quarter of 2024 we launched a marketing effort to gauge market interest in the European assets included in our strategic review. Fair value indicators obtained through our marketing efforts were also considered. These are inherently subjective fair value measurements and are classified as Level 3 within the fair value hierarchy and are presented in Other impairments on the Consolidated Statements of Income (Loss).

2023 Impairments—Effective January 1, 2023, our *Catalloy* and polybutene-1 businesses were moved from our APS segment and reintegrated into our O&P-Americas and O&P-EAI segments. Accordingly, on January 1, 2023, we allocated goodwill of $584 million from our APS segment to our O&P-Americas and O&P-EAI segments. The amounts allocated were $315 million and $269 million for O&P-Americas and O&P-EAI segments, respectively. The allocation was based on the fair values of the businesses that were reintegrated relative to the fair value of the APS segment.

As a result of the reallocation of goodwill and the change in both fair value and carrying value among reporting units, we recognized a non-cash goodwill impairment charge of $252 million in the first quarter of 2023 in our APS segment. Fair values were determined utilizing a discounted cash flow method under the income approach and assumptions including our view on long-term growth rates in our industry, discount rates and other assumptions based on a market participant perspective, which are inherently subjective. The fair value of the reporting unit is Level 3 within the fair value hierarchy. The charge is presented in Goodwill impairments on the Consolidated Statements of Income (Loss).

We also recognized impairment charges related to equity investments of $192 million, see Note 10 to the Consolidated Financial Statements for additional information.

10. Equity Investments

Our significant equity investments are as follows at December 31:

Percent of Ownership	2025	2024
Olefins and Polyolefins-Americas		
Louisiana Joint Venture	50.00 %	50.00 %
Indelpro S.A. de C.V.	49.00 %	49.00 %
Olefins and Polyolefins-Europe, Asia, International		
Basell Orlen Polyolefins Sp. Z.o.o.	50.00 %	50.00 %
PolyMirae Co. Ltd.	50.00 %	50.00 %
Bright LyondellBasell Petrochemical Co. Ltd.	50.00 %	50.00 %
National Petrochemical Industrial Company	35.00 %	35.00 %
HMC Polymers Company Ltd.	28.56 %	28.56 %
Al-Waha Petrochemicals Ltd.	25.00 %	25.00 %
Saudi Ethylene & Polyethylene Company Ltd.	25.00 %	25.00 %
Saudi Polyolefins Company	25.00 %	25.00 %
Intermediates and Derivatives		
U.S. PO Joint Venture	60.62 %	60.62 %
European PO JV	50.00 %	50.00 %
Ningbo ZRCC Lyondell Chemical Co. Ltd.	26.65 %	26.65 %

The following table summarizes changes in our equity investments:

	Year Ended December 31,	
Millions of dollars	2025	2024
Beginning balance	$ 4,121	$ 3,907
Capital contributions	25	113
Loss from equity investments	(12)	(217)
Acquisition of equity investments	14	551
Distribution of earnings, net of tax	(92)	(122)
Depreciation of PO Joint Ventures and Louisiana Joint Venture	(125)	(118)
Impairments	(4)	(13)
Currency exchange effects	46	(26)
Other	(10)	46
Ending balance	$ 3,963	$ 4,121

Capital contributions in 2025 and 2024 include $4 million and $84 million, respectively, related to our PO Joint Ventures.

Closure of European PO Joint Venture—In March 2025, we announced the permanent closure of our European PO Joint Venture. We will carry out a process to safely shut down and prepare for the demolition of the asset. We estimate our portion of the total shutdown costs will be approximately $215 million and will be incurred through 2027. We incurred shutdown costs of $126 million during the year ended December 31, 2025. These costs are included in Cost of Sales in the Consolidated Statements of Income (Loss).

Acquisition of Joint Venture Interest—In May 2024, we acquired a 35% interest in Saudi Arabia-based National Petrochemical Industrial Company from Alujain Corporation for approximately $500 million. The joint venture currently has the capacity to produce 400 thousand tons of polypropylene per year. We market the majority of the off-take through our global sales team. The joint venture is included in our O&P-EAI segment and accounted for using the equity method of accounting.

Impairments—During the fourth quarter of 2023, we recognized a non-cash impairment charge of $192 million related to our European PO Joint Venture due to a trend of negative financial performance and the unfavorable long-term economic outlook for the joint venture. The fair value of our investment was determined using an income approach and the significant inputs used in our fair value determination, including projected cash flows and the discount rate, are considered Level 3. This charge is reflected as Other impairments in the Consolidated Statements of Income (Loss).

Summarized balance sheet information of our investments accounted for under the equity method (presented on a 100% basis) at December 31 is as follows:

Millions of dollars	2025	2024
Current assets	$ 2,826	$ 3,230
Noncurrent assets	8,553	8,517
Total assets	11,379	11,747
Current liabilities	1,549	1,637
Noncurrent liabilities	1,414	1,064
Net assets	$ 8,416	$ 9,046

As of December 31, 2025 and 2024, the carrying value of our equity method investments exceeded the underlying net assets of our investees by $554 million and $557 million, respectively. Amortization of the basis difference is included in Loss from equity investments and is not material.

Summarized income statement information of our investments accounted for under the equity method (presented on a 100% basis) is as follows:

		Year Ended December 31,				
Millions of dollars		**2025**		**2024**		**2023**
Revenues	$	8,862	$	13,113	$	12,540
Cost of sales		(8,534)		(12,669)		(12,044)
Gross profit		328		444		496
Net operating expenses		(856)		(614)		(514)
Operating loss		(528)		(170)		(18)
Interest income		24		26		23
Interest expense		(53)		(148)		(131)
Foreign currency translation		3		(17)		(1)
Other expense, net		(5)		(3)		(23)
Loss before income taxes		(559)		(312)		(150)
(Provision for) benefit from income taxes		(61)		(252)		22
Net loss	$	(620)	$	(564)	$	(128)

11. Prepaid Expenses, Other Current Assets and Other Assets

The components of Prepaid expenses and other current assets were as follows at December 31:

Millions of dollars		**2025**		**2024**
Income tax receivable	$	181	$	79
VAT receivables		116		179
Advances to suppliers		71		83
Financial derivatives		40		210
Prepaid insurance		31		36
Renewable identification numbers		—		127
Other		173		214
Total prepaid expenses and other current assets	$	612	$	928

The components of Other assets were as follows at December 31:

Millions of dollars		**2025**		**2024**
Income tax receivable	$	228	$	142
Deferred tax assets		212		259
Pension assets		74		56
Company-owned life insurance		46		46
Financial derivatives		4		75
Other		103		110
Total other assets	$	667	$	688

12. Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following components at December 31:

Millions of dollars	2025	2024
Payroll and benefits	$ 414	$ 517
Operating lease liabilities	370	355
Taxes other than income taxes	183	199
Income taxes	145	311
Interest	144	127
Financial derivatives	122	71
Product sales rebates	115	132
Contract liabilities	113	110
Asset retirement obligations	54	113
Renewable identification numbers	—	132
Other	296	289
Total accrued and other current liabilities	$ 1,956	$ 2,356

13. Debt

Long-term loans, notes and other debt, net of unamortized discount, debt issuance cost and cumulative fair value hedging adjustments, consisted of the following at December 31:

Millions of dollars	2025	2024
Senior Notes due 2055, $1,000 million, 4.625% ($15 million of discount; $10 million of debt issuance cost)	$ 975	$ 975
Guaranteed Notes due 2027, $300 million, 8.1%	300	300
Issued by LYB International Finance B.V.:		
Guaranteed Notes due 2043, $750 million, 5.25% ($17 million of discount; $6 million of debt issuance cost)	727	726
Guaranteed Notes due 2044, $1,000 million, 4.875% ($9 million of discount; $8 million of debt issuance cost)	983	983
Issued by LYB International Finance II B.V.:		
Guaranteed Notes due 2026, €500 million, 0.875%	585	515
Guaranteed Notes due 2027, $1,000 million, 3.5% ($1 million of discount; $1 million of debt issuance cost)	590	584
Guaranteed Notes due 2031, €500 million, 1.625% ($3 million of discount; $2 million of debt issuance cost)	577	514
Issued by LYB International Finance III, LLC:		
Guaranteed Notes due 2025, $500 million, 1.25%	—	487
Guaranteed Notes due 2030, $500 million, 3.375% ($1 million of debt issuance cost)	142	123
Guaranteed Notes due 2030, $500 million, 2.25% ($2 million of discount; $2 million of debt issuance cost)	481	473
Guaranteed Notes due 2031, $500 million, 5.125% ($1 million of discount; $4 million of debt issuance cost)	495	—
Guaranteed Notes due 2033, $500 million, 5.625% ($4 million of debt issuance cost)	496	495
Guaranteed Notes due 2034, $750 million, 5.5% ($5 million of discount, $6 million of debt issuance cost)	739	738
Guaranteed Notes due 2035, $500 million, 6.15% ($1 million of discount, $5 million of debt issuance cost)	494	—
Guaranteed Notes due 2036, $1,000 million, 5.875% ($7 million of discount, $9 million of debt issuance cost)	984	—
Guaranteed Notes due 2040, $750 million, 3.375% ($1 million of discount; $6 million of debt issuance cost)	743	742
Guaranteed Notes due 2049, $1,000 million, 4.2% ($13 million of discount; $10 million of debt issuance cost)	977	976
Guaranteed Notes due 2050, $1,000 million, 4.2% ($6 million of discount; $10 million of debt issuance cost)	971	982
Guaranteed Notes due 2051, $1,000 million, 3.625% ($2 million of discount; $9 million of debt issuance cost)	952	918
Guaranteed Notes due 2060, $500 million, 3.8% ($4 million of discount; $5 million of debt issuance cost)	487	482
Other	14	17
Total	12,712	11,030
Less current maturities	(588)	(498)
Long-term debt	$ 12,124	$ 10,532

Fair value hedging adjustments associated with the fair value hedge accounting of our fixed-for-floating interest rate swaps for the applicable periods are as follows:

| | Gains (Losses) | | Cumulative Fair Value Hedging Adjustments Included in Carrying Amount of Debt | |
| | Year Ended December 31, | | December 31, | |
Millions of dollars	2025	2024	2025	2024
Guaranteed Notes due 2025, 1.25%	$ (4)	$ (5)	$ —	$ 4
Guaranteed Notes due 2026, 0.875%	(2)	(4)	2	4
Guaranteed Notes due 2027, 3.5%	(5)	3	—	5
Guaranteed Notes due 2030, 3.375%	(20)	1	(2)	18
Guaranteed Notes due 2030, 2.25%	(7)	1	14	21
Guaranteed Notes due 2031, 1.625%	4	(2)	5	1
Guaranteed Notes due 2050, 4.2%	11	(7)	13	2
Guaranteed Notes due 2051, 3.625%	(33)	(2)	37	70
Guaranteed Notes due 2060, 3.8%	(5)	2	4	9
Total	$ (61)	$ (13)	$ 73	$ 134

Fair value adjustments are recognized in Interest expense in the Consolidated Statements of Income (Loss).

Aggregate maturities of debt during the next five years are $816 million in 2026, which includes $587 million that remains outstanding under our 0.875% Guaranteed Notes due 2026, $893 million in 2027, $2 million in 2028, $2 million in 2029, $644 million in 2030 and $10,842 million thereafter. We may repay maturing debt using cash and cash equivalents, cash from operating activities, proceeds from the issuance of debt or other sources of cash.

Long-Term Debt

Senior Revolving Credit Facility—Our $3,750 million senior unsecured revolving credit facility (the "Senior Revolving Credit Facility"), which expires in July 2029, may be used for dollar and euro denominated borrowings. The facility also supports our commercial paper program, has a $200 million sub-limit for dollar and euro denominated letters of credit and a $1,000 million uncommitted accordion feature. Borrowings under the facility bear interest at either a base rate, secured overnight financing rate or EURIBOR rate, plus an applicable margin. Additional fees are incurred for the average daily unused commitments. At December 31, 2025, we had no borrowings or letters of credit outstanding and $3,750 million of unused availability under this facility.

The facility contains customary covenants and warranties, including specified restrictions on indebtedness and liens. Additionally, we are required to maintain a maximum leverage ratio (calculated as the ratio of total net funded debt to consolidated earnings before interest, taxes and depreciation and amortization, both as defined in the Amended and Restated Credit Agreement) financial covenant. In the event an acquisition meeting certain thresholds is consummated we can elect to increase the maximum leverage ratio for each of the first six fiscal quarters ending after such acquisition as indicated in the Amended and Restated Credit Agreement.

In September 2025, we amended the Senior Revolving Credit Facility primarily to increase the maximum leverage ratio through 2027 unless we elect to terminate such provisions sooner. The maximum leverage ratio is as follows:

- 4.25 to 1.00 for the fiscal quarters ending September 30, 2025 and December 31, 2025;
- 4.50 to 1.00 for the fiscal quarters ending March 31, 2026 through June 30, 2027;
- 4.25 to 1.00 for the fiscal quarter ending September 30, 2027;
- 4.00 to 1.00 for the fiscal quarter ending December 31, 2027; and
- 3.50 to 1.00 thereafter.

Included in the amendment are certain limitations, including restrictions on dividend increases, if our leverage ratio is greater than or equal to 4.00 to 1.00, and share repurchases except to offset dilution.

Covenants and Provisions—Our $300 million 8.1% guaranteed notes due 2027, which are guaranteed by LyondellBasell Industries Holdings B.V., a wholly owned subsidiary of LyondellBasell Industries N.V., contain certain restrictions with respect to the level of maximum debt that can be incurred and security that can be granted by certain operating companies that are direct or indirect wholly owned subsidiaries of LyondellBasell Industries Holdings B.V. These notes contain customary provisions for default, including, among others, the non-payment of principal and interest, certain failures to perform or observe obligations under the Agreement on the notes, the occurrence of certain defaults under other indebtedness, failure to pay certain indebtedness and the insolvency or bankruptcy of certain LyondellBasell Industries N.V. subsidiaries.

The indentures governing all other notes contain limited covenants, including those restricting our ability and the ability of our subsidiaries to incur indebtedness secured by significant property or by capital stock of subsidiaries that own significant property, enter into certain sale and lease-back transactions with respect to any significant property or enter into consolidations, mergers or sales of all or substantially all of our assets.

We may redeem some of our notes at any time in whole, or from time to time in part, prior to their scheduled maturity dates, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (discounted at the applicable treasury yield or comparable government bond rate plus their respective basis points) on the notes to be redeemed. Some of our notes may also be redeemed prior to their respective maturity dates, at a redemption price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest. Certain notes are also redeemable upon certain tax events.

As of December 31, 2025, we are in compliance with our debt covenants.

Guaranteed Notes due 2031 and 2036—In November 2025, LYB International Finance III, LLC ("LYB Finance III"), a wholly owned finance subsidiary of LyondellBasell Industries N.V., issued $500 million of 5.125% guaranteed notes due 2031 (the "2031 Notes") at a discounted price of 99.8%, and $1,000 million of 5.875% guaranteed notes due 2036 (the "2036 Notes") at a discounted price of 99.3%. After deducting original issuance discounts, underwriting fees and offering expenses, the combined net proceeds amounted to $1,478 million. We intend to use the net proceeds for general corporate purposes, which may include, among other things, the repayment of our guaranteed notes due 2026 and guaranteed notes due 2027.

Guaranteed Notes due 2025—In October 2025, we repaid the outstanding principal on our 1.25% guaranteed notes due 2025 of $492 million.

Guaranteed Notes due 2035—In May 2025, LYB Finance III, a wholly owned finance subsidiary of LyondellBasell Industries N.V., issued $500 million of 6.150% guaranteed notes due 2035 (the "2035 Notes") at a discounted price of 99.7%. After deducting original issuance discounts, underwriting fees and offering expenses, the net proceeds amounted to $494 million. We used the net proceeds for general corporate purposes, which included, among other things, the repayment of our guaranteed notes due 2025.

Guaranteed Notes due 2034—In February 2024, LYB Finance III, a wholly owned finance subsidiary of LyondellBasell Industries N.V., issued $750 million of 5.5% guaranteed notes due 2034 (the "2034 Notes") at a discounted price of 99.2%. Net proceeds after deducting original issuance discounts, underwriting fees and offering expenses totaled $737 million. We used the net proceeds to repay our 5.75% senior notes due 2024.

Senior Notes due 2024—In March 2024, we repaid the $775 million remaining outstanding principal of our 5.75% senior notes due 2024.

Short-Term Debt

U.S. Receivables Facility—Our U.S. Receivables Facility has a purchase limit of $900 million in addition to a $300 million uncommitted accordion feature. In May 2025, we extended the term of the facility to June 2026. This facility provides liquidity through the sale or contribution of trade receivables by certain of our U.S. subsidiaries to a wholly owned, bankruptcy-remote subsidiary on an ongoing basis and without recourse. The bankruptcy-remote subsidiary may then, at its option and subject to a borrowing base of eligible receivables, sell undivided interests in the pool of trade receivables to financial institutions participating in the facility ("Purchasers"). The sale of the undivided interest in the pool of trade receivables is accounted for as a secured borrowing in the Consolidated Balance Sheets. We are responsible for servicing the receivables. We pay variable interest rates on our secured borrowings. Additional fees are incurred for the average daily unused commitments. In the event of liquidation, the bankruptcy-remote subsidiary's assets will be used to satisfy the claims of the Purchasers prior to any assets or value in the bankruptcy-remote subsidiary becoming available to us. This facility also provides for the issuance of letters of credit up to $200 million. Performance obligations under the facility are guaranteed by LyondellBasell Industries N.V. The term of the facility may be extended in accordance with the terms of the agreement. The facility is also subject to customary warranties and covenants, including limits and reserves and the maintenance of specified financial ratios. Under the terms of the U.S. Receivable Facility, we are required to maintain a maximum leverage ratio consistent with the terms of the Senior Revolving Credit Facility as discussed above. In September 2025, the modification to the maximum leverage ratio for the Senior Revolving Credit Facility was incorporated into the U.S. Receivables Facility. At December 31, 2025, there were no borrowings or letters of credit outstanding and $900 million unused availability under the facility.

Commercial Paper Program—We have a commercial paper program under which we may issue up to $2,500 million of privately placed, unsecured, short-term promissory notes ("commercial paper"). This program is backed by our $3,750 million Senior Revolving Credit Facility. Proceeds from the issuance of commercial paper may be used for general corporate purposes, including dividends and share repurchases. At December 31, 2025, we had no outstanding borrowings of commercial paper.

Precious Metal Financings—We enter into lease agreements for precious metals which are used in our production processes. Precious metal borrowings are classified as Short-term debt or Long-term debt, other, based on the maturities of the lease agreements. At December 31, 2025 and 2024, we had $226 million and $119 million, respectively, of Short-term debt related to our precious metal financings.

Weighted Average Interest Rate—At December 31, 2025 and 2024, our weighted average interest rate on outstanding Short-term debt was 2.7% and 1.1%, respectively.

Additional Information

Debt Discount and Issuance Costs—Amortization of debt discount and debt issuance costs resulted in amortization expense of $11 million, $11 million and $9 million for the years ended December 31, 2025, 2024 and 2023, respectively, which is included in Interest expense in the Consolidated Statements of Income (Loss).

Other Information—LYB International Finance B.V., LYB International Finance II B.V., and LYB International Finance III, LLC ("LYB Finance subsidiaries") are wholly owned finance subsidiaries of LyondellBasell Industries N.V. Any debt securities issued by LYB Finance subsidiaries will be fully and unconditionally guaranteed by LyondellBasell Industries N.V., and no other subsidiaries of LyondellBasell Industries N.V. guarantees these securities. Our unsecured notes rank equally in right of payment to each respective finance subsidiary's existing and future unsecured indebtedness and to all of LyondellBasell Industries N.V.'s existing and future unsubordinated indebtedness. There are no significant restrictions that would impede LyondellBasell Industries N.V., as guarantor, from obtaining funds by dividend or loan from its subsidiaries.

14. Leases

Operating Leases—The majority of our leases are operating leases. We lease storage tanks, terminal facilities, land, office facilities, railcars, pipelines, barges, plant equipment and other equipment. As of December 31, 2025 and 2024, our Operating lease assets were $1,514 million and $1,467 million, respectively. As of December 31, 2025 and 2024, Operating lease liabilities totaled $1,697 million and $1,774 million of which $370 million and $355 million, respectively, are current and recorded in Accrued and other current liabilities. These values were derived using a weighted average discount rate of 4.2% and 4.1% as of December 31, 2025 and 2024, respectively.

Substantially all of our operating leases have remaining lease terms of 21 years or less and have a weighted-average remaining lease term of 9 years. Certain lease agreements include options to renew the lease, at our discretion, for approximately 1 year to 20 years and do not materially impact our operating lease assets or operating lease liabilities.

Maturities of operating lease liabilities as of December 31, 2025, are as follows:

Millions of dollars		
2026	$	418
2027		335
2028		240
2029		157
2030		129
Thereafter		797
Total lease payments		2,076
Less: Imputed interest		(379)
Present value of lease liabilities	$	1,697

Operating lease costs were $440 million, $395 million and $368 million for the years ended December 31, 2025, 2024 and 2023, respectively, which are reflected in the Consolidated Statements of Income.

Cash paid for amounts included in the measurement of Operating lease liabilities totaled $458 million, $454 million and $447 million for the years ended December 31, 2025, 2024 and 2023, respectively. Leased assets obtained in exchange for new operating lease liabilities totaled $332 million, $383 million and $312 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, we have entered into operating leases, with an undiscounted value of $45 million, that have not yet commenced. These leases which will commence in 2026 have lease terms ranging from 5 to 7 years.

15. Financial Instruments and Fair Value Measurements

We are exposed to market risks, such as changes in commodity pricing, interest rates and currency exchange rates. To manage the volatility related to these exposures, we selectively enter into derivative contracts pursuant to our risk management policies.

Financial Instruments Measured at Fair Value on a Recurring Basis—The following table summarizes financial instruments outstanding for the periods presented that are measured at fair value on a recurring basis:

| | Fair Value | | |
| | December 31, 2025 | December 31, 2024 | Balance Sheet Classification |
Millions of dollars			
Assets—			
Derivatives designated as hedges:			
Commodities	$ —	$ 14	Prepaid expenses and other current assets
Commodities	4	7	Other assets
Foreign currency	19	146	Prepaid expenses and other current assets
Foreign currency	—	66	Other assets
Interest rates	16	16	Prepaid expenses and other current assets
Derivatives not designated as hedges:			
Commodities	5	18	Prepaid expenses and other current assets
Commodities	—	2	Other assets
Foreign currency	—	16	Prepaid expenses and other current assets
Total	$ 44	$ 285	
Liabilities—			
Derivatives designated as hedges:			
Commodities	$ 33	$ 14	Accrued and other current liabilities
Commodities	8	5	Other liabilities
Foreign currency	15	9	Accrued and other current liabilities
Foreign currency	199	—	Other liabilities
Interest rates	27	36	Accrued and other current liabilities
Interest rates	79	146	Other liabilities
Derivatives not designated as hedges:			
Commodities	42	11	Accrued and other current liabilities
Foreign currency	5	1	Accrued and other current liabilities
Total	$ 408	$ 222	

The financial instruments in the table above are classified as Level 2. We present the gross assets and liabilities of our derivative instruments on the Consolidated Balance Sheets.

Financial Instruments Not Measured at Fair Value on a Recurring Basis—The following table presents the carrying value and estimated fair value of our Short-term precious metal financings and Long-term debt:

| | December 31, 2025 | | December 31, 2024 | |
Millions of dollars	Carrying Value	Fair Value	Carrying Value	Fair Value
Precious metal financings	$ 226	$ 263	$ 119	$ 122
Long-term debt	12,113	10,501	10,521	9,048
Total	$ 12,339	$ 10,764	$ 10,640	$ 9,170

The financial instruments in the table above are classified as Level 2. Our other financial instruments classified within Current assets and Current liabilities have a short maturity and their carrying value generally approximates fair value.

Derivative Instruments:

Commodity Prices—We are exposed to commodity price volatility related to purchases of various feedstocks and sales of our products. We use over-the-counter commodity swaps, options and exchange traded futures contracts to manage these risks, including through cash flow hedging relationships.

The following table presents the notional amounts of our outstanding commodity derivative instruments:

	Notional Amount			
Millions of units	**December 31, 2025**	**December 31, 2024**	**Unit of Measure**	**Maturity Date**
Derivatives designated as hedges:				
Natural gas	51	62	MMBtu	2026 to 2028
Ethane	13	14	Bbl	2026 to 2028
Power	1	—	MWhs	2026 to 2028
Derivatives not designated as hedges:				
Ethane	6	—	Bbl	2026
Other commodities	3	6	Bbl	2026

Interest Rates—We are exposed to interest rate risk with respect to our fixed-rate and variable-rate debt. Fluctuations in interest rates impact the fair value of fixed-rate debt and expose us to the risk that we may need to refinance debt at higher rates. We use interest rate swaps that are designated as fair value hedges to mitigate the changes in the fair value of our fixed-rate debt by effectively converting it to variable-rate debt. See Note 13 to the Consolidated Financial Statements for additional information.

The following table presents the notional amounts of our outstanding interest rate derivative instruments:

	Notional Amount		
Millions of dollars	**December 31, 2025**	**December 31, 2024**	**Maturity Date**
Fair value hedges	$ 1,885	$ 2,158	2026 to 2031

Foreign Currency Rates—We have significant worldwide operations. The functional currencies of our operating subsidiaries are primarily the U.S. dollar and the euro. We enter into transactions denominated in currencies other than our designated functional currencies that create foreign currency exposure. We enter into foreign currency contracts to economically hedge foreign currency risk related to recognized foreign currency monetary assets and liabilities. Changes in the fair value of such forward and swap contracts are reported in the Consolidated Statements of Income (Loss) and offset, in part, currency remeasurement results. Other income (expense), net, in the Consolidated Statements of Income (Loss), reflected foreign currency gains of $6 million and $15 million and losses of $34 million in 2025, 2024 and 2023, respectively.

We enter into foreign currency contracts that are designated as net investment hedges to manage the impacts of foreign currency translation of our net investments in foreign operations. We also enter into foreign currency contracts that are designated as cash flow hedges to manage the variability in cash flows associated with intercompany debt balances.

The following table presents the notional amounts of our outstanding foreign currency derivative instruments:

| | Notional Amount | | |
	December 31, 2025	December 31, 2024	Maturity Date
Millions of dollars			
Net investment hedges	$ 2,465	$ 3,256	2027 to 2032
Cash flow hedges	294	300	2027
Not designated	295	772	2026

Other Financial Instruments:

Cash and Cash Equivalents—At December 31, 2025 and 2024, we had marketable securities classified as Cash and cash equivalents of $2,030 million and $2,610 million, respectively.

Impact on Earnings and Other Comprehensive Income (Loss)—The following tables summarize the pre-tax effect of derivative instruments recorded in Accumulated other comprehensive income ("AOCI"), the gains (losses) reclassified from AOCI to earnings and additional gains (losses) recognized directly in earnings:

	Effect of Financial Instruments			
	Year Ended December 31, 2025			
	Balance Sheet		Income Statement	
Millions of dollars	Gain (Loss) Recognized in AOCI	Gain (Loss) Reclassified from AOCI to Income	Additional Gain (Loss) Recognized in Income	Income Statement Classification
Derivatives designated as hedges:				
Commodities	$ (60)	$ 22	$ —	Cost of sales
Foreign currency	(384)	36	45	Interest expense
Interest rates	—	4	13	Interest expense
Derivatives not designated as hedges:				
Commodities	—	—	(44)	Cost of sales
Commodities	—	—	8	Income (loss) from discontinued operations, net of tax
Foreign currency	—	—	(78)	Other income (expense), net
Total	$ (444)	$ 62	$ (56)	

	Year Ended December 31, 2024			
	Balance Sheet		Income Statement	
Millions of dollars	Gain (Loss) Recognized in AOCI	Gain (Loss) Reclassified from AOCI to Income	Additional Gain (Loss) Recognized in Income	Income Statement Classification
Derivatives designated as hedges:				
Commodities	$ (2)	$ 4	$ —	Sales and other operating revenues
Commodities	11	129	—	Cost of sales
Foreign currency	206	(35)	59	Interest expense
Interest rates	11	4	(64)	Interest expense
Derivatives not designated as hedges:				
Commodities	—	—	(2)	Sales and other operating revenues
Commodities	—	—	23	Cost of sales
Commodities	—	—	11	Income (loss) from discontinued operations, net of tax
Foreign currency	—	—	43	Other income (expense), net
Total	$ 226	$ 102	$ 70	

	Year Ended December 31, 2023			
	Balance Sheet		Income Statement	
Millions of dollars	Gain (Loss) Recognized in AOCI	Gain (Loss) Reclassified from AOCI to Income	Additional Gain (Loss) Recognized in Income	Income Statement Classification
Derivatives designated as hedges:				
Commodities	$ (2)	$ —	$ —	Sales and other operating revenues
Commodities	(157)	33	—	Cost of sales
Foreign currency	(142)	31	70	Interest expense
Interest rates	17	5	(20)	Interest expense
Derivatives not designated as hedges:				
Commodities	—	—	1	Sales and other operating revenues
Commodities	—	—	5	Cost of sales
Commodities	—	—	52	Income (loss) from discontinued operations, net of
Foreign currency	—	—	(29)	Other income (expense), net
Total	$ (284)	$ 69	$ 79	

Amounts excluded from the assessment of effectiveness for foreign currency contracts designated as net investment hedges recognized in other comprehensive income (loss) or Interest expense for the years ended December 31, 2025, 2024 and 2023 were immaterial.

As of December 31, 2025, on a pre-tax basis, $5 million is scheduled to be reclassified from AOCI as an increase to Interest expense over the next twelve months.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Pension and Other Post-retirement Benefits

We have defined benefit pension plans which cover employees in the U.S. and various other countries. We also sponsor post-retirement benefit plans other than pensions that provide medical benefits to certain of our U.S., Canadian and French employees. In addition, we provide other post-employment benefits such as early retirement and deferred compensation severance benefits to employees in certain non-U.S. countries. We use a measurement date of December 31 for all of our benefit plans.

Pension Benefits—The following tables provide a reconciliation of projected benefit obligations, plan assets and the funded status of our U.S. and non-U.S. defined benefit pension plans:

| | | Year Ended December 31, | | |
| | 2025 | | 2024 | |
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in benefit obligation:				
Benefit obligation, beginning of period	$ 1,232	$ 1,389	$ 1,155	$ 1,363
Service cost	54	25	52	21
Interest cost	59	54	62	52
Actuarial (gain) loss	(13)	(141)	60	88
Plan amendments	(5)	1	—	—
Benefits paid	(128)	(71)	(97)	(59)
Participant contributions	—	2	—	2
Settlement	(43)	(3)	—	(3)
Curtailment	6	—	—	—
Termination benefits	6	—	—	—
Foreign exchange effects	—	159	—	(75)
Benefit obligation, end of period	1,168	1,415	1,232	1,389
Change in plan assets:				
Fair value of plan assets, beginning of period	1,036	770	960	705
Actual return on plan assets	49	(52)	130	112
Company contributions	20	59	43	51
Benefits paid	(128)	(71)	(97)	(59)
Participant contributions	—	2	—	2
Settlement	(43)	(3)	—	(3)
Foreign exchange effects	—	81	—	(38)
Fair value of plan assets, end of period	934	786	1,036	770
Funded status, end of period	$ (234)	$ (629)	$ (196)	$ (619)

Amounts recognized in the Consolidated Balance Sheets consist of the following:

| | December 31, 2025 | | December 31, 2024 | |
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Prepaid benefit cost, long-term	$ —	$ 74	$ —	$ 56
Accrued benefit liability, current	—	(37)	—	(30)
Accrued benefit liability, long-term	(234)	(666)	(196)	(645)
Funded status, end of period	$ (234)	$ (629)	$ (196)	$ (619)

Amounts recognized in Accumulated other comprehensive loss include the following:

Millions of dollars	December 31, 2025		December 31, 2024	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Actuarial and investment loss	$ 278	$ 70	$ 276	$ 94
Prior service (credit) cost	(4)	23	—	23
Balance, end of period	$ 274	$ 93	$ 276	$ 117

The following additional information is presented for our U.S. and non-U.S. pension plans:

Millions of dollars	December 31, 2025		December 31, 2024	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Accumulated benefit obligation for defined benefit plans	$ 1,150	$ 1,298	$ 1,204	$ 1,268

Pension plans with projected benefit obligations in excess of the fair value of assets are summarized as follows:

Millions of dollars	December 31, 2025		December 31, 2024	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligations	$ 1,168	$ 820	$ 1,232	$ 793
Fair value of assets	934	117	1,036	118

Pension plans with accumulated benefit obligations in excess of the fair value of assets are summarized as follows:

Millions of dollars	December 31, 2025		December 31, 2024	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Accumulated benefit obligations	$ 1,150	$ 621	$ 1,201	$ 593
Fair value of assets	934	7	1,033	8

Components of net periodic pension costs for our U.S. and non-U.S. plans are as follows:

	U.S. Plans		
	Year Ended December 31,		
Millions of dollars	**2025**	**2024**	**2023**
Service cost	$ 49	$ 47	$ 45
Interest cost	52	55	50
Expected return on plan assets	(63)	(58)	(62)
Actuarial loss amortization	16	19	17
Net periodic benefit cost	$ 54	$ 63	$ 50

	Non-U.S. Plans		
	Year Ended December 31,		
Millions of dollars	**2025**	**2024**	**2023**
Service cost	$ 25	$ 21	$ 22
Interest cost	54	52	51
Expected return on plan assets	(28)	(28)	(28)
Prior service cost amortization	3	3	3
Actuarial (gain) loss amortization	5	5	(1)
Net periodic benefit cost	$ 59	$ 53	$ 47

The actual and target asset allocations for our plans are as follows:

	2025		2024	
	Actual	**Target**	**Actual**	**Target**
Canada				
Fixed income	N/A	N/A	100 %	100 %
United Kingdom—Lyondell Chemical Plans				
Equity securities	26 %	25 %	25 %	25 %
Fixed income	74 %	75 %	75 %	75 %
United Kingdom—Basell Plans				
Equity securities	27 %	25 %	25 %	25 %
Fixed income	73 %	75 %	75 %	75 %
United Kingdom—A. Schulman Plans				
Equity securities and growth assets	27 %	25 %	26 %	25 %
Fixed income and matching assets	73 %	75 %	74 %	75 %
United States				
Equity securities	41 %	40 %	39 %	40 %
Fixed income	47 %	45 %	48 %	45 %
Alternatives	12 %	15 %	13 %	15 %

During 2025, the Canadian Defined Benefits pension plans entered into an annuity buy-in. As a result, the plan assets of $65 million were transferred to the insurer and treated as a nonparticipating insurance contract.

We estimate contributions to our defined benefit plans in 2026 will be $80 million and $63 million for the U.S. and non-U.S. plans, respectively.

As of December 31, 2025, future expected benefit payments by our pension plans which reflect expected future service, as appropriate, are as follows:

Millions of dollars	U.S.	Non-U.S.
2026	$ 127	$ 73
2027	93	73
2028	97	75
2029	96	77
2030	95	79
2031 through 2035	490	414

The following tables set forth the principal assumptions on discount rates, projected rates of compensation increase and expected rates of return on plan assets, where applicable. These assumptions vary for the different plans, as they are determined in consideration of local conditions.

The weighted average assumptions used in determining the net benefit liabilities for our pension plans were as follows at December 31:

	2025		2024	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.43 %	4.37 %	5.35 %	3.66 %
Rate of compensation increase	4.66 %	3.37 %	4.66 %	3.36 %
Cash balance interest credit rate	4.67 %	— %	4.36 %	— %

The weighted average assumptions used in determining net benefit costs for our pension plans were as follows:

	Year Ended December 31,					
	2025		2024		2023	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.35 %	3.66 %	5.80 %	4.00 %	5.50 %	3.99 %
Expected return on plan assets	7.25 %	3.44 %	7.25 %	4.14 %	7.25 %	3.57 %
Rate of compensation increase	4.66 %	3.36 %	4.68 %	3.58 %	4.65 %	2.66 %

The discount rate assumptions reflect the rates at which the benefit obligations could be effectively settled, based on the yields of high-quality long-term bonds where the term closely matches the term of the benefit obligations. We measure service and interest costs by applying the specific spot rates along that same yield curve to the projected cash flows of the plans. This approach provides a more precise measurement of service and interest costs. The weighted average expected long-term rate of return on assets in our U.S. plans of 7.25% is based on the average level of earnings that our independent pension investment adviser had advised could be expected to be earned over a fifteen- to twenty-year time period, consistent with the target asset allocation of the plans, historical capital market performance, historical plan performance (since the 1997 inception of the U.S. Master Trust) and a forecast of expected future asset returns. The weighted average expected long-term rate of return on assets in our non-U.S. plans of 3.44% is based on expectations and asset allocations that vary by region. We review these long-term assumptions on a periodic basis.

Actual rates of return may differ from the expected rate due to the volatility normally experienced in capital markets. Assets are externally managed by professional investment firms over the long term to achieve optimal returns with an acceptable level of risk and volatility in order to meet the benefit obligations of the plans as they come due.

Our pension plans have not directly invested in securities of LyondellBasell N.V., and there have been no significant transactions between any of the pension plans and the Company or related parties thereof.

The pension investments that are measured at fair value are summarized below:

	December 31, 2025			
Millions of dollars	Fair Value	Level 1	Level 2	Level 3
U.S.				
Common and preferred stock	$ 59	$ 59	$ —	$ —
Commingled funds measured at net asset value	432			
Fixed income securities	97	—	97	—
Real estate funds measured at net asset value	57			
Hedge funds measured at net asset value	15			
Private equity measured at net asset value	39			
U.S. government securities	217	217	—	—
Cash and cash equivalents	17	17	—	—
Total U.S. Pension Assets	$ 933	$ 293	$ 97	$ —

	December 31, 2025			
Millions of dollars	Fair Value	Level 1	Level 2	Level 3
Non-U.S.				
Insurance arrangements	$ 610	$ —	$ —	$ 610
Commingled funds measured at net asset value	172			
Cash and cash equivalents	1	1	—	—
Total Non-U.S. Pension Assets	$ 783	$ 1	$ —	$ 610

	December 31, 2024			
Millions of dollars	Fair Value	Level 1	Level 2	Level 3
U.S.				
Common and preferred stock	$ 64	$ 64	$ —	$ —
Commingled funds measured at net asset value	459			
Fixed income securities	97	—	97	—
Real estate funds measured at net asset value	63			
Hedge funds measured at net asset value	20			
Private equity measured at net asset value	46			
U.S. government securities	253	253	—	—
Cash and cash equivalents	26	26	—	—
Total U.S. Pension Assets	$ 1,028	$ 343	$ 97	$ —

	December 31, 2024			
Millions of dollars	Fair Value	Level 1	Level 2	Level 3
Non-U.S.				
Insurance arrangements	$ 531	$ —	$ —	$ 531
Commingled funds measured at net asset value	237			
Cash and cash equivalents	1	1	—	—
Total Non-U.S. Pension Assets	$ 769	$ 1	$ —	$ 531

Certain non-U.S. plans have investments in a pooled asset portfolio that are treated as a nonparticipating insurance contract. The associated plan assets underlying the insurance arrangement are measured at the cash surrender value, which is primarily derived from an actuarial determination of the discounted benefits cash flows. As such, these assets are considered to use significant unobservable inputs (Level 3). As of December 31, 2024, these defined benefit pension plan assets were valued at $531 million and have increased to $610 million as of December 31, 2025. This change is primarily due to the transfer of the Canadian plan assets of $65 million into an insurance arrangement and in relation to the increase in the discount rate from 2024 to 2025.

The majority of our U.S. and Non-U.S investments that are calculated at net asset values have a redemption frequency, redemption period and trade settlement term of less than one-week.

Other Post-retirement Benefits—We sponsor unfunded health care and life insurance plans covering certain eligible retired employees and their eligible dependents. Generally, the medical plans pay a stated percentage of medical expenses, reduced by deductibles and other coverage. Life insurance benefits are generally provided by insurance contracts. We retain the right, subject to existing agreements, to modify or eliminate these benefits.

The following tables provide a reconciliation of benefit obligations of our unfunded other post-retirement benefit plans:

	Year Ended December 31,			
	2025		2024	
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in benefit obligation:				
Benefit obligation, beginning of period	$ 139	$ 52	$ 142	$ 39
Service cost	—	2	—	1
Interest cost	7	2	8	2
Actuarial (gain) loss	6	(5)	8	15
Benefits paid	(22)	(2)	(24)	(1)
Participant contributions	4	—	5	—
Foreign exchange effects	—	6	—	(4)
Benefit obligation, end of period	134	55	139	52
Change in plan assets:				
Fair value of plan assets, beginning of period	—	—	—	—
Employer contributions	18	2	19	1
Participant contributions	4	—	5	—
Benefits paid	(22)	(2)	(24)	(1)
Fair value of plan assets, end of period	—	—	—	—
Funded status, end of period	$ (134)	$ (55)	$ (139)	$ (52)

Amounts recognized in the Consolidated Balance Sheets are as follows:

	December 31, 2025		December 31, 2024	
Millions of dollars	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**
Accrued benefit liability, current	$ (13)	$ (2)	$ (13)	$ (1)
Accrued benefit liability, long-term	(121)	(53)	(126)	(51)
Funded status, end of period	$ (134)	$ (55)	$ (139)	$ (52)

Amounts recognized in Accumulated other comprehensive loss are as follows:

	December 31, 2025		December 31, 2024	
Millions of dollars	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**
Actuarial and investment income	$ 48	$ 11	$ 61	$ 8
Prior service cost	—	(1)	—	(1)
Balance, end of period	$ 48	$ 10	$ 61	$ 7

The following tables set forth the assumed health care cost trend rates for our U.S. and Non-U.S. Plans:

	U.S. Plans	
	December 31,	
	2025	**2024**
Immediate trend rate	7.0 %	6.5 %
Ultimate trend rate (the rate to which the cost trend rate is assumed to decline)	4.5 %	4.5 %
Year that the rate reaches the ultimate trend rate	2036	2033

	Non-U.S. Plans			
	Canada		France	
	December 31,		December 31,	
	2025	**2024**	**2025**	**2024**
Immediate trend rate	4.5 %	4.5 %	5.0 %	5.0 %
Ultimate trend rate (the rate to which the cost trend rate is assumed to decline)	4.5 %	4.5 %	5.0 %	5.0 %
Year that the rate reaches the ultimate trend rate	—	—	—	—

The health care cost trend rate assumption does not typically have a significant effect on the amounts reported due to limits on maximum contribution levels to the medical plans.

The weighted average assumptions used in determining the net benefit liabilities for our other post-retirement benefit plans were as follows:

	December 31,			
	2025		2024	
	U.S.	**Non-U.S.**	**U.S.**	**Non-U.S.**
Discount rate	5.08 %	4.01 %	5.24 %	3.53 %
Rate of compensation increase	4.12 %	—	4.09 %	—

The weighted average assumptions used in determining the net benefit costs for our other post-retirement benefit plans were as follows:

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.24 %	3.53 %	5.74 %	4.36 %	5.44 %	3.95 %
Rate of compensation increase	4.09 %	—	4.13 %	—	4.16 %	—

As of December 31, 2025, future expected benefit payments by our other post-retirement benefit plans, which reflect expected future service, as appropriate, were as follows:

Millions of dollars	U.S.	Non-U.S.
2026	$ 13	$ 2
2027	13	2
2028	13	2
2029	13	2
2030	12	2
2031 through 2035	53	10

Accumulated Other Comprehensive Loss—In 2025, pension benefits actuarial gain and other post-retirement benefits actuarial loss of $53 million and $1 million, respectively, are primarily due to changes in discount rate assumptions and updated actuarial assumptions. In 2024, pension benefits actuarial gain and other post-retirement benefits actuarial loss of $1 million and $22 million, respectively, are primarily due to changes in discount rate assumptions and updated actuarial assumptions.

Deferred income taxes related to amounts in Accumulated other comprehensive loss include provisions of $72 million and $91 million as of December 31, 2025 and 2024, respectively.

Defined Contribution Plans—Most employees in the U.S. and certain non-U.S. countries are eligible to participate in defined contribution plans ("Employee Savings Plan") by contributing a portion of their compensation. We make employer contributions, such as matching contributions, to certain of these plans. The Company also has a nonqualified deferred compensation plan that covers senior management in the U.S. This plan was amended and restated in May 2023 and provides Company contributions on behalf of certain eligible employees who earn base pay above the IRS annual compensation limit.

The following table provides the Company contributions to the Employee Savings Plans:

| | Company Contributions | | | | | |
| | 2025 | | 2024 | | 2023 | |
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Employee Savings Plans	$ 58	$ 11	$ 56	$ 11	$ 54	$ 9

17. Incentive and Share-Based Compensation

We are authorized to grant RSUs, PSUs, stock options, and other cash and stock awards under our Long-Term Incentive Plan ("LTIP"). The Compensation and Talent Development Committee oversees our equity award grants, the type of awards, the required performance measures and the timing and duration of each grant. The maximum number of shares of our common stock reserved for issuance under the LTIP is 30,000,000 shares. After taking into consideration outstanding stock-settled awards and assuming a maximum payout for our PSU awards, there were 4,516,489 shares available for issuance as of December 31, 2025.

Total share-based compensation expense and the associated tax benefits are as follows:

		Year Ended December 31,				
Millions of dollars		**2025**		**2024**		**2023**
Compensation Expense:						
Restricted stock units	$	70	$	60	$	44
Stock options		1		4		10
Performance share units		20		27		37
Total	$	91	$	91	$	91
Tax Benefit:						
Restricted stock units	$	16	$	14	$	10
Stock options		—		1		2
Performance share units		5		6		9
Total	$	21	$	21	$	21

Restricted Stock Unit Awards—RSUs entitle the recipient to be paid out an equal number of ordinary shares upon vesting. Effective in 2024, RSUs will generally have a three-year vesting period and ratably vest in equal increments on the first, second and third anniversary of the grant date. Prior to 2024, RSUs generally cliff vested on the third anniversary of the grant date.

The fair value of RSUs is based on the market price of the underlying stock on the date of grant. The weighted average grant date fair value for RSUs granted during the years ended December 31, 2025, 2024 and 2023 was $70.49, $95.78 and $93.93, respectively. The total fair value of RSUs vested and issued was $44 million, $45 million and $30 million during 2025, 2024 and 2023, respectively.

The following table summarizes unvested RSU activity:

	Number of Units (in thousands)		Weighted Average Grant Date Fair Value (per share)
Outstanding at January 1, 2025	1,236	$	95.09
Granted	897		70.49
Vested	(698)		91.76
Forfeited	(93)		84.27
Outstanding at December 31, 2025	1,342	$	81.13

As of December 31, 2025, the unrecognized compensation cost related to RSUs was $36 million, which is expected to be recognized over a weighted average period of 1.25 years.

Stock Option Awards—Stock options allow employees the opportunity to purchase ordinary shares of stock in the future at an exercise price equal to the market price at the date of grant. No Stock options were granted in 2025 or 2024. Previous awards generally have a three-year vesting period that vests in equal increments on the first, second and third anniversary of the grant date and have a contractual term of ten years. None of the Stock options are designed to qualify as Incentive Stock Options as defined in Section 422 of the Internal Revenue Code.

The fair value of each Stock option is estimated on the date of grant using the Black-Scholes option valuation model. The principal assumptions utilized in valuing Stock options include the expected stock price volatility (based on our historical stock price volatility over the expected term); the expected dividend yield; and the risk-free interest rate (an estimate based on the yield of a United States Treasury zero coupon bond with a maturity equal to the expected term of the option).

The expected term of Stock options granted is estimated based on the weighted average of historical exercise patterns and the midpoint of the remaining expected life.

The weighted average fair value of Stock options granted and the assumptions used in estimating those fair values are as follows:

	Year Ended December 31,
	2023
Weighted average fair value	$ 24.85
Fair value assumptions:	
Dividend yield	5.0 %
Expected volatility	39.9-40.2%
Risk-free interest rate	3.5-4.7%
Weighted average expected term, in years	5.7

The following table summarizes Stock option activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Term	Aggregate Intrinsic Value (millions of dollars)
Outstanding at January 1, 2025	1,943	$ 91.40		
Forfeited	(8)	94.46		
Expired	(126)	98.24		
Outstanding at December 31, 2025	1,809	$ 90.91	4.1 years	$ —
Exercisable at December 31, 2025	1,678	$ 90.62	3.9 years	$ —

The aggregate intrinsic value of Stock options exercised during the year ended December 31, 2024 and 2023 was $10 million and $8 million, respectively. No Stock options were exercised in 2025.

Performance Share Units Awards—A target number of PSUs is granted to participants at the beginning of a three-year performance period. Final payout of awards, which can range from 0% to 200% of target shares granted, is determined and paid after the performance period. These awards are settled in shares of common stock, and each unit is equivalent to one share of our common stock.

The payout for PSUs granted will be equally based on Total Shareholder Return ("TSR") relative to our peers and the Free Cash Flow ("FCF") performance metric. The fair value of the portion of the award that vests based on TSR is estimated using a Monte-Carlo simulation. For the other portion of the award, the fair value is determined at the end of each reporting period based on our stock price and the number of shares expected to vest.

The weighted average fair value and the assumptions used in estimating those fair value using a Monte-Carlo simulation are as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Weighted average fair value	$ 98.74	$ 133.75	$ 128.95
Fair value assumptions:			
Expected volatility of LyondellBasell N.V. common stock	25.00 %	28.60%	38.04%
Expected volatility of peer companies	23.85-43.97%	24.68-43.42%	22.82-52.73%
Average correlation coefficient of peer companies	0.54	0.56	0.52
Risk-free interest rate	4.01%	4.47%	4.39%

The following table summarizes unvested PSU activity:

	Number of Units (in thousands)	Weighted Average Grant Date Fair Value (per share)
Outstanding at January 1, 2025	989	$ 101.94
Granted	609	71.27
Vested	(258)	93.84
Forfeited	(133)	86.72
Outstanding at December 31, 2025	1,207	$ 89.87

The total fair value of PSUs vested during 2025 was $11 million for the TSR component, which paid out at 90% of target shares, and $8 million for the FCF component, which paid out at 68% of target shares. As of December 31, 2025, the unrecognized compensation cost related to PSUs was $32 million, which is expected to be recognized over a weighted average period of 1.8 years.

18. Income Taxes

LyondellBasell Industries N.V. is tax resident in the United Kingdom pursuant to a mutual agreement procedure determination ruling between the Dutch and United Kingdom competent authorities and therefore subject solely to the United Kingdom corporate income tax system. LyondellBasell Industries N.V. has little or no taxable income of its own because, as a holding company, it does not conduct any operations. Through our subsidiaries, we have substantial operations world-wide. Taxes are paid on the earnings generated in various jurisdictions where our subsidiaries operate.

The Company operates in multiple jurisdictions with complex legal and tax regulatory environments and is subject to taxes in the U.S. and non-U.S. jurisdictions. We monitor tax law changes and the potential impact to our results of operations. There continues to be increased attention on the tax practices of multinational companies, in particular in the U.S. and Europe where we operate. In 2020, the Organization for Economic Cooperation and Development released Pillar One and Two proposals focused on taxing rights and minimum taxes. The United Kingdom, as well as certain other jurisdictions in which we operate, enacted legislation implementing the Organization for Economic Cooperation and Development's Pillar Two Model Rules effective as of January 1, 2024. This legislation, and all subsequent guidance, did not have a material impact on the Consolidated Financial Statements; however, we continue to assess and monitor legislative changes, guidance and interpretations.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law. OBBBA extends and modifies certain key Tax Cuts & Jobs Act provisions. This legislation does not have a material impact on the Consolidated Financial Statements.

The significant components of the provision for income taxes are as follows:

Millions of dollars	Year Ended December 31,					
		2025		2024		2023
Current:						
U.S. federal	$	116	$	419	$	117
Non-U.S.		145		198		160
State		(7)		48		24
Total current		254		665		301
Deferred:						
U.S. federal		(205)		(140)		154
Non-U.S.		11		(279)		(36)
State		10		13		14
Total deferred		(184)		(406)		132
Provision for income taxes before tax effects of other comprehensive income		70		259		433
Tax effects of elements of other comprehensive income:						
Pension and post-retirement liabilities		19		(1)		(36)
Financial derivatives		(8)		38		(29)
Foreign currency translation		(91)		44		(28)
Total income tax expense (benefit) in comprehensive income	$	(10)	$	340	$	340

Since the proportion of U.S. revenues, assets, operating income and associated tax expense is significantly greater than that of any other single taxing jurisdiction within the worldwide group, the reconciliation of the differences between the provision for income taxes and the statutory rate is presented on the basis of the U.S. statutory federal income tax rate of 21% as opposed to the United Kingdom statutory tax rate of 25% or The Netherlands statutory tax rate of 25.8%. Our effective income tax rate for the year ended December 31, 2025 is (9.8)%.

Our effective income tax rate fluctuates based on, among other factors, changes in pre-tax income in countries with varying statutory tax rates, changes in valuation allowances, changes in foreign exchange gains/losses, the amount of nontaxable income or nondeductible expense, changes in unrecognized tax benefits associated with uncertain tax positions and changes in tax laws.

The following table reconciles the expected tax expense (benefit) at the U.S. statutory federal income tax rate to the total income tax provision disaggregated by nature of reconciling items:

		Year Ended December 31,	
Millions of dollars		**2025**	
Income (loss) from continuing operations before income taxes:			
U.S.	$	(219)	
Non-U.S.		(496)	
Total	$	(715)	
Income tax at U.S. statutory rate	$	(150)	21.0 %
State and local income tax, net of federal income tax effect		14	(2.0)%
Effect of cross-border tax laws:			
Change in deferred tax on outside basis differences		(13)	1.8 %
Deemed income inclusion		12	(1.7)%
Deduction of non-U.S. taxes paid		(12)	1.7 %
Tax credits		(5)	0.7 %
Nontaxable or nondeductible items:			
Export incentive		(46)	6.4 %
Other		13	(1.8)%
Other adjustments		(2)	0.3 %
Foreign tax effects:			
China			
Nondeductible impairment		11	(1.5)%
Other adjustments		9	(1.2)%
France			
Nondeductible impairment		17	(2.4)%
Statutory income tax rate differential		8	(1.1)%
Germany			
State and local income taxes		(33)	4.6 %
Tax refund claim		(24)	3.4 %
Changes in tax laws or rates enacted		(24)	3.4 %
Changes in valuation allowances		17	(2.4)%
Statutory income tax rate differential		11	(1.5)%
Other adjustments		(3)	0.4 %
Italy			
Nondeductible impairment		8	(1.1)%
Other adjustments		3	(0.4)%
Malta			
Statutory income tax rate differential		(101)	14.1 %
Mexico			
Nondeductible impairment		30	(4.2)%
Other adjustments		4	(0.6)%
The Netherlands			
Nondeductible impairment		125	(17.5)%
Foreign currency gain or loss		63	(8.8)%
Changes in valuation allowances		13	(1.8)%
Nondeductible items		10	(1.4)%
Statutory income tax rate differential		9	(1.3)%
United Kingdom			
Changes in valuation allowances		85	(11.9)%
Other adjustments		9	(1.3)%
Other foreign jurisdictions		7	(1.0)%
Changes in unrecognized tax benefits		5	(0.7)%
Provision for income taxes	$	70	(9.8)%

The states contributing to the majority (greater than 50%) of the state and local income tax, net of federal income tax effect, as presented above are Louisiana, Texas, Pennsylvania and Tennessee.

Nontaxable or nondeductible items primarily include the tax effect of export incentives. Export incentives relate to tax benefits derived from elections and structures available for U.S. exports. We anticipate the continued favorable treatment for export income based on current law. Prior to the adoption of ASU 2023-09 in 2025, these items were classified in our effective tax rate table with exempt income. Statutory income tax rate differential refers to the tax impact of income taxed at rates different from the U.S. statutory income tax rate.

For the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the effective income tax rate differs from the statutory federal income tax rate as follows:

		Year Ended December 31,		
Millions of dollars		**2024**		**2023**
Income (loss) from continuing operations before income taxes:				
U.S.	$	1,783	$	1,630
Non-U.S.		(82)		669
Total	$	1,701	$	2,299
Income tax at U.S. statutory rate	$	358	$	483
Increase (reduction) resulting from:				
Non-U.S. income/(loss) taxed at different statutory rates		(102)		4
Return to accrual adjustments		(26)		(22)
State income taxes, net of federal benefit		55		34
Exempt income		(101)		(203)
Uncertain tax positions		18		21
Patent box ruling		—		(31)
Nondeductible impairments		28		62
Audit settlement		—		46
Foreign currency gain or loss		(27)		8
Cross border tax effects		19		14
Other, net		37		17
Provision for income taxes	$	259	$	433

Our exempt income primarily includes interest income, export incentives, and equity earnings of joint ventures. Interest income earned by certain of our subsidiaries, through intercompany financings, is taxed at rates substantially lower than the U.S. statutory rate. Export incentives relate to tax benefits derived from elections and structures available for U.S. exports. Equity earnings from our joint ventures, when paid through dividends to certain European subsidiaries, are exempt from all or portions of normal statutory income tax rates. We anticipate the continued favorable treatment for dividends, and export income based on current law.

The deferred tax effects of tax loss, credit and interest carryforwards ("tax attributes") and the tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the Consolidated Financial Statements, reduced by a valuation allowance where appropriate, are presented below:

	December 31,			
Millions of dollars	**2025**		**2024**	
Deferred tax liabilities:				
Accelerated tax depreciation	$	2,342	$	2,342
Investment in joint venture partnerships		416		455
Inventory		101		194
Operating lease assets		342		330
Other liabilities		53		78
Total deferred tax liabilities	$	3,254	$	3,399
Deferred tax assets:				
Tax attributes	$	672	$	420
Employee benefit plans		186		248
Operating lease liabilities		380		387
Other assets		205		203
Total deferred tax assets		1,443		1,258
Deferred tax asset valuation allowances		(293)		(135)
Net deferred tax assets		1,150		1,123
Net deferred tax liabilities	$	2,104	$	2,276

Balance sheet classification is presented in the following table:

	December 31,			
Millions of dollars	**2025**		**2024**	
Deferred tax assets—long-term	$	212	$	259
Deferred tax liabilities—long-term		2,316		2,535
Net deferred tax liabilities	$	2,104	$	2,276

Deferred taxes on the unremitted earnings of certain equity joint ventures and subsidiaries of $41 million and $57 million at December 31, 2025 and 2024, respectively, have been provided. The Company no longer intends to permanently reinvest approximately $600 million of our non-U.S. earnings. Future repatriation of these earnings to the U.S. would result in minimal tax impact.

As of December 31, 2025 and 2024, total tax attributes available amounted to $3,142 million and $1,968 million, respectively, resulting in the recognition of deferred tax assets of $672 million and $420 million as of December 31, 2025 and 2024, respectively.

The scheduled expiration of the tax attributes and the related deferred tax assets, before valuation allowance, as of December 31, 2025 are as follows:

Millions of dollars	Tax Attributes		Deferred Tax on Tax Attributes	
2026	$	23	$	2
2027		32		5
2028		30		8
2029		37		4
2030		27		3
Thereafter		758		51
Indefinite		2,235		599
Total	$	3,142	$	672

The tax attributes are primarily related to operations in Germany, the United States, the United Kingdom, France, and The Netherlands. The related deferred tax assets by primary jurisdictions are shown below:

	December 31,					
Millions of dollars	2025		2024		2023	
Germany	$	215	$	107	$	3
United States		128		114		151
United Kingdom		112		105		91
France		109		21		23
The Netherlands		67		35		18
Other		41		38		21
Total	$	672	$	420	$	307

To fully realize these net deferred tax assets, we will need to generate sufficient future taxable income in the countries where these tax attributes exist during the periods in which the attributes can be utilized. Based upon forecasts of expected taxable income over the periods in which the attributes can be utilized and/or temporary differences are expected to reverse, we believe it is more likely than not that $379 million of these deferred tax assets at December 31, 2025 will be realized.

As of each reporting date, we consider the weight of all evidence, both positive and negative, to determine if a valuation allowance is necessary for each jurisdiction's net deferred tax assets. We place greater weight on historical evidence over future predictions of our ability to utilize net deferred tax assets. We consider future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences, and taxable income in prior carry-back year(s) if carry-back is permitted under applicable law, as well as available prudent and feasible tax planning strategies that would, if necessary, be implemented to ensure realization of the net deferred tax asset.

A summary of the valuation allowances by primary jurisdiction is shown below, reflecting the valuation allowances for all the net deferred tax assets, including deferred tax assets for tax attributes and other temporary differences.

	December 31,					
Millions of dollars	**2025**		**2024**		**2023**	
United Kingdom	$	115	$	30	$	30
Germany		101		43		1
United States		35		24		15
The Netherlands		21		5		3
France		—		21		23
Other		21		12		6
Total	$	293	$	135	$	78

During 2025, valuation allowances primarily in the United Kingdom had a material impact on the effective tax rate. Our activities in the United Kingdom are limited to a small number of manufacturing sites that are included in our United Kingdom tax group headed by LyondellBasell N.V., a holding company tax resident in the United Kingdom. LyondellBasell N.V., as a holding company, does not generate taxable income independently and therefore is dependent on the receipt of intercompany dividends to generate taxable income to offset its costs incurred. Given recent macroeconomic trends, intercompany dividends to LyondellBasell N.V. are constrained. As a result, we no longer believe it is more likely than not that the United Kingdom deferred tax assets will be realized. In Germany, the majority of the increase was associated with adjustments to attributes acquired in 2024. As a full valuation allowance was established in 2024 in connection with the acquisition of a business, these adjustments did not impact the effective tax rate.

During 2024 and 2023, valuation allowances did not have a material impact to our effective tax rate. The increase in valuation allowances from 2023 to 2024 was primarily due to attributes acquired during 2024 that required a full valuation allowance.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits included in the Consolidated Balance Sheets:

	Year Ended December 31,					
Millions of dollars	**2025**		**2024**		**2023**	
Unrecognized tax benefit, beginning of period	$	236	$	288	$	271
Additions for tax positions of current year		—		14		37
Additions for tax positions of prior years		128		15		2
Reductions for tax positions of prior years		(3)		(15)		(22)
Reductions resulting from the lapse of statutes of limitations		(49)		—		—
Settlements (payments/refunds)		(73)		(66)		—
Unrecognized tax benefit, end of period	$	239	$	236	$	288

The majority of the uncertain tax positions, if recognized, will affect the effective tax rate. During 2025, 2024 and 2023, our effective tax rate included tax expense of $5 million, $18 million and $21 million, respectively, related to adjustments in uncertain tax position balances. During 2025, we entered into a settlement with the tax authorities related to a transfer pricing position and released related reserves of $73 million. This position will not result in a material net cash impact as there is an almost fully offsetting income tax receivable. During 2024, we entered into an audit settlement and released a related $66 million non-cash reserve. The settlement of this position did not affect the effective tax rate.

We recognize interest associated with unrecognized tax benefits in income tax expense. Income tax expense includes interest and penalties of $16 million, $15 million and $11 million in 2025, 2024 and 2023, respectively. Accrued interest and penalties as of December 31, 2025, 2024 and 2023 were $82 million, $67 million, and $52 million, respectively.

We operate in multiple jurisdictions throughout the world, and our tax returns are periodically audited or subjected to review by tax authorities. We are currently under examination in a number of tax jurisdictions. As a result, there is an uncertainty in income taxes recognized in our financial statements. Positions challenged by the tax authorities may be settled or appealed by us.

A summary of the years open to examination in our primary jurisdictions is as follows:

Jurisdiction	Open Tax Years
France	2020 and later
Germany	2008 and later
Italy	2014 and later
The Netherlands	2018 and later
United Kingdom	2024 and later
United States	2014 and later

The following is a supplemental schedule of income taxes paid (net of refunds) disaggregated by federal, state, and non-U.S.:

	Year Ended December 31,
Millions of dollars	2025
Net income taxes paid:	
U.S. federal	$ 307
U.S. state	32
Non-U.S.	
France	(26)
The Netherlands	24
Germany	(20)
Hong Kong	23
Other	53
Total net income taxes paid	$ 393

Taxes paid in 2025 include $235 million in U.S. Federal corporate income tax payments deferred from 2024 into 2025 under Hurricane Beryl disaster relief provisions. Total income taxes paid for the years ended December 31, 2024 and 2023 were $343 million and $465 million, respectively.

19. Commitments and Contingencies

Commitments—We have various purchase commitments for materials, supplies and services incidental to the ordinary conduct of business, generally for quantities required for our businesses and at prevailing market prices. These commitments are designed to ensure sources of supply and are not expected to be in excess of normal requirements. Additionally, we have capital expenditure commitments, which we incur in our normal course of business.

Financial Assurance Instruments—We have obtained letters of credit, performance and surety bonds and have issued financial and performance guarantees to support trade payables, potential liabilities and other obligations. Considering the frequency of claims made against the financial instruments we use to support our obligations, and the magnitude of those financial instruments in light of our current financial position, we do not expect that any claims against or draws on these instruments would have a material adverse effect on the Consolidated Financial Statements. We have not experienced any unmanageable difficulties in obtaining the required financial assurance instruments for our current operations.

Environmental Remediation—Accrued liabilities for future environmental remediation costs at current and former plant sites and other remediation sites totaled $178 million and $140 million as of December 31, 2025 and 2024, respectively. This includes $74 million which is included in Liabilities held for sale as of December 31, 2025. These amounts are included in Accrued and other current liabilities, Other liabilities and Liabilities held for sale on the Consolidated Balance Sheets.

As of December 31, 2025, the accrued liabilities for individual sites range from less than $1 million to $50 million. The remediation expenditures are expected to occur over a number of years and are not concentrated in any single year. In our opinion, it is reasonably possible that losses in excess of the liabilities recorded may have been incurred. However, we cannot estimate any amount or range of such possible additional losses. New information about sites, new technology or future developments, such as involvement in investigations by regulatory agencies, could require us to reassess our potential exposure related to environmental matters.

The following table summarizes the activity in our accrued environmental liability:

| | Year Ended December 31, | |
Millions of dollars	**2025**	**2024**
Beginning balance	$ 140	$ 124
Changes in estimates	45	29
Amounts paid	(10)	(10)
Foreign exchange effects	6	(3)
Other	(3)	—
Ending balance	$ 178	$ 140

Indemnification—We are parties to various indemnification arrangements, including arrangements entered into in connection with acquisitions, divestitures and the formation and dissolution of joint ventures. Pursuant to these arrangements, we provide indemnification to and/or receive indemnification from other parties in connection with liabilities that may arise in connection with the transactions and in connection with activities prior to completion of the transactions. These indemnification arrangements typically include provisions pertaining to third-party claims relating to environmental and tax matters, as well as various types of litigation. As of December 31, 2025, we had not accrued any significant amounts for our indemnification obligations, and we are not aware of other circumstances that would likely lead to significant future indemnification obligations. We cannot determine with certainty the potential amount of future payments under the indemnification arrangements until events arise that would trigger a liability under the arrangements.

As part of our technology licensing contracts, we give indemnifications to our licensees for liabilities arising from possible patent infringement claims with respect to certain proprietary licensed technologies. Such indemnifications have a stated maximum amount and generally cover a period of 5 to 10 years.

Legal Proceedings—We are subject to various lawsuits and claims, including but not limited to, matters involving contract disputes, tort claims, tax proceedings, and regulatory disputes alleging environmental damage, personal injury and/or property damage, some of which are covered by insurance. We vigorously defend ourselves and prosecute these matters as appropriate.

Our legal organization applies its knowledge, experience and professional judgment to the specific characteristics of our cases, employing a litigation management process to manage and monitor legal proceedings in which we are a party. Our process facilitates the early evaluation and quantification of potential exposures in individual cases. This process also enables us to track those cases that have been scheduled for trial, mediation or other resolution. We regularly assess the adequacy of legal accruals based on our professional judgment, experience and the information available regarding our cases.

Based on consideration of all relevant facts and circumstances, we do not believe the ultimate outcome of any currently pending lawsuit or claim against us will have a material adverse effect upon our operations, financial condition or Consolidated Financial Statements.

20. Shareholders' Equity and Redeemable Non-controlling Interests

Shareholders' Equity

Dividend Distributions—The following table summarizes the dividends paid to common shareholders in the periods presented:

Millions of dollars, except per share amounts	Dividend Per Ordinary Share		Aggregate Dividends Paid		Date of Record
For the year 2025:					
March	$	1.34	$	433	March 10, 2025
June		1.37		445	June 2, 2025
September		1.37		443	August 25, 2025
December		1.37		443	December 1, 2025
	$	5.45	$	1,764	
For the year 2024:					
March	$	1.25	$	408	March 4, 2024
June		1.34		438	June 3, 2024
September		1.34		437	August 26, 2024
December		1.34		437	December 2, 2024
	$	5.27	$	1,720	

In February 2026, we declared a quarterly dividend of $0.69 per share, representing a $0.68 per share reduction from our fourth quarter 2025 dividend. The dividend will be paid to shareholders on March 9, 2026, with an ex-dividend and record date of March 2, 2026.

Share Repurchase Authorization—In May 2025, our shareholders approved a proposal to authorize us to repurchase up to 34.0 million ordinary shares, through November 23, 2026 ("2025 Share Repurchase Authorization"), which superseded any prior repurchase authorizations. The timing and amount of these repurchases, which are determined based on our evaluation of market conditions and other factors, may be executed from time to time through open market or privately negotiated transactions. The repurchased shares, which are recorded at cost, are classified as Treasury stock and may be retired or used for general corporate purposes, including for various employee benefit and compensation plans.

In May 2024, our shareholders approved a proposal to authorize us to repurchase up to 34.0 million ordinary shares, through November 24, 2025 ("2024 Share Repurchase Authorization"), which superseded any prior repurchase authorizations.

In May 2023, our shareholders approved a proposal to authorize us to repurchase up to 34.0 million ordinary shares, through November 19, 2024 ("2023 Share Repurchase Authorization"), which superseded any prior repurchase authorizations.

The following table summarizes our share repurchase activity for the periods presented:

Millions of dollars, except shares and per share amounts	Shares Repurchased	Average Purchase Price		Total Purchase Price, Including Commissions and Fees
For the year 2025:				
2024 Share Repurchase Authorization	3,037,987	$	66.01	$ 201
	3,037,987	$	66.01	$ 201
For the year 2024:				
2024 Share Repurchase Authorization	2,236,348	$	88.42	$ 198
	2,236,348	$	88.42	$ 198
For the year 2023:				
2022 Share Repurchase Authorization	1,365,898	$	88.98	$ 122
2023 Share Repurchase Authorization	983,309		90.99	89
	2,349,207	$	89.82	$ 211

Total cash paid for share repurchases for the years ended December 31, 2025, 2024 and 2023 was $201 million, $195 million and $211 million, respectively. Cash payments made during the reporting period may differ from the total purchase price, including commissions and fees, due to the timing of payments.

Ordinary Shares—The changes in the outstanding amounts of ordinary shares are as follows:

	Year Ended December 31,		
	2025	2024	2023
Ordinary shares outstanding:			
Beginning balance	323,889,832	324,483,402	325,723,567
Share-based compensation	621,601	1,278,115	793,984
Employee stock purchase plan	611,323	364,663	315,058
Purchase of ordinary shares	(3,037,987)	(2,236,348)	(2,349,207)
Ending balance	322,084,769	323,889,832	324,483,402

Treasury Shares—The changes in the amounts of treasury shares held by the Company are as follows:

	Year Ended December 31,		
	2025	2024	2023
Ordinary shares held as treasury shares:			
Beginning balance	16,532,666	15,939,096	14,698,931
Share-based compensation	(621,601)	(1,278,115)	(793,984)
Employee stock purchase plan	(611,323)	(364,663)	(315,058)
Purchase of ordinary shares	3,037,987	2,236,348	2,349,207
Ending balance	18,337,729	16,532,666	15,939,096

Accumulated Other Comprehensive Loss—The components of, and after-tax changes in, Accumulated other comprehensive loss as of and for the years ended December 31, 2025, 2024 and 2023 are presented in the following table:

Foreign currency translation adjustments below include currency translation adjustments as well as gains (losses) on net investment hedges; the associated tax benefits or expenses are calculated separately for each component.

Millions of dollars	Financial Derivatives		Defined Benefit Pension and Other Post-retirement Benefit Plans		Foreign Currency Translation Adjustments		Total	
Balance, December 31, 2022	$	(146)	$	(182)	$	(1,044)	$	(1,372)
Other comprehensive income (loss) before reclassifications		(178)		(142)		45		(275)
Tax benefit before reclassifications		47		38		28		113
Amounts reclassified from accumulated other comprehensive loss		69		9		—		78
Tax expense		(18)		(2)		—		(20)
Net other comprehensive income (loss)		(80)		(97)		73		(104)
Balance, December 31, 2023	$	(226)	$	(279)	$	(971)	$	(1,476)
Other comprehensive income (loss) before reclassifications	$	51	$	(21)	$	(125)	$	(95)
Tax (expense) benefit before reclassifications		(13)		5		(44)		(52)
Amounts reclassified from accumulated other comprehensive loss		102		18		—		120
Tax expense		(25)		(4)		—		(29)
Net other comprehensive income (loss)		115		(2)		(169)		(56)
Balance, December 31, 2024	$	(111)	$	(281)	$	(1,140)	$	(1,532)
Other comprehensive income (loss) before reclassifications	$	(92)	$	52	$	108	$	68
Tax (expense) benefit before reclassifications		23		(15)		91		99
Amounts reclassified from accumulated other comprehensive loss		62		12		—		74
Tax expense		(15)		(4)		—		(19)
Net other comprehensive income (loss)		(22)		45		199		222
Balance, December 31, 2025	$	(133)	$	(236)	$	(941)	$	(1,310)

The amounts reclassified out of each component of Accumulated other comprehensive loss are as follows:

Millions of dollars	Year Ended December 31,			Affected Line Items on the Consolidated Statements of Income
	2025	**2024**	**2023**	
Reclassification adjustments for:				
Financial derivatives:				
Commodities	$ —	$ 4	$ —	Sales and other operating expenses
Commodities	22	129	33	Cost of sales
Foreign currency	36	(35)	31	Interest expense
Interest rates	4	4	5	Interest expense
Income tax (expense) benefit	(15)	(25)	(18)	Provision for income taxes
Financial derivatives, net of tax	47	77	51	
Amortization of defined pension items:				
Settlement gain	(1)	—	—	Other income (expense), net
Actuarial loss	13	15	6	Other income (expense), net
Prior service cost	3	3	3	Other income (expense), net
Curtailment gain	(3)	—	—	Other income (expense), net
Income tax expense	(4)	(4)	(2)	Provision for income taxes
Defined pension items, net of tax	8	14	7	
Total reclassifications, before tax	74	120	78	
Income tax expense	(19)	(29)	(20)	Provision for income taxes
Total reclassifications, after tax	$ 55	$ 91	$ 58	Amount included in net income

Amortization of defined pension items are included in the computation of net periodic pension and other post-retirement benefit costs, see Note 16 to the Consolidated Financial Statements.

Redeemable Non-controlling Interests

As of December 31, 2025 and 2024, we had 112,964 and 113,053 shares of redeemable non-controlling interest stock outstanding, respectively. During the years ended December 31, 2025, 2024, and 2023, 89, 22, and 396 shares, respectively, were redeemed for less than $1 million in each year.

In February, May, August and November 2025, we paid cash dividends of $15.00 per share to our redeemable non-controlling interest stock shareholders of record as of January 15, 2025, April 15, 2025, July 15, 2025, and October 15, 2025, respectively. In 2025, 2024 and 2023, these dividends were $7 million for each year.

21. Per Share Data

Basic earnings per share is based upon the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share includes the effect of certain stock option and other equity-based compensation awards. Our unvested restricted stock units contain non-forfeitable rights to dividend equivalents and are considered participating securities. We calculate basic and diluted earnings per share under the two-class method.

Earnings (loss) per share data is as follows:

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
Millions of dollars	Continuing Operations	Discontinued Operations	Continuing Operations	Discontinued Operations	Continuing Operations	Discontinued Operations
Net income (loss)	$ (785)	$ 47	$ 1,442	$ (75)	$ 1,866	$ 255
Dividends on redeemable non-controlling interests	(7)	—	(7)	—	(7)	—
Net income attributable to participating securities	(7)	—	(6)	—	(7)	—
Net income (loss) attributable to ordinary shareholders—basic and diluted	$ (799)	$ 47	$ 1,429	$ (75)	$ 1,852	$ 255
Millions of shares, except per share amounts						
Basic weighted average common stock outstanding	322	322	325	325	325	325
Effect of dilutive securities	—	—	1	1	1	1
Potential dilutive shares	322	322	326	326	326	326
Earnings (loss) per share:						
Basic	$ (2.48)	$ 0.14	$ 4.40	$ (0.24)	$ 5.70	$ 0.78
Diluted	$ (2.48)	$ 0.14	$ 4.39	$ (0.24)	$ 5.68	$ 0.78

22. Segment and Related Information

Our operations are managed by senior executives who report to our Chief Executive Officer, the chief operating decision maker. Discrete financial information is available for each of the segments. The Chief Executive Officer uses EBITDA as the primary measure for reviewing the profitability of our segments and allocating resources to the segments. We define EBITDA as net income (loss) before interest, income taxes, and depreciation and amortization. Our chief operating decision maker does not receive information about total assets by reportable segment.

The activities of each of our segments from which they earn revenues and incur expenses are described below:

- *Olefins and Polyolefins-Americas* ("O&P-Americas"). Our O&P-Americas segment produces and markets olefins and co-products, polyethylene and polypropylene.

- *Olefins and Polyolefins-Europe, Asia, International* ("O&P-EAI"). Our O&P-EAI segment produces and markets olefins and co-products, polyethylene and polypropylene.

- *Intermediates and Derivatives* ("I&D"). Our I&D segment produces and markets propylene oxide and its derivatives; oxyfuels and related products; and intermediate chemicals such as styrene monomer and acetyls.

- *Advanced Polymer Solutions* ("APS"). Our APS segment produces and markets compounding and solutions, such as polypropylene compounds, engineered plastics, masterbatches, engineered composites and colors.

- *Technology*. Our Technology segment develops and licenses chemical and polyolefin process technologies and manufactures and sells polyolefin catalysts.

"Other" includes intersegment eliminations and items that are not directly related or allocated to business operations, such as foreign exchange gains or losses and components of pension and other post-retirement benefit costs other than service costs. Sales between segments are made at prices approximating prevailing market prices.

Summarized financial information concerning reportable segments is shown in the following tables for the periods presented:

	Year Ended December 31, 2025						
Millions of dollars	O&P - Americas	O&P - EAI	I&D	APS	Technology	Other	Total
Sales and other operating revenues:							
Customers	$ 7,669	$ 9,611	$ 8,953	$ 3,457	$ 463	$ —	$ 30,153
Intersegment	2,132	616	116	15	86	(2,965)	—
	9,801	10,227	9,069	3,472	549	(2,965)	30,153
Less:							
Cost of sales	8,873	9,963	8,347	3,074	280	(2,961)	27,576
Impairments	9	460	—	782	—	—	1,251
(Income) loss from equity investments	(37)	52	(3)	—	—	—	12
Loss on sale of business	—	—	—	6	—	—	6
Other items	464	412	256	344	132	25	1,633
Add:							
Depreciation and amortization expense	652	203	409	83	43	—	1,390
EBITDA	$ 1,144	$ (457)	$ 878	$ (651)	$ 180	$ (29)	$ 1,065
Capital expenditures	$ 793	$ 461	$ 433	$ 99	$ 92	$ —	$ 1,878

Millions of dollars	Year Ended December 31, 2024						
	O&P - Americas	O&P - EAI	I&D	APS	Technology	Other	Total
Sales and other operating revenues:							
Customers	$ 8,791	$ 10,188	$ 10,219	$ 3,616	$ 580	$ —	$ 33,394
Intersegment	2,742	679	205	18	91	(3,735)	—
	11,533	10,867	10,424	3,634	671	(3,735)	33,394
Less:							
Cost of sales	9,261	10,529	9,208	3,271	211	(3,730)	28,750
Impairments	—	892	2	55	—	—	949
(Income) loss from equity investments	(13)	217	13	—	—	—	217
Gain on sale of business	—	—	(284)	—	—	—	(284)
Other items	459	440	222	344	123	30	1,618
Add:							
Depreciation and amortization expense	619	220	401	90	42	—	1,372
EBITDA	$ 2,445	$ (991)	$ 1,664	$ 54	$ 379	$ (35)	$ 3,516
Capital expenditures	$ 635	$ 525	$ 445	$ 105	$ 95	$ 3	$ 1,808

Millions of dollars	Year Ended December 31, 2023						
	O&P - Americas	O&P - EAI	I&D	APS	Technology	Other	Total
Sales and other operating revenues:							
Customers	$ 8,333	$ 9,822	$ 10,917	$ 3,686	$ 578	$ —	$ 33,336
Intersegment	2,947	657	169	12	85	(3,870)	—
	11,280	10,479	11,086	3,698	663	(3,870)	33,336
Less:							
Cost of sales	9,146	10,165	9,383	3,393	210	(3,862)	28,435
Impairments	25	38	192	252	—	—	507
(Income) loss from equity investments	(49)	55	13	1	—	—	20
Other items	442	437	262	312	119	48	1,620
Add:							
Depreciation and amortization expense	587	207	443	98	41	—	1,376
EBITDA	$ 2,303	$ (9)	$ 1,679	$ (162)	$ 375	$ (56)	$ 4,130
Capital expenditures	$ 480	$ 273	$ 590	$ 75	$ 69	$ 12	$ 1,499

Other items include Selling, general and administrative ("SG&A") expenses, Research and development expenses, and Other income (expense), net. See Notes 9 and 10 to the Consolidated Financial Statements for additional information regarding impairments.

A reconciliation of EBITDA to Income (loss) from continuing operations before income taxes is shown in the following table for each of the periods presented. Indirect SG&A expense reallocation to continuing operations represents corporate SG&A expenses that were previously allocated to the refining segment:

	Year Ended December 31,		
Millions of dollars	**2025**	**2024**	**2023**
EBITDA:			
Total segment EBITDA	$ 1,094	$ 3,551	$ 4,186
Other EBITDA	(29)	(35)	(56)
Less:			
Depreciation and amortization expense	(1,390)	(1,372)	(1,376)
Interest expense	(487)	(481)	(477)
Indirect SG&A expense reallocation to continuing operations	—	(112)	(107)
Add:			
Interest income	97	150	129
Income (loss) from continuing operations before income taxes	$ (715)	$ 1,701	$ 2,299

The following assets are summarized and reconciled to consolidated totals in the following table:

Millions of dollars	**O&P - Americas**	**O&P - EAI**	**I&D**	**APS**	**Technology**	**Total**
December 31, 2025						
Property, plant and equipment, net	$ 6,775	$ 1,642	$ 6,123	$ 607	$ 686	$ 15,833
Equity investments	1,958	1,658	346	1	—	3,963
Goodwill	475	—	225	—	8	708
December 31, 2024						
Property, plant and equipment, net	$ 6,592	$ 1,553	$ 5,670	$ 655	$ 596	$ 15,066
Equity investments	2,011	1,732	377	1	—	4,121
Goodwill	472	355	209	517	8	1,561

Long-lived assets include Property, plant and equipment, net, Intangible assets, net and Equity investments, see Notes 9 and 10 to the Consolidated Financial Statements. The following long-lived assets data is based upon the location of the assets:

		December 31,		
Millions of dollars		**2025**		**2024**
Long-lived assets:				
United States	$	14,551	$	14,456
Germany		2,012		1,691
The Netherlands		830		784
Italy		496		399
Mexico		226		257
France		184		171
Poland		168		173
China		120		124
Thailand		116		123
Other		1,543		1,586
Total	$	20,246	$	19,764

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Effectiveness of Controls and Procedures

Our management, with the participation of our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial officer) has evaluated the effectiveness of our disclosure controls and procedures in ensuring that the information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to management (including the principal executive and financial officers) as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that such disclosure controls and procedures were effective as of December 31, 2025, the end of the period covered by this Annual Report on Form 10-K.

Management's Report on Internal Control over Financial Reporting

Management's report on our internal control over financial reporting can be found in Item 8, *Financial Statements and Supplementary Data,* of this report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) of the Act, in our fourth fiscal quarter of 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information.

During the three months ended December 31, 2025, none of our Section 16 officers or directors adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

Item 10.   Directors, Executive Officers and Corporate Governance.

We have a Code of Conduct for all employees and directors, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We also have a Financial Code of Ethics specifically for our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We have posted copies of these codes on the "Investors" section of our website at www.LyondellBasell.com (within the governance section). Any waivers of the codes must be approved, in advance, by our Board of Directors. Any amendments to, or waivers from, the codes that apply to our executive officers and directors will be posted on our website.

Information regarding our executive officers is reported under the caption "Information about our Executive Officers" in Part I of this report, which is incorporated herein by reference.

All other information required by this Item will be included in our Proxy Statement relating to our 2026 Annual General Meeting of Shareholders and is incorporated herein by reference.*

Item 11.   Executive Compensation.

All information required by this Item will be included in our Proxy Statement relating to our 2026 Annual General Meeting of Shareholders and is incorporated herein by reference.*

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

All information required by this Item will be included in our Proxy Statement relating to our 2026 Annual General Meeting of Shareholders and is incorporated herein by reference.*

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

All information required by this Item will be included in our Proxy Statement relating to our 2026 Annual General Meeting of Shareholders and is incorporated herein by reference.*

Item 14.   Principal Accounting Fees and Services.

All information required by this Item will be included in our Proxy Statement relating to our 2026 Annual General Meeting of Shareholders and is incorporated herein by reference.*

* *Except for information or data specifically incorporated herein by reference under Items 10 through 14, other information and data appearing in our 2026 Proxy Statement are not deemed to be a part of this Annual Report on Form 10-K or deemed to be filed with the Commission as a part of this report.*

Item 15.   Exhibits, Financial Statement Schedules.

(a) (1) *Consolidated Financial Statements:* The financial statements and supplementary information listed in the Index to Financial Statements, included in Item 8.

(a) (2) *Consolidated Financial Statement Schedules:* Schedules are omitted because they either are not required or are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

(b)   Exhibits:

Exhibit Number	Description
3	Articles of Association of LyondellBasell Industries N.V., as amended on June 1, 2018 (incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed with the SEC on June 5, 2018)
4.1	Description of the Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 10-K filed with the SEC on February 27, 2025)
4.2	Specimen certificate for Class A ordinary shares, par value €0.04 per share, of LyondellBasell Industries N.V. (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K filed with the SEC on February 16, 2016)
4.3	Registration Rights Agreement by and among LyondellBasell Industries N.V. and the Holders (as defined therein), dated as of April 30, 2010 (incorporated by reference to Exhibit 4.7 to Amendment No. 2 to Form 10 filed with the SEC on July 26, 2010)
4.4	Second Amended and Restated Nomination Agreement, dated June 1, 2018, between AI International Chemicals S.à R.L. and LyondellBasell Industries N.V. (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed with the SEC on June 5, 2018)
4.5	Indenture, between LyondellBasell Industries N.V. as Company and Computershare Trust Company, N.A., as Trustee (as successor to Wells Fargo Bank, National Association), dated as of March 5, 2015 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on March 5, 2015)
4.6	Officer's Certificate of LyondellBasell Industries, N.V. relating to the 4.625% Senior Notes due 2055, dated as of March 5, 2015 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on March 5, 2015)
4.7	Form of LyondellBasell Industries N.V.'s 4.625% Senior Notes due 2055 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on March 5, 2015 and included in Exhibit 4.2 thereto)
4.8	Indenture, among LYB International Finance B.V., as issuer, LyondellBasell Industries N.V., as guarantor, and Computershare Trust Company, N.A., as Trustee (as successor to Wells Fargo Bank, National Association), dated as of July 16, 2013 (incorporated by reference to Exhibit 4.1 to our Form 8-K filed with the SEC on July 16, 2013)
4.9	Officer's Certificate of LYB International Finance B.V. relating to the 5.250% Guaranteed Notes due 2043, dated as of July 16, 2013 (incorporated by reference to Exhibit 4.3 to our Form 8-K filed with the SEC on July 16, 2013)

Exhibit Number	Description
4.10	Form of LYB International Finance B.V.'s 5.250% Guaranteed Notes due 2043 (incorporated by reference to Exhibit 4.3 to our Form 8-K filed with the SEC on July 16, 2013)
4.11	Officer's Certificate of LYB International Finance B.V. relating to the 4.875% Guaranteed Notes due 2044, dated as of February 28, 2014 (incorporated by reference to Exhibit 4.2 to our Form 8-K filed with the SEC on February 28. 2014)
4.12	Form of LYB International Finance B.V.'s 4.875% Guaranteed Notes due 2044 (incorporated by reference to Exhibit 4.2 to our Form 8-K filed with the SEC on February 28. 2014)
4.13	Indenture, among LYB International Finance II B.V., as Issuer, LyondellBasell Industries N.V., as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee, dated as of March 2, 2016 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on March 2, 2016)
4.14	Officer's Certificate of LYB International Finance II B.V. relating to the 3.500% Guaranteed Notes due 2027, dated as of March 2, 2017 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on March 2, 2017)
4.15	Form of LYB International Finance II B.V.'s 3.500% Guaranteed Notes due 2027 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on March 2, 2017 and included in Exhibit A thereto)
4.16	Supplemental Indenture, among LYB International Finance II B.V., as Issuer, LyondellBasell Industries N.V., as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee, dated as of September 17, 2019 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on September 17, 2019)
4.17	Form of LYB International Finance II B.V.'s 0.875% Guaranteed Notes due 2026 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on September 17, 2019)
4.18	Form of LYB International Finance II B.V.'s 1.625% Guaranteed Notes due 2031 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on September 17, 2019)
4.19	Indenture, among LYB International Finance III, LLC, as Issuer, LyondellBasell Industries N.V., as Guarantor, and Computershare Trust Company, N.A., as Trustee (as successor to Wells Fargo Bank, National Association), dated as of October 10, 2019 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on October 10, 2019)
4.20	Officer's Certificate of LYB International Finance III, LLC relating to the 4.200% Guaranteed Notes due 2049, dated as of October 10, 2019 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 10, 2019)
4.21	Form of LYB International Finance III, LLC's 4.200% Guaranteed Notes due 2049 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 10, 2019)
4.22	Officer's Certificate of LYB International Finance III, LLC relating to the 3.375% Guaranteed Notes due 2030, and 4.200% Guaranteed Notes due 2050 dated as of April 20, 2020 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on April 21, 2020)
4.23	Form of LYB International Finance III, LLC's 3.375% Guaranteed Notes due 2030 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on April 21, 2020)
4.24	Form of LYB International Finance III, LLC's 4.200% Guaranteed Notes due 2050 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on April 21, 2020)

Exhibit Number	Description
4.25	Officer's Certificate of LYB International Finance III, LLC relating to the 2.250% Guaranteed Notes due 2030, 3.375% Guaranteed Notes due 2040, 3.625% Guaranteed Notes due 2051, and 3.800% Guaranteed Notes due 2060, dated as of October 8, 2020 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.26	Form of LYB International Finance III, LLC's 2.250% Guaranteed Notes due 2030 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.27	Form of LYB International Finance III, LLC's 3.375% Guaranteed Notes due 2040 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.28	Form of LYB International Finance III, LLC's 3.625% Guaranteed Notes due 2051 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.29	Form of LYB International Finance III, LLC's 3.800% Guaranteed Notes due 2060 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.30	Supplemental Indenture, among LYB International Finance III, LLC, as Issuer, LyondellBasell Industries N.V., as Guarantor, Computershare Trust Company, N.A., as Base Trustee (as successor to Wells Fargo Bank, National Association) and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of May 17, 2023 (incorporated by reference to Exhibit 4.44 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-261639) filed with the SEC on May 17, 2023)
4.31	Officer's Certificate of LYB International Finance III, LLC relating to the 5.625% Guaranteed Notes due 2033, dated as of May 19, 2023 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on May 19, 2023)
4.32	Form of LYB International Finance III, LLC's 5.625% Guaranteed Notes due 2033 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on May 19, 2023)
4.33	Officer's Certificate of LYB International Finance III, LLC relating to the 5.500% Guaranteed Notes due 2034, dated as of February 28, 2024 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on February 28, 2024)
4.34	Form of LYB International Finance III, LLC's 5.500% Guaranteed Notes due 2034 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on February 28, 2024)
4.35	Officer's Certificate of LYB International Finance III, LLC relating to the 6.150% Guaranteed Notes due 2035, dated as of May 15, 2025 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on May 15, 2025)
4.36	Form of LYB International Finance III, LLC's 6.150% Guaranteed Notes due 2035 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on May 15, 2025).
4.37	Officer's Certificate of LYB International Finance III, LLC relating to the 5.125% Guaranteed Notes due 2031 and 5.875% Guaranteed Notes due 2036, dated as of November 13, 2025 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on November 13, 2025).
4.38	Form of LYB International Finance III, LLC's 5.125% Guaranteed Notes due 2031 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on November 13, 2025)
4.39	Form of LYB International Finance III, LLC's 5.875% Guaranteed Notes due 2036 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on November 13, 2025)

Exhibit Number	Description
10.1+	Offer Letter dated December 8, 2021 between Peter Vanacker and LyondellBasell Industries N.V. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 13, 2021)
10.2+	Offer Letter dated May 17, 2019 between Torkel Rhenman and Lyondell Chemical Company (incorporated by reference to Exhibit 10.7 of our Annual Report on Form 10-K filed with the SEC on February 20, 2020)
10.3+	Letter to Torkel Rhenman dated July 22, 2020 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on October 30, 2020)
10.4+	Appointment Letter for Torkel Rhenman dated September 27, 2022 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2022)
10.5+	Appointment Letter dated November 21, 2024 from the Company to Agustin Izquierdo (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on November 22, 2024)
10.6+	LyondellBasell Industries N.V. U.S. Senior Management Deferral Plan, as Amended and Restated as of September 25, 2025 (incorporated by reference to Exhibit 10.2 of our Form 10-Q filed with the SEC on October 31, 2025)
10.7+	LyondellBasell Executive Severance Plan, Amended & Restated, effective as of November 17, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on November 17, 2023)
10.8+	Form of LyondellBasell Executive Severance Plan Participation Agreement (incorporated by reference to Exhibit 10.8 of our Annual Report on Form 10-K filed with the SEC on February 27, 2025)
10.9+	Form of Officer and Director Indemnification Agreement (incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K filed with the SEC on February 21, 2019)
10.10+	LyondellBasell Industries Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 28, 2021)
10.11+	2024 Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.19 of our Annual Report on Form 10-K filed with the SEC on February 22, 2024)
10.12+	2024 Form of Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K filed with the SEC on February 22, 2024)
10.13+	2025 Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.16 of our Annual Report on Form 10-K filed with the SEC on February 27, 2025)
10.14+	2025 Form of Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.17 of our Annual Report on Form 10-K filed with the SEC on February 27, 2025)
10.15+*	2026 Form of Restricted Stock Unit Award Agreement
10.16+*	2026 Form of Performance Share Unit Award Agreement
10.17+	Form of Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q filed with the SEC on July 31, 2020)

Exhibit Number	Description
10.18	Third Amended and Restated Credit Agreement, dated July 17, 2024, among LyondellBasell Industries N.V. and LYB Americas Finance Company LLC, as Borrowers, the various institutions from time to time party thereto as Lenders and L/C Issuers, Citibank, N.A., as Administrative Agent, and Wells Fargo Bank, National Association, as Syndication Agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on July 18, 2024)
10.19	Amendment No. 1 to Third Amended and Restated Credit Agreement, dated September 10, 2025, among LyondellBasell Industries N.V. and LYB Americas Finance Company LLC, as Borrowers, the various institutions from time to time party thereto as Lenders and L/C Issuers, Citibank, N.A., as Administrative Agent, and Wells Fargo Bank, National Association, as Syndication Agent. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 11, 2025)
10.20	Receivables Purchase Agreement, dated September 11, 2012, by and among Lyondell Chemical Company, as initial servicer, and LYB Receivables LLC, as seller, PNC National Association, as Administrator and LC Bank, certain conduit purchasers, committed purchasers, LC participants and purchaser agents that are parties thereto from time to time (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 14, 2012)
10.21	Second Amendment to Receivables Purchase Agreement, dated August 26, 2015, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed with the SEC on August 28, 2015)
10.22	Third Amendment to Receivables Purchase Agreement, dated July 24, 2018, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on July 27, 2018)
10.23	Fourth Amendment to Receivables Purchase Agreement, dated as of June 30, 2021, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on July 2, 2021)
10.24	Fifth Amendment to Receivables Purchase Agreement, dated as of May 31, 2023, among LYB Receivables LLC, as seller, Lyondell Chemical Company, as servicer, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 4, 2023)
10.25	Sixth Amendment to Receivables Purchase Agreement, dated as of May 29, 2024, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 30, 2024)
10.26	Seventh Amendment to Receivables Purchase Agreement, dated as of May 29, 2025, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 30, 2025).
10.27	Acknowledgement of Amendment to Receivables Purchase Agreement, dated April 14, 2020, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed with the SEC on April 15, 2020)

Exhibit Number	Description
10.28	Acknowledgement of Amendment to Receivables Purchase Agreement, dated October 8, 2020, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
10.29	Purchase and Sale Agreement, dated September 11, 2012, by and among Lyondell Chemical Company, Equistar Chemicals, LP and LyondellBasell Acetyls, LLC, the other originators from time to time parties thereto, Lyondell Chemical Company, as initial servicer and LYB Receivables LLC, as buyer (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on September 14, 2012)
10.30	Put Option Letter Agreement between LyondellBasell Industries Holdings B.V. and AEQ Amethyst B.V. (including the form of Sale and Purchase Agreement as Schedule 1 thereto) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on June 5, 2025).
10.31	Sale and Purchase Agreement dated as of October 29, 2025, between LyondellBasell Industries Holdings B.V. and AEQ Amethyst B.V. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on October 31, 2025)
19	Policy Prohibiting Insider Trading (incorporated by reference to Exhibit 19 of our Annual Report on Form 10-K filed with the SEC on February 27, 2025)
21*	List of subsidiaries of the registrant
23*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32**	Certifications pursuant to 18 U.S.C. Section 1350
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 10-K filed with the SEC on February 22, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Schema Document
101.CAL*	Inline XBRL Calculation Linkbase Document
101.DEF*	Inline XBRL Definition Linkbase Document
101.LAB*	Inline XBRL Labels Linkbase Document
101.PRE*	Inline XBRL Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

+   Management contract or compensatory plan, contract or arrangement.

*   Filed herewith.

**   Furnished herewith.

Item 16.   Form 10-K Summary.

None.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LYONDELLBASELL INDUSTRIES N.V.

Date: February 20, 2026


/s/Peter Vanacker


Name: Peter Vanacker

Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Peter Vanacker **Peter Vanacker**	Chief Executive Officer and Director (*Principal Executive Officer*)	February 20, 2026
/s/ Agustin Izquierdo **Agustin Izquierdo**	Executive Vice President and Chief Financial Officer (*Principal Financial Officer*)	February 20, 2026
/s/ Matthew D. Hayes **Matthew D. Hayes**	Senior Vice President, Chief Accounting Officer (*Principal Accounting Officer*)	February 20, 2026
/s/ Jacques Aigrain **Jacques Aigrain**	Chair of the Board and Director	February 20, 2026
/s/ Lincoln Benet **Lincoln Benet**	Director	February 20, 2026
/s/ Robin W.T. Buchanan **Robin W.T. Buchanan**	Director	February 20, 2026
/s/ Anthony R. Chase **Anthony R. Chase**	Director	February 20, 2026
/s/ Robert W. Dudley **Robert W. Dudley**	Director	February 20, 2026
/s/ Claire S. Farley **Claire S. Farley**	Director	February 20, 2026
/s/ Rita Griffin **Rita Griffin**	Director	February 20, 2026
/s/ Michael S. Hanley **Michael S. Hanley**	Director	February 20, 2026
/s/ Virginia A. Kamsky **Virginia A. Kamsky**	Director	February 20, 2026
/s/ Bridget Karlin **Bridget Karlin**	Director	February 20, 2026
/s/ Albert J. Manifold **Albert J. Manifold**	Director	February 20, 2026

Shareholder information

Stock exchange

LyondellBasell's common stock is listed on the New York Stock Exchange under the symbol LYB.

Website

Shareholders and other interested parties can learn about LyondellBasell by visiting www.lyb.com.

Investor relations contact

David Kinney +1 713 309 7141

Corporate governance

LyondellBasell's Corporate Governance Guidelines and related materials are available by selecting "Investors," then "Governance," then "Corporate governance documents" on our website at www.lyb.com.

Online annual reports

LyondellBasell's 2025 Annual Report is available by selecting "Investors," then "Financials," then "Annual reports" on our website at ww.lyb.com.

Registrar and transfer agent

Computershare Shareholder Services, Inc.

Mail

P.O. Box 43006
Providence, RI 02940-3006

Overnight delivery

150 Royall St. Ste 101
Canton, MA 02021

+1 877 456 7920 (U.S. Toll-Free)
+1 781 575 4337 (U.S. Toll/International)
www.computershare.com

Cautionary statement

Certain disclosures in this annual report may be considered "forward-looking statements." These are made pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The "Cautionary Statement" on page 2 of LyondellBasell's Form 10-K for the fiscal year ended December 31, 2025, should be read in conjunction with such statements.

London

4th Floor, One Vine Street

London W1J 0AH

United Kingdom

Tel: +44 207 220 2600

Houston

2800 Post Oak Boulevard

Suite 5100

Houston, TX 77056

United States

Tel: +1 713 309 7200

Rotterdam

Delftseplein 27E

3013 AA Rotterdam

Netherlands

Tel: +31 10 275 5500

lyb.com